Form 10-K, Exhibit 13
period 1996-12-31
EVANS BANCORP INC
filed 1997-03-28
CIK 842518

                                 EXHIBIT 13.1

                                   CONTENTS

                                    PROFILE

                          ...........  1  ............

                              PRESIDENT'S MESSAGE

                          ...........  2  ............

                                   SELECTED

                             FINANCIAL INFORMATION

                          ...........  4  ............

                                  MANAGEMENT

                            DISCUSSION AND ANALYSIS

                          ...........  5  ............

                                  INDEPENDENT

                               AUDITOR'S REPORT

                          ........... 10  ............

                                 CONSOLIDATED

                             FINANCIAL STATEMENTS

                          ........... 11  ............

                             CORPORATE INFORMATION

                          ........... 28  ............

                                    PROFILE

EVANS BANCORP, INC.

is a bank holding company headquartered in Angola, New York and conducts its business through its wholly-owned subsidiary, Evans National Bank. The Bank is a FDIC full-service commercial bank and as of December 31, 1996 had total assets of $140,898,057, total deposits of $123,461,379 and total stockholders' equity of $15,510,083. The Bank's primary market area is located in Western New York State and specifically in southern Erie County, northern Chautauqua County and northwestern Cattaraugus County.

The principal business of the Bank is commercial banking and consists of, among other things, attracting deposits from the general public and using these funds to extend credit and to invest in securities. The Bank offers a variety of loan products to its customers including commercial loans, commercial and residential mortgage loans, and consumer loans. In addition, the Bank offers deposit products to include checking and NOW accounts, passbook and statement savings, and certificates of deposits.

                              PRESIDENT'S MESSAGE

[Graphic "The Key Factor in the Growth of Assets was the Significant increase in Loans."]

           I am pleased to announce that 1996 was a year of record growth at Evans National Bank. Total assets increased by 12.44%, to $140.9 million from $125.3 million, the largest one-year increase in the history of the Bank. I believe that this unprecedented growth in the balance sheet sets the framework for future improvement in other key performance measures such as net income, return on assets and return on equity. In order to sustain our philosophy of controlled growth and dedication to customer service, the Bank in 1996 undertook several strategic initiatives, which included significant investments in technology and in the branch system. These strategic initiatives, among others, will enable Evans National Bank to continue to provide quality products and quality services to our customers.

In order to achieve our long term objectives of growth, continued dedication to our customers, the community, and our shareholders, it is necessary to incur and absorb the costs that are associated with such a plan. As a result, our current year performance measures were down slightly from those of a year ago. Net income for the year was $1.61 million, down slightly from prior year net income of $1.66 million, and accordingly, net income per share was down as well, from $4.90 in 1995 to $4.75 in 1996. Return on average assets was 1.20% in 1996 compared to 1.34% in 1995, while return on average equity was 10.75% in 1996 compared to 11.59% in 1995. However, given the various initiatives undertaken in 1996, as well as their associated costs, our performance was above our projections for 1996 due to a large increase in the loan portfolio, related interest income and effective cost management strategies.

The key factor in the growth of assets was the significant increase in loans. Loans increased from $75.5 million to $92.1 million. This increase of $16.6 million represents growth of 22% over the prior year. Total deposits increased to $123.5 million from $109.0 million, an increase of $14.5 million, or 13%. The majority of the growth in deposits was comprised of higher yielding certificates of deposit, with a slight increase in our core deposit base.

As previously mentioned, the Bank concluded various strategic initiatives during 1996, which had both balance sheet and income statement implications. The Evans Office was opened in May of 1996, allowing for increased customer service capabilities. The newly renovated Angola Office subsequently became our Operations Center and the site of the majority of our technological investments. During 1996, we replaced our check processing equipment with a modern item processing system which will include check imaging. Early in 1997, we plan to replace our mainframe computer and upgrade to a Unix-based operating system. In conjunction with this effort, a state-of-the-art optical disk archival system will be installed providing a highly efficient record storage and retrieval network.

During the second quarter of 1997, we plan to complete the final installation phase of our new check processing technology, at which time our customers will begin receiving laser-printed images of their cancelled checks. This improvement will provide our customers with easier record keeping and check storage capabilities, while allowing the Bank to reduce paper work, postage costs, and improve our record storage and research methods. Although this strategy represents a significant investment for the Bank, the projected savings will enable the Bank to recoup its investment in approximately three years, while improving our service and communication to customers. In addition, the bank is investigating a new service allowing customers to access account information through automated voice response or by a personal computer.

Although expansion of operating and retail delivery capacity has increased our fixed cost structure in the short term, we feel that we have implemented a strategy to enhance customer service and commitment to the community, while simultaneously increasing shareholder value.

In February 1996, the Board of Directors declared a stock dividend of 7.14%, and in October 1996, paid a sixty-two cent per share cash dividend. A special cash dividend of fifty cents per share was also declared in November 1996, payable February 1, 1997. At December 31, 1996, shares of stock were selling at $136 per share, which represents an increase of $26 per share, or 23.6% over the December 31, 1995 price of $110 per share. The Board of Directors has recommended a five for one stock split, which will be submitted to the shareholders for approval at the annual meeting.

Evans National Bank has recently appointed American Stock Transfer and Trust Company as its stock transfer agent and registrar. American Stock Transfer and Trust Company will assume the responsibility for maintaining shareholder records, processing, dividend distributions and similar functions. As the number of shareholders of Evans Bancorp Inc. has increased over the past years, the work required to maintain our shareholder records has also increased. We believe this change will provide better service to you, our shareholders, at less cost to the Company. We will be evaluating a dividend reinvestment program through our transfer agent and will report the status to you at our annual meeting.

During 1996, Evans National Bank continued its long-standing commitment to the community by participating in various educational, charitable, and community service functions. Additionally, employees and directors continue to be involved in numerous organizations in an effort to assist the Bank in identifying the needs of the community.

During the year, we recognized the following personnel for significant years of service: Susan Herold and Elizabeth Mac with 20 years of service, Ramon Gallardo and Mary Nytz with 10 years of service, and Julie Clark and Delana Gage with 5 years of service. Additionally, the following promotions were appointed by the Board of Directors: Mary Doeing, Thomas McDonnell, and Jeffrey White to Vice President, and Michelle Bress, Mary Jane Gonzalez and Howard Martin to Banking Officer.

In conclusion, I would like to thank our employees, the Board of Directors, our shareholders, and customers for their support during 1996. We look forward to the future with its challenges and opportunities.

/s/ Richard M. Craig

Richard M. Craig / President and Chief Executive Officer

                                    - 43 -

                        SELECTED FINANCIAL INFORMATION



For the year ended December 31                  1996           1995            1994           1993            1992


RESULTS OF OPERATIONS
---------------------

Interest Income                             $9,799,815     $9,226,500      $8,206,596     $7,989,392      $8,282,555
Interest Expense                             3,912,761      3,418,782       2,747,297      2,680,003       3,366,960
Net Interest Income                          5,887,054      5,807,718       5,459,299      5,309,389       4,915,595
Non-Interest Income                            930,986        763,054         785,551        672,015         588,206
Non-Interest Expense                         4,555,398      4,228,922       3,981,801      3,581,929       3,395,906
Net Income                                   1,614,642      1,664,783       1,617,049      1,612,392       1,432,489

BALANCE SHEET DATA
------------------

Total Assets                              $140,898,057   $125,308,204    $114,565,971   $112,465,797    $108,158,334
Loans - Net                                 92,087,902     75,468,504      71,998,929     67,754,002      59,466,817
Allowance for Loan Losses                      546,954        557,961         628,957        612,921         478,775
Securities                                  36,054,324     38,954,494      32,341,350     33,371,944      38,013,829
Total Deposits                             123,461,379    109,020,551     100,532,031     99,860,851      96,859,418
Stockholders' Equity                        15,510,083     14,485,510      12,723,940     11,489,412      10,018,622

PER SHARE DATA
--------------

Net Income                                       $4.75          $4.90           $4.76          $4.75           $4.22
Cash Dividend                                    $0.62          $0.75           $0.50          $0.45           $0.40
Stock Dividend                                   7.14%          7.14%           7.14%          7.14%           7.14%
Book Value at Year End                          $45.65         $45.63          $42.90         $41.45          $38.68
Market Value                                   $136.00        $110.00          $70.00         $65.50          $50.00
Shares Outstanding                             339,790        317,481         296,613        277,170         258,992
Weighted Average Shares                        339,790        339,790         339,790        339,790         339,790


(Retroactively adjusted for stock dividends)

                      MANAGEMENT DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Evans National Bank (the "Bank"), a wholly-owned subsidiary of Evans Bancorp, Inc. (the "Company"), is a nationally chartered bank founded in 1920 which is headquartered in Angola, New York. The Bank's principal business is to provide full banking services to consumer and commercial customers in Erie and Chautauqua Counties of Western New York. The Bank serves it market through six banking offices located in Angola, Derby, Evans, Forestville, Hamburg and North Boston, New York. The Bank's principal source of funding is through deposits which it reinvests in the community in the form of loans and investments. Deposits are insured to the applicable limit by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of the Comptroller of the Currency.

The following discussion of financial conditions and results of operations of the Company and the Bank should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

Net income in 1996 of $1,614,642 resulted in earnings per share of $4.75, which compares with net income of $1,664,783, or $4.90 per share, in 1995 and $1,617,049, or $4.76 per share, in 1994. The decrease in net income of 3% in 1996 from 1995 reflects the impact on annual earnings of the $2.2 million expansion plan implemented over the last two years. Non-interest expense increased 7.7% in 1996 over 1995, largely due to increases in salary expense, occupancy expense and advertising expense. These costs have risen as a result of the opening of the newly-constructed branch office in Evans, NY in May, 1996, the operation of a branch office in Hamburg, NY, which opened for business in October, 1995, and the recently completed renovation of the Angola office in Angola, NY, which currently serves as the Bank's operations center, in addition to housing the Bank's loan department and a small retail facility.

Net interest income, the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on deposits, provides the basis for the Bank's results of operations. These results are also affected by non-interest income, the provision for credit losses, non-interest expense, and income taxes.

NET INCOME
($ MILLIONS)

'92     '93     '94     '95     '96
 ?        ?       ?       ?       ?

NET INTEREST INCOME

Net interest income, before the provision for credit losses, increased 1.4% from 1995 to 1996, compared to an increase of 6.4% from 1994 to 1995. Although average earning assets increased 7.7% in 1996, the tax-equivalent yield on those assets was 8.27%, compared to 8.28% in 1995. The increase in income on earning assets was largely offset by a volume increase in average interest-bearing liabilities of 8.22% and an increase in the average cost of funds from 3.77% in 1995 to 3.99% in 1996. In 1996, the Bank's net interest margin was 4.64% compared to 4.99% in 1995.

The increase of 6.4% in net interest income in 1995 over 1994 was the combined result of a volume increase of 3.2% in average earning assets in 1995 and an increase in the tax-equivalent yield on those assets to 8.28% from 7.68% in 1994. This increase was offset in part by a volume increase in interest-bearing liabilities of 1.6% and an increase in the average cost of funds from 3.08% in 1994 to 3.77% in 1995. The net interest margin increased from 4.60% in 1994 to 4.99% in 1995.

Rates remained fairly stable throughout most of 1996. The federal funds rate and the discount rate were reduced a quarter of a percent at the January 31, 1996 meeting of the Federal Reserve Board. Despite indications of strong economic growth, the Federal Reserve Bank failed to raise rates at later meetings. This was a marked contrast to the


NET INTEREST INCOME
($ MILLIONS)

       '92    '93    `94     `95    `96
        ?      ?      ?       ?       ?

volatility experienced over the period from February 1994 through February 1995 when the Federal Reserve Board raised short-term rates seven times in its efforts to control inflation.

The Bank constantly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. In 1995, the Bank established an Asset/ Liability Management Committee ("ALCO") for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank adopted an asset/liability policy which specifies minimum limits for liquidity and capital ratios. Maximum limits have been set for the negative impact acceptable on net interest income and the market value of assets as a result of a shift in interest rates. The asset/liability policy also includes guidelines for investment activities and funds management. The ALCO meets monthly to review the Bank's status and formulate its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility, and the Bank's earning objectives.

PROVISION FOR CREDIT LOSSES

Credit losses represent the amount charged against earnings to establish a reserve of allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. In 1996, $60,000 was charged against earnings for credit losses. In 1995, the Bank updated the methodology it uses to calculate the reserve amount for credit losses. After considering loan concentrations, charge-off history, delinquent loan percentages and general economic conditions, the Bank reversed $86,933 of its provision for credit losses in 1995. In 1994, $16,000 was charged against earnings for credit losses. The following table summarizes the Bank's actual credit losses, total of non-performing loans and total allowance for credit losses for 1996, 1995 and 1994, both in dollars and as a percentage of total loans outstanding:

NON-PERFORMING LOANS TO TOTAL LOANS
[PERCENTAGE]

'92     '93    '94    '95     '96
 ?       ?      ?      ?        ?


                         1996                 1995                 1994
Actual Credit
Losses              $ 77,000  0.08%      $ 11,000  0.014%      $ 13,000  0.020%

Non-Performing
Loans               $230,000  0.20%      $312,000  0.470%      $854,000  0.700%

Allowance for
Credit Losses       $546,954  0.59%      $557,961  0.730%      $628,957  0.870%

NON-INTEREST INCOME

Total non-interest income increased approximately $168,000 in 1996 from 1995 compared with a decrease of approximately $22,000 in 1995 from 1994. In 1996, service charge income of $668,000 increased approximately $106,000 over 1995, and approximately $167,000 over 1994. The additional income reflects the impact of increases in service charges implemented in September of 1995 as well as increased account activity and deposit volume.

Other non-interest income increased nearly $106,000 in 1996. This was attributable, in part, to an increase of $45,000 in the cash surrender value of life insurance policies carried on certain bank officers. Other contributing factors included an overall increase in loan-related income as a result of a high level of loan activity in 1996, and the receipt of $15,000 in state and federal tax refunds for the 1994 tax year. Non-interest income had declined approximately $84,000 from 1994 to 1995. In 1994, the Bank received a life insurance payment of $97,128 that resulted in an unusually high level of non-interest income that particular year.

Gains realized on the sale of assets decreased $44,000 in 1996 from 1995. In 1996, the Bank experienced a loss of $61,000 on a residual bond that was called for redemption in full. This loss was offset by net gains on planned sales of securities of $38,000, premiums on sales of student loans to the Student Loan Marketing Association ("SLMA") of $28,000 and premiums of $6,000 received on sales of mortgages to the Federal National Mortgage Association ("FNMA"). The Bank became affiliated with SLMA in 1995, and the initial sales volume in student loans resulted in $48,000 in premiums received in 1995. The Bank did not anticipate that the volume of future sales would repeat 1995 levels. The Bank became a member of the Federal National Mortgage Association in late 1995, realizing only about $1,000 in premiums that year.

NON-INTEREST EXPENSE

In 1996, the ratio of non-interest expense to average assets was 3.37% compared to 3.40% in 1995 and 3.34% in 1994. The non-interest expense category includes salaries, occupancy expenses, repairs and maintenance, advertising and professional services. All of these categories have been affected by the Town of Evans office expansion and the Angola office renovation. Additional staffing requirements have contributed to increases in salary and benefit expenses of 8.9% from 1995 to 1996 and 13.5% from 1994 to 1995. Another factor was the funding of a supplemental employee retirement plan for certain bank officers. Occupancy expenses have grown due to the operation of the additional branch locations, costs associated with the tenant-occupied property adjacent to the Derby, NY office, and additional depreciation costs resulting from the purchases of additional automated teller machines (ATMs) and newly upgraded check processing equipment. An increase of 36% in advertising expense in 1996 over 1995 was due to the expansion of the Bank's trade area as well as the continuing promotion of the home equity product and the marketing of a 15-month certificate of deposit special in the last quarter of 1996.

In 1996, the Bank's FDIC insurance assessment dropped to $2,000 from $120,231 in 1995 and $232,840 in 1994. The reductions over the past two years occurred when the FDIC decreased premiums as a result of the full funding of the Bank Insurance Fund. In 1995, the premium was reduced from $.23 per $100 of deposits to $.04 per $100 of deposits. In 1996, the rate was reduced to zero with a minimum charge of $500 per quarter for well capitalized banks. The Bank was assessed at the minimum rate, as it remains well above the regulatory minimums for the key measures of capital adequacies as disclosed in note 11 of the financial statements.

STOCKHOLDERS' EQUITY
($ MILLIONS)

'92   '93   '94   '95   '96
  ?     ?     ?     ?     ?

TAXES

The provision for taxes in 1996 of $588,000 reflects an effective tax rate of 27%. This compares to $764,000 and 32% in 1995 and $630,000 and 28% in 1994.
In 1996, there was a change in the composition of the deferred tax calculation, resulting in an overall decrease in the effective tax rate. In addition to income on tax-exempt securities, other non-taxable income items included tax refunds and income resulting from the increase in the cash surrender value of life insurance policies. Life insurance proceeds received in 1994 were also exempt from taxation, resulting in a lower effective tax rate in that year.

FINANCIAL CONDITION

The Bank had total assets of $140.9 million at December 31, 1996, increasing $15.6 million or 12.4% over December 31, 1995. Loan balances increased $16.6 million or 22% in 1996 over 1995. This loan growth was funded by an increase in deposits of 13.3% and by a reduction in the securities portfolio of 7.5%. Capital increased 7.1%, basically due to the retention of earnings.

LOANS

Loans comprised 66% of the Bank's total average earning assets in 1996. The increase of 22% in actual year-end balances in 1996 over 1995 compares to an increase of 4.8% in 1995 over 1994. Loan demand was soft throughout 1994 and the first three quarters of 1995. The Federal Reserve Board lowered rates in July and December of 1995, and loan activity increased as a result. This increase in loan activity was bolstered by a 25 basis point decrease in rates on January 31, 1996. The Bank continues to focus its lending on commercial and residential mortgages, small commercial loans and home equity loans. Commercial mortgages make up the largest segment of the portfolio at 42.0%. Residential mortgages comprise 27.8% of the portfolio and commercial loans total 11.2%. Home equity loans make up 13.9% of total loans.

The Bank currently retains the servicing rights to $1.7 million in long-term mortgages sold to the Federal National Mortgage Association ("FNMA"), since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated risks, while retaining customer account relationships.

The Bank continues its contractual arrangement with the Student Loan Marketing Association ("SLMA") whereby SLMA services the Bank's loans to students who are still in school and subsequently purchases those loans when the student goes into repayment. As a result of this arrange-


NET LOANS
($ MILLIONS)

 '92    '93     `94     `95     `96
   ?      ?       ?       ?       ?

ment, student loan balances decreased 13.4% in 1996 from 1995 levels and decreased 60% in 1995 from 1994 levels.

At December 31, 1996, the Bank had a loan-to-deposit ratio of 74.6%, and estimated its unloaned core deposits at $9.5 million. The Bank monitors the level of its unloaned core deposits to ensure that it is sufficient to fund anticipated loan growth as it expands its market area and develops new products.

SECURITIES

Securities and federal funds sold made up the remaining 34% of the Bank's earning assets at December 31, 1996. Since deposit growth was insufficient to fund the high level of loan demand experienced in 1996, securities that matured or were sold were utilized as an additional funding source, thereby reducing investment balances by $2.9 million from 1995. In 1995, when deposit growth exceeded loan growth, $6 million in excess funds had been directed into the securities portfolio. The portfolio remains concentrated in US government and government agency securities and tax-exempt municipal bonds of varied maturity.

In 1994, the Bank adopted Financial Accounting Standard No. 115 which outlines accounting and reporting procedures for investment securities. At that time, all securities in the Bank's portfolio were designated as either "held to maturity" or "available for sale", as were all subsequent purchases. Securities which the Bank designates as held to maturity are stated on the balance sheet at amortized cost, and those designated as available for sale are reported at fair market value. The unrealized gains and losses on available for sale securities are recorded, net of taxes, as a separate component of shareholders' equity. Transferring a security from one category to another results in certain accounting consequences. In 1995, the Financial Accounting Standards Board allowed a one-time reclassification of securities without penalty. As a result of this one-time window of opportunity, the Bank reclassified the majority of its bonds in the held to maturity category as available for sale. This reclassification was made after careful consideration of the Bank's anticipated liquidity needs and the present and future impact of such a transfer on the Bank's earnings and capital.

SECURITIES
($ MILLIONS)


'92     '93    `94     `95     `96
  ?       ?      ?      ?       ?


DEPOSITS

Total deposits increased $14.4 million in 1996 over 1995. Slight decreases occurred in NOW and regular savings balances, while significant increases occurred in demand deposit and time account balances. The actual 1996 year-end balances of $20.1 million in demand deposits reflect an increase of 13.3% over 1995. Much of this growth can be attributed to the Bank's new presence in the Hamburg, NY market. In addition to the expansion of the Bank's trade area, municipal deposit activity contributed to growth of $7.7 million or 119% in time accounts of $100,000 or more. Other time deposits increased $5.7 million or 16.2% in 1996 over 1995. Most of this increase occurred in the fourth quarter when the Bank promoted a special 15 month certificate of deposit.

The Bank continues to evaluate ways to improve its existing deposit products to meet customer needs, as well as to develop new products which will keep the Bank competitive in the marketplace.

TOTAL DEPOSITS
($ MILLIONS)

'92     '93     '94     '95     '96
 ?        ?       ?       ?       ?

LIQUIDITY

The Bank seeks to manage its liquidity so that it is able to meet day to day loan demand and deposit fluctuations, while attempting to maximize the amount of net interest income on earning assets. Traditionally, the Bank has utilized its federal funds balances and cash flows from the investment portfolio to fulfill its liquidity requirements. In 1996, overnight federal funds sold balances averaged $3.8 million. The maturities of the Bank's investments are laddered in such a way as to provide runoff at times that a liquidity need may arise. At December 31, 1996, approximately 9.1% of the Bank's securities had contractual maturities of one year or less and 42.0% had maturity dates of five years or less. At December 31, 1996, the Bank had net short-term liquidity of $8.1 million compared to $8.6 million at December 31, 1995. Available assets of $38.3 million less public and purchased liabilities of $18.8 million resulted in a long-term liquidity ratio of 204%, compared to 298% at December 31, 1995. Although the Bank believes it has sufficient resources in its securities portfolio to meet its short-term and long-term liquidity needs, the Bank also has the option to borrow $1 million each from two different correspondent banks.

The Bank is a member and shareholder of the Federal Home Loan Bank ("FHLB"), which will make cash advances of various terms at competitive rates to its members. Advances of up to $10 million can be drawn on the FHLB, via the Overnight Line of Credit Agreement, and another $5 million could be borrowed based on the collateral provided by the Bank's FHLB capital stock holdings.

Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient amount of US government and US government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

INTEREST RATE RISK

Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. The Bank's ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate sensitive assets and rate sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice in a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 1996, the Bank was in a negative gap position, with $9.2 million more in rate sensitive liabilities repricing over the next year than in rate sensitive assets. The Bank's asset liability limit, as defined in its asset liability policy, is a difference of +/-15% of the Bank's total assets which amounted to +/-$21.1 million at December 31, 1996. Therefore, the Bank's negative gap position at December 31, 1996 was well within its own policy limit. The gap ratio (rate sensitive assets/rate sensitive liabilities) at that date was 83%.

MARKET RISK

When rates rise or fall, the market value of the Bank's assets and liabilities will increase or decrease. As part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be accepted. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per Financial Accounting Standard No. 115. A limitation of a negative ten percent of total capital before FAS 115 (after tax) has been set forth in the asset liability policy as the maximum impact to equity that would be acceptable. At year end, the impact to equity as a result of marking available for sale securities to market was an unrealized loss of $23,000. On a quarterly basis, the available for sale portfolio is shocked for immediate increases of 100 and 200 basis points. At December 31, 1996, the Bank determined that it would take an immediate increase in excess of 200 basis points to eliminate the current capital cushion. The Asset/Liability Committee also reviews the Bank's capital ratios on a quarterly basis. Unrealized gains or losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

In order to keep pace with check and statement processing volume, and to provide the continual high level of customer service, the Bank plans to purchase statement imaging equipment and upgraded mainframe computer operating and archiving systems in 1997. The cost of the statement imaging equipment is estimated at $200,000 and the mainframe upgrades will total approximately $150,000. The Bank believes that it has a sufficiently strong capital base to support these capital expenditures with current assets and retained earnings.

IMPACT OF INFLATION AND CHANGING PRICES

There will always be economic events, such as changes in the economic policies of the Federal Reserve Board, that will have an impact on the profitability of the Company. Inflation may result in impaired asset growth, reduced earnings and substandard capital ratios. The net interest margin can be adversely impacted by the volatility of interest rates throughout the year. Since these factors are unknown, management attempts to structure the balance sheet and the repricing frequency of its interest-sensitive assets and liabilities to avoid a significant concentration that could result in a material negative impact on earnings.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
EVANS BANCORP, INC.

           We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Buffalo, New York
January 24, 1997

                      EVANS BANCORP, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995                                                                   1996                 1995

ASSETS
------
Cash and due from banks                                                               $    5,662,231        $    5,693,255
Interest bearing deposits with banks                                                               0               250,000
Federal funds sold                                                                         1,450,000               500,000
                                                                                      --------------        --------------
  Cash and cash equivalents                                                                7,112,231             6,443,255
Securities:
  Available for sale, at fair value                                                       30,201,120            32,813,099
  Held to maturity, at amortized cost                                                      5,853,204             6,141,395
Loans, net of allowance for loan losses of $546,954 and $557,961, respectively            92,087,902            75,468,504
Properties and equipment, net                                                              3,748,663             2,614,399
Other assets                                                                               1,894,937             1,827,552
                                                                                      --------------        --------------
TOTAL ASSETS                                                                            $140,898,057          $125,308,204
                                                                                      ==============        ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

LIABILITIES:
Deposits:
  Demand                                                                               $  20,149,152         $  17,790,113
  NOW and money market                                                                     6,437,613             6,777,826
  Regular savings                                                                         42,136,290            43,033,338
  Time ($100,000 and over)                                                                14,096,821             6,432,749
  Other time                                                                              40,641,503            34,986,525
                                                                                      --------------        --------------
      Total Deposits                                                                     123,461,379           109,020,551
Other liabilities                                                                          1,926,595             1,802,143
                                                                                      --------------        --------------
      Total Liabilities                                                                  125,387,974           110,822,694

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:
Common stock, $2.50 par value, 1,000,000 shares authorized;
  339,790 and 317,481 shares issued and outstanding, respectively                            849,475               793,703
Capital surplus                                                                           10,990,720             8,592,502
Retained earnings                                                                          3,692,659             4,953,075
Unrealized (loss) gain on available for sale securities, net
  of deferred taxes of $11,000 and $109,000, respectively                                    (22,771)              146,230
                                                                                      --------------        --------------
      Total                                                                               15,510,083            14,485,510
                                                                                      --------------        --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $140,898,057          $125,308,204
                                                                                      ==============        ==============

See notes to consolidated financial statements.

                      EVANS BANCORP, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 1996, 1995 and 1994                                 1996           1995           1994

INTEREST INCOME
---------------

Loans                                                                     $7,381,871      $6,760,511     $6,061,650
Federal funds sold                                                           201,831         276,698        132,087
Securities:
  Taxable                                                                  1,427,890       1,381,740      1,189,244
  Non-taxable                                                                765,123         761,741        743,985
Deposits with banks                                                           23,100          45,810         79,630
                                                                       -------------   -------------  -------------
TOTAL INTEREST INCOME                                                      9,799,815       9,226,500      8,206,596
INTEREST EXPENSE ON DEPOSITS AND BORROWINGS                                3,912,761       3,418,782      2,747,297
                                                                       -------------   -------------  -------------
NET INTEREST INCOME                                                        5,887,054       5,807,718      5,459,299
PROVISION FOR LOAN LOSSES                                                     60,000         (86,933)        16,000
                                                                       -------------   -------------  -------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                          5,827,054       5,894,651      5,443,299

NON-INTEREST INCOME
-------------------
Service charges                                                              667,839         561,525        501,025
Gains on sales of assets                                                      11,103          55,477          8,422
Other                                                                        252,044         146,052        276,104
                                                                       -------------   -------------  -------------
TOTAL NON-INTEREST INCOME                                                    930,986         763,054        785,551

NON-INTEREST EXPENSE
--------------------

Salaries and employee benefits                                             2,602,752       2,389,838      2,105,828
Occupancy                                                                    637,007         504,648        474,724
Supplies                                                                     118,740         109,226         96,351
Repairs and maintenance                                                      147,383         132,620        107,030
Advertising and public relations                                             131,753          97,116         74,712
Professional services                                                        212,601         224,269        204,431
FDIC assessments                                                               2,000         120,231        232,840
Other                                                                        703,162         650,974        685,885
                                                                       -------------   -------------  -------------
TOTAL NON-INTEREST EXPENSE                                                 4,555,398       4,228,922      3,981,801
                                                                       -------------   -------------  -------------
Income before provision for income taxes                                   2,202,642       2,428,783      2,247,049

PROVISION FOR INCOME TAXES                                                   588,000         764,000        630,000
                                                                       -------------   -------------  -------------
NET INCOME                                                                $1,614,642      $1,664,783     $1,617,049
                                                                       =============   =============  =============
Net income per common share                                            $        4.75   $        4.90  $        4.76
                                                                       -------------   -------------  -------------
Weighted average number of common shares                                     339,790         339,790        339,790
                                                                       =============   =============  =============

See notes to consolidated financial statements.

                      EVANS BANCORP, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,                                                                 UNREALIZED
1996, 1995 and 1994               COMMON STOCK                                          (LOSS) GAIN
------------------------      ------------------------                                  ON AVAILABLE
                               NO. OF                       CAPITAL        RETAINED       FOR SALE
                               SHARES          AMOUNT       SURPLUS        EARNINGS    SECURITIES, NET       TOTAL
                              -------        ---------    -----------     ----------   ---------------      -------
Balance, January 1, 1994       277,170        $692,925    $ 5,959,003     $4,837,484     $         0    $11,489,412
1994 Net Income                                                            1,617,049                      1,617,049
Stock dividends, with
  fractional shares
  redeemed for cash             19,443          48,608      1,224,909     (1,296,760)                       (23,243)
Cash dividends ($.50
  per common share)                                                         (148,306)                      (148,306)
Unrealized gain on
  available  for sale
  securities upon
  adoption of SFAS
  No. 115, net of
  deferred taxes of
  $332,000                                                                                   440,694        440,694
Change in unrealized
  (loss) gain on
  available for sale
  securities, net of
  deferred taxes of
  $489,000                                                                                  (651,666)      (651,666)
                           -----------     -----------   ------------    -----------     -----------    -----------
Balance,
  December 31, 1994            296,613         741,533      7,183,912      5,009,467        (210,972)    12,723,940
1995 Net Income                                                            1,664,783                      1,664,783
Stock dividends, with
  fractional shares
  redeemed for cash             20,868          52,170      1,408,590     (1,483,065)                       (22,305)
Cash dividends ($.75
  per common share)                                                         (238,110)                      (238,110)
Change in unrealized
  (loss) gain on
  available for sale
  securities, net of
  deferred taxes of
  $266,000                                                                                   357,202        357,202
                           -----------     -----------   ------------    -----------     -----------    -----------
Balance,
  December 31, 1995            317,481         793,703      8,592,502      4,953,075         146,230     14,485,510
1996 Net Income                                                            1,614,642                      1,614,642
Stock dividends, with
  fractional shares
  redeemed for cash             22,309          55,772      2,398,218     (2,494,493)                       (40,503)
Cash dividends ($1.12
  per common share)                                                         (380,565)                      (380,565)
Change in unrealized
  (loss) gain on
  available for sale
  securities, net of
  deferred taxes of
  $120,000                                                                                  (169,001)      (169,001)
                           -----------     -----------   ------------    -----------     -----------     -----------
Balance,
  December 31, 1996            339,790        $849,475    $10,990,720     $3,692,659        $(22,771)   $15,510,083
                           ===========     ===========   ============    ===========     ===========     ===========

See notes to consolidated financial statements.

                      EVANS BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1996, 1995 and 1994                                  1996           1995            1994

OPERATING ACTIVITIES
---------------------
Interest received                                                        $10,047,637      $9,172,841      $8,308,463
Fees received                                                              1,025,437         856,806         803,611
Interest paid                                                             (3,847,407)     (3,261,153)     (2,718,104)
Cash paid to employees and suppliers                                      (4,443,431)     (4,207,102)     (3,668,794)
Income taxes paid                                                           (743,444)       (790,017)       (549,602)
                                                                        ------------     -----------     -----------
  Net cash provided by operating activities                                2,038,792       1,771,375       2,175,574

INVESTING ACTIVITIES
--------------------

Available for sale securities:
  Purchases                                                              (16,562,178)    (15,256,737)     (2,157,309)
  Proceeds from sales                                                     14,414,736       4,019,578       7,271,211
  Proceeds from maturities                                                 4,597,881       3,090,254       1,659,330
Held to maturity securities:
  Purchases                                                               (1,177,002)     (4,650,173)     (7,837,501)
  Proceeds from maturities                                                 1,314,873       7,154,605       1,794,335
Additions to properties and equipment                                     (1,482,935)     (1,344,741)       (380,790)
Increase in loans, net of repayments                                     (19,258,136)     (7,671,007)     (4,326,106)
Proceeds from sales of loans                                               2,593,290       4,179,236               0
                                                                        ------------     -----------     -----------
  Net cash used in investing activities                                  (15,559,471)    (10,478,985)     (3,976,830)

FINANCING ACTIVITIES
--------------------

Increase in deposits                                                      14,440,828       8,488,520         671,179
Dividends paid                                                              (251,173)       (260,415)       (171,551)
                                                                        ------------     -----------     -----------
  Net cash provided by financing activities                               14,189,655       8,228,105         499,628
                                                                        ------------     -----------     -----------

Net increase (decrease) in cash and cash equivalents                         668,976        (479,505)     (1,301,628)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                        6,443,255       6,922,760       8,224,388
                                                                        ------------     -----------     -----------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                            $ 7,112,231      $6,443,255      $6,922,760
                                                                        ============     ===========     ===========

(Continued)

                      EVANS BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1996, 1995 and 1994                                 1996             1995           1994

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
--------------------------------

Net income                                                                $1,614,642      $1,664,783      $1,617,049
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                              344,086         221,359         283,153
  Provision for credit losses                                                 60,000         (86,933)         16,000
  Gains on sales of assets                                                   (11,103)        (55,477)         (8,422)
                                                                         -----------     -----------      ----------
  Changes in assets and liabilities affecting cash flow:
    Other assets                                                              96,609        (177,558)       (230,286)
                                                                         ===========     ===========      ==========
    Other liabilities                                                        (65,442)        205,201         498,080
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 $2,038,792      $1,771,375      $2,175,574


(Concluded)

See notes to consolidated financial statements.

                      EVANS BANCORP, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended December 31, 1996, 1995 and 1994

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General - Evans Bancorp, Inc. (the "Company"), was organized in October 1988, under the Business Corporation Law of the State of New York, as a bank holding company. In January 1989, the shareholders of the Evans National Bank (the "Bank") approved an Agreement and Plan of Reorganization (the "Reorganization") whereby the Bank effectively became a wholly-owned subsidiary of the Company. The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Derby, Evans, Forestville, Hamburg and North Boston.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All material intercompany accounts and transactions are eliminated in consolidation.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities - In January 1994, the Bank adopted Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Financial statements for prior years have not been restated. The unrealized gain on available for sale securities, net of deferred income taxes, upon adoption of SFAS No. 115 was $440,694. Securities for which the Bank has the positive intent and ability to hold to maturity are stated at cost, adjusted for discounts and premiums that are recognized in interest income over the period to the earlier of call date or maturity using a method that approximates level yield. Securities held to maturity have been designated as unavailable to be sold as part of the Bank's asset-liability management activities.

Securities classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of deferred income taxes, in stockholders' equity. Gains and losses on sales of securities are computed using the specific identification method.

Securities which have experienced an other than temporary decline in fair value are written down to a new cost basis with the amount of the writedown included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Factors which management considers in determining whether an impairment in value of an investment is other than temporary include the issuer's financial performance and near term prospects, the financial conditions and prospects of the issuer's geographic region and industry, and recoveries in market value subsequent to the balance sheet date.

The Bank does not engage in securities trading activities.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses. Recoveries on loans previously charged off are credited directly to the allowance for loan losses. The allowance is an amount that management believes adequate to absorb losses on existing loans that may become uncollectible. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan-loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions.

In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Effective January 1, 1995, the Bank adopted SFAS No. 114, "Accounting By Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under the provisions of SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 does not apply to large groups of homogenous loans which are collectively evaluated for impairment. For the Bank, these loans consist of residential real estate mortgages, installment loans and student loans. As required, the Bank has applied SFAS No. 114 and SFAS No. 118 prospectively. No previously issued financial statements have been restated.

Properties and Equipment - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 31 years.

Effective January 1, 1996, the Bank adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Under the provisions of SFAS No. 121, long-lived assets to be held and used by the Bank must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and long-lived assets to be disposed of must be reported at the lesser of their carrying amount or fair value less cost to sell. As required, the Bank has applied SFAS No. 121 prospectively. No previously issued financial statements have been restated.

Interest Income on Loans - Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed and any cash received is credited to the outstanding principal balance. Such loans are returned to accrual status when they are made current and, in the opinion of management, the borrower has the ability to continue making timely payments. Loan origination and commitment fees and certain direct loan origination costs are deferred and recognized over the lives of the related assets as an adjustment of the loans' yields using the level yield method.

Income Taxes - Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes are actually paid or recovered.

Net Income per Common Share - Net income per common share is based on the weighted average number of shares outstanding during each year, retroactively adjusted for stock dividends.

Employee Benefits and Deferred Compensation Plan - Costs are charged to salaries and employee benefits expense. Pension costs are funded on a current basis in compliance with the Employee Retirement Income Security Act and are accounted for in compliance with SFAS No. 87, "Employers' Accounting for Pensions".

Off Balance Sheet Financial Instruments - In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when the transaction is executed.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing deposits in other banks and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $681,000 and $1,148,000 at December 31, 1996 and 1995, respectively.

                                    - 57 -
2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                                      1996

                                                         -----------------------------------------------------------
                                                                                 UNREALIZED
                                                                          -------------------------
                                                           AMORTIZED                                        FAIR
                                                             COST            GAINS         LOSSES           VALUE
Available for Sale:
  U.S. Government and Agency Securities                   $12,976,948      $  25,450      $(167,765)    $12,834,633
  Mortgage Backed Securities                                1,694,066         41,553              0       1,735,619
  State and Municipal Securities                           14,638,658        183,826        (14,466)     14,808,018
  Other Securities                                            822,850              0              0         822,850
                                                         ------------      ---------      ----------    -----------
      Total                                               $30,132,522       $250,829      $(182,231)    $30,201,120
                                                         ============      =========   ============     ===========
Held to Maturity:
  U.S. Government and Agency Securities                  $  3,948,322      $  15,194   $          0    $  3,963,516
  State and Municipal Securities                            1,904,882              0            (12)      1,904,870
                                                         ------------      ---------      ----------    -----------
      Total                                              $  5,853,204      $  15,194   $        (12)   $  5,868,386
                                                         ============      =========   ============    ============

                                                                                    1995
                                                         -----------------------------------------------------------
                                                                                 UNREALIZED
                                                                           ------------------------
                                                           AMORTIZED                                        FAIR
                                                             COST            GAINS         LOSSES           VALUE
Available for Sale:
  U.S. Government and Agency Securities                   $16,229,297       $137,218      $(130,653)    $16,235,862
  Mortgage Backed Securities                                1,215,332         46,365              0       1,261,697
  State and Municipal Securities                           14,243,934        357,089        (16,583)     14,584,440
  Other Securities                                            731,100              0              0         731,100
                                                         ------------      ---------   -------------   ------------
      Total                                               $32,419,663       $540,672      $(147,236)    $32,813,099
                                                         ============      =========   ============    ============

Held to Maturity:

  U.S. Government and Agency Securities                  $  4,072,567      $  60,170   $          0    $  4,132,737
  State and Municipal Securities                            2,068,828              0            (24)      2,068,804
                                                         ------------      ---------   -------------   ------------
      Total                                              $  6,141,395      $  60,170   $        (24)   $  6,201,541
                                                         ============      =========   =============   ============


On November 30, 1995, in conjunction with adopting the implementation guidance contained in "A Guide to Implementation of Statement No. 115 on Accounting For Certain Investments in Debt and Equity Securities", issued by the Financial Accounting Standards Board, the Company reclassified a portion of its held-to-maturity securities as available-for-sale. The market value and amortized cost of these securities at that date totalled $12,192,578 and $12,365,907, respectively.

During 1994, the Bank transferred certain securities classified as available for sale when acquired to the held to maturity portfolio. The securities were transferred at fair value. The unrealized holding loss at the date of transfer is being amortized over the period to maturity. The unrealized loss, net of deferred income taxes, remaining in stockholders' equity, for such transferred securities, at December 31, 1996 was $69,418.

Assets, principally securities, with an amortized cost of $3,473,969 for held to maturity securities and a fair value of $16,389,064 for available for sale securities at December 31, 1996 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 1996 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.

                                                                 AVAILABLE FOR               HELD TO MATURITY
                                                                SALE SECURITIES                 SECURITIES
                                                          -------------------------       --------------------------
                                                                             FAIR                           FAIR
                                                             COST            VALUE          COST            VALUE

Due in one year or less                                   $ 1,991,036    $ 2,001,939      $1,267,202     $1,267,202
Due after year one through five years                      11,457,720     11,416,229         427,676        427,664
Due after five years through ten years                     14,227,070     14,289,482          63,330         63,330
Due after ten years                                         2,456,696      2,493,470       4,094,996      4,110,190
                                                          -----------    -----------      ----------     ----------
      Total                                               $30,132,522    $30,201,120      $5,853,204     $5,868,386
                                                          ===========    ===========      ==========     ==========



Gains and losses from sales of securities for the years ended December 31, 1996, 1995 and 1994 are summarized as follows:

                                                               1996             1995          1994

Gross gains                                                 $ 103,865        $ 22,705       $ 31,226
Gross losses                                                 (127,595)        (13,266)       (22,804)
                                                            ---------        --------       --------
Net (loss) gain                                             $ (23,730)       $  9,439       $  8,422
                                                            =========        ========       ========


3. LOANS, NET

Major categories of loans at December 31, 1996 and 1995 are summarized as follows:

                                                                            1996           1995

Real estate - mortgages                                                  $78,706,052     $61,009,095
Real estate - construction                                                 1,404,290       1,501,871
Commercial                                                                 6,993,852       7,709,115
Installment                                                                2,646,246       2,731,891
Student loans                                                              1,692,334       1,919,549
Other                                                                        769,322         711,902
Net deferred loan origination costs                                          422,760         443,042
                                                                         -----------     -----------
                                                                          92,634,856      76,026,465

Allowance for loan losses                                                   (546,954)       (557,961)
                                                                         -----------     -----------
Loans, net                                                               $92,087,902     $75,468,504
                                                                         ===========     ===========


Changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                         1996           1995             1994

Balance, beginning of year            $ 557,961       $ 628,957       $ 612,921
Provision for loan losses                60,000         (86,933)         16,000
Recoveries                                5,597          23,281          15,067
Loans charged off                       (76,604)         (7,344)        (15,031)
                                      ---------       ---------       ---------
Balance, end of year                  $ 546,954       $ 557,961       $ 628,957
                                      =========       =========       =========


Non-accrual loans for which interest has been reduced totaled approximately $180,000 and $220,000 at December 31, 1996 and 1995 respectfully. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $19,000, $29,000 and $14,000 in 1996, 1995 and 1994,
respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 1996.

As of December 31, 1996 and 1995, the Bank had no loans which were impaired as defined by SFAS No. 114.

4. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:

                                                  1996                  1995

Land                                           $   268,485          $   268,485
Buildings and improvements                       3,310,902            2,095,704
Equipment                                        2,365,026            1,756,060
Construction in progress                                 0              341,229
                                               -----------          -----------
                                                 5,944,413            4,461,478
Less accumulated depreciation                   (2,195,750)          (1,847,079)
                                               -----------          -----------
Properties and equipment, net                  $ 3,748,663          $ 2,614,399
                                               ===========          ===========


At December 31, 1995, construction in progress consisted of costs accumulated in connection with the Bank's new branch in Evans. This project was completed and placed in service in 1996.

Depreciation expense totalled $348,671 in 1996, $271,507 in 1995 and $285,464 in 1994.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities - For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits - The fair value of demand deposits, NOW and money market accounts and regular savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to extend credit and standby letters of credit - As described in
Note 9, the Company was a party to financial instruments with off-balance sheet risk at December 31, 1996. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1996 approximates the recorded amounts of the related fees, which are not material.

At December 31, 1996, the estimated fair values of the Company's financial instruments were as follows:

                                                 CARRYING               FAIR
                                                  AMOUNT                VALUE

Financial Assets:
  Cash and cash equivalents                   $   7,112,231        $   7,112,231
                                              =============        =============
  Securities                                  $  36,054,324        $  36,069,506
                                              =============        =============

  Loans                                       $  92,634,856
  Less: allowance for loan losses                  (546,954)
                                              -------------
  Loans, net                                  $  92,087,902        $  92,056,134
                                              =============        =============
Financial Liabilities:
  Deposits                                    $ 123,461,379        $ 123,863,439
                                              =============        =============

6. EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLAN

The Bank has a defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on the employees' compensation and years of service. The Bank uses an actuarial method of amortizing prior service cost and unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the prior service cost and net gains or losses over the average remaining service period of active employees which exceeds the required amortization. The amount charged to expense for this plan totaled $35,335 in 1996, $52,201 in 1995 and $169,776 in 1994. The components of the pension cost charged to expense for 1996, 1995 and 1994 consisted of the following:

                                                      1996           1995             1994

Service cost                                       $  44,615       $  46,891       $ 149,752
Interest cost on projected benefit obligation         94,565          85,948          96,325
Actual return on plan assets                         (87,676)        (67,352)        (60,132)
Net amortization and deferral                        (16,169)        (13,286)        (16,169)
                                                   ---------       ---------       ---------
      Total                                        $  35,335       $  52,201       $ 169,776
                                                   =========       =========       =========


The following table sets forth the Plan's funded status as of October 1, 1996 and 1995, and the amounts recognized in the accompanying consolidated financial statements as of December 31, 1996 and 1995:

                                                                            1996             1995

Vested benefits                                                         $ 1,002,977       $   897,290
                                                                        ===========       ===========
Accumulated benefit obligation                                          $ 1,012,721       $   910,228
                                                                        ===========       ===========
Projected benefit obligation                                            $ 1,354,390       $ 1,217,964
Plan assets available for benefits at fair value                          1,373,109         1,114,459
                                                                        -----------       -----------
Plan assets in excess (deficient) of projected benefit obligations           18,719          (103,505)
Unrecognized net loss                                                        71,556           110,260
Unrecognized net obligation                                                 (17,543)          (19,005)
Unrecognized prior service cost                                            (271,231)         (285,938)
                                                                        -----------       -----------
Amount included in other liabilities                                    $  (198,499)      $  (298,188)
                                                                        ===========       ===========

The Plan's assets are primarily invested in a money market fund, stocks, and bonds. Valuations of the pension plan as shown above were conducted as of October 1, 1996 and 1995. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                                        7.50 %
Rate of increase in compensation levels                               4.75 %
Expected long-term rate of return on plan assets                      7.50 %


During the year ended December 31, 1995, the Bank adopted nonqualified supplemental executive retirement plans covering certain members of senior management. The plans provide a fixed benefit which is specific to the participant. The obligations related to these plans are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $45,000 and $0 at December 31, 1996 and 1995, respectively. The face values of these policies at both dates was approximately $1,650,000. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization. The amount charged to expense for these plans totaled $97,633 and $87,058 in 1996 and 1995, respectively. The components of the pension cost charged to expense consisted of the following:

                                                           1996            1995
Service cost                                              $50,138         44,562
Interest cost on projected benefit obligation              25,280         20,281
Net amortization and deferral                              22,215         22,215
                                                          -------        -------
      Total                                               $97,633        $87,058
                                                          =======        =======


The following table sets forth the Plans' funded status as of October 1, 1996 and 1995, and the amount recognized in the accompanying consolidated financial statements as of December 31, 1996 and 1995:

                                                              1996           1995

Vested benefits                                            $ 356,685       $ 286,925
                                                           =========       =========
Accumulated benefit obligation                             $ 356,685       $ 286,925
                                                           =========       =========
Projected benefit obligation                               $ 356,685       $ 286,925
Plan assets available for benefits at fair value                   0               0
                                                           ---------       ---------
Projected benefit obligation in excess of plan assets       (356,685)       (286,925)
Unrecognized net gain                                         (9,432)         (3,774)
Unrecognized net obligation                                  181,426         203,641
                                                           ---------       ---------
Accrued pension cost                                        (184,691)        (87,058)
Adjustment required to recognize minimum liability          (171,994)       (199,867)
                                                           ---------       ---------
Amount included in other liabilities                       $(356,685)      $(286,925)
                                                           =========       =========


Valuations of the pension plans as shown above were conducted as of October 1, 1996 and 1995. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                                     7.50 %
Expected long-term rate of return on plan assets                   7.50 %

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $64,000, $64,000 and $123,000 in 1996, 1995 and 1994, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $671,000 and $643,000 at December 31, 1996 and 1995, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $130,000 and $116,000 at December 31, 1996 and 1995, respectively. The face values of these policies at both dates was approximately $1,036,000. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a deferred contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the employees contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was $34,209, $47,701 and $42,026 for the years ended December 31, 1996, 1995 and 1994, respectively.

7. INCOME TAXES

The components of the provision for income taxes were as follows:

                                          1996           1995           1994

Income taxes currently payable         $ 728,000       $ 741,000      $ 745,000
Deferred (benefit) income taxes         (140,000)         23,000       (115,000)
                                       ---------       ---------      ---------
Net provision                          $ 588,000       $ 764,000      $ 630,000
                                       =========       =========      =========



At December 31, 1996 and 1995 the components of the net deferred tax asset were as follows:

                                                        1996             1995
Deferred Tax Assets:
  Allowance for credit losses                         $148,000          $128,000
  Pension premiums                                     153,000           128,000
  Deferred compensation                                268,000           260,000
  SFAS No. 115                                          11,000                 0
  Other                                                 22,000            26,000
                                                      --------          --------
  Gross deferred tax assets                            602,000           542,000
Deferred Tax Liabilities:
  Depreciation                                          25,000            25,000
  Prepaid expenses                                     169,000           260,000
  SFAS No. 115                                               0           109,000
                                                      --------          --------
  Gross deferred tax liabilities                       194,000           394,000
                                                      --------          --------
  Net deferred tax assets                             $408,000          $148,000
                                                      ========          ========


The net deferred tax asset at December 31, 1996 and 1995 was included in other assets in the accompanying consolidated financial statements.

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                           DECEMBER 31,
                                          ---------------------------------------------------------------------------------
                                                  1996                          1995                         1994
                                           AMOUNT       PERCENT       AMOUNT          PERCENT        AMOUNT        PERCENT
                                          -----------------------    -------------------------     ------------------------
Tax provision at
  statutory rate                          $ 749,000       34 %       $ 826,000          34 %       $ 764,000         34 %
Increase (decrease) in
  taxes resulting from:
  Tax-exempt income                        (260,000)       (12)       (259,000)          (11)       (299,000)         (13)
  State taxes, net of
    federal benefit                         110,000          5         154,000             6         129,000            6
  Other items, net                          (11,000)        (1)         43,000             2          36,000            1
                                          ---------     ------       ---------        ------       ---------      -------
  Provision for
    income taxes                          $ 588,000       26 %       $ 764,000          31 %       $ 630,000         28 %
                                          =========     ======       =========        ======       =========      =======

8. RELATED PARTY TRANSACTIONS

The Bank has entered into loan transactions with its directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1996 was $2,247,931. During 1996, new loans to such related parties amounted to $746,980 and repayments amounted to $1,867,538.

9. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1996 is as follows:


Commitments to extend credit                                        $15,115,000
Standby letters of credit                                               515,000
                                                                    -----------
      Total                                                         $15,630,000
                                                                    ===========

Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the consolidated balance sheets. Because these instruments have fixed maturity dates, and because they may expire without being drawn upon, they do not necessarily represent cash requirements to the Bank. The Bank has not incurred any losses on its commitments during the past three years.

10. CONCENTRATIONS OF CREDIT

All of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in
Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group in excess of 15% of capital.

                                    - 64 -
11. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:


                                                                    1996
                         ------------------------------------------------------------------------------------------
                                                                                                TO BE WELL
                                                                                             CAPITALIZED UNDER
                                                                 FOR CAPITAL                 PROMPT CORRECTIVE
                                     ACTUAL                   ADEQUACY PURPOSES              ACTION PROVISIONS
                         -------------------------------   -------------------------     --------------------------
                             AMOUNT          RATIO          AMOUNT           RATIO         AMOUNT           RATIO
Total Capital (to Risk
  Weighted Assets)         $16,063,000          17.7 %     $7,250,000          8.0 %      $9,065,000         10.0 %
                           ===========          ====       ==========          ===        ==========         ====
Tier I Capital (to Risk
  Weighted Assets)         $15,516,000          17.1 %     $3,625,000          4.0 %      $5,438,000          6.0 %
                           ===========          ====       ==========          ===        ==========         ====
Tier I Capital
  (to Average Assets)      $15,516,000          11.1 %     $5,581,000          4.0 %      $6,976,000          5.0 %
                           ===========          ====       ==========          ===        ==========         ====




                                                                    1995
                         --------------------------------------------------------------------------------------------
                                                                                                  TO BE WELL
                                                                                              CAPITALIZED UNDER
                                                                 FOR CAPITAL                  PROMPT CORRECTIVE
                                    ACTUAL                   ADEQUACY PURPOSES                ACTION PROVISIONS
                         ------------------------------   ----------------------------   ----------------------------
                             AMOUNT          RATIO          AMOUNT           RATIO         AMOUNT           RATIO
Total Capital (to Risk
  Weighted Assets)         $14,919,000          19.6 %     $6,078,000          8.0 %      $7,598,000         10.0 %
                           ===========          ====       ==========          ===        ==========         ====
Tier I Capital (to Risk
  Weighted Assets)         $14,361,000          18.9 %     $3,039,000          4.0 %      $4,559,000          6.0 %
                           ===========          ====       ==========          ===        ==========         ====
Tier I Capital
  (to Average Assets)      $14,361,000          11.4 %     $5,027,000          4.0 %      $6,283,000          5.0 %
                           ===========          ====       ==========          ===        ==========         ====

12. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

CONDENSED BALANCE SHEETS
------------------------

December 31, 1996 and 1995                                              1996                 1995

ASSETS

Cash                                                                $      6,897         $     37,728
Dividends receivable                                                     169,895                    0
Investment in subsidiary                                              15,503,186           14,447,782
                                                                    ------------         ------------
      Total assets                                                  $ 15,679,978         $ 14,485,510
                                                                    ============         ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Dividends payable                                                   $    169,895         $          0
Stockholders' Equity:
  Common stock                                                           849,475              793,703
  Capital Surplus                                                     10,990,720            8,592,502
  Retained earnings                                                    3,692,659            4,953,075
  Unrealized (loss) gain on available for sale securities, net           (22,771)             146,230
                                                                    ------------         ------------
      Total stockholders' equity                                      15,510,083           14,485,510
                                                                    ------------         ------------
      Total liabilities and stockholders' equity                    $ 15,679,978         $ 14,485,510
                                                                    ============         ============


CONDENSED STATEMENTS OF INCOME
------------------------------

Years Ended December 31, 1996, 1995, and 1994                           1996                 1995                  1994

Dividends from subsidiary                                           $    421,068         $    260,415         $    171,549
Expenses                                                                 (30,831)             (17,542)             (18,103)
                                                                    ------------         ------------         ------------
Income before equity in undistributed earnings of subsidiary             390,237              242,873              153,446
Equity in undistributed earnings of subsidiary                         1,224,405            1,421,910            1,463,603
                                                                    ------------         ------------         ------------
Net income                                                          $  1,614,642         $  1,664,783         $  1,617,049
                                                                    ============         ============         ============

CONDENSED STATEMENTS OF CASH FLOWS
----------------------------------

Years Ended December 31, 1996, 1995, and 1994                           1996                 1995                   1994

Operating Activities:
  Net income                                                        $  1,614,642         $  1,664,783         $  1,617,049
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Undistributed earnings of subsidiary                              (1,224,405)          (1,421,910)          (1,463,603)
    Increase in dividends receivable                                    (169,895)                   0                    0
                                                                    ------------         ------------         ------------
  Net cash provided by operating activities                              220,342              242,873              153,446
Financing Activities - Cash dividends paid                              (251,173)            (260,415)            (171,549)
                                                                    ------------         ------------         ------------
Net decrease in cash                                                     (30,831)             (17,542)             (18,103)
Cash, beginning                                                           37,728               55,270               73,373
                                                                    ------------         ------------         ------------
Cash, ending                                                        $      6,897         $     37,728         $     55,270
                                                                    ============         ============         ============

26

                                    - 66 -

                              BOARD OF DIRECTORS
                  EVANS BANCORP, INC. AND EVANS NATIONAL BANK

  [PHOTO]                              [PHOTO]                                  [PHOTO]

Carl F. Ulmer                     Phillip Brothman                       David C. Koch
Chairman                          Partner - Hurst, Brothman & Yusick     Chairman and CEO
Retired                                                                  New Era Cap Co., Inc.


  [PHOTO]                              [PHOTO]                                  [PHOTO]

Robert W. Allen                   Richard M. Craig                       Richard C. Stevenson
Secretary                         President and CEO Evans National Bank  President - Metro Stevenson Realty
Retired



  [PHOTO]                               [PHOTO]                                [PHOTO]

William F. Barrett                LaVerne G. Hall                          David M. Taylor
Property and Investment Manager   Chairman - L.G. Hall Building            President - Concord Nurseries, Inc.
                                  Contractors, Inc.


--------------------------------   -------------------------------         ------------------------------------
DIRECTORS EMERTI                   OFFICERS                                ADVISORY BOARDS

Floyd H. Hurst                     EVANS BANCORP, INC.                     DERBY
Joseph LaClair                                                             Richard A. Gradl
                                   Carl F. Ulmer                           Raymond S. Hazard
                                   Chairman
                                                                           FORESTVILLE
                                   Richard M. Craig                        Homer Bowker, Jr.
                                   President and CEO

                                   Robert W. Allen
                                   Secretary

                                   James Tilley
                                   Assistant Secretary

                                   William R. Glass
                                   Treasurer

                                    - 67 -

                          EVANS NATIONAL BANK OFFICERS

PRESIDENT AND CHIEF             John S. Eagleton           BANK OFFICER
EXECUTIVE OFFICER               William J. Gray            Rita A. Boyland
Richard M. Craig                Thomas Q. McDonnell        Karen M. Blecha
                                Jeffrey L. White           Michelle A. Bress
SENIOR VICE PRESIDENT                                      Nancy A. Ferraro
William R. Glass                ASSISTANT VICE PRESIDENT   M. Jane Gonzalez
James Tilley                                               Susan J. Herold
                                Katherine M. Allen         Nadine G. Houghton
VICE PRESIDENT                  Ramon Gallardo, Jr.        Howard M. Martin, Jr.
George L. Catalano              Rose Marie Hinckley
Mary E. Doeing                  Elizabeth A. Mac
                                Cathy E. Rohrich

                              CORPORATE INFORMATION

There has never been an organized public trading market for the Company's outstanding common stock. The following table represents the highest and lowest per share prices known to management at which the Company's stock has actually been transferred in private transactions during the periods indicated. In each period for which prices are shown, management has price information for the transaction. The prices do not include any retail markup, markdown or commission.


                                           1996                               1995
                              -----------------------------       --------------------------
QUARTER                           HIGH                LOW             HIGH            LOW
-------                       ----------         ----------       ----------      ----------
First                         $   115.00         $   110.00       $    80.00      $    70.00
Second                        $   135.00         $   115.00       $    83.00      $    80.00
Third                         $   136.00         $   135.00       $   100.00      $    83.00
Fourth                        $   136.00         $   136.00       $   110.00      $   100.00


As a result of the stock dividend in April, 1996, 22,309 additional shares were issued which increased total shares outstanding to 339,790 as of December 31, 1996. There were 785 shareholders of record on December 31, 1996.

Upon written request of any shareholder, a copy of the Company's report on Form 10-K for its fiscal year ended December 31, 1996, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, may be obtained, without charge, from Richard M. Craig, President and Chief Executive Officer, Evans Bancorp, Inc., 14-16 N. Main Street, Angola, N.Y. 14006.

THE ANNUAL MEETING

The Annual Meeting of the Shareholders of the Company will be held on Tuesday, April 29, 1997 at 6:30 p.m. at Romanello's South, 5793 South Park Avenue, Hamburg, NY.

INQUIRIES

Communications regarding transfer requests, lost certificates, and change of address should be directed to: AMERICAN STOCK TRANSFER AND TRUST CO., 40 Wall Street, New York, NY. 10005

28