Form 10-K, Exhibit 13
period 1997-12-31
EVANS BANCORP INC
filed 1998-03-30
CIK 842518

                                  EXHIBIT 13.1

                                 Annual Report
                                      1997

                              Evans Bancorp, Inc.

Contents

  Profile
     1

President's
  Message
     2

 Selected
 Financial
Information
     4

 Management
 Discussion
and Analysis
     5

 Independent
Auditor's Report
     11

Consolidated
  Financial
  Statements
     12

 Corporate
Information
     29

PROFILE

Evans Bancorp, Inc. is a bank holding company headquartered in Angola, New York and conducts its business through its wholly-owned subsidiary, Evans National Bank. The Bank is a FDIC full-service commercial bank and as of December 31, 1997 had total assets of $158,542,163, total deposits of $138,391,327 and total stockholders' equity of $17,039,300. The Bank's primary market area is located in Western New York State and specifically in southern Erie County, northern Chautauqua County and northwestern Cattaraugus County.

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

PRESIDENT'S MESSAGE

     It gives me great pleasure to report that 1997 was a year of excellent performance, profitability, and growth for Evans Bancorp, Inc. and its subsidiary, Evans National Bank.

     Record earnings of $1.8 million for 1997 resulted in an increase in earnings per share of $.11 to $1.06, for a gain of 11.6%. The increase in net income was $187,633, or 11.6% over 1996. Other key performance indicators were a 1.19% return on average assets as compared to 1.20% in 1996, and an 11.06% return on average equity as compared to 10.72% the previous year. Total capital increased from $15.5 million to $17.0 million, or 9.7%. The Tier I capital ratio of 16.33%, total capital ratio of 16.93%, and leveraged ratio of 10.84% substantially exceeded the regulatory requirements of 8.0%, 4.0%, and 4.0% respectively.

     There was excellent news on the common stock front as well. On April 29, 1997, the shareholders approved a common stock split, changing each issued share of common stock, par value $2.50, into five shares of common stock with a par value of $.50 per share. The shareholders also increased the number of shares of common stock the Company is authorized to issue from 1,000,000 shares, par value $2.50 per share, to 10,000,000 shares with a par value of $.50 per share. The market value of the stock was $136.00 per share before the split and $27.20 following the split. On December 31, 1997, the market value was $38.00 per share, an increase of $10.80, or 39.7%. The Board of Directors declared a cash dividend of $.30 per share in August 1997.

     A major contributing factor in our gain in net income was a $9.5 million increase, or 10.3% in our loan portfolio. A record year, 1997 saw total loans surpass the $100 million level, increasing from $92.1 million to $101.6 million. In addition, loan charge-offs were down for 1997 as we continue to ensure that appropriate credit standards are consistently maintained. Charge-offs totalled $47,000, or .05% of outstanding loans, compared to $77,000, or .08%, in 1996.

     Our strong loan portfolio growth was funded by a $14.9 million increase in deposits, a 12.09% increase, from $123.4 million to $138.3 million. Higher yielding certificates of deposit accounted for the majority of the growth in deposits, with our new premium savings account also playing a role.

     Technological enhancements initiated in 1996 and completed in 1997 will, I am confident, help keep the Bank on track and growing as we approach the year 2000. These important and exciting improvements included the replacement of our mainframe computer and upgrading to a Unix-based operating system last February, followed by installation of a state-of-the-art archival system. This system provides the Bank with a highly efficient record storage and retrieval network. In July, the final phase of our new check-processing technology was completed, which provides our customers with laser-printed images of their cancelled checks, allowing improved record keeping and more efficient check storage, as well as reducing the Bank's paper and postage costs.

     Providing our customers with the most convenient methods of banking possible in order for the Bank to remain competitive in our marketplace is of prime importance to us. Toward that aim, we have been evaluating systems for banking by telephone or personal computer. Our evaluation is now completed, and we anticipate making these innovative services available to our customers in the

                                    PROVIDING
                                  OUR CUSTOMERS
                                  WITH THE MOST
                                   CONVENIENT
                                   METHODS OF
                                     BANKING
                                    POSSIBLE
                                  IN ORDER FOR
                                   THE BANK TO
                                     REMAIN
                                   COMPETITIVE
                                     IN OUR
                                   MARKETPLACE
                                   IS OF PRIME
                                   IMPORTANCE
                                     TO US.

second quarter of 1998. Shortly thereafter, our ATM network will be upgraded to provide on-line capability at our automated teller machines. Lastly, in order to increase flexibility to our customers for access to their funds at points of sale, introduction of a debit card product is planned.

     As we approach the new Millennium, I want to assure you that the Bank is aggressively planning and preparing for the year 2000. We have appointed a project team with senior management and vendor participation that is tasked with ensuring all internal systems and procedures are compliant with year 2000 requirements. Our plan is comprehensive and mission-critical. Testing is scheduled to complete by year-end 1998.

     Our heartfelt thanks go to Carl F. Ulmer for his wise advice, constant support, and innumerable contributions during his 32 years of service to the Company and the Bank. Mr. Ulmer's retirement as Chairman of the Board of Directors was effective December 31, 1997. He has been elected a Director Emeritus of the Board. Thomas H. Waring, Jr. was appointed by the Board as a Board member effective January 1, 1998 to fill Mr. Ulmer's unexpired term. At that time, I was also elected Chairman of the Board.

     In other personnel matters, I am pleased to report the following officer promotions during 1997: Susan J. Herold, Assistant Vice President; Howard M. Martin, Jr., Assistant Vice President; and Mary K. Nytz, Banking Officer. We recognized the following employees during 1997 for their years of service as noted: Antoinette Pinter, Nancy Ferraro, Cathy Rohrich, Michelle Bress (20 years); Susan Eberhardt, Beverly Iskra (15 years); Paula Kramer, Pamela Marchant, Barbara Page (10 years); Melissa Brooks, Jennifer Warnes (5 years).

     In September 1997, I was elected to a one-year term as President of the Independent Bankers Association of New York State. My responsibilities in this position include representing the interests of community banks across the state which support legislation for the betterment of community banking, as well as the communities they serve.

     The management and employees of Evans National Bank remain committed to actively support the communities served by the Bank through credit extensions, diverse volunteer work, service to local municipalities and school districts, and association with a wide range of community, charitable, and philanthropic organizations and groups.

     I wish to express my sincere appreciation to our Board of Directors and employees, as well as to our shareholders and customers, for their support during the past year. We pledge to continue our efforts to seek out opportunities for further growth, market presence, professional development, and improved technology as we strive to address the challenges that lie ahead.


/s/ Richard M. Craig
Richard M. Craig / Chairman of the Board, President and Chief Executive Officer

SELECTED FINANCIAL INFORMATION

For the Year Ended December 31                    1997          1996           1995           1994            1993
RESULTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
Interest Income                             $ 11,072,851   $  9,799,815   $  9,226,500    $  8,206,596   $  7,989,392
---------------------------------------------------------------------------------------------------------------------------
Interest Expense                               4,588,056      3,912,761      3,418,782       2,747,297      2,680,003
---------------------------------------------------------------------------------------------------------------------------
Net Interest Income                            6,484,795      5,887,054      5,807,718       5,459,299      5,309,389
---------------------------------------------------------------------------------------------------------------------------
Non-Interest Income                              950,662        930,986        763,054         785,551        672,015
---------------------------------------------------------------------------------------------------------------------------
Non-Interest Expense                           4,849,182      4,555,398      4,228,922       3,981,801      3,581,929
---------------------------------------------------------------------------------------------------------------------------
Net Income                                     1,802,275      1,614,642      1,664,783       1,617,049      1,612,392
---------------------------------------------------------------------------------------------------------------------------



BALANCE SHEET DATA
---------------------------------------------------------------------------------------------------------------------------
Total Assets                                $158,542,163   $140,898,057   $125,308,204    $114,565,971   $112,465,797
---------------------------------------------------------------------------------------------------------------------------
Loans - Net                                  101,627,427     92,087,902     75,468,504      71,998,929     67,754,002
---------------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses                        609,539        546,954        557,961         628,957        612,921
---------------------------------------------------------------------------------------------------------------------------
Securities                                    40,400,374     36,054,324     38,954,494      32,341,350     33,371,944
---------------------------------------------------------------------------------------------------------------------------
Total Deposits                               138,391,327    123,461,379    109,020,551     100,532,031     99,860,851
---------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                          17,039,300     15,510,083     14,485,510      12,723,940     11,489,412
---------------------------------------------------------------------------------------------------------------------------



PER SHARE DATA
---------------------------------------------------------------------------------------------------------------------------
Net Income                                  $       1.06   $       0.95   $       0.97    $       0.95   $       0.95
---------------------------------------------------------------------------------------------------------------------------
Cash Dividend                               $       0.30   $       0.22   $       0.14    $       0.09   $       0.07
---------------------------------------------------------------------------------------------------------------------------
Book Value at Year End                      $      10.03   $       9.13   $       8.53    $       7.49   $       6.76
---------------------------------------------------------------------------------------------------------------------------
Market Value                                $      38.00   $      27.20   $      22.00    $      14.00   $      13.10
---------------------------------------------------------------------------------------------------------------------------
Shares Outstanding                             1,698,950        339,790        317,481         296,613        277,170
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares                        1,698,950      1,698,950      1,698,950       1,698,950      1,698,950
---------------------------------------------------------------------------------------------------------------------------

(Retroactively adjusted for stock dividends and stock split)

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Evans National Bank (the "Bank"), a wholly-owned subsidiary of Evans Bancorp, Inc. (the "Company"), is a nationally chartered bank founded in 1920 which is headquartered in Angola, New York. The Bank's principal business is to provide full banking services to consumer and commercial customers in Erie, Chautauqua and Cattaraugus Counties of Western New York. The Bank serves its market through six banking offices located in Angola, Derby, Evans, Forestville, Hamburg and North Boston, New York. The Bank's principal source of funding is through deposits which it reinvests in the community in the form of loans and investments. Deposits are insured to the applicable limit by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of the Comptroller of the Currency.

     The following discussion of financial conditions and results of operations of the Company and the Bank should be read in conjunction with the consolidated financial statements and accompanying notes.


RESULTS OF OPERATIONS
Net income in 1997 of $1,802,275 resulted in earnings per share of $1.06, which compares with net income of $1,614,642, or $.95 per share, in 1996 and $1,664,783, or $.97 per share, in 1995. The increase of 11.6% in net income in 1997 over 1996 illustrates the income benefit of the Bank's increased presence in the Western New York area. Net income had declined 3% from 1995 to 1996 due to increased overhead related to the Bank's $2.2 million expansion plan implemented over those two years. In 1997, new business attributable to the operation of two additional locations, a branch office in Hamburg, NY, which opened in October, 1995, and the Evans, NY branch, which opened in May, 1996, contributed to the Bank's asset growth and improved earnings.


NET INCOME ($ Millions)
-----------------------
 1993           1.6

 1994           1.6

 1995           1.7

 1996           1.6

 1997           1.8

     Net interest income, the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on deposits, provides the basis for the Bank's results of operations. These results are also affected by non-interest income, the provision for credit losses, non-interest expense, and income taxes.


NET INTEREST INCOME
Net interest income, before the provision for credit losses, increased 10.2% from 1996 to 1997, compared to an increase of 1.4% from 1995 to 1996. Average earning assets increased $15.8 million or 12.7% in 1997. The tax-equivalent yield earned on those assets was 8.31% compared to 8.27% in 1996. The increase in both rate and volume was sufficient to offset an increase of $13.3 million, or 13.6%, in average interest-bearing liabilities in 1997 over 1996 and an increase in the average cost of funds of 12 basis points, from 3.99% in 1996 to 4.11% in 1997. In 1997, the Bank's net interest margin was 4.59% compared to 4.64% in 1996.

     The increase of only 1.4% in net interest income in 1996 over 1995 was largely the result of an increase in the average cost of funds versus virtually no change in the tax-equivalent yield on earning assets. The average cost of funds increased 22 basis points from 3.77% in 1995 to 3.99% in 1996. The tax-equivalent yield on earning assets changed only one basis point over that time period, declining from 8.28% in 1995 to 8.27% in 1996. Average earning assets increased 7.7% in 1996 over 1995 versus a volume increase of 8.2% in interest-bearing liabilities. The net interest margin was 4.64% compared to 4.99% in 1995.

     The Federal Reserve Board increased the federal funds rate a quarter of a percent at its March 26, 1997 meeting. This was the only move in rates in 1997, and only the second in two years. The Federal Reserve Board had reduced the federal funds rate a quarter of a percent in January of 1996.

     The Bank constantly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. In 1995, the Bank established an Asset/Liability

Management Committee ("ALCO") for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank adopted an asset/liability policy which specifies minimum limits for liquidity and capital ratios. Maximum limits have been set for the negative impact acceptable on net interest income and the market value of assets as a result of a shift in interest rates. The asset/liability policy also includes guidelines for investment activities and funds management. The ALCO meets monthly to review the Bank's status and formulate its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility, and the Bank's earnings objectives.


PROVISION FOR CREDIT LOSSES
Credit losses represent the amount charged against earnings to establish a reserve of allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. In 1997, $60,000 was charged against earnings for credit losses. This amount was also charged against earnings in 1996. In 1995, the Bank updated the methodology it uses to calculate the reserve amount for credit losses. After considering loan concentrations, charge-off history, delinquent loan percentages and general economic conditions, the Bank reversed $86,933 of its provision for credit losses in 1995. The following table summarizes the Bank's actual credit losses, total of non-performing loans and total allowance for credit losses for 1997, 1996 and 1995, both in dollars and as a percentage of total loans outstanding:

                          1997                  1996                 1995
-------------------------------------------------------------------------------
Actual Credit
Losses               $ 47,000  0.05%      $ 77,000  0.08%     $ 11,000  0.014%
-------------------------------------------------------------------------------
Non-Performing
Loans                $987,000  0.96%      $230,000  0.20%     $312,000  0.470%
-------------------------------------------------------------------------------
Allowance for
Credit Losses        $609,539  0.59%      $546,954  0.59%     $557,961  0.730%
-------------------------------------------------------------------------------

Although, during 1997, nonperforming loans increased over the unusually low level of the prior year, all loans in this category are considered well-collateralized and in the process of collection. As a result, no significant losses are anticipated.

NON-INTEREST INCOME
Total non-interest income increased approximately $20,000 in 1997 from 1996 compared with an increase of approximately $168,000 in 1996 from 1995. In 1997, service charge income was $670,366 compared to $667,839 in 1996. Service charge income had increased approximately $106,000 in 1996 over the prior year as the result of an increase in the Bank's service charges which was implemented in September of 1995.

        Other non-interest income decreased approximately $6,000 in 1997 from 1996. In 1996, the Bank received $15,000 in state and federal tax refunds for the 1994 tax year and the Bank's loan activity resulted in a high level of loan-related income. In 1997, the increase in the cash surrender value of life insurance policies carried on certain bank officers was approximately $64,000 versus an increase in value of approximately $45,000 in 1996.


     Gains realized on the sale of assets increased $23,000 in 1997 from 1996. Net losses on the sales of securities were $2,000 in 1997 whereas in 1996 net losses totalled $23,000. In 1996, the Bank experienced a loss of $61,000 on a residual bond that was called for redemption in full. This loss was partially offset by net gains on planned sales of securities of $38,000 that year. Premiums received on sales of student loans to the Student Loan Marketing Association ("SLMA") were $28,000 in both 1996 and 1997 and premiums received on sales of mortgages to the Federal National Mortgage Association ("FNMA") were $8,000 in 1997 as compared to $6,000 in 1996. The Bank became affiliated with both SLMA and FNMA in 1995.


NON-INTEREST EXPENSE
In 1997, the ratio of non-interest expense to average assets was 3.18% compared to 3.37% in 1996 and 3.40% in 1995. Non-interest expense categories include salaries, occupancy expenses, repairs and maintenance, advertising and professional services , among others. Occupancy expenses increased 19.5% in 1997 over 1996. This increase included a full year of depreciation on the Town of Evans office and additional depreciation costs resulting from capital expenditures in 1997. A new mainframe computer system, a new telephone system, check imaging hardware and software and additional personal computers and printers were all purchased during the course of the year. Changes in check processing and computer operations which resulted from these purchases have also reduced staffing requirements in these areas, and through staffing reassignments, attrition and the use of part-time employees, the Bank has been able to control salary and benefit expenses. These expenses declined $11,000 from 1996 to 1997. The cost of professional services increased $96,000 in 1997 over 1996. The Bank incurred additional fees due to work done by its accountants and attorneys in reference to the five-for-one stock split in 1997

STOCKHOLDERS' EQUITY ($ Millions)

     1993          11.5

     1994          12.7

     1995          14.5

     1996          15.5

     1997          17.0




and the implementation of the dividend reinvestment plan for shareholders. The Bank also hired a consultant in 1997 to study the Bank's daily operating procedures to identify areas where efficiencies could be improved. Recommendations resulting from this study are in the process of being implemented. The income benefit is expected to be ongoing and is expected to surpass the cost of the study in the first year.

     In 1997, the Bank's FDIC insurance assessment increased from $2,000 to $15,328. In 1996, as a well-capitalized institution, the Bank was assessed the minimum $2,000 premium. This minimum is no longer required by law. However, starting January 2, 1997 as a Bank Insurance Fund ("BIF") member, the Bank is being assessed for FICO interest payments at a rate of 1.28 cents per $100 in deposits annually. In 1996, the Bank's insurance assessment had dropped to $2,000 from $120,231 in 1995 as the FDIC responded to the full funding of the BIF by decreasing premiums. In 1995, the premium was reduced from $.23 per $100 of deposits to $.04 per $100 of deposits. In 1996, the rate was reduced to zero with a minimum charge of $500 per quarter for well capitalized banks. The Bank was assessed at the minimum rate, and it remains well above the regulatory minimums for the key measures of capital adequacies as disclosed in note 12 of the financial statements.

TAXES
The provision for taxes in 1997 of $724,000 reflects an effective tax rate of 28%. This compares to $588,000 and 26% in 1996 and $764,000 and 31% in 1995. In
1997, the Bank increased its holdings of tax-advantaged municipal bonds by 38%, benefitting its overall tax position. Additionally, $75,000 in income recorded in 1997 as the result of the increase in the cash surrender value of life insurance policies held on certain bank officers and directors is non-taxable. In 1996, there was a change in the composition of the deferred tax calculation, resulting in an overall decrease in the effective tax rate from 1995. This decrease was over and above that which was expected due to tax-exempt securities income, untaxed CSVLI income and tax refunds received, which are not taxable.


FINANCIAL CONDITION
The Bank had total assets of $158.5 million at December 31, 1997, increasing $17.6 million or 12.5% over December 31, 1996. Net loans increased $9.5 million or 10.3% in 1997 over 1996. Loan growth was funded by an increase of $14.9 million in deposits, or 12.1%. Excess funds were invested in securities resulting in an increase of $4.3 million, or 12.1% in the securities portfolio. Capital increased $1.5 million or 9.7%, basically due to the retention of earnings.


LOANS
Loans comprised 68.7% of the Bank's total average earning assets in 1997. For the first time, the Bank surpassed the $100 million mark in net loans, reaching $101.6 million by year-end. The increase of 10.4% in actual year-end balances in 1997 over 1996 compares to an increase of 22% in 1996 over 1995. The Federal Reserve lowered rates in July and December of 1995 and again in January of 1996 contributing to increased loan demand throughout 1996. The Federal Reserve raised rates 25 basis points in early 1997, but despite this increase, loan demand remained strong through 1997. The expansion of the Bank's trade area since 1995 has also had a positive impact on loan activity.


NET LOANS ($ Millions)

    1993      67.8

    1994      72.0

    1995      75.5

    1996      92.1

    1997     101.6


     The Bank continues to focus its lending on commercial and residential mortgages, small commercial loans and home equity loans. Commercial mortgages make up the largest segment of the portfolio at 43.8%. Residential mortgages comprise 23.4% of the portfolio and commercial loans total 12.6%. Home equity loans make up 15.5% of total loans.

     The Bank currently retains the servicing rights to $2.7 million in long-term mortgages sold to the Federal National

Mortgage Association ("FNMA") since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated risks, while retaining customer account relationships.

     The Bank continues its contractual arrangement with the Student Loan Marketing Association ("SLMA") whereby SLMA services the Bank's loans to students who are still in school and subsequently purchases those loans when the student goes into repayment. In 1997, student loan balances increased 2.3% over 1996. Student loan balances had decreased 13.4% in 1996 from 1995 and decreased 60% in 1995 from 1994 levels, due to the sale of loans to SLMA.

     At December 31, 1997, the Bank had a loan-to-deposit ratio of 73.9%, and estimated its unloaned core deposits at $4.6 million. The Bank monitors the level of its unloaned core deposits to ensure that it is sufficient to fund anticipated loan growth as it expands its market area and develops new products.


SECURITIES
Securities and federal funds sold made up the remaining 31.3% of the Bank's earning assets at December 31, 1997.

SECURITIES ($ Millions)

   1993      33.4

   1994      32.3

   1995      39.0

   1996      36.1

   1997      40.4




Since deposit growth exceeded the volume necessary to fund loan demand, an additional $4.3 million was directed into the securities portfolio in 1997. In 1996, deposit growth was insufficient to support loan growth. Proceeds from matured and sold securities were used to provide the additional funding necessary. As a result, the securities portfolio decreased $2.9 million from 1995 to 1996. The portfolio remains concentrated in US government and government agency securities and tax-exempt municipal bonds of varied maturity. By increasing the percentage of tax-advantaged municipal bonds in the portfolio and reducing the average balance maintained in federal funds sold, the tax-equivalent yield on securities and federal funds sold improved to 6.57% in 1997 from 6.51% in 1996.

     In 1994, the Bank adopted Financial Accounting Standard No. 115 which outlines accounting and reporting procedures for investment securities. At that time, all securities in the Bank's portfolio were designated as either "held to maturity" or "available for sale", as were all subsequent purchases. Securities which the Bank designates as held to maturity are stated on the balance sheet at amortized cost, and those designated as available for sale are reported at fair market value. The unrealized gains and losses on available for sale securities are recorded, net of taxes, as a separate component of shareholders' equity. Transferring a security from one category to another results in certain accounting consequences. In 1995, Financial Accounting Standards Board allowed a one-time reclassification of securities without penalty. As a result of this one-time window of opportunity, the Bank reclassified the majority of its bonds in the held to maturity category as available for sale. This reclassification was made after careful consideration of the Bank's anticipated liquidity needs and the present and future impact of such a transfer on the Bank's earnings and capital.

DEPOSITS
Total deposits increased $14.9 million in 1997 over 1996. All categories of deposits increased, with the most significant growth occurring in demand deposits and time accounts with balances in excess of $100,000. Actual year-end balances of $21.7 million in demand deposits reflect an increase of 7.6% over 1996 levels. Time accounts over $100,000 increased 62% in 1997 over 1996. Although large time accounts have traditionally been obtained from municipal depositors through the competitive bidding process, new accounts have been attracted from commercial and retail customers over the past two years as a result of the Bank's broadened market.



TOTAL DEPOSITS ($ Millions)

     1993      99.9

     1994     100.5

     1995     109.0

     1996     123.5

     1997     138.4

     The Bank continues to evaluate ways to improve its existing deposit products to meet customer needs, as well as develop new products which will keep the Bank competitive in the marketplace. With both of these goals in mind, the Bank introduced the Premium Savings, a tiered rate retail savings product, in May of 1997. This product is designed to provide an option for high balance customers who prefer the liquidity and safety of an insured savings product, but are looking for a competitive rate. At December 31, 1997, Premium Savings balances totalled $5.5 million. About half of the initial deposits made have been identified as new money, with the remainder transferring into the Premium from other Bank deposit accounts.


LIQUIDITY
The Bank seeks to manage its liquidity so that it is able to meet day to day loan demand and deposit fluctuations, while attempting to maximize the amount of net interest income on earning assets. Traditionally, the Bank has utilized its federal funds balances and cash flows from the investment portfolio to fulfill its liquidity requirements. In 1997, overnight federal funds balances averaged $2.3 million. The maturities of the Bank's investments are laddered in such a way as to provide runoff at times that a liquidity need may arise. At December 31, 1997, approximately 11.6% of the Bank's securities had contractual maturities of one year or less and 40.1% had maturity dates of five years or less. At December 31, 1997, the Bank had net short-term liquidity of $5.9 million compared to $8.1 million at December 31, 1996. Available assets of $44.4 million less public and purchased liabilities of $29.7 million resulted in a long-term liquidity ratio of 149% compared to 204% at December 31, 1996. Although the Bank believes it has sufficient resources in its securities portfolio to meet its short-term and long-term liquidity needs, the Bank also has the option to purchase up to $4,000,000 in federal funds from one of its correspondents.

     The Bank is a member and shareholder of the Federal Home Loan Bank ("FHLB") which will make cash advances of various terms at competitive rates to its members. Advances of up to $7.7 million can be drawn on the FHLB, via the Overnight Line of Credit Agreement, and an amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances.

     Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient amount of US government and US government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.


INTEREST RATE RISK
Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. The Bank's ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate sensitive assets and rate sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice in a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 1997, the Bank was in a negative gap position, with $12.5 million more in rate-sensitive liabilities repricing over the next year than in rate sensitive assets. The Bank's asset/liability limit, as defined in its asset/liability policy, is a difference of +/- 15% of the Bank's total assets which amounted to +/- $23.8 million at December 31, 1997. Therefore, the Bank's negative gap position was well within its policy limits. The gap ratio (rate sensitive assets/rate sensitive liabilities) at that date was 82%.


MARKET RISK
When rates rise or fall, the market value of the Bank's assets and liabilities will increase or decrease. As part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be accepted. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per Financial Accounting Standard No.
115. A limitation of a negative ten percent of total capital before FAS 115 (after tax) has been set forth in the asset/liability policy as the maximum impact to equity that would be acceptable. At year end, the impact to equity as a result of marking available for sale securities to market was an unrealized gain of approximately $214,000. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 1997, the Bank determined that it would take an immediate increase in excess of 200 basis points to eliminate the current capital cushion. The Bank also reviews the Bank's capital ratios on a quarterly basis. Unrealized gains or losses on available for sale securities are not included in the calculation of these ratios.

     The following table provides information about the Bank's on-balance sheet financial instruments that are sensitive to changes in interest rates. Expected maturity date values for interest-earning assets were calculated by adjusting the contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were calculated based upon estimates of the period over which the deposits would be outstanding.

     Off-balance sheet financial instruments at December 31, 1997 included $6,537,000 in undisbursed lines of credit at an average interest rate of 9.48%, $1,030,000 in fixed rate loan origination commitments at 12.23%, $8,383,000 in adjustable rate loan origination commitments at 9.85%, and $551,000 in adjustable rate letters of credit at an average rate of 10.50%.



Expected maturity date-
year ended December 31,            1998       1999       2000       2001       2002    Thereafter   Total    Fair Value

INTEREST-EARNING
ASSETS ($000S)
---------------------------------------------------------------------------------------------------------------------------
Loans Receivable, Fixed Rate       7,953      4,536      5,115      3,591      3,184     15,514     39,893    39,944
Average Interest Rate              8.87%      9.16%      9.24%      8.88%      8.75%      8.71%
---------------------------------------------------------------------------------------------------------------------------
Loans Receivable, Adj. Rate       13,341      3,642      3,711      4,618      3,422     33,538     62,344    62,425
Average Interest Rate              9.65%      9.28%      9.33%      9.05%      9.12%      8.92%
---------------------------------------------------------------------------------------------------------------------------
Investments                        4,938      2,544      5,128      1,182      4,665     21,943     40,400    40,437
Average Interest Rate              6.51%      6.52%      5.99%      6.92%      6.87%      7.04%
---------------------------------------------------------------------------------------------------------------------------

INTEREST-BEARING
LIABILITIES ($000S)
---------------------------------------------------------------------------------------------------------------------------
Deposits                          64,596     22,431     12,827     12,024      4,822         10    116,710   117,053
Average Interest Rate              4.80%      3.92%      2.67%      2.51%      2.99%      7.75%
---------------------------------------------------------------------------------------------------------------------------
Repurchase Agreement               1,059          0          0          0          0          0      1,059     1,059
Average Interest Rate              3.00%
---------------------------------------------------------------------------------------------------------------------------


CAPITAL EXPENDITURES
Large capital expenditures scheduled for 1998 include the equipment and software necessary to provide our customers with the option of conducting banking transactions by telephone or via a personal home computer. This project is expected to cost approximately $240,000. In 1997, the Bank purchased statement imaging equipment and upgraded its mainframe and archiving systems. This kind of expenditure enable the Bank to continue to provide quality customer service despite increased work volumes. The Bank believes that it has a sufficiently strong capital base to support these capital expenditures with current assets and retained earnings.

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


THE NEW MILLENNIUM
The Year 2000 poses serious challenges to all industries, including banking. An action plan has been formulated and accompanying timetable established for Year 2000 compliance. Representatives from each area of the Bank and the computer systems and programming analyst meet monthly to discuss Year 2000 issues and track the Bank's progress. At present, the Bank is on schedule in completing its Year 2000 initiatives. Since the Bank is continually upgrading and improving its technology, it is not anticipated these initiatives will materially impact normal budgeted software costs.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors EVANS BANCORP, INC.

We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Evans Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Buffalo, New York
January 23, 1998


EVANS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996                                                                    1997           1996


ASSETS
Cash and due from banks                                                                   $  5,821,532   $  5,662,231
Federal funds sold                                                                           4,515,000      1,450,000
                                                                                          ------------   ------------
  Cash and cash equivalents                                                                 10,336,532      7,112,231
Securities:
  Available for sale, at fair value                                                         33,822,334     30,201,120
  Held to maturity, at amortized cost (fair value of
  $6,614,369 and $5,868,386, respectively)                                                   6,578,040      5,853,204
Loans receivable, net of allowance for loan losses of
  $609,539 and $546,954, respectively                                                      101,627,427     92,087,902
Properties and equipment, net                                                                3,827,672      3,748,663
Other assets                                                                                 2,350,158      1,894,937
                                                                                          ------------   ------------
TOTAL ASSETS                                                                              $158,542,163   $140,898,057
                                                                                          ============   ============


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
  Demand                                                                                  $ 21,680,839   $ 20,149,152
  NOW and money market                                                                       7,093,959      6,437,613
  Regular savings                                                                           44,264,697     42,136,290
  Time ($100,000 and over)                                                                  22,873,379     14,096,821
  Other time                                                                                42,478,453     40,641,503
                                                                                          ------------   ------------
      Total deposits                                                                       138,391,327    123,461,379
Other liabilities                                                                            3,111,536      1,926,595
                                                                                          ------------   ------------
      Total liabilities                                                                    141,502,863    125,387,974

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:
Common stock, $.50 par value, 10,000,000 shares authorized and $2.50 par value,
  1,000,000 shares authorized, respectively;
  1,698,950 and 339,790 shares issued and outstanding, respectively                            849,475        849,475
Capital surplus                                                                             10,990,720     10,990,720
Retained earnings                                                                            4,985,249      3,692,659
Unrealized gain (loss) on available for sale securities, net
  of deferred taxes of $101,000 and $11,000, respectively                                      213,856        (22,771)
                                                                                          ------------   ------------
      Total stockholders' equity                                                            17,039,300     15,510,083
                                                                                          ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $158,542,163   $140,898,057
                                                                                          ============   ============

See notes to consolidated financial statements.


EVANS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 1997, 1996 and 1995                                  1997            1996           1995

INTEREST INCOME
Loans                                                                     $  8,632,716    $  7,381,871   $  6,760,511
Federal funds sold                                                             122,516         201,831        276,698
Securities:
  Taxable                                                                    1,372,883       1,427,890      1,381,740
  Non-taxable                                                                  944,736         765,123        761,741
Deposits with banks                                                                  0          23,100         45,810
                                                                          ------------    ------------   ------------
      Total interest income                                                 11,072,851       9,799,815      9,226,500
INTEREST EXPENSE ON DEPOSITS AND BORROWINGS                                  4,588,056       3,912,761      3,418,782
                                                                          ------------    ------------   ------------
NET INTEREST INCOME                                                          6,484,795       5,887,054      5,807,718
PROVISION FOR LOAN LOSSES                                                       60,000          60,000        (86,933)
                                                                          ------------    ------------   ------------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                            6,424,795       5,827,054      5,894,651


NON-INTEREST INCOME

Service charges                                                                670,366         667,839        561,525
Gains on sales of assets, net                                                   33,809          11,103         55,477
Other                                                                          246,487         252,044        146,052
                                                                          ------------    ------------   ------------
      Total non-interest income                                                950,662         930,986        763,054


NON-INTEREST EXPENSE

Salaries and employee benefits                                               2,592,120       2,602,752      2,389,838
Occupancy                                                                      761,383         637,007        504,648
Supplies                                                                       101,534         118,740        109,226
Repairs and maintenance                                                        163,189         147,383        132,620
Advertising and public relations                                               127,127         131,753         97,116
Professional services                                                          308,617         212,601        224,269
FDIC assessments                                                                15,328           2,000        120,231
Other                                                                          779,884         703,162        650,974
                                                                          ------------    ------------   ------------
      Total non-interest expense                                             4,849,182       4,555,398      4,228,922
                                                                          ------------    ------------   ------------
INCOME BEFORE PROVISION FOR INCOME TAXES                                     2,526,275       2,202,642      2,428,783
PROVISION FOR INCOME TAXES                                                     724,000         588,000        764,000
NET INCOME                                                                $  1,802,275    $  1,614,642   $  1,664,783
                                                                          ============    ============   ============

Net income per common share - basic                                       $       1.06    $       0.95   $       0.97
                                                                          ============    ============   ============
Weighted average number of common shares                                     1,698,950       1,698,950      1,698,950
                                                                          ============    ============   ============

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31,          Common Stock                                                Unrealized
1997, 1996 and 1995           ---------------------                                          (Loss) Gain
                                                                                             on Available
                                No. of                   Capital     Retained     Treasury     for Sale
                                Shares        Amount     Surplus     Earnings       Stock   Securities, Net   Total
Balance, January 1, 1995        296,613  $   741,533  $ 7,183,912  $ 5,009,467   $         0  $ (210,972)  $12,723,940
1995 Net Income                                                      1,664,783                               1,664,783
Stock dividends, with
  fractional shares
redeemed for cash                20,868       52,170    1,408,590   (1,483,065)                               (22,305)
Cash dividends ($.14 per
  common share)                                                       (238,110)                              (238,110)
Change in unrealized gain
  (loss) on available for sale
  securities, net of deferred
  taxes of $266,000                                                                               357,202      357,202
                              ---------  -----------  -----------  -----------   -----------  -----------  -----------
Balance,
  December 31, 1995             317,481      793,703    8,592,502    4,953,075                    146,230   14,485,510
1996 Net Income                                                      1,614,642                               1,614,642
Stock dividends, with
  fractional shares
  redeemed for cash              22,309       55,772    2,398,218   (2,494,493)                               (40,503)
Cash dividends ($.22 per
  common share)                                                       (380,565)                              (380,565)
Change in unrealized (loss)
  gain on available for sale
  securities, net of deferred
  taxes of $120,000                                                                             (169,001)    (169,001)
                              ---------  -----------  -----------  -----------   -----------  -----------  -----------
Balance,
  December 31, 1996             339,790      849,475   10,990,720    3,692,659                   (22,771)   15,510,083
1997 Net Income                                                      1,802,275                               1,802,275
Five-for-one stock split      1,359,160
Purchase of 3,966 shares
  for treasury                  (3,966)                                            (130,878)                 (130,878)
Cash dividends ($.30 per
  common share)                                                       (509,685)                              (509,685)
Sale of 3,966 shares
  from treasury                   3,966                                              130,878                   130,878
Change in unrealized gain
  (loss) on available for sale
  securities, net of deferred
  taxes of $101,000                                                                               236,627      236,627
                              ---------  -----------  -----------  -----------   -----------  -----------  -----------
Balance,
  December 31, 1997           1,698,950  $   849,475  $10,990,720  $ 4,985,249   $         0  $   213,856  $17,039,300
                              =========  ===========  ===========  ===========   ===========  ===========  ===========



See notes to consolidated financial statements.


EVANS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1997, 1996 and 1995                                  1997            1996           1995

OPERATING ACTIVITIES
Interest received                                                         $ 11,027,381    $ 10,047,637   $  9,172,841
Fees received                                                                  968,072       1,025,437        856,806
Interest paid                                                               (4,543,895)     (3,847,407)    (3,261,153)
Cash paid to employees and suppliers                                        (4,680,322)     (4,443,431)    (4,207,102)
Income taxes paid                                                             (786,000)       (743,444)      (790,017)
                                                                          ------------    ------------   ------------
      Net cash provided by operating activities                              1,985,236       2,038,792      1,771,375


INVESTING ACTIVITIES

Available for sale securities:
  Purchases                                                                (26,075,499)    (16,562,178)   (15,256,737)
  Proceeds from sales                                                       22,306,088      14,414,736      4,019,578
  Proceeds from maturities                                                     686,306       4,597,881      3,090,254
Held to maturity securities:
  Purchases                                                                 (2,618,319)     (1,177,002)    (4,650,173)
  Proceeds from maturities                                                   1,736,862       1,314,873      7,154,605
Additions to properties and equipment                                         (466,472)     (1,482,935)    (1,344,741)
Increase in loans, net of repayments                                       (12,236,511)    (19,258,136)    (7,671,007)
Proceeds from sales of loans                                                 2,597,162       2,593,290      4,179,236
                                                                          ------------    ------------   ------------
      Net cash used in investing activities                                (14,070,383)    (15,559,471)   (10,478,985)


FINANCING ACTIVITIES

Proceeds from repurchase agreement                                           1,059,080               0              0
Increase in deposits                                                        14,929,948      14,440,828      8,488,520
Dividends paid                                                                (679,580)       (251,173)      (260,415)
                                                                          ------------    ------------   ------------
      Net cash provided by financing activities                             15,309,448      14,189,655      8,228,105
                                                                          ------------    ------------   ------------

Net increase (decrease) in cash and cash equivalents                         3,224,301         668,976       (479,505)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                          7,112,231       6,443,255      6,922,760
                                                                          ------------    ------------   ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                             $ 10,336,532    $  7,112,231   $  6,443,255
                                                                          ============    ============   ============
(Continued)


EVANS BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1997, 1996 and 1995                                  1997            1996           1995

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Net income                                                                $  1,802,275    $  1,614,642   $  1,664,783
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                356,663         344,086        221,359
  Provision for loan losses                                                     60,000          60,000        (86,933)
  Gains on sales of assets                                                     (33,809)        (11,103)       (55,477)
  Changes in assets and liabilities affecting cash flow:
    Other assets                                                              (367,243)         96,609       (177,558)
    Other liabilities                                                          167,350         (65,442)       205,201
                                                                          ------------    ------------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 $  1,985,236    $  2,038,792   $  1,771,375
                                                                          ============    ============   ============

(Concluded)

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1997, 1996 and 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General - Evans Bancorp, Inc. (the "Company") was organized in October 1988, under the Business Corporation Law of the State of New York as a bank holding company. In January 1989, the shareholders of the Evans National Bank (the "Bank") approved an Agreement and Plan of Reorganization (the "Reorganization") whereby the Bank effectively became a wholly-owned subsidiary of the Company. The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Derby, Evans, Forestville, Hamburg and North Boston.

Regulatory Requirements - The Bank is subject to the rules, regulations, and reporting requirements of various regulatory bodies, including the New York State Banking Department ("NYSBD") and the Federal Deposit Insurance Corporation ("FDIC").

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

Securities - Securities for which the Bank has the positive intent and ability to hold to maturity are stated at cost, adjusted for discounts and premiums that are recognized in interest income over the period to the earlier of call date or maturity using a method that approximates level yield. Securities held to maturity have been designated as unavailable to be sold as part of the Bank's asset-liability management activities.

Securities classified as available for sale are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of deferred income taxes, in stockholders' equity. Gains and losses on sales of securities are computed using the specific identification method.

Securities which have experienced an other than temporary decline in fair value are written down to a new cost basis with the amount of the writedown included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Factors which management considers in determining whether an impairment in value of an investment is other than temporary include the issuer's financial performance and near term prospects, the financial condition and prospects for the issuer's geographic region and industry, and recoveries in fair value subsequent to the balance sheet date.

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

Foreclosed Real Estate - Foreclosed real estate is initially recorded at the lower of book or fair value (net of costs of disposal) at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expenses. Valuations are periodically performed by management, and an allowance for potential additional losses is established by a charge to operations if the carrying value of a property exceeds fair value. Foreclosed real estate is classified as other assets on the consolidated balance sheets.

Properties and Equipment - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 31 years.

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needs to be recognized for applicable assets in 1997 or 1996.

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

Net Income per Common Share - Net income per common share is based on the weighted average number of shares outstanding during each year, retroactively adjusted for stock dividends. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," during the fourth quarter of 1997. Only basic earnings per share is disclosed because the Company does not have any dilutive securities or other contracts to issue common stock or convert to common stock.

Dividend Reinvestment Plan - During 1997, the Board of Directors approved a Dividend Reinvestment Plan (the "Plan") which provides each holder of record of the Bank's common stock the opportunity to reinvest automatically the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner. American Stock Transfer and Trust Company (the "Agent") is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Bank's common stock.

Employee Benefits and Deferred Compensation Plan - Costs are charged to salaries and employee benefits expense in the periods in which the services are rendered. Pension costs are funded on a current basis in compliance with the Employee Retirement Income Security Act and are accounted for in compliance with SFAS No. 87, "Employers' Accounting for Pensions".

Off Balance Sheet Financial Instruments - In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when the transactions are executed.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing deposits in other banks and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $657,000 and $591,000 at December 31, 1997 and 1996, respectively.

New Accounting Standards Pronouncement - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in financial statement format and is effective for financial statements for fiscal years beginning after December 15, 1997. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Items considered comprehensive income include foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities.

2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                                      1997
                                                           ----------------------------------------------------------
                                                                                   Unrealized
                                                             Amortized    ----------------------------        Fair
                                                               Cost           Gains          Losses          Value
Available for Sale:
  U.S. Government and Agency Securities                    $ 11,618,094   $     23,843    $    (67,225)  $ 11,574,712
  Mortgage Backed Securities                                  1,419,658         30,799               0      1,450,457
  State and Municipal Securities                             19,477,751        402,202         (13,238)    19,866,715
  Other Securities                                              930,450              0               0        930,450
                                                           ------------   ------------    ------------   ------------
      Total                                                $ 33,445,953   $    456,844    $    (80,463)  $ 33,822,334
                                                           ============   ============    ============   ============
Held to Maturity:
  U.S. Government and Agency Securities                    $  3,483,199   $     36,333    $          0   $  3,519,532
  State and Municipal Securities                              3,094,841              0              (4)     3,094,837
                                                           ------------   ------------    ------------   ------------
      Total                                                $  6,578,040   $     36,333    $         (4)  $  6,614,369
                                                           ============   ============    ============   ============

                                                                                      1996
                                                           ----------------------------------------------------------
                                                                                   Unrealized
                                                             Amortized    ----------------------------       Fair
                                                               Cost           Gains          Losses          Value

Available for Sale:
  U.S. Government and Agency Securities                    $ 12,976,948   $     25,450    $   (167,765)  $ 12,834,633
  Mortgage Backed Securities                                  1,694,066         41,553               0      1,735,619
  State and Municipal Securities                             14,638,658        183,826         (14,466)    14,808,018
  Other Securities                                              822,850              0               0        822,850
                                                           ------------   ------------    ------------   ------------
      Total                                                $ 30,132,522   $    250,829    $   (182,231)  $ 30,201,120
                                                           ============   ============    ============   ============
Held to Maturity:
  U.S. Government and Agency Securities                    $  3,948,322   $     15,194    $          0   $  3,963,516
  State and Municipal Securities                              1,904,882              0             (12)     1,904,870
                                                           ------------   ------------    ------------   ------------
      Total                                                $  5,853,204   $     15,194    $        (12)  $  5,868,386
                                                           ============   ============    ============   ============


Assets, principally securities, with an amortized cost of $3,413,142 for held to maturity securities and a fair value of $19,782,680 for available for sale securities at December 31, 1997 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 1997 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.

                                                                   Available for               Held to Maturity
                                                                  Sale Securities                 Securities
                                                           ---------------------------    ---------------------------
                                                             Amortized        Fair          Amortized        Fair
                                                               Cost           Value           Cost           Value
                                                           ---------------------------    ---------------------------
Due in one year or less                                    $  2,063,259   $  2,068,197    $  2,606,485   $  2,606,485
Due after year one through five years                        12,307,228     12,312,896         215,718        215,714
Due after five years through ten years                       14,105,037     14,393,969          63,330         63,330
Due after ten years                                           4,970,429      5,047,272       3,692,507      3,728,840
                                                           ------------   ------------    ------------   ------------
      Total                                                $ 33,445,953   $ 33,822,334    $  6,578,040   $  6,614,369
                                                           ============   ============    ============   ============


Gains and losses from sales of securities for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                                                               1997            1996            1995
Gross gains                                                               $     65,150    $   103,865    $     22,705
Gross losses                                                                   (67,145)      (127,595)        (13,266)
                                                                          ------------    -----------    ------------
Net (loss) gain                                                           $     (1,995)   $   (23,730)   $      9,439
                                                                          ============    ===========    ============


3. LOANS RECEIVABLE, NET

Major categories of loans at December 31, 1997 and 1996 are summarized as follows:


                                                                              1997           1996

Real estate - mortgages                                                   $ 85,367,123    $ 78,706,052
Real estate - construction                                                   2,770,719       1,404,290
Commercial                                                                   8,938,560       6,993,852
Installment                                                                  2,517,892       2,646,246
Student loans                                                                1,731,492       1,692,334
Other                                                                          509,935         769,322
Net deferred loan origination costs                                            401,245         422,760
                                                                          ------------    ------------
                                                                           102,236,966      92,634,856
Allowance for loan losses                                                     (609,539)       (546,954)
                                                                          ------------    ------------
Loans, net                                                                $101,627,427    $ 92,087,902
                                                                          ============    ============


Changes in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 were as follows:


                                                                                1997            1996            1995
Balance, beginning of year                                                $    546,954    $    557,961   $    628,957
Provision for loan losses                                                       60,000          60,000        (86,933)
Recoveries                                                                      49,443           5,597         23,281
Loans charged off                                                              (46,858)        (76,604)        (7,344)
                                                                          ------------    ------------   ------------
Balance, end of year                                                      $    609,539    $    546,954   $    557,961
                                                                          ============    ============   ============

Loans evaluated for impairment totaled approximately $627,000 and $180,000 at December 31, 1997 and 1996, respectively. However, an allowance for loan impairment was not required under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," due to the adequacy of related collateral values. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $58,000, $19,000 and $29,000 in 1997, 1996 and 1995, respectively.

The Bank had no loan commitments to borrowers with impaired loans at December 31, 1997.

As of December 31, 1997 and 1996, the Bank had no other loans which were impaired as defined by SFAS No. 114.



4. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:


                                                                      1997            1996

Land                                                               $    268,485   $    268,485
Buildings and improvements                                            3,313,404      3,310,902
Equipment                                                             2,828,996      2,365,026
                                                                   ------------   ------------
                                                                      6,410,885      5,944,413
Less accumulated depreciation                                        (2,583,213)    (2,195,750)
                                                                   ------------   ------------
Properties and equipment, net                                      $  3,827,672   $  3,748,663
                                                                   ============   ============


Depreciation expense totaled $423,564 in 1997, $348,671 in 1996 and $271,507 in 1995.



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

Loans Receivable - The fair value fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, net of the appropriate portion of the allowance for loan losses. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits - The fair value demand deposits, NOW and money market accounts and regular savings accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Repurchase Agreement - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Commitments to extend credit and standby letters of credit - As described in
Note 9, the Company was a party to financial instruments with off-balance sheet risk at December 31, 1997. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the propective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1997 approximates the recorded amounts of the related fees, which are not material.

At December 31, 1997 and 1996, the estimated fair values of the Company's financial instruments were as follows:

                                                                       1997                          1996
                                                           ---------------------------    ---------------------------
                                                             Carrying         Fair          Carrying         Fair
                                                              Amount          Value          Amount          Value
Financial Assets:
  Cash and cash equivalents                                $ 10,336,532   $ 10,336,532    $  7,112,231   $  7,112,231
                                                           ============   ============    ============   ============
  Securities                                               $ 40,400,374   $ 40,436,703    $ 36,054,324   $ 36,069,506
                                                           ============   ============    ============   ============
  Loans                                                    $102,236,966                   $ 92,634,856
  Less: allowance for loan losses                              (609,539)                      (546,954)
                                                           ------------                   ------------
  Loans, net                                               $101,627,427   $102,368,624    $ 92,087,902   $ 92,056,134
                                                           ============   ============    ============   ============
Financial Liabilities:
  Deposits                                                 $138,391,327   $138,734,550    $123,461,379   $123,863,439
                                                           ============   ============    ============   ============
  Repurchase agreement                                     $  1,059,081   $  1,059,081    $          0   $          0
                                                           ============   ============    ============   ============



6. Employee Benefits and Deferred Compensation Plan

The Bank has a defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on the employees' compensation and years of service. The Bank uses an actuarial method of amortizing prior service cost and unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the prior service cost and net gains or losses over the average remaining service period of active employees which exceeds the required amortization. The amount charged to expense for this plan totaled $33,699 in 1997, $35,335 in 1996 and $52,201 in 1995. The components of the pension cost charged to expense for 1997, 1996 and 1995 consisted of the following:


                                                                              1997           1996            1995
Service cost                                                              $     51,817    $     44,615   $     46,891
Interest cost on projected benefit obligation                                  104,601          94,565         85,948
Actual return on plan assets                                                  (106,550)       (87,676)        (67,352)
Net amortization and deferral                                                  (16,169)       (16,169)        (13,286)
                                                                          ------------    ------------   ------------
      Total                                                               $     33,699    $     35,335   $     52,201
                                                                          ============    ============   ============


The following table sets forth the Plan's funded status as of October 1, 1997 and 1996, the end of the Plan's fiscal year, and the amounts recognized in the accompanying consolidated financial statements as of December 31, 1997 and 1996:


                                                                              1997           1996

Vested benefits                                                           $  1,068,423    $  1,002,977
                                                                          ============    ============
Accumulated benefit obligation                                            $  1,086,205    $  1,012,721
                                                                          ============    ============
Projected benefit obligation                                              $  1,518,858    $  1,354,390
Plan assets available for benefits at fair value                             1,686,230       1,373,109
                                                                          ------------    ------------
Plan assets in excess of projected benefit obligations                         167,372          18,719
Unrecognized net (gain) loss                                                   (41,212)         71,556
Unrecognized net obligation                                                    (16,081)        (17,543)
Unrecognized prior service cost                                               (256,524)       (271,231)
                                                                          ------------    ------------
Amount included in other liabilities                                      $   (146,445)   $   (198,499)
                                                                          ============    ============

The Plan's assets are primarily invested in a money market fund, stocks, and bonds. Valuations of the pension plan as shown above were conducted as of October 1, 1997 and 1996. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                                  7.50 %
Rate of increase in compensation levels                         4.75 %
Expected long-term rate of return on plan assets                7.50 %


During the year ended December 31, 1995, the Bank adopted nonqualified supplemental executive retirement plans covering certain members of senior management. The plans provide a fixed benefit which is specific to the participant. The obligations related to these plans are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $72,000 and $45,000 at December 31, 1997 and 1996, respectively. The face values of these policies at both dates was approximately $1,650,000. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization. The amount charged to expense for these plans totaled $96,309, $97,633, and $87,058 in 1997, 1996 and 1995, respectively. The components of the pension cost charged to expense consisted of the following:


                                                                              1997           1996            1995

Service cost                                                              $     39,900    $     50,138   $     44,562
Interest cost on projected benefit obligation                                   34,194          25,280         20,281
Net amortization and deferral                                                   22,215          22,215         22,215
                                                                          ------------    ------------   ------------
      Total                                                               $     96,309    $     97,633   $     87,058
                                                                          ============    ============   ============


The following table sets forth the Plans' funded status as of October 1, 1997 and 1996, and the amount recognized in the accompanying consolidated financial statements as of December 31, 1997 and 1996:


                                                                              1997           1996

Vested benefits                                                           $    468,709    $    356,685
                                                                          ============    ============
Accumulated benefit obligation                                            $    468,709    $    356,685
                                                                          ============    ============
Projected benefit obligation                                              $    468,709    $    356,685
Plan assets available for benefits at fair value                                     0               0
                                                                          ------------    ------------
Projected benefit obligation in excess of plan assets                         (468,709)       (356,685)
Unrecognized net loss (gain)                                                    28,499          (9,432)
Unrecognized net obligation                                                    159,211         181,426
                                                                          ------------    ------------
Accrued pension cost                                                          (280,999)       (184,691)
Adjustment required to recognize minimum liability                            (187,710)       (171,994)
                                                                          ------------    ------------
Amount included in other liabilities                                      $   (468,709)   $   (356,685)
                                                                          ============    ============


Valuations of the pension plans as shown above were conducted as of October 1, 1997 and 1996. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate           7.50 %


The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $67,000, $64,000 and $64,000 in 1997, 1996 and 1995, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $700,000 and $671,000 at December 31, 1997 and 1996, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $140,000 and $130,000 December 31, 1997 and 1996, respectively. The face values of these policies at both dates was approximately $1,036,000. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a deferred contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the employees contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was $35,395, $34,209 and $47,701 for the years ended December 31, 1997, 1996 and 1995, respectively.


7. Stock Split and Cash Dividends

On April 29, 1997, the stockholders approved a split of the Company's common stock by changing each issued share of common stock, par value $2.50 per share, into five shares of common stock, par value $.50 per share. At that time, the stockholders also approved the increase in the number of shares of common stock which the Company is authorized to issue from 1,000,000 shares, par value $2.50 per share to 10,000,000 shares, par value $.50 per share.

On October 21, 1997, the Company purchased 3,966 of its common shares to fund the Dividend Reinvestment Plan for the cash dividend issued on October 21, 1997. A cash dividend of $.30 per common share was declared on August 19, 1997, and paid on October 21, 1997 to stockholders of record on October 1, 1997. Stockholders elected to fully or partially reinvest their dividend in 3,966 of the Company's common shares at a market value of $33.00 per share on October 21, 1997.

Cash dividends of prior years have been restated to show the effects of the five-for-one stock split that occurred during 1997.


8. Income Taxes

The components of the provision for income taxes were as follows:


                                                                              1997           1996            1995

Income taxes currently payable                                            $    798,000    $    728,000   $    741,000
Deferred (benefit) income taxes                                                (74,000)       (140,000)        23,000
                                                                          ------------    ------------   ------------
Net provision                                                             $    724,000    $    588,000   $    764,000
                                                                          ============    ============   ============


At December 31, 1997 and 1996 the components of the net deferred tax asset were as follows:


                                                                              1997           1996
Deferred Tax Assets:
  Allowance for loan losses                                               $    173,000    $    148,000
  Pension premiums                                                             171,000         153,000
  Deferred compensation                                                        280,000         268,000
  SFAS No. 115                                                                       0          11,000
  Other                                                                         32,000          22,000
                                                                          ------------    ------------
  Gross deferred tax assets                                                    656,000         602,000
Deferred Tax Liabilities:
  Depreciation                                                                  25,000          25,000
  Prepaid expenses                                                             160,000         169,000
  SFAS No. 115                                                                 101,000               0
                                                                          ------------    ------------
  Gross deferred tax liabilities                                               286,000         194,000
                                                                          ------------    ------------
  Net deferred tax assets                                                 $    370,000    $    408,000
                                                                          ============    ============


The net deferred tax asset at December 31, 1997 and 1996 was included in other assets in the accompanying consolidated financial statements.

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:


                                                                   December 31,
                            ---------------------------------------------------------------------------------------
                                        1997                           1996                          1995
                               Amount          Percent        Amount         Percent         Amount         Percent
                            --------------------------     -------------------------      -------------------------
Tax provision at
  statutory rate            $    859,000        34 %      $    749,000         34 %      $    826,000          34 %
Increase (decrease) in
  taxes resulting from:
  Tax-exempt income             (321,000)      (13)           (260,000)       (12)           (259,000)        (11)
  State taxes, net of
    federal benefit              136,000         5             110,000          5             154,000           6
  Other items, net                50,000         2             (11,000)        (1)             43,000           2
  Provision for             ------------      ----        ------------        ----       ------------        ----
    income taxes            $    724,000        28 %      $    588,000         26 %      $    764,000          31 %
                            ============      ====        ============        ====       ============        ====

9. Related Party Transactions

The Bank has entered into loan transactions with its directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $3,526,206 and $2,247,931, respectively. During 1997 and 1996, new loans to such related parties amounted to $3,366,701 and $746,980, respectively, and repayments amounted to $2,088,427 and $1,867,538.


10. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1997 and 1996 is as follows:


                                         1997            1996
Commitments to extend credit          $ 15,770,264   $ 15,115,000
Standby letters of credit                  551,218        515,000
                                      ------------   ------------
      Total                           $ 16,321,482   $ 15,630,000
                                      ============   ============


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



11. CONCENTRATIONS OF CREDIT

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



12. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 and 1996, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:

                                                                       1997
                            ---------------------------------------------------------------------------------------
                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                    For Capital                Prompt Corrective
                                       Actual                    Adequacy Purposes             Action Provisions
                            --------------------------     -------------------------      -------------------------
                               Amount          Percent        Amount         Percent         Amount         Percent
                            --------------------------     -------------------------      -------------------------
Total Capital (to Risk
  Weighted Assets)          $ 17,422,000       16.9 %      $  8,234,000        8.0 %      $ 10,292,000       10.0 %
                            ============       ====        ============        ===        ============       ====
Tier I Capital (to Risk
  Weighted Assets)          $ 16,812,000       16.3 %      $  4,117,000        4.0 %      $  6,175,000        6.0 %
                            ============       ====        ============        ===        ============        ===
Tier I Capital
  (to Average Assets)       $ 16,812,000       10.8 %      $  6,366,080        4.0 %      $  7,958,000        5.0 %
                            ============       ====        ============        ===        ============        ===


                                                                       1996
                            ---------------------------------------------------------------------------------------
                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                    For Capital                Prompt Corrective
                                       Actual                    Adequacy Purposes             Action Provisions
                            --------------------------     -------------------------      -------------------------
                               Amount          Percent        Amount         Percent         Amount         Percent
                            --------------------------     -------------------------      -------------------------
Total Capital (to Risk
  Weighted Assets)          $ 16,063,000       17.7 %      $  7,250,000        8.0 %      $  9,065,000       10.0 %
                            ============       ====        ============        ===        ============       ====
Tier I Capital (to Risk
  Weighted Assets)          $ 15,516,000       17.1 %      $  3,625,000        4.0 %      $  5,438,000        6.0 %
                            ============       ====        ============        ===        ============        ===
Tier I Capital
  (to Average Assets)       $ 15,516,000       11.1 %      $  5,581,000        4.0 %      $  6,976,000        5.0 %
                            ============       ====        ============        ===        ============        ===

13. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:



CONDENSED BALANCE SHEETS

Years ended December 31, 1997 and 1996                                        1997            1996
ASSETS
Cash                                                                      $      6,648    $      6,897
Dividends receivable                                                                 0         169,895
Investment in subsidiary                                                    17,032,652      15,503,186
                                                                          ------------    ------------
      Total assets                                                        $ 17,039,300    $ 15,679,978
                                                                          ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Dividends payable                                                         $          0    $    169,895

Stockholders' Equity:
  Common stock                                                                 849,475         849,475
  Capital surplus                                                           10,990,720      10,990,720
  Retained earnings                                                          4,985,249       3,692,659
  Unrealized gain (loss) on available for sale securities, net                 213,856         (22,771)
                                                                          ------------    ------------
      Total stockholders' equity                                            17,039,300      15,510,083
                                                                          ------------    ------------
      Total liabilities and stockholders' equity                          $ 17,039,300    $ 15,679,978
                                                                          ============    ============


CONDENSED STATEMENTS OF INCOME

Years ended December 31, 1997, 1996 and 1995                                  1997            1996           1995
Dividends from subsidiary                                                 $    509,685    $    421,068   $    260,415
Other revenue                                                                   50,000               0              0
Expenses                                                                       (50,249)        (30,831)       (17,542)
                                                                          ------------    ------------   ------------
Income before equity in undistributed earnings of subsidiary                   509,436         390,237        242,873
Equity in undistributed earnings of subsidiary                               1,292,839       1,224,405      1,421,910
                                                                          ------------    ------------   ------------
Net income                                                                $  1,802,275    $  1,614,642   $  1,664,783
                                                                          ============    ============   ============


CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 1997, 1996 and 1995                                  1997            1996           1995
Operating Activities:
  Net income                                                              $  1,802,275    $  1,614,642   $  1,664,783
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Undistributed earnings of subsidiary                                    (1,292,839)     (1,224,405)    (1,421,910)
    Increase in dividends receivable                                                 0        (169,895)             0
                                                                          ------------    ------------   ------------
  Net cash provided by operating activities                                    509,436         220,342        242,873
Financing Activities - Cash dividends paid                                    (509,685)       (251,173)      (260,415)
                                                                          ------------    ------------   ------------
Net decrease in cash                                                              (249)        (30,831)       (17,542)
Cash, beginning                                                                  6,897          37,728         55,270
                                                                          ------------    ------------   ------------
Cash, ending                                                              $      6,648    $      6,897   $     37,728
                                                                          ============    ============   ============

BOARD OF DIRECTORS
EVANS BANCORP, INC. AND EVANS NATIONAL BANK


     [photo]
BOARD OF DIRECTORS
(from left to right)

David M. Taylor
President - Concord Nurseries, Inc.

David C. Koch
Chairman and CEO
New Era Cap Co., Inc.

Carl F. Ulmer
Retired

Richard M. Craig
President and CEO
Evans National Bank

LaVerne G. Hall
Former Chairman - L.G. Hall Building
Contractors, Inc.

Richard C. Stevenson
Chairman - Evans Land Corp.

William F. Barrett
Property and Investment Manager

Phillip Brothman
Partner - Hurst, Brothman & Yusick

Robert W. Allen
Secretary
Retired

Thomas H. Waring, Jr.
Principal - Waring Financial Group
(not pictured)


DIRECTORS EMERITUS
Floyd H. Hurst
Carl F. Ulmer

OFFICERS
Evans Bancorp, Inc.
Richard M. Craig,
Chairman of the Board,
President and CEO

Robert W. Allen
Secretary

James Tilley
Assistant Secretary

William R. Glass
Treasurer

ADVISORY BOARDS
Derby
Richard A. Gradl
Raymond S. Hazard


   [PHOTO]
MANAGEMENT TEAM

(front center) Richard M. Craig, Chairman of the Board, President and CEO;
(left) William R. Glass, Senior Vice President - Loan Division and (right) James Tilley, Senior Vice
President - Administration

EVANS NATIONAL BANK OFFICERS

CHAIRMAN OF THE BOARD PRESIDENT AND CHIEF EXECUTIVE OFFICER
Richard M. Craig

SENIOR VICE PRESIDENT
William R. Glass
James Tilley

VICE PRESIDENT
George L. Catalano
Mary E. Doeing
John S. Eagleton
William J. Gray
Jeffrey L. White

ASSISTANT VICE PRESIDENT
Katherine M. Allen
Ramon Gallardo, Jr.
Susan J. Herold
Rose Marie Hinckley
Elizabeth A. Mac
Howard M. Martin, Jr.
Cathy E. Rohrich

BANK OFFICER
Rita A. Boyland
Karen M. Blecha
Michelle A. Bress
Nancy A. Ferraro
M. Jane Gonzalez
Nadine G. Houghton
Mary K. Nytz
Mary D. Philbin


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


                                            1997                          1996
                                ----------------------------   ---------------------------
QUARTER                             High            Low            High            Low
                                ------------   -------------   ------------   ------------
First                           $      27.20   $      27.20    $      23.00   $      22.00
Second                          $      32.00   $      27.20*   $      27.00   $      23.00
Third                           $      33.00   $      32.00    $      27.20   $      27.00
Fourth                          $      38.00   $      33.00    $      27.20   $      27.20

* Adjusted for five for one stock split

As a result of the stock split on May 1, 1997, total shares outstanding were increased to 1,698,950 as of December 31, 1997. There were 1,049 shareholders of record on December 31, 1997.

Upon written request of any shareholder, a copy of the Company's report on Form 10-K for its fiscal year ended December 31, 1997, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, may be obtained, without charge, from Michelle A. Baumgarden, Evans Bancorp, Inc., 14-16 N. Main Street, Angola, N.Y. 14006.


THE ANNUAL MEETING
The Annual Meeting of the Shareholders of the Company will be held on Wednesday, April 29, 1998 at 12:30 p.m. at Romanello's South, 5793 South Park Avenue, Hamburg, NY.


INQUIRIES
For information or assistance regarding individual stock records, transactions, dividend reinvestment accounts, dividend checks, or stock certificates, contact:
Corporate Trust Services, Fifth Third Bank, 38 Fountain Square Plaza, Mail Drop 1090F5-4129, Cincinnati, OH 45263.