Form 10-K, Exhibit 13
period 1998-12-31
EVANS BANCORP INC
filed 1999-03-30
CIK 842518

                                  EXHIBIT 13.1

                                                                    Exhibit 13.1

Profile

Evans Bancorp, Inc. is a bank holding company headquartered in Angola, New York and conducts its business through its wholly-owned subsidiary, Evans National Bank. The Bank is a FDIC full-service commercial bank and as of December 31, 1998 had total assets of $174,120,230, total deposits of $144,083,636 and total stockholders' equity of $18,623,413. The Bank's primary market area is located in Western New York State and specifically in southern Erie County, northern Chautauqua County and northwestern Cattaraugus County.

     The principal business of the Bank is commercial banking and consists of, among other things, attracting deposits from the general public and using these funds to extend credit and to invest in securities. The Bank offers a variety of loan products to its customers including commercial loans, commercial and residential mortgage loans, and consumer loans. In addition, the Bank offers deposit products to include checking and NOW accounts, passbook and statement savings, and certificates of deposit.

President's Message

With the key components of the financial statements - net income, loans, deposits, and stockholders' equity - at record levels, I am pleased to report that 1998 was another excellent year for Evans Bancorp, Inc. and its subsidiary, Evans National Bank.

     Net income in 1998 was $2,043,351, an increase of $241,076, or 13.3% over 1997 net income of $1,802,275. Earnings per share increased $.14, or 13.2%, to $1.20 per share from $1.06 per share in 1997. The Board of Directors declared a cash dividend of $.37 per share during 1998, which compares to $.30 per share in 1997. This is the seventeenth consecutive year there has been an increase in the cash dividend. Other key performance ratios which improved in 1998 include return on average assets of 1.24% as compared to 1.19% in 1997, and 11.63% return on average equity as compared to 11.06% the previous year. Total assets also reached a record high of $174,120,230 at December 31, 1998, which is an increase of $15,578,067, or 9.8%, over last year's total assets of $158,542,163.

     Net loans increased by $8,899,022 in 1998 to $110,526,449, an 8.7% increase over 1997's $101,627,427. The quality of the portfolio, as measured by charge-offs, continues to remain at a high level. Actual I charge-offs totaled $71,458 for 1998, which equated to .06% of outstanding loans, as compared to $46,858 in 1997, or .05%. Deposits increased to $144,083,636, or 4.1%, from
$138,391,327 for an increase of $5,692,309. Stockholders' Equity increased by $1,584,113, or 9.3%, to $18,623,413 from $17,039,300.

     The Bank's Tier I capital ratio of 16.3%, total capital ratio of 16.9% and leverage ratio of 10.5% substantially exceeded the regulatory requirements of 4.0%, 8.0%, and 4.0%, respectively.

     In order to meet the challenges of our competitive environment and successfully accommodate the needs of our customers for electronic banking services, the Bank initiated a technology project in 1998 which we refer to as "channel management".

     The first phase of the channel management project was a conversion to Cartel, a new ATM network provider established locally to better serve the electronic banking needs of community banks. This further development of the ATM network allows us to drive our own ATMs through an independent service bureau and provide on-line information to our customers. In the fall of 1998, as part of channel management, the Bank introduced a telephone and PC (personal computer) banking service called Eas-E-Line, which has won wide acceptance from our customers. Eas-E-Line provides convenient customer access to account information, with transfer capabilities from any telephone or personal computer. Future channel management phases will include the introduction of Eas-E-Check, a debit card that works like a check, and Internet access, providing a bill-paying service for both businesses and individuals.

     Over the past year, the Company has devoted considerable time and planning to be prepared for January 1, 2000 and the much-publicized, anticipated computer and system deficiencies in distinguishing between the years

1900 and 2000. As the new millennium approaches, the Company's objective is to migrate to the Year 2000 with minimal impact on customers.

     We initiated our Year 2000 preparation efforts in 1996; however, our most significant activities were accomplished during 1998. Guided by a five-phase approach recommended by the Federal Financial Institutions Examination Council (FFIEC) and our regulatory authority, the Office of the Comptroller of the Currency (OCC), we first developed a comprehensive plan for becoming Year 2000 compliant. Working closely with our core processing software vendor, we successfully tested for Year 2000 readiness all systems which we identified as mission critical. A renovated version of our core processing software was installed in the second quarter of 1998, and we continued to test for compliance through the remainder of the year.

     In order to satisfactorily determine the Year 2000 readiness of the Bank's vendors, each was contacted during the course of the year. Additionally, a customer-awareness program was developed to inform customers of the Bank's readiness efforts, which included a public information seminar and readiness notices being sent to each of the Bank's customers. A customer risk assessment was also conducted to assess the Year 2000 efforts of customers we considered significant borrowers and depositors.

     Well ahead of schedule, we have entered into the final phase of our Year 2000 plan, which is the Implementation Phase. The Bank's Year 2000-ready systems are currently in place and functioning. We plan to continue testing in 1999, and quality reviews will be conducted throughout 1999 and the year 2000 to ensure proper functioning of our systems.

     Although we believe that our systems are ready for the Year 2000, the Bank is also developing contingency plans to minimize significant interruption of normal operation in the event of failure. The contingency planning process commenced during the fourth quarter of 1998, was well under way by year end, and will be completed during the first quarter of 1999. This ongoing planning process will require modification, as we obtain additional information specifically regarding third party readiness. With the support and direction of the Board of Directors and senior management, we will continue to dedicate the necessary resources and strategies to resolve all potential Year 2000 issues.

     We believe that the manner in which we have addressed this issue underscores our strengths. The Company has the resources and the technological expertise to address such new issues, but is small enough to enable us to make adjustments to internal programs and systems without affecting the ability to service our customers.

     The dedication and efforts of our employees is one of the most important factors in our continuing success. To further enhance the capabilities of our employees, we initiated training programs during the past year. We are confident that these programs in computer, customer service, and sales training will strengthen and enhance individual performance and productivity.

     The following employees were recognized during 1998 for their years of service as noted: Barbara H. Harris and Jeffrey L. White (20 years); Patricia R. Grise, Carol A. Mahoney, and David G. Scheffer (15 years); Pamela L. Catalano, William J. Gray, Marlene A. Kwiatkowski, Howard M. Martin, Jr., Rose M. Radecki, and James Tilley (10 years); William R. Glass, Cynthia A. Gracon, and Kim M. Heimburg (5 years).

     Evidencing our firm commitment to the betterment of our communities, Evans National Bank's management and employees continue to volunteer and serve in many capacities for a variety of local organizations.

In January of 1998, Thomas H. Waring, Jr. was appointed to the Board of Directors and was elected for a full term at the Stockholders meeting in April, 1998. He has been a valuable and important contributor, and has brought new talents to our Board.

     In September of 1998, I concluded my term as President of the Independent Bankers Association of New York State. My tenure further convinced me of the inherent value in the community banking philosophy; that of using local customer deposits to support business and consumer loans which, in turn, increases the quality of life in our communities. I believe that this will continue to be unique to community banks and, along with the delivery of individualized customer service, ensure our industry's continued strength and prosperity.

     I am happy to announce that on February 1, 1999, we opened our seventh branch office, located in the Southgate Plaza in West Seneca, New York. Timothy
F. Jachlewski was appointed Vice President and Manager of this new facility. Tim comes to us with an extensive background in banking, and is well known to the West Seneca community, having been involved in many local activities and organizations. We believe the addition of this office is a logical extension of our market area, and will provide new opportunities for future growth.

     We are proud of the goals realized in 1998, which include strong earnings, and the Bank's positioning for the future. I would like to recognize and thank our employees, the Board of Directors, the stockholders, and our customers for their continued support. We look forward to an exciting year in 1999, and continued success as we enter the new millennium.


Richard M. Craig
Chairman of the Board, President and Chief Executive Officer


EVANS BANCORP, INC.
SELECTED FINANCIAL INFORMATION

For the Year Ended December 31,      1998           1997           1996            1995           1994

RESULTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------
Interest Income                  $ 11,851,787   $ 11,072,851   $  9,799,815    $  9,226,500   $  8,206,596
----------------------------------------------------------------------------------------------------------
Interest Expense                    4,946,730      4,588,056      3,912,761       3,418,782      2,747,297
----------------------------------------------------------------------------------------------------------
Net Interest Income                 6,905,057      6,484,795      5,887,054       5,807,718      5,459,299
----------------------------------------------------------------------------------------------------------
Non-Interest Income                 1,220,194        950,662        930,986         763,054        785,551
----------------------------------------------------------------------------------------------------------
Non-Interest Expense                5,196,900      4,849,182      4,555,398       4,228,922      3,981,801
----------------------------------------------------------------------------------------------------------
Net Income                          2,043,351      1,802,275      1,614,642       1,664,783      1,617,049
----------------------------------------------------------------------------------------------------------



BALANCE SHEET DATA

----------------------------------------------------------------------------------------------------------
Total Assets                     $174,120,230   $158,542,163   $140,898,057    $125,308,204   $114,565,971
----------------------------------------------------------------------------------------------------------
Loans - Net                       110,526,449    101,627,427     92,087,902      75,468,504     71,998,929
----------------------------------------------------------------------------------------------------------
Allowance for Loan Losses             729,199        609,539        546,954         557,961        628,957
----------------------------------------------------------------------------------------------------------
Securities                         50,059,972     40,400,374     36,054,324      38,954,494     32,341,350
----------------------------------------------------------------------------------------------------------
Total Deposits                    144,083,636    138,391,327    123,461,379     109,020,551    100,532,031
----------------------------------------------------------------------------------------------------------
Stockholders' Equity               18,623,413     17,039,300     15,510,083      14,485,510     12,723,940
----------------------------------------------------------------------------------------------------------



PER SHARE DATA
----------------------------------------------------------------------------------------------------------
Net Income                       $       1.20   $       1.06   $       0.95    $       0.97   $       0.95
----------------------------------------------------------------------------------------------------------
Cash Dividend                    $        .37   $       0.30   $       0.22    $       0.14   $       0.09
----------------------------------------------------------------------------------------------------------
Book Value at Year End           $      10.96   $      10.03   $       9.13    $       8.53   $       7.49
----------------------------------------------------------------------------------------------------------
Market Value                     $      45.00   $      38.00   $      27.20    $      22.00   $      14.00
----------------------------------------------------------------------------------------------------------
Weighted Average Shares             1,698,612      1,698,950      1,698,950       1,698,950      1,698,950
----------------------------------------------------------------------------------------------------------

(Retroactively adjusted for stock dividends and stock splits)

CORRECTION:    Book Value at Year End For 1995 and Earlier and Market Value For
               1996 and Earlier Under PER SHARE DATA Have Been Corrected to
               Reflect the Five-For-One Stock Split in 1997.

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

RESULTS OF OPERATIONS

Net income of $2,043,351 in 1998 resulted in earnings per share of $1.20. This is an increase of 13.4% over net income for 1997 of $1,802,275 or $1.06 per share. Income in 1997 had improved 11.6% over net income of $1,614,642 or $.95 per share in 1996. The strong earnings performance of the Bank in 1997 and 1998 illustrates the positive income impact of the $2.2 million expansion plan implemented over 1995 and 1996, which included the addition of the Hamburg and Evans branch offices.

     Net interest income, the difference between interest income and fees on earning assets, such as loans and securities, and interest expense on deposits, provides the basis for the Bank's results of operations. These results are also affected by non-interest income, the provision for credit losses, non-interest expense, and income taxes.

NET INTEREST INCOME

Net interest income, before the provision for credit losses, increased 6.5% from 1997 to 1998, compared to an increase of 10.2% from 1996 to 1997. The increase in net interest income in 1998 is due to an increase in average earning assets of $12.4 million or 8.8% over 1997. The tax-equivalent yield earned on those assets decreased 20 basis points, from 8.31% in 1997 to 8.11% in 1998. The average cost of funds on interest-bearing liabilities, which increased $9.3 million or 8.3% in 1998, decreased only two basis points, from 4.11% in 1997 to 4.09% in 1998. As a result, the Bank's net interest margin narrowed from 4.59% in 1997 to 4.52% in 1998.

     In 1997, the increase of 10.2% in net interest income over 1996 was the result of an increase in the volume of average earning assets of $15.8 million and an increase in the yield earned on those assets, 8.31% compared to 8.27% the previous year. Average interest-bearing liabilities also increased in volume, $13.3 million or 13.6% in 1997 over 1996, and the average cost of funds increased from 3.99% in 1996 to 4.11% in 1997. The Bank's net interest margin was 4.59% in 1997 compared to 4.64% in 1996.

     Management believes this reduction in net interest margin in 1998 is due to several factors. The Federal Reserve Board decreased the federal funds rate three times between September and December, 1998 for a total of 75 basis points. These decreases were followed in the marketplace by corresponding decreases in the prime rate, which immediately impacted the yield earned on variable rate loans. Despite the fact that these interest rate moves were the first initiated by the Federal Reserve since late March of 1997 (a 25 basis point increase), other market rates declined over 1998. Volatility in world financial markets has encouraged investors to turn to the safety provided by the US bond market, driving prices up and yields down on financial instruments which are priced relative to treasury securities. Certain loan pricing was also impacted.

     The Bank constantly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. The Bank's Asset/Liability Management Committee ("ALCO") meets monthly for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank has adopted an asset/liability policy which specifies minimum limits for liquidity and capital ratios. Maximum limits have been set for the negative impact acceptable on net interest income and the market value of assets as a result of a shift in interest rates. The asset/liability policy also includes guidelines for investment activities and funds management. At its monthly meeting, the ALCO reviews the Bank's status and formulates its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility, and the Bank's earnings objectives.

PROVISION FOR LOAN LOSSES

Loan losses represent the amount charged against earnings to establish a reserve of allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. Factors considered include loan concentrations, charge-off history, delinquent loan percentages and general economic conditions. In 1998, the Bank increased the amount charged against earnings for loan losses to $150,000 from $60,000 charged against earnings in each of the years 1996 and 1997. Substantial sustained growth in loan volume over the past three years warranted such an increase.

     The following table summarizes the Bank's actual loan losses, total of non-performing loans and total allowance for loan losses for 1998, 1997 and 1996, both in dollars and as a percentage of total loans outstanding:

                                          1998              1997              1996

---------------------------------------------------------------------------------------------------------------------------
Actual Loan Losses                   $   71,458   0.06%   $  46,858   0.05%  $  76,604  0.08%
---------------------------------------------------------------------------------------------------------------------------
Non-Performing Loans                 $1,452,000   1.32%   $ 987,000   0.96%  $ 230,000  0.20%
----------------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses            $  729,199   0.66%   $ 609,539   0.59%  $ 546,954  0.59%


     Although, during 1998, non-performing loans increased over the prior year, all loans in this category are considered well-collateralized and in the process of collection. As a result, no significant losses are anticipated.

NON-INTEREST INCOME

Total non-interest income increased approximately $270,000 in 1998 over 1997 which compares to an increase of approximately $20,000 in 1997 from 1996. Several factors contributed to the increase in 1998, such as an increase in the Bank's service charges implemented June 1, 1998 and fees earned through the merchant VISA program which began in late 1997. Comparatively low rates encouraged consumers to apply for new loans or pursue refinancing, contributing to an increase in loan-related fee income.

     Non-interest income also included approximately $165,000 for the cash surrender value of life insurance policies held on certain bank officers. This compares to $64,000 in 1997. The 1998 figure includes a one-time gain of approximately $97,000 which resulted when the original policies were surrendered due to a change of insurer.

     Gains realized on the sale of loans and securities totaled $66,208 in 1998 versus $33,809 in 1997. Planned sales of securities had resulted in net losses of $4,450, but these losses were offset by a gain of $14,513 which was realized when one of the Bank's residual bonds was called for full redemption in December. In 1997, net losses on securities transactions were approximately $2,000. Premiums received on sales of student loans to the Student Loan Marketing Association ("SLMA") were approximately $43,000 in 1998 as compared to $28,000 in 1997.

Premiums in 1998 included approximately $28,000 received when the Bank sold the majority of its remaining student loan portfolio to SLMA. The Bank also had an increase in premiums received on sales of mortgages to the Federal National Mortgage Association ("FNMA"). These premiums were approximately $12,800 in 1998 as compared to $8,000 in 1997. The Bank has been affiliated with both SLMA and FNMA since 1995.

NON-INTEREST EXPENSE

In 1998, the ratio of non-interest expense to average assets was 3.14% compared to 3.18% in 1997 and 3.37% in 1996. Non-interest expense categories include salaries, occupancy expense, repairs and maintenance, advertising and professional services , among others. Occupancy expenses remained stable in 1998, and there was little change in the Bank's FDIC insurance assessment. Advertising costs decreased 7.2% and professional services decreased 5.8%. Salary and benefit expense increased 8.3% in 1998, due to additional staffing, merit/promotional increases and costs related to the supplemental employee retirement plan ("SERP"). Miscellaneous other expenses in 1998 included costs related to maintaining foreclosed properties and premiums paid for life insurance policies held on certain bank officers.

TAXES

The provision for taxes in 1998 of $735,000 reflects an effective tax rate of 27%. This compares to $724,000 and 28% in 1997 and $588,000 and 26% in 1996. The
Bank maintains a substantial investment in tax-advantaged municipal bonds which contributes to its favorable tax position. In addition, in 1998, the Bank received $97,000 in non-taxable income as the result of surrendering life insurance policies held on certain bank officers due to a change in insurer.

FINANCIAL CONDITION

The Bank had total assets of $174.1 million at December 31, 1998, increasing $15.6 million or 9.8% over December 31, 1997. Net loans of $110.5 million reflected an increase $8.9 million or 8.8% over the prior year. Securities increased $9.7 million or 23.9%. Cash and cash equivalents decreased $3.0 million, or 29.3%. Deposits grew by $5.7 million or 4.1% and capital increased $1.6 million or 9.3%.

LOANS

Loans comprised 69.3% of the Bank's total average earning assets in 1998. Actual year end balances increased 8.8% compared to an increase of 10.4% at December 31, 1997 and 22% at December 31, 1996. The relatively low rates available on most types of loans over the past three years has fueled both new loan activity and refinancing. Expansion of the Bank's trade area has also contributed to the significant loan growth over that time period.

     The Bank continues to focus its lending on commercial and residential mortgages, small commercial loans and home equity loans. Commercial mortgages continue to make up the largest segment of the portfolio at 47.7%. Residential mortgages comprise 22.0% of the portfolio and commercial loans total 13.3%. Home equity loans make up 14.2% of total loans. At December 31, 1998, the Bank had a loan-to-deposit ratio of 77.22%. This compares to a loan-to-deposit ratio of 73.9% at December 31, 1997.

     The Bank currently retains the servicing rights to $5.0 million in long-term mortgages sold to the Federal National Mortgage Association ("FNMA") since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated interest rate risks, while retaining customer account relationships.

     The Bank continues its contractual arrangement with the Student Loan Marketing Association ("SLMA") whereby SLMA services the Bank's loans to students who are still in school and subsequently purchases those loans. In December, 1998, the Bank sold approximately $1.2 million in student loans to SLMA. As a result, student loan balances decreased nearly 75% in 1998. This compares to growth of 2.3% in 1997 over 1996 and a decrease of 13.4% in 1996 from 1995.

SECURITIES

Securities made up the remaining 30.7% of the Bank's earning assets at December 31, 1998. In previous years, the size of the investment portfolio was determined by the relationship of deposit growth to loan growth. When excess deposits were not needed to fund loans, the investment portfolio was increased. When deposit growth was not sufficient to fund loan demand, maturing investments were not replaced, Federal Funds sold balances were reduced, and when necessary, bonds were sold. In 1998, even though loan growth exceeded deposit growth, there was an increase in the securities portfolio. This was possible through the use of the Federal Home Loan Bank ("FHLB") as an alternative funding source. By utilizing the fixed rate advance program at the FHLB, the Bank was able to borrow $5 million to fund the purchase of government-guaranteed securities with a similar average life, achieving a favorable earnings spread.

     The Bank's investments remain concentrated in US government and US government agency securities and tax-advantaged municipal bonds of varied maturity. The tax-equivalent yield on the Bank's investments in federal funds sold and securities was 6.48%, declining from 6.57% in 1997. The yield in 1996 was 6.51%.

     In 1994, the Bank adopted Financial Accounting Standard No. 115 which outlines accounting and reporting procedures for investment securities. At that time, all securities in the Bank's portfolio were designated as either "held to maturity" or "available for sale", as were all subsequent purchases. Securities which the Bank designates as held to maturity are stated on the balance sheet at amortized cost, and those designated as available for sale are reported at fair market value. The unrealized gains and losses on available for sale securities are recorded, net of taxes, as a separate component of shareholders' equity. Transferring a security from one category to another results in certain accounting consequences. In 1995, the Financial Accounting Standards Board allowed a one-time reclassification of securities without penalty. As a result of this one-time window of opportunity, the Bank reclassified the majority of its bonds in the held to maturity category as available for sale. On October 1, 1998 the Bank adopted Financial Accounting Standard No. 133 which provided a second opportunity to reclassify securities without penalty. The Bank reclassified approximately $3 million in collateralized mortgage obligations as available for sale. The majority of bonds remaining in the held to maturity category represent the Bank's investment in the local communities which it serves.

DEPOSITS

Total deposits increased $5.7 million in 1998 over 1997. All major categories of deposits increased, with the exception of time deposits of less than $100,000. Demand deposits increased 19.3% over the prior year. Growth in regular savings balances of 7.7% was bolstered by the positive response of customers to the tiered rate Premium Savings product introduced in May of 1997. Time deposits over $100,000 increased 5.8%. Such deposits are obtained from local municipalities through the competitive bidding process and from commercial and retail customers looking for the safety of an insured deposit.

     Competition for time deposits under $100,000 has intensified as informed consumers shop for the best return available. Aggressive promotional efforts by other banks offering above the market rates have had an impact on the Bank's certificate of deposit balances, as evidenced in the 8.7% decline in this category since 1997. Alternative savings instruments, such as 401K plans and mutual funds, among others, now attract dollars that at one time would have been deposited into a certificate of deposit or savings account.

     The Bank's competitive edge comes from providing value through outstanding customer service. In 1998, the Bank provided customer service training to its entire staff and adopted written customer service standards. In addition, Eas-E Line telephone and personal computer banking was introduced in November, 1998. This service provides customers with access to their accounts during banking and non-banking hours, either by telephone or personal computer.

LIQUIDITY

The Bank seeks to manage its liquidity so that it is able to meet day to day loan demand and deposit fluctuations, while attempting to maximize the amount of net interest income on earning assets. Traditionally, the Bank has utilized its federal funds balances and cash flows from the investment portfolio to fulfill its liquidity requirements. As a member and shareholder of the Federal Home Loan Bank ("FHLB") the Bank also has many borrowing options. The FHLB will make cash advances of various terms at competitive rates to its members. Advances of up to $8.1 million can be drawn on the FHLB, via the Overnight Line of Credit Agreement, and an amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances. The Bank also has the option to purchase up to $4,000,000 in federal funds from one of its correspondents.

     The cash flows from the investment portfolio are laddered to provide funds from principal and interest payments at such times as liquidity needs may arise. Contractual maturities are also laddered, with consideration as to the volatility of market prices to ensure that a sufficient amount of securities are available that could be sold without incurring significant losses. At December 31, 1998, approximately 12% of the Bank's securities had contractual maturities of one year or less and approximately 26% had maturity dates of five years or less. At December 31, 1998 the Bank had net short-term liquidity of $4.0 million as compared to $5.9 million at December 31, 1997. Available assets of $48.1 million less public and purchased funds of $37.5 million resulted in a long-term liquidity ratio of 128% compared to 149% at December 31, 1997.

     Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient amount of US government and government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

INTEREST RATE RISK

Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. The Bank's ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate sensitive assets and rate sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice in a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 1998, the Bank was in a negative gap position, with $14.9 million more in rate-sensitive liabilities repricing over the next year than in rate sensitive assets. The Bank's asset/liability limit, as defined in its asset/liability policy, is a difference of +/-15% of the Bank's total assets which amounted to +/-$26.1 million at December 31, 1998. Therefore, the Bank's negative gap position was well within its policy limits. The gap ratio (rate sensitive assets/rate sensitive liabilities) at that date was 81%.

     The following table provides information about the Bank's on-balance sheet instruments that are sensitive to changes in interest rates. Expected maturity date values for interest-earning assets were calculated by adjusting the contractual maturity date for expectations of prepayments. Expected maturity date values for interest-bearing core deposits were calculated based upon estimates of the period over which the deposits would be outstanding.

Expected maturity date -
year ended December 31,           1999       2000       2001       2002       2003    There-after   Total   Fair Value

INTEREST-EARNING
ASSETS ($000S)

---------------------------------------------------------------------------------------------------------------------------
Loans Receivable, Fixed Rate       9,632      5,976      4,146      3,726      3,775     16,001     43,256    42,805
Average Interest Rate              8.01%      8.56%      8.72%      8.62%      8.47%      9.64%
---------------------------------------------------------------------------------------------------------------------------

Loans Receivable, Adj. Rate       18,961      3,375      4,340      3,465      3,365     34,494     68,000    68,000
Average Interest Rate              8.75%      9.10%      8.87%      8.93%      8.90%      8.64%
---------------------------------------------------------------------------------------------------------------------------

Investments                       15,659      7,427      3,130      3,424      4,484     15,935     50,059    50,059
Average Interest Rate              6.38%      6.54%      6.85%      6.89%      7.18%      7.23%
---------------------------------------------------------------------------------------------------------------------------

INTEREST-BEARING
LIABILITIES ($000S)

---------------------------------------------------------------------------------------------------------------------------
Deposits                          66,534     18,002     12,731     12,327      8,633          0    118,227   118,746
Average Interest Rate              4.55%      3.19%      2.39%      2.30%      2.52%      0.00%
---------------------------------------------------------------------------------------------------------------------------

Borrowed Funds                     4,225      1,000          0      1,000      2,000      1,000      9,225     9,211
Average Interest Rate              5.01%      4.83%      0.00%      4.91%      4.90%      5.07%
---------------------------------------------------------------------------------------------------------------------------

     Off-balance sheet financial instruments at December 31, 1998 included $7,077,000 in undisbursed lines of credit at an average interest rate of 9.02%, $2,622,000 in fixed rate loan origination commitments at 8.60%, $12,203,000 in adjustable rate loan origination commitments at 9.41%, and $1,007,000 in adjustable rate letters of credit at an average rate of 9.75%.

MARKET RISK

When rates rise or fall, the market value of the Bank's assets and liabilities will increase or decrease. As part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be accepted. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per Financial Accounting Standard No.
115. A limitation of a negative ten percent of total capital before FAS 115 (after tax) has been set forth in the asset/liability policy as the maximum impact to equity that would be acceptable. At year end, the impact to equity as a result of marking available for sale securities to market was an unrealized gain of $443,308. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 1998, the Bank determined that it would take an immediate increase in excess of 200 basis points to eliminate the current capital cushion. The Bank also reviews the Bank's capital ratios on a quarterly basis. Unrealized gains or losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

Anticipated large capital expenditures during 1999 include approximately $400,000 for leasehold improvements and equipment purchases necessary in establishing a branch office in West Seneca, New York. This additional office is scheduled to open February 1, 1999. Some existing equipment at the Bank's other locations is scheduled to be replaced, and expenses will be incurred as a result of the Bank's Year 2000 initiative. There will also be additional expenditures related to the ongoing Channel Management project which encompasses the technology necessary to provide Eas-E Line telephone and PC banking. Also in 1999, the first stages will be taken to implement Internet banking. This will provide customers with the ability to pay bills via personal computer The Bank believes that it has a sufficiently strong capital base to support these capital expenditures with current assets and retained earnings.

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

THE NEW MILLENNIUM

The Company has long been aware of the complexity and significance of the issues associated with the arrival of the Millennium (Year 2000). The "Year 2000" problem centers around the world's computer systems and a common programming practice that condenses a century date to just two digits, i.e. "98" to represent 1998, to conserve storage space. As a result, these systems may interpret "00" as 1900 rather than 2000, causing potential data corruption, misinterpretation, or system failure. The Company, with the support and direction of its Board of Directors and Senior Management, has dedicated financial and human resources to formally adopt strategies and work towards resolving all potential Year 2000 issues.

     In the third quarter of 1997, the Company began formalizing its strategy to address the data processing and business impacts we anticipated to be associated with Year 2000 issues. Our ultimate approach was to adopt the five-phase format recommended by the Federal Financial Institutions Examination Council, and follow guidance provided us by our regulatory authorities who periodically monitor and evaluate our progress. These phases, and our activities, are described as follows:

AWARENESS PHASE

While this can be considered an ongoing phase relating to education of employees, customers, and vendors, our primary activities defined the Year 2000 problem; obtained Board of Director and Executive level support; established a project team to include the Senior Vice President of Administration, the Bank Auditor, Manager of Data Processing, Manager of Systems Development, representatives from each functional area of the Bank, legal counsel, and the principal of our main-frame software vendor. This committee was responsible for development and implementation of an overall strategy to identify and resolve issues associated with the year 2000.

ASSESSMENT PHASE

Implementing this phase provided an assessment of the size and complexity, identifying affected areas of our business, identified the required resources, and enabled us to develop a comprehensive plan. An inventory of all hardware and software was completed to establish a specific Year 2000 status, i.e. "already deemed compliant", "requiring replacement or renovation", or "becoming obsolete". Priorities were then determined. Certain systems were identified as mission critical. Non-information technology systems were also addressed. Key vendors, such as providers of power, heating, and telephone services, among others, were contacted regarding their Year 2000 readiness. The Bank has received letters certifying Year 2000 compliance from those suppliers whose services are deemed critical to Bank operations. However, in the event of an infra-structure failure, i.e. lack of power, etc., a Bank committee has developed a contingency plan so that business can continue with minimal interruption. The Bank also performed a customer risk assessment in the last quarter of 1998.

RENOVATION PHASE

The Company does not write or create computer code or perform programming activities. We are reliant on vendors and software suppliers to furnish enhancements in a timely manner. Renovation of our core processing system was completed in early 1998 in conjunction with a plan developed by the vendor, other user financial institutions, and our Company. These renovations were successfully tested in collaboration with all user institutions at our back-up site. The renovated system was successfully installed in June 1998. Additional in-house testing was conducted throughout the remainder of the year.

VALIDATION PHASE

This is probably the most critical and intensive phase of the entire project. It is in this phase that we validate, through a variety of testing methods, that each system can process after the turn of the century, with particular emphasis on those identified as "mission critical". As stated above, renovation to our core processing systems was successfully tested, and all testing of mission critical systems was successfully completed by year end 1998. In each case, we followed a comprehensive written test plan involving user representation to validate test results. All systems, including those designated mission critical, have been renovated and successfully tested as of December 31, 1998. Two non-critical systems warranted as "Year 2000 compliant" by the vendor will be tested in the first quarter of 1999. Additionally, fully integrated testing will be performed again within the first and second quarter of 1999.

IMPLEMENTATION PHASE

The Company's Year 2000 ready systems are in place and presently functioning. As part of implementation, we plan continued testing in 1999, along with fully integrated tests. Quality reviews will be conducted throughout 1999 and the year 2000 to ensure proper functioning of our systems. The implementation phase involves contingency planning. The Company maintains a formal Business Resumption Plan, and is in the process of supplementing that plan with a contingency plan relevant to Year 2000 issues. The contingency planning process was well under way by year end 1998, and is expected to be completed by March 31, 1999 and validated by June 30, 1999.

     The Company believes, however, that due to the widespread nature of potential Year 2000 issues, the contingency planning process is an ongoing one which will require further modifications as the company obtains additional information, specifically regarding third party Year 2000 readiness.

     The Company has identified significant (large) commercial depositors and performed an assessment of their efforts towards Year 2000 readiness. Should these depositors be unable to function financially as a result of their own Year 2000 issues, or significantly reduce their deposit levels, there could be an impact on the Bank's own cash flow. Our initial assessment evaluates this risk as minimal, and all customers identified in this risk assessment are aware of the Year 2000 issues and are planning Year 2000 readiness efforts.

     A risk assessment of large commercial borrowers was also completed representing approximately 70 commercial customers, or 74% of commercial loan outstandings. Based on survey results, all are rated as moderate to low risk. We plan to selectively monitor the progress of certain moderate risk borrowers throughout 1999. New commercial loans exceeding our borrowing threshold for risk ratings will be measured to assure information technology utilized by the borrower will be Year 2000 ready.

     Management continues to quantify expenses related to Year 2000 readiness. The Company has not been required to provide additional staff for the express purpose of Year 2000 readiness, but rather has utilized existing internal staff. Our budgeted expenses approximate $45,000, of which $15,000 will be allocated for renovation of core processing software. Expenses associated with Year 2000 preparedness are not expected to have a material impact on the financial condition of the Company.

     The Company's objective is to migrate to the Year 2000 with minimal impact on customers, and be prepared for January 1, 2000. We believe that the manner in which we have addressed this issue underscores our strengths. The Company has the resources and the technological expertise to address such new issues, but is small enough to enable us to make adjustments to internal programs and systems without affecting the ability to service our customers. The Company cannot provide assurance that failure of third parties to adequately address the Year 2000 issue will not have an adverse impact. To minimize uncertainty, we will assess critical suppliers and customers to determine their readiness. The Company is confident that with the implementation of the Year 2000 initiatives as scheduled, the possibility of significant interruptions to normal operations should be reduced.

     The preceding "Year 2000" discussion contains various statements which represent the Company's beliefs or expectations regarding future events. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that cause the differences include, but are not limited to, the actions of governmental agencies or other third parties with respect to Year 2000 problems.

Independent Auditors' Report

TO THE BOARD OF DIRECTORS
Evans Bancorp, Inc.

     We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Buffalo, New York
January 29, 1999

Evans Bancorp, Inc. and Subsidiary
Consolidated Balance Sheets


December 31, 1998 and 1997                                                  1998           1997




ASSETS

Cash and cash equivalents:

  Cash and due from banks                                             $  7,300,780   $  5,821,532
  Federal funds sold                                                             0      4,515,000
    Total cash and cash equivalents                                      7,300,780     10,336,532
                                                                         ---------     ----------
Securities:
  Available for sale                                                    45,969,587     33,822,334
  Held to maturity                                                       4,090,385      6,578,040
Loans receivable, net of allowance for loan losses of
  $729,199 and $609,539, respectively                                  110,526,449    101,627,427
Properties and equipment, net                                            3,696,658      3,827,672
Other assets                                                             2,536,371      2,350,158
                                                                         ---------      ---------
TOTAL ASSETS                                                          $174,120,230   $158,542,163
                                                                      ============   ============


LIABILITIES AND STOCKHOLDERS' Equity

LIABILITIES:
Deposits:
  Demand                                                              $ 25,857,037   $ 21,680,839
  NOW and money market                                                   7,554,104      7,093,959
  Regular savings                                                       47,676,615     44,264,697
  Time                                                                  62,995,880     65,351,832
                                                                        ----------     ----------
      Total deposits                                                   144,083,636    138,391,327
Federal funds purchased                                                  2,225,000              0
Other borrowed funds                                                     7,000,000              0
Other liabilities                                                        2,188,181      3,111,536
                                                                         ---------      ---------
      Total liabilities                                                155,496,817    141,502,863
                                                                       -----------    -----------

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:

Common stock, $.50 par value, 10,000,000 shares authorized;

  1,698,950 shares issued                                                  849,475        849,475
Capital surplus                                                         10,990,720     10,990,720
Accumulated other comprehensive income (net of tax)                        443,308        213,856
Retained earnings                                                        6,400,764      4,985,249
                                                                         ---------      ---------
                                                                        18,684,267     17,039,300

Less: Treasury stock, at cost (1,352 shares)                               (60,854)             0
                                                                           -------       ---------
      Total stockholders' equity                                        18,623,413     17,039,300
                                                                        ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $174,120,230   $158,542,163
                                                                      ============   ============
See notes to consolidated financial statements.

Evans Bancorp, Inc. and Subsidiary
Consolidated Statements of Income

Years ended December 31, 1998, 1997 and 1996                                  1998            1997           1996




INTEREST INCOME

Loans                                                                     $  9,336,407    $  8,632,716   $  7,381,871
Federal funds sold                                                              84,316         122,516        201,831
Securities:
  Taxable                                                                    1,333,268       1,372,883      1,427,890
  Non-taxable                                                                1,097,796         944,736        765,123
Deposits with banks                                                                  0               0         23,100
                                                                             ---------      ----------         ------
      Total interest income                                                 11,851,787      11,072,851      9,799,815
INTEREST EXPENSE ON DEPOSITS AND BORROWINGS                                  4,946,730       4,588,056      3,912,761
                                                                             ---------      ----------         ------
NET INTEREST INCOME                                                          6,905,057       6,484,795      5,887,054
PROVISION FOR LOAN LOSSES                                                      150,000          60,000         60,000
                                                                               -------          ------         ------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                            6,755,057       6,424,795      5,827,054


NON-INTEREST INCOME

Service charges                                                                708,482         670,366        667,839
Gains on sales of assets, net                                                   66,208          33,809         11,103
Other                                                                          445,504         246,487        252,044
                                                                               -------         -------        -------
      Total non-interest income                                              1,220,194         950,662        930,986
                                                                             ---------         -------        -------

NON-INTEREST EXPENSE

Salaries and employee benefits                                               2,807,223       2,592,120      2,602,752
Occupancy                                                                      762,380         761,383        637,007
Supplies                                                                       115,588         101,534        118,740
Repairs and maintenance                                                        186,772         163,189        147,383
Advertising and public relations                                               118,021         127,127        131,753
Professional services                                                          290,858         308,617        212,601
FDIC assessments                                                                16,395          15,328          2,000
Other                                                                          899,663         779,884        703,162
                                                                               -------         -------        -------
      Total non-interest expense                                             5,196,900       4,849,182      4,555,398
                                                                             ---------       ---------      ---------
INCOME BEFORE INCOME TAXES                                                   2,778,351       2,526,275      2,202,642
INCOME TAXES                                                                   735,000         724,000        588,000
                                                                               -------         -------        -------
NET INCOME                                                                $  2,043,351    $  1,802,275   $  1,614,642
                                                                          ============    ============   ============

Net income per common share - basic                                       $       1.20    $       1.06   $       0.95
                                                                          ============    ============   ============
Weighted average number of common shares                                     1,698,612       1,698,950      1,698,950
                                                                             =========       =========      =========
See notes to consolidated financial statements.


Evans Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity

Years ended December 31,                                                                     Accumulated
1998, 1997 and 1996                                                                             Other
                                Common          Capital         Retained       Treasury      Comprehensive
                                 Stock          Surplus         Earnings         Stock          Income          Total

Balance, January 1, 1996      $  793,703      $  8,592,502     $ 4,953,075     $              $   146,230   $ 14,485,510
Comprehensive income:
  1996 net income                                                1,614,642                                     1,614,642
  Unrealized (loss) gain on
available for sale securities,
net of deferred taxes
of $120,000                                                                                      (169,001)      (169,001)
                                                                                                            ------------
    Total comprehensive
 income                                                                                                        1,445,641
                                                                                                            ------------
Stock dividends, with
  fractional shares
redeemed for cash                 55,772         2,398,218      (2,494,493)                                      (40,503)
Cash dividends ($.22 per
  common share)                                                   (380,565)                                     (380,565)
                              ----------      ------------     -----------     -----------    -----------   ------------
Balance, December 31, 1996       849,475        10,990,720       3,692,659                        (22,771)    15,510,083
Comprehensive income:
  1997 net income                                                1,802,275                                     1,802,275
  Unrealized gain (loss) on
available for sale securities,
net of deferred taxes
of $100,638                                                                                       236,627        236,627
                                                                                                            ------------
Total comprehensive
 income                                                                                                        2,038,902
                                                                                                            ------------
Five-for-one stock split
Purchase of 3,966 shares
  for treasury                                                                   (130,878)                      (130,878)
Cash dividends ($.30 per
  common share)                                                   (509,685)                                     (509,685)
Sale of 3,966 shares
  from treasury                                                                   130,878                        130,878
                              ----------      ------------     -----------     -----------    -----------   ------------
Balance, December 31, 1997       849,475        10,990,720       4,985,249                        213,856     17,039,300
Comprehensive income:
  1998 net income                                                2,043,351                                     2,043,351
  Unrealized gain (loss) on
available for sale securities,
net of deferred taxes
of $107,977                                                                                       229,452        229,452
                                                                                                            ------------
    Total comprehensive
 income                                                                                                        2,272,803
                                                                                                            ------------
Cash dividends ($.37 per
  common share)                                                   (627,836)                                     (627,836)
Purchase of 3,881 shares
  for treasury                                                                    (174,645)                     (174,645)
Sale of 2,529 shares
 from treasury                                                                     113,791                       113,791
                              ----------      ------------     -----------     -----------    -----------   ------------
Balance, December 31, 199 8   $  849,475      $ 10,990,720     $ 6,400,764     $   (60,854)   $   443,308   $ 18,623,413
                              ==========      ============     ===========     ===========    ===========   ============
See notes to consolidated financial statements.

Evans Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1997 and 1996                                  1998            1997           1996


OPERATING ACTIVITIES:

Interest received                                                         $ 11,805,241    $ 11,027,381   $ 10,047,637
Fees received                                                                1,136,626         968,072      1,025,437
Interest paid                                                               (4.952,879)     (4,543,895)    (3,847,407)
Cash paid to employees and suppliers                                        (4,944,895)     (4,680,322)    (4,443,431)
Income taxes paid                                                             (863,365)       (786,000)      (743,444)
                                                                          ------------    ------------   ------------
      Net cash provided by operating activities                              2,180,728       1,985,236      2,038,792
                                                                          ------------    ------------   ------------
INVESTING ACTIVITIES:
Available for sale securities:
  Purchases                                                                (35,657,818)    (26,075,499)   (16,562,178)
  Proceeds from sales                                                       19,652,675      22,306,088     14,414,736
  Proceeds from maturities                                                   7,686,003         686,306      4,597,881
Held to maturity securities:
  Purchases                                                                 (3,722,629)     (2,618,319)    (1,177,002)
  Proceeds from maturities                                                   2,790,562       1,736,862      1,314,873
Additions to properties and equipment                                         (414,541)       (466,472)    (1,482,935)
Increase in loans, net of repayments                                       (13,857,709)    (12,236,511)   (19,258,136)
Proceeds from sales of loans                                                 4,863,285       2,597,162      2,593,290
Proceeds from sale of other real estate owned                                   49,070               0              0
Proceeds from life insurance polices surrendered                               224,009               0              0
                                                                          ------------    ------------   ------------
      Net cash used in investing activities                                (18,387,093)    (14,070,383)   (15,559,471)
                                                                          ------------    ------------   ------------

FINANCING ACTIVITIES:
Proceeds from borrowing                                                      8,165,920       1,059,080              0
Increase in deposits                                                         5,693,383      14,929,948     14,440,828
Dividends paid                                                                (627,836)       (679,580)      (251,173)
Purchase of treasury stock                                                    (174,645)       (130,878)             0
Sale of treasury stock                                                         113,791         130,878              0
                                                                          ------------    ------------   ------------
      Net cash provided by financing activities                             13,170,613      15,309,448     14,189,655
                                                                          ------------    ------------   ------------
Net (decrease) increase in cash and cash equivalents                        (3,035,752)      3,224,301        668,976
CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                         10,336,532       7,112,231      6,443,255
                                                                          ------------    ------------   ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                             $  7,300,780    $ 10,336,532   $  7,112,231
                                                                          ============    ============   ============

(Continued)

Evans Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows

Years ended December 31, 1998, 1997 and 1996                                  1998            1997           1996



RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Net income                                                                $  2,043,351    $  1,802,275   $  1,614,642
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                                381,115         356,663        344,086
  Provision for loan losses                                                    150,000          60,000         60,000
  Gains on sales of assets                                                     (66,208)        (33,809)       (11,103)
  Gains on life insurance policies surrendered                                 (97,580)              0              0
  Changes in assets and liabilities affecting cash flow:

    Other assets                                                              (225,835)      ( 367,243)        96,609
    Other liabilities                                                           (4,115)        167,350        (65,442)
                                                                                ------         -------        -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 $  2,180,728    $  1,985,236   $  2,038,792
                                                                          ============    ============   ============

(Concluded)

See notes to consolidated financial statements.

Evans Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years ended December 31, 1998, 1997 and 1996

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

Regulatory Requirements - The Bank is subject to the rules, regulations, and reporting requirements of various regulatory bodies, including the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC"), and the Office of the Comptroller of the Currency ("OCC").

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

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needs to be recognized for applicable assets in 1998 or 1997.

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

Net Income per Common Share - Net income per common share is based on the weighted average number of shares outstanding during each year, retroactively adjusted for stock dividends and splits. Only basic earnings per share is disclosed because the Company does not have any dilutive securities or other contracts to issue common stock or convert to common stock.

Dividend Reinvestment Plan - The Company has a Dividend Reinvestment Plan (the "Plan") which provides each holder of record of the Bank's common stock the opportunity to reinvest automatically the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner. Fifth Third Bank Corporate Trust Services is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Bank's common stock.

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

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $720,000 and $657,000 at December 31, 1998 and 1997, respectively.

New Accounting Standards Pronouncements - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which became effective for the Company in 1998. SFAS No. 130 establishes standards for reporting and disclosure of comprehensive income and its components in financial statement format. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has elected to display comprehensive income in the statements of stockholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The reclassification adjustments, net of tax, for the years ended December 31, 1998, 1997, and 1996 amounted to $(25,596), $1,357 and $3,026, respectively.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information was issued in 1997 by the Financial Accounting Standards Board. This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. Management has determined that the Bank is the Company's only operating segment. As such additional disclosures are not considered necessary.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. Because the Company does not use derivatives, the adoption of SFAS No. 133 did not impact the Company's earnings or financial position. As allowed by SFAS No. 133 the Company transferred approximately $2,900,000 of certain securities from held to maturity to the available for sale classification. The realized and unrealized gains on the securities transferred were not material to the Company.


2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                                      1998
                                                            ----------------------------------------------------------
                                                                                   Unrealized
                                                                                   ----------

                                                             Amortized                                       Fair
                                                               Cost           Gains          Losses          Value

Available for Sale:
  U.S. Government and Agency Securities                    $  9,648,523   $     27,031    $    (13,104)  $  9,662,450
  Mortgage Backed Securities                                 12,534,756              0         (92,511)    12,442,245
  State and Municipal Securities                             22,182,635        730,507               0     22,913,142
  Other Securities                                              951,750              0               0        951,750
                                                           ------------   ------------    ------------   ------------
      Total                                                $ 45,317,664   $    757,538    $   (105,615)  $ 45,969,587
                                                           ============   ============    ============   ============
Held to Maturity:
  U.S. Government and Agency Securities                    $     47,565   $          0    $          0   $     47,565
  State and Municipal Securities                              4,042,820              0               0      4,042,820
                                                           ------------   ------------    ------------   ------------
      Total                                                $  4,090,385   $          0    $          0   $  4,090,385
                                                           ============   ============    ============   ============




                                                                                      1997
                                                            ----------------------------------------------------------
                                                                                   Unrealized
                                                                                   ----------
                                                             Amortized                                       Fair

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
                                                           ============   ============    ============   ============


Available for sale securities with a total fair value of $29,445,508 at December 31, 1998 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 1998 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.

                                                                   Available for               Held to Maturity
                                                                  Sale Securities                 Securities
                                                                  ---------------                 ----------

                                                              Amortized       Fair          Amortized        Fair
                                                                Cost          Value           Cost           Value

Due in one year or less                                    $  2,441,286   $  2,448,661    $  3,535,294   $  3,535,294
Due after year one through five years                         6,533,918      6,691,046         153,364        153,364
Due after five years through ten years                       14,990,783     15,432,486         167,330        167,330
Due after ten years                                          21,351,677     21,397,394         234,397        234,397
                                                           ------------   ------------    ------------   ------------
      Total                                                $ 45,317,664   $ 45,969,587    $  4,090,385   $  4,090,385
                                                           ============   ============    ============   ============

Realized gains and losses from sales of securities for the years ended December 31, 1998 , 1997 and 1996 are summarized as follows:

                                                                              1998           1997            1996

Gross gains                                                               $     55,727    $     65,150   $    103,865
Gross losses                                                                   (45,664)        (67,145)      (127,595)
                                                                          ------------    ------------   ------------
Net gain (loss)                                                           $     10,063    $    (1,995)   $    (23,730)
                                                                          ============    ===========    ============

On December 1, 1998, a residual bond classified as held to maturity was called prior to the date of maturity. The amortized cost at the call date was $16,627 and the resulting gain was $14,513.

3. LOANS RECEIVABLE, NET

Major categories of loans at December 31, 1998 and 1997 are summarized as follows:

                                                                              1998           1997

Real estate - mortgages                                                   $ 92,434,304    $ 85,367,123
Real estate - construction                                                   5,105,251       2,770,719
Commercial                                                                   9,835,866       8,938,560
Installment                                                                  2,166,133       2,517,892
Student loans                                                                  438,670       1,731,492
Other                                                                          891,669         509,935
Net deferred loan origination costs                                            383,755         401,245
                                                                          ------------    ------------
                                                                           111,255,648     102,236,966
Allowance for loan losses                                                     (729,199)      (609,539)
Loans, net                                                                $110,526,449    $101,627,427
                                                                          ============    ============



Changes in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                                                              1998           1997            1996

Balance, beginning of year                                                $    609,539    $    546,954   $    557,961
Provision for loan losses                                                      150,000          60,000         60,000
Recoveries                                                                      41,118          49,443          5,597
Loans charged off                                                              (71,458)       (46,858)        (76,604)
                                                                          ------------    -----------    ------------
Balance, end of year                                                      $    729,199    $    609,539   $    546,954
                                                                          ============    ============   ============

Loans evaluated for impairment, for which an allowance for loan impairment was not required under SFAS No. 114 due to the adequacy of related collateral values totaled approximately $754,000 and $627,000 at December 31, 1998 and 1997, respectively. The average recorded investment in these loans during 1998, 1997, and 1996 was approximately $690,500, $403,500, and $199,750, respectively. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $71,000, $58,000 and $19,000 in 1998, 1997 and 1996, respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 1998.

As of December 31, 1998 and 1997, the Bank had no other loans which were impaired as defined by SFAS No. 114.

4. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:

                                                                                               1998            1997

Land                                                                                      $    268,485   $    268,485
Buildings and improvements                                                                   3,362,419      3,313,404
Equipment                                                                                    2,753,351      2,828,996
                                                                                             ---------      ---------
                                                                                             6,384,255      6,410,885
Less accumulated depreciation                                                               (2,687,597)    (2,583,213)
                                                                                            ----------     ----------
Properties and equipment, net                                                             $  3,696,658   $  3,827,672
                                                                                          ============   ============

Depreciation expense totaled $428,020 in 1998, $423,564 in 1997, and $348,671 in 1996.

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

Federal Funds Purchased - The carrying amount of federal funds purchased approximate their fair values due to their short-term nature.

Other Borrowed Funds - The fair value of the short-term portion of other borrowed funds approximates its carrying value. The fair value of the long-term portion of other borrowed funds is estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments to extend credit and standby letters of credit - As described in
Note 11, the Company was a party to financial instruments with off-balance sheet risk at December 31, 1998 and 1997. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1998 and 1997 approximates the recorded amounts of the related fees, which are not considered material.

At December 31, 1998 and 1997, the estimated fair values of the Company's financial instruments were as follows:

                                                                       1998                          1997
                                                             -----------------------      -----------------------
                                                             Carrying         Fair          Carrying         Fair
                                                              Amount          Value          Amount          Value

Financial Assets:

  Cash and cash equivalents                                $  7,300,780   $  7,300,780    $ 10,336,532   $ 10,336,532
                                                           ============   ============    ============   ============
  Securities                                               $ 50,059,972   $ 50,059,972    $ 40,400,374   $ 40,436,703
                                                           ============   ============    ============   ============
  Loans                                                    $111,255,648                   $102,236,966
  Less: allowance for loan losses                              (729,199)                      (609,539)
                                                           ------------                   ------------
  Loans, net                                               $110,526,449   $110,804,706    $101,627,427   $102,368,624
                                                           ============   ============    ============   ============
Financial Liabilities:
  Deposits                                                 $144,083,636   $144,603,189    $138,391,327   $138,734,550
                                                           ============   ============    ============   ============
  Federal funds purchased                                  $  2,225,000   $  2,225,000    $          0   $          0
                                                           ============   ============    ============   ============
  Other borrowings                                         $  7,000,000   $  6,986,000    $          0   $          0
                                                           ============   ============    ============   ============



6. DEPOSITS

Time deposits, with minimum denominations of $100,000 each, totaled $24,208,290 and $22,873,379 at December 31, 1998 and 1997, respectively.

At December 31, 1998, the scheduled maturities of time deposits are as follows:

1999                                                           $ 54,733,991
2000                                                              6,201,593
2001                                                                930,507
2002                                                                526,042
2003                                                                603,747
----                                                           ------------
Total                                                          $ 62,995,880
                                                               ============


7. FEDERAL FUNDS PURCHASED AND OTHER BORROWED FUNDS

Federal funds purchased of $2,225,000 at December 31, 1998 mature within four days of year-end.

Other borrowed funds consisted of a $2,000,000 90-day renewable note with an interest rate of 5.15%, and a $5,000,000 long-term borrowing. The long-term borrowing consisted of various advances with interest rates ranging from 4.83% to 5.07%. The maturities of other borrowed funds are as follows:

1999                                                         $  2,000,000
2000                                                            1,000,000
2001                                                                    0
2002                                                            1,000,000
2003                                                            2,000,000
Thereafter                                                      1,000,000
                                                             ------------
Total                                                        $  7,000,000
                                                             ============

8. EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLAN

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

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statements of financial position, and the amounts recognized in the statement of financial position.

                                                                              1998           1997

Change in benefit obligation:
  Benefit obligation at beginning of year                                 $  1,518,858     $ 1,354,390
  Service cost                                                                  62,689          51,817
  Interest cost                                                                117,378         104,601
  Employer contributions                                                        80,333          85,753
  Actuarial gain                                                               (45,276)        (46,121)
  Benefits paid                                                                (37,222)        (31,582)
                                                                          ------------     -----------
  Benefit obligations at end of year                                         1,696,760       1,518,858
Change in plan assets:
  Fair value of plan assets at beginning of year                             1,686,230       1,373,109
  Actual return on plan assets                                                  99,637         258,950
  Employer contributions                                                        80,333          85,753
  Benefits paid                                                                (37,222)        (31,582)
                                                                          ------------     -----------
  Fair value of plan assets at end of year                                   1,828,978       1,686,230
                                                                          ------------     -----------
Funded status                                                                  132,218         167,372
Unrecognized net actuarial loss (gain)                                           7,831         (57,293)
Unrecognized prior service cost                                               (241,817)       (256,524)
                                                                          ------------     -----------
Accrued benefit cost                                                      $   (101,768)    $  (146,445)
                                                                          ============     ===========

The Plan's assets are primarily invested in a money market fund, stocks, and bonds. Valuations of the pension plan as shown above were conducted as of October 1, 1998 and 1997. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                                           7.50 %
Rate of increase in compensation levels                                  4.75 %
Expected long-term rate of return on plan assets                         7.50 %

The components of net periodic benefit cost consisted of the following:

                                                                              1998           1997            1996

Service cost                                                              $     62,689    $     51,817   $     44,615
Interest cost                                                                  117,378         104,601         94,565
Expected return on plan assets                                                (128,242)      (106,550)        (87,676)
Net amortization and deferral                                                  (16,169)       (16,169)        (16,169)
                                                                          ------------    -----------    ------------
Net periodic benefit cost                                                 $     35,656    $     33,699   $     35,335
                                                                          ============    ============   ============

During the year ended December 31, 1995, the Bank adopted nonqualified supplemental executive retirement plans covering certain members of senior management. The plans provide a fixed benefit which is specific to the participant. The obligations related to these plans are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $61,000 and $72,000 at December 31, 1998 and 1997, respectively. The face values of these policies at both dates was approximately $1,650,000. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statement of financial position, and the amounts recognized in the statement of financial position.

                                                                              1998           1997

Change in benefit obligation:
  Benefit obligation at beginning of year                                 $    480,874    $    356,685
  Service cost                                                                  56,415          52,064
  Interest cost                                                                 40,297          34,194
  Contributions to the plan                                                          0               0
  Actuarial (gain) loss                                                         (9,403)         37,931
  Benefits paid                                                                      0               0
                                                                          ------------    ------------
  Benefit obligations at end of year                                           568,183         480,874
                                                                          ------------    ------------
Change in plan assets:
  Fair value of plan assets at beginning of year                                     0               0
  Actual return on plan assets                                                       0               0
  Contributions to the plan                                                          0               0
  Benefits paid                                                                      0               0
                                                                          ------------    ------------
  Fair value of plan assets at end of year                                           0               0
                                                                          ------------    ------------
Funded status                                                                 (568,183)       (480,874)
Unrecognized net actuarial loss                                                156,092         187,710
                                                                          ------------    ------------
Accrued benefit cost                                                      $   (412,091)    $  (293,164)
                                                                          ============     ===========

Valuations of the nonqualified supplemental executive retirement plans as shown above were conducted as of October 1, 1998 and 1997. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Expected long-term rate of return on plan assets                        7.50 %

The components of net periodic benefit cost consisted of the following:

                                                                              1998           1997            1996

Service cost                                                              $     56,415    $     39,900   $     50,138
Interest cost                                                                   40,297          34,194         25,280
Net amortization and deferral                                                   22,215          22,215         22,215
                                                                          ------------    ------------   ------------
Net periodic benefit cost                                                 $    118,927    $     96,309   $     97,633
                                                                          ============    ============   ============

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $70,000, $67,000 and $64,000 in 1998, 1997 and 1996, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $734,000 and $700,000 at December 31, 1998 and 1997, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $159,000 and $140,000 at December 31, 1998 and 1997, respectively. The face values of these policies at both dates was approximately $1,036,000. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a deferred contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the employees contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was approximately $36,000, $35,000 and $34,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. INCOME TAXES

The components of the provision for income taxes were as follows:

                                                                              1998           1997            1996

Income taxes currently payable                                            $    839,000    $    798,000   $    728,000
Deferred (benefit) income taxes                                               (104,000)        (74,000)      (140,000)
                                                                          ------------    ------------   ------------
Net provision                                                             $    735,000    $    724,000   $    588,000
                                                                          ============    ============   ============

At December 31, 1998 and 1997 the components of the net deferred tax asset were as follows:

                                                                              1998           1997

Deferred Tax Assets:

  Allowance for loan losses                                               $    208,000    $    173,000
  Pension premiums                                                             205,000         171,000
  Deferred compensation                                                        293,000         280,000
  Other                                                                         32,000          32,000
                                                                          ------------    ------------
  Gross deferred tax assets                                                    738,000         656,000
                                                                          ------------    ------------
Deferred Tax Liabilities:

  Depreciation                                                                  22,000          25,000
  Prepaid expenses                                                             153,000         160,000
  SFAS No. 115                                                                 209,000         101,000
                                                                          ------------    ------------
  Gross deferred tax liabilities                                               384,000         286,000
                                                                          ------------    ------------
  Net deferred tax assets                                                 $    354,000    $    370,000
                                                                          ============    ============

The net deferred tax asset at December 31, 1998 and 1997 is included in other assets in the accompanying consolidated financial statements.

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                   December 31,

                                        1998                           1997                          1996
                               Amount          Percent        Amount         Percent         Amount         Percent
                               ------------------------   ---------------------------    -----------------------------

Tax provision at
  statutory rate            $    945,000          34%      $    859,000         34%       $    749,000         34%
Increase (decrease) in taxes
 resulting from:
  Tax-exempt income             (373,000)        (13)          (321,000)       (13)           (260,000)       (12)
  State taxes, net of
    federal benefit              162,000           6            136,000          5             110,000          5
  Other items, net                 1,000           0             50,000          2             (11,000)        (1)
                            ------------          --       ------------         --        ------------         --
  Provision for
    income taxes            $    735,000          27%      $    724,000         28%       $    588,000         26%
                            ============          ==       ============         ==        ============         ==


10. RELATED PARTY TRANSACTIONS

The Bank has entered into loan transactions with its directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1998 and 1997 was $4,226,739 and $3,526,206, respectively. During 1998 and 1997, new loans to such related parties amounted to $6,720,286 and $3,366,701, respectively, and repayments amounted to $6,019,753 and $2,088,427.

11. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1998 and 1997 is as follows:

                                                    1998            1997

Commitments to extend credit                     $ 21,902,497   $ 15,770,264
Standby letters of credit                           1,007,055        551,218
                                                 ------------   ------------
      Total                                      $ 22,909,552   $ 16,321,482
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

12. CONCENTRATIONS OF CREDIT

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

13. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1998 , the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:

                                                                       1998
                            ----------------------------------------------------------------------------------------------
                                                                                              Minimum To Be Well
                                                                                               Capitalized Under
                                                                Minimum For Capital            Prompt Corrective
                                       Actual                    Adequacy Purposes             Action Provisions
                            --------------------------     -------------------------      -------------------------
                               Amount          Percent        Amount         Percent         Amount         Percent

Total Capital (to Risk
  Weighted Assets)          $ 18,889,000        16.9 %     $  8,926,000        8.0 %      $ 11,158,000       10.0 %
                            ============        ====       ============        ===        ============       ====
Tier I Capital (to Risk
  Weighted Assets)          $ 18,170,000        16.3 %     $  4,463,000        4.0 %      $  6,695,000        6.0 %
                            ============        ====       ============        ===        ============        ===
Tier I Capital
  (to Average Assets)       $ 18,170,000        10.5 %     $  6,599,000        4.0 %      $  8,249,000        5.0 %
                            ============        ====       ============        ===        ============        ===







                                                                       1997
                            ----------------------------------------------------------------------------------------------

                                                                                              Minimum To Be Well
                                                                                               Capitalized Under
                                                                Minimum For Capital            Prompt Corrective
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
                            ============        ====       ============        ===        ============        ===

14. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

CONDENSED BALANCE SHEETS

December 31, 1998 and 1997                                                    1998            1997

ASSETS
Cash                                                                      $     38,699    $      6,648
Investment in subsidiary                                                    18,584,714      17,032,652
                                                                          ------------    ------------
      Total assets                                                        $ 18,623,413    $ 17,039,300
                                                                          ============    ============

STOCKHOLDERS' EQUITY
Stockholders' Equity:
  Common stock                                                            $    849,475    $    849,475
  Capital surplus                                                           10,990,720      10,990,720
  Accumulated other comprehensive income                                       443,308         213,856
  Retained earnings                                                          6,400,764       4,985,249
                                                                          ------------    ------------
                                                                            18,684,267      17,039,300
  Less: Treasury stock, at cost (1,352 shares)                                 (60,854)              0
                                                                          ------------    ------------
      Total stockholders' equity                                          $ 18,623,413    $ 17,039,300
                                                                          ============    ============


CONDENSED STATEMENTS OF INCOME

Years ended December 31, 1998, 1997 and 1996                                  1998            1997           1996


Dividends from subsidiary                                                 $    627,836    $    509,685   $    421,068
Other revenue                                                                   75,000          50,000              0
Expenses                                                                       (42,949)        (50,249)       (30,831)
                                                                          ------------    ------------   ------------
Income before equity in undistributed earnings of subsidiary                   659,887         509,436        390,237
Equity in undistributed earnings of subsidiary                               1,383,464       1,292,839      1,224,405
                                                                          ------------    ------------   ------------
Net income                                                                $  2,043,351    $  1,802,275   $  1,614,642
                                                                          ============    ============   ============


CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998, 1997 and 1996                                  1998            1997           1996

Operating Activities:
  Net income                                                              $  2,043,351    $  1,802,275   $   1,614,642
  Adjustments to reconcile net income to net cash
  provided by operating activities:

    Undistributed earnings of subsidiary                                    (1,383,464)     (1,292,839)     (1,224,405)
    Increase in dividends receivable                                                 0               0        (169,895)
                                                                          ------------    ------------   -------------
  Net cash provided by operating activities                                    659,887         509,436         220,342
Financing Activities - Cash dividends paid                                    (627,836)       (509,685)       (251,173)
                                                                          ------------    ------------   -------------
Net decrease in cash                                                            32,051            (249         (30,831)
Cash, beginning                                                                  6,648           6,897          37,728
                                                                          ------------    ------------   -------------
Cash, ending                                                              $     38,699    $      6,648   $       6,897
                                                                          ============    ============   =============

Board of Directors

Evans Bancorp, Inc. and Evans National Bank

BOARD OF DIRECTORS

(standing)
LaVerne G. Hall
Former Chairman - L.G. Hall Building
Contractors, Inc.

Robert W. Allen
Secretary
Retired

William F. Barrett
Property and Investment Manager

Richard M. Craig
Chairman of the Board
President and CEO -
Evans National Bank

David M. Taylor
President - Concord Nurseries, Inc.

(seated)
David C. Koch

Chairman and CEO -
New Era Cap Co., Inc.

Richard C. Stevenson
Chairman - Evans Land Corp.

Thomas H. Waring, Jr.
Principal - Waring Financial Group

Phillip Brothman
Partner - Hurst, Brothman & Yusick

DIRECTORS EMERITUS

Floyd H. Hurst
Carl F. Ulmer

OFFICERS
Evans Bancorp, Inc.
Richard M. Craig, COB
President and CEO

Robert W. Allen
Secretary

James Tilley
Assistant Secretary

William R. Glass
Treasurer

ADVISORY BOARD
Derby
Richard A. Gradl
Raymond S. Hazard

MANAGEMENT TEAM

(front center)
Richard M. Craig, Chairman of the Board, President and CEO;

(left)
William R. Glass, Senior Vice President - Loan Division;

(right)
James Tilley, Senior Vice President - Administration

Evans National Bank Officers

CHAIRMAN OF THE BOARD PRESIDENT AND CHIEF EXECUTIVE OFFICER
Richard M. Craig

SENIOR VICE PRESIDENT
William R. Glass
James Tilley

VICE PRESIDENT
George L. Catalano
Mary E. Doeing
Timothy F. Jachlewski
William J. Gray
Jeffrey L. White

ASSISTANT VICE PRESIDENT
Katherine M. Allen
Susan J. Herold
Rose Marie Hinckley
Robert A. Hohti
Elizabeth A. Mac
Howard M. Martin, Jr.
Cathy E. Rohrich

BANK OFFICER
Rita A. Boyland
Karen M. Blecha
Michelle A. Bress
M. Jane Gonzalez
Nadine G. Houghton
Mary K. Nytz
Mary D. Philbin

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

                                                                       1998                          1997
                                                            --------------------------     -------------------------
QUARTER                                                        High            Low            High            Low
-------                                                        ----            ---            ----            ---

First                                                      $      40.00   $      38.00    $      27.20   $      27.20
Second                                                     $      43.00   $      40.00    $      32.00   $      27.20*
Third                                                      $      45.00   $      43.00    $      33.00   $      32.00
Fourth                                                     $      45.00   $      45.00    $      38.00   $      33.00

* Adjusted for five for one stock split

Total shares outstanding were 1,697,598 as of December 31, 1998. There were 1,089 shareholders of record on December 31, 1998.

Upon written request of any shareholder, a copy of the Company's report on Form 10-K for its fiscal year ended December 31, 1998, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, may be obtained, without charge, from Michelle A. Baumgarden, Evans Bancorp, Inc., 14-16 N. Main Street, Angola, N.Y. 14006.

THE ANNUAL MEETING

The Annual Meeting of the Shareholders of the Company will be held on Tuesday, April 27, 1999 at 12:30 p.m. at Romanello's South Restaurant, 5793 South Park Avenue, Hamburg, NY.

INQUIRIES

For information or assistance regarding individual stock records, transactions, dividend reinvestment accounts, dividend checks, or stock certificates, contact:
Corporate Trust Services, Fifth Third Bank, 38 Fountain Square Plaza, Mail Drop 1090F5-4129, Cincinnati, OH 45263.