Form 10-K, Exhibit 13
period 1999-12-31
EVANS BANCORP INC
filed 2000-03-30
CIK 842518

                                  EXHIBIT 13.1

                                      '99



                                                             [LOGO]
                                                             EVANS BANCORP, INC.


                                                              1999 ANNUAL REPORT

[GRAPHICS]


  CONTENTS


  Profile ...............................................    1

  President's Message ...................................    2

  Selected Financial Information ........................    5


  Management Discussion and Analysis ....................    6

  Independent Auditors' Report ..........................   13


  Consolidated Financial Statements .....................   14


  Corporate Information .................................   32

                                                                    Exhibit 13.1


PROFILE

Evans Bancorp, Inc. is a bank holding company headquartered in Angola, New York and conducts its business through its wholly-owned subsidiary, Evans National Bank. The Bank is an FDIC insured full-service commercial bank, and as of December 31, 1999, had total assets of $198,788,383, total deposits of $169,948,899 and total stockholders' equity of $18,284,938. The Bank's primary market area is located in Western New York State, and specifically in southern Erie County, northern Chautauqua County and northwestern Cattaraugus County.

   The principal business of the Bank is commercial banking and consists of, among other things, attracting deposits from the general public and using these funds to extend credit and to invest in securities. The Bank offers a variety of loan products to its customers including commercial loans, commercial and residential mortgage loans, and consumer loans. The Bank also offers various checking, savings, and premium savings accounts, certificates of deposit and electronic banking services including telephone banking, PC banking and Eas-E check card.

TO OUR STOCKHOLDERS

     I am pleased to report that 1999 was a year of record growth for Evans Bancorp, Inc. and its subsidiary, Evans National Bank. Total assets increased by $24,668,153 to $198,788,383 from $174,120,230, or 14.2%, the largest one-year increase in the history of the Bank. By remaining focused on our business plan and strategic direction, we effectively addressed and met the challenges presented this past year. A full discussion of the results can be found in the "Management Discussion and Analysis" section; however, I would like to point out some highlights.

     We achieved strong deposit growth as deposits increased $25,865,263, or 18% over the previous year. Loans increased by $5,906,989 in 1999 to $116,433,438, a 5.3% increase over 1998's $110,526,449. The quality of the loan portfolio continues to remain at a high level. Net charge-offs totaled $70,543 for 1999, which equated to .06% of outstanding loans, as compared to $71,458, or .06% in 1998.

     Net income in 1999 was $2,027,270, a slight decrease of $16,081, or .8% from 1998's record high of $2,043,351. Accordingly, net income per share was down from $1.20 in 1998 to $1.19 in 1999. Based on our level of earnings and strong capital position, the Board of Directors declared a cash dividend of $.47 in 1999 as compared to $.37 per share in 1998. During 1999, our stock price increased from $45.00 to $47.00, or 4.5%. Other key performance ratios include return on average assets of 1.10% as compared to 1.24% in 1998, and 10.72% return on average equity as compared to 11.63% the previous year.

     Our capital ratios continue to remain strong. The Tier I capital ratio of 15.9%, total capital ratio of 16.6%, and leverage ratio of 10.1% substantially exceeded the regulatory requirements of 4.0%, 8.0%, and 4.0%, respectively.

     Significant expenditures were made in 1999 in connection with the addition of key members to our team, the opening of a new branch facility in West Seneca, and additional upgrades in technology. These expenditures, which contributed to a higher than normal increase in non-interest expense this past year, are key investments which will contribute to future performance.

     As we enter the new millennium, we have taken measures which we believe will ensure we remain competitive in our marketplace. The Bank is in the process of developing a Website, and will introduce an Internet Banking Service during the second quarter of the year 2000. This new service will be referred to as Eas-E Net, and will complete our family of electronic banking products. Designed for the benefit of both commercial and retail customers, Eas-E Net will provide on-line account access allowing customers to perform a variety of banking transactions, including bill payment, all under the protection of enhanced security.

     Our growth over the years has come through branch expansion, competitive bank products, and service to our customers. However, to ensure our future success, we continue to evaluate acquisition opportunities for growth by Evans Bancorp, Inc. in related businesses. In this regard, I am pleased to announce that during 1999, we signed a letter of intent with the M&W Insurance Group to acquire the business and assets of this corporation in exchange for stock of Evans Bancorp, Inc. It is expected the acquisition will be completed at the end of the first quarter of 2000. We are also evaluating possibilities to deliver the sale of mutual funds and annuities throughout our branch system. We believe these opportunities will increase shareholder value, expand product lines, and provide added convenience to our customers.

     Our dedicated employees make Evans National Bank a successful corporation. Many of our staff continue to advance their business skills through further education. In addition, our officers and employees devote significant amounts of time to local organizations. Their commitment strengthens the Bank's involvement in the community, as well as provides support to the many groups they serve.

     During 1999, the following employees were recognized for their years of service: Karen M. Blecha (30 years); Rita A. Boyland, Julie Gornikiewicz, Rose Marie Hinckley, and Linda T. Tambs (20 years); Mary E. Doeing (15 years); Mary Ellen Cecala, Mary Jane Gonzalez, and Salvatore Sack (10 years).

     Mary Jane Gonzalez, manager of our North Boston office, passed away in October, 1999. Jane's death meant the loss of not only a valuable employee, but also a friend. Her many contributions to the Bank and the community will be missed.

     In closing, I would like to express my appreciation to our employees, Board of Directors, and customers for their on-going support. I would also like to thank you, our loyal stockholders, for your continued confidence. The new millennium will be a time of challenge and change in the banking industry. We approach the year 2000 with enthusiasm for continued success.




Richard M. Craig
Chairman of the Board
President and Chief Executive Officer

SELECTED FINANCIAL INFORMATION



For the Year Ended December 31,                  1999          1998            1997           1996           1995


RESULTS OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------
Interest Income                             $ 12,554,843   $ 11,851,787   $ 11,072,851    $  9,799,815   $  9,226,500
----------------------------------------------------------------------------------------------------------------------
Interest Expense                               5,043,316      4,946,730      4,588,056       3,912,761      3,418,782
----------------------------------------------------------------------------------------------------------------------
Net Interest Income                            7,511,527      6,905,057      6,484,795       5,887,054      5,807,718
----------------------------------------------------------------------------------------------------------------------
Non-Interest Income                            1,342,918      1,220,194        950,662         930,986        763,054
----------------------------------------------------------------------------------------------------------------------
Non-Interest Expense                           6,050,175      5,196,900      4,849,182       4,555,398      4,228,922
----------------------------------------------------------------------------------------------------------------------
Net Income                                     2,027,270      2,043,351      1,802,275       1,614,642      1,664,783
----------------------------------------------------------------------------------------------------------------------



BALANCE SHEET DATA

----------------------------------------------------------------------------------------------------------------------
Total Assets                                $198,788,383   $174,120,230   $158,542,163    $140,898,057   $125,308,204
----------------------------------------------------------------------------------------------------------------------
Loans - Net                                  116,433,438    110,526,449    101,627,427      92,087,902     75,468,504
----------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses                        838,167        729,199        609,539         546,954        557,961
----------------------------------------------------------------------------------------------------------------------
Securities                                    62,999,678     50,059,972     40,400,374      36,054,324     38,954,494
----------------------------------------------------------------------------------------------------------------------
Total Deposits                               169,948,899    144,083,636    138,391,327     123,461,379    109,020,551
----------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                          18,284,938     18,623,413     17,039,300      15,510,083     14,485,510
----------------------------------------------------------------------------------------------------------------------



PER SHARE DATA

----------------------------------------------------------------------------------------------------------------------
Net Income                                  $       1.19   $       1.20   $       1.06    $       0.95   $       0.97
----------------------------------------------------------------------------------------------------------------------
Cash Dividend                               $        .47   $        .37   $       0.30    $       0.22   $       0.14
----------------------------------------------------------------------------------------------------------------------
Book Value at Year End                      $      10.76   $      10.96   $      10.03    $       9.13   $       8.53
Market Value                                $      47.00   $      45.00   $      38.00    $      27.20*  $      22.00*
----------------------------------------------------------------------------------------------------------------------
Weighted Average Shares                        1,698,523      1,698,612      1,698,950       1,698,950      1,698,950
----------------------------------------------------------------------------------------------------------------------

* Retroactively adjusted for stock dividends and stock splits

Management Discussion and Analysis of
Financial Condition and Results of Operations


Evans National Bank (the "Bank"), a wholly-owned subsidiary of Evans Bancorp, Inc. (the "Company"), is a nationally chartered bank founded in 1920 which is headquartered in Angola, New York. The Bank's principal business is to provide full banking services to consumer and commercial customers in Erie, Chautauqua and Cattaraugus Counties of Western New York. The Bank serves its market through seven banking offices located in Angola, Derby, Evans, Forestville, Hamburg, North Boston and West Seneca, New York. The Bank's principal source of funding is through deposits which it reinvests in the community in the form of loans and investments. Deposits are insured to the applicable limit by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of the Comptroller of the Currency.

     The following discussion of financial conditions and results of operations of the Company and the Bank should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

Net interest income, the difference between interest income and fee income on earning assets, such as loans and securities, and interest expense on deposits, provides the basis for the Bank's results of operations. These results are also impacted by non-interest income, the provision for credit losses, non-interest expense and income taxes. Net income of $2,027,270 or $1.19 per share in 1999 is down slightly compared to net income of $2,043,351 or $1.20 per share for 1998. The startup costs associated with the opening of the Bank's seventh location in West Seneca, NY on February 1, 1999 offset the growth in earnings for the Bank's existing branch system in 1999. This is similar to the decline in income in 1996 when the Bank added the Evans, NY and Hamburg, NY branch offices.

NET INTEREST INCOME

Net interest income, before the provision for credit losses, increased 8.8% from 1998 to 1999, compared to an increase of 6.5% from 1997 to 1998. Average earning assets increased $18.5 million in 1999 versus an increase of $13.6 million in average interest-bearing liabilities. The tax-equivalent yield on earning assets decreased 40 basis points from 8.11% in 1998 to 7.71% in 1999. The cost of funds, however, decreased only 34 basis points, from 4.09% in 1998 to 3.75% in 1999. As a result, the Bank's net interest margin narrowed from 4.52% at December 31, 1998 to 4.43% at December 31, 1999.

     In 1998, the increase in net interest income of 6.5% was due to an increase of $12.4 million in earning assets over 1997. The tax-equivalent yield earned on those assets dropped 20 basis points from the prior year, to 8.11% from 8.31%. The average cost of funds on interest-bearing liabilities decreased only two basis points over that time period, from 4.11% in 1997 to 4.09% in 1998. The volume of interest-bearing liabilities increased 8.3% in 1998 over 1997 or $9.3 million. The Bank's net interest margin narrowed from 4.59% in 1997 to 4.52% in 1998.

     Management believes there are two main factors contributing to the decreasing net interest margin. One factor is the impact of the interest rate policy of the Federal Reserve. In its efforts to keep the economy from overheating and to keep inflation at bay, the Federal Reserve Board decreased short-term interest rates three times for a total of 75 basis points in 1998. These moves immediately led to decreases of the prime rate in the marketplace, impacting the yield earned on most variable rate loans. These moves also impacted the offering rates on new investment securities, which provide a source of income as well as liquidity for the Bank.

Although these rate movements also have an effect on the cost of funds, decreases in the rates paid on most interest-bearing liabilities take longer to have an impact, since many of these funds are in time deposits which remain at the higher rates until maturity.

     The Federal Reserve gave back the 75 basis points in 1999, increasing rates 25 basis points on three occasions beginning in June. These moves led to increases in the prime rate. Interest rates on new securities issues have increased as well. However, much of the Bank's deposit growth traditionally occurs earlier in the year and available funds from these deposits were invested in a less favorable rate environment.

     The second factor is competition. Banks are not only competing with each other for available business, but with other providers of loan and investment products, such as credit unions and insurance companies. A wealth of information is easily obtained by consumers via the Internet, from television and through print media. Competitors exist beyond the geographic trade area and to continue to be successful, banks have increased business volumes by offering higher deposit rates and lower loan rates, looking to other potential sources of income, such as fees and service charges, to increase earnings.

     The Bank constantly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. The Bank's Asset/Liability Management Committee ("ALCO") meets monthly for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank has adopted an asset/liability policy that specifies minimum limits for liquidity and capital ratios. Maximum limits have been set for the negative impact acceptable on net interest income and the market value of investments as a result of a shift in interest rates. The asset/liability policy also includes guidelines for investment activities and funds management. At its monthly meeting, the ALCO reviews the Bank's status and formulates its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility and the Bank's earnings objectives.

PROVISION FOR LOAN LOSSES

The provision for loan losses represents the amount charged against the Bank's earnings to establish a reserve of allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. Factors considered include loan concentrations, charge-off history, delinquent loan percentages and general economic conditions. In 1999, the Bank increased the amount charged against earnings for loan losses to $170,000 from $150,000 in 1998. In 1997, $60,000 was charged against earnings for this purpose.

     The following table summarizes the Bank's actual loan losses, total of non-performing loans and total allowance for loan losses for 1999, 1998 and 1997, both in dollars and as a percentage of total loans outstanding:



                                              1999                          1998                          1997
--------------------------------------------------------------------------------------------------------------------
Actual Loan Losses                  $   70,543     0.06%         $   71,458      0.06%         $   46,858      0.05%
--------------------------------------------------------------------------------------------------------------------
Non-Performing Loans                $1,771,625     1.52%         $1,452,000      1.32%         $  987,000      0.96%
--------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses           $  838,167     0.72%         $  729,199      0.66%         $  609,539      0.59%
--------------------------------------------------------------------------------------------------------------------

     In 1999, non-performing loans increased approximately $320,000 over 1998 and were $738,000 over 1997. All of the above loans are well-secured by real estate with no loss anticipated.

     Although actual loan losses were similar over the past two years, the increase in the reserve is warranted based on the increase in the size of the portfolio and the results of the evaluation process described above.

NON-INTEREST INCOME

Total non-interest income increased approximately $123,000 or 10.1% in 1999 over 1998. This compares to an increase of approximately $270,000 from 1997 to 1998. In 1999, the Bank received a full year of benefit from the service charge increases instituted in June 1998. Income from the merchant VISA program, which began in late 1997, more than doubled as did servicing fees on loans sold to the Federal National Mortgage Association ("FNMA"). Other loan-related income increased in 1999. This included prepayment penalties collected on loans and dividends received as a result of the Bank's participation in the New York State Bankers Group Insurance Trust. The Bank also received income from properties it owns as a result of foreclosure.

     Non-interest income for 1999 included approximately $158,000 for an increase in the cash surrender value of life insurance policies held on certain bank officers. This compares to approximately $165,000 in 1998. The 1998 figure included a one-time gain of $97,000 that resulted when the original policies were surrendered due to a change of insurer.

     Gains realized on the sale of assets totaled approximately $16,000 in 1999 versus approximately $66,000 in 1998. In 1999, planned sales of securities resulted in net losses of less than $1,000. In 1998, a gain of $14,513 was realized when one of the Bank's residual bonds was called for redemption. This offset losses of $4,450 on planned sales that year.

     Premiums received on the sale of student loans to the Student Loan Marketing Association (`SLMA") were approximately $6,400. In 1998, gains on sales to SLMA of $43,000 included $28,000 received when the Bank sold the majority of its remaining student loan portfolio to SLMA. About $7,800 in premiums were received on mortgages sold to the Federal National Mortgage Association ("FNMA") in 1999. This compares to $12,800 received in 1998. The Bank has been affiliated with both SLMA and FNMA since 1995. In addition to the sales of loans and securities in 1999, the Bank sold two properties which it owned as a result of foreclosure experiencing a total gain on the sales of $2,700.

NON-INTEREST EXPENSE

In 1999, the ratio of non-interest expense to average assets was 3.24% compared to 3.14% in 1998 and 3.18% in 1997. Non-interest expense categories include those most impacted by branch expansion - salaries, occupancy, advertising, and supplies, among others. Salary and benefit expense increased 14.5% in 1999. Of the $406,606 increase, approximately $214,430 is attributable to staffing the West Seneca office. A full-time position was added in the Loan Division, which also contributed to the increase over the prior year. The remainder of the increase included merit/promotional increases, other additional staffing and expenses related to the Bank's retirement plans. Occupancy expenses increased $146,924 or 19.3%. The cost of leasing the West Seneca facility and related expenditures contributed $100,726 to this increase. Advertising costs were up $42,459 or 36.0%. About 75% of the increase in advertising expense can be attributed to the promotion of the new branch. The remaining 25% of that amount was spent on promoting the Bank's PC and telephone banking services. Approximately $58,000 in increased expense for supplies not only included purchases totaling $20,674 related to the West Seneca, NY branch, but also materials purchased as a result of the Bank's Year 2000 initiative. This included informational material distributed to customers regarding the Bank's readiness for the Year 2000 event, as well as the forms and envelopes used to provide each customer with a bank statement as of December 31, 1999 in addition to their regularly scheduled statement.

     Miscellaneous other expenses increased 22.1% in 1999. These expenses include costs relating to the maintenance of foreclosed properties. The premiums paid for life insurance policies held on certain bank officers and directors are also included in this category. Expenses associated with originating loans, telephone costs, postal costs and correspondent bank service charges also fall under miscellaneous expenses. All of these categories increased in 1999.

TAXES

The provision for income taxes in 1999 of $607,000 reflects an effective tax rate of 23%. This compares to $735,000 or 27% in 1998 and $724,000 or 28% in 1997. The Bank maintains a substantial investment in tax-advantaged municipal bonds which contributes to its favorable tax position. Additionally, the Bank recorded a total of approximately $170,000 in non-taxable income in 1999 due to the increase in the cash surrender value of life insurance policies held on certain bank officers and directors.

FINANCIAL CONDITION

The Bank had total assets of $198.8 million at December 31, 1999, an increase of $24.7 million or 14.1% over $174.1 million at December 31, 1998. Net loans of $116.4 million increased 5.3% or $5.9 million over the previous year. Securities increased $12.9 million or 25.9% and cash and cash equivalents increased $4.7 million or 64.1%. Deposits grew by $25.9 million or 18%. Shareholders' equity, however, decreased approximately $338,000 or 1.8%, due to unrealized losses of $1,185,096 on investment securities held by the Bank. See "Securities and Federal Funds Sold" below.

LOANS

Loans comprised 64.2% of the Bank's total average earning assets in 1999. Actual year-end balances increased 5.3%, slowing somewhat from an increase of 8.8% in 1998 and 10.4% in 1997. The Bank continues to focus its lending on commercial and residential mortgages, commercial loans and home equity loans. Commercial mortgages make up the largest segment of the portfolio at 45.1% of total loans. Residential mortgages comprise 19.6% of the portfolio and commercial loans account for 16.4% of outstanding loans. Sixteen percent are home equity loans.

     At December 31, 1999, the Bank had a loan/deposit ratio of 69.0%. This compares to a loan/deposit ratio of 77.22% at December 31, 1998.

     The Bank currently retains the servicing rights to $8.7 million in long-term mortgages sold to the Federal National Mortgage Association ("FNMA") since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated interest rate risks, while retaining customer account relationships.

     The Bank continues its contractual arrangement with the Student Loan Marketing Association (`SLMA") whereby SLMA services the Bank's loans to borrowers who are still in school and subsequently purchases those loans. Approximately $873,000 in student loans were sold to SLMA in 1999. Student loans presently make up 0.32% of total loans. In December 1998, the Bank sold $1.2 million in student loans to SLMA, which contributed to a 75% decrease in balances that year. Growth of 2.3% occurred from 1996 to 1997.

SECURITIES AND FEDERAL FUNDS SOLD

Securities and federal funds sold made up the remaining 35.8% of the Bank's total average earning assets at December 31, 1999. Since deposit growth outpaced loan growth during 1999, excess funding was channeled into securities and federal funds sold, providing the Bank with additional sources of liquidity and interest income. At year-end 1999, the portfolio was made up of tax-advantaged municipal bonds, which comprised 52.2% of the portfolio, US government-guaranteed mortgage-backed securities which constituted 24.0% of the portfolio, and US government-sponsored agency bonds of various types, which made up 24.6% of the total. As a member of the Federal Reserve System and as a member of the Federal Home Loan Bank, the Bank is required to hold stock in those entities. These investments made up 1.9% of the portfolio at December 31, 1999.

     As part of its Year 2000 liquidity contingency plan, the Bank maintained higher balances in federal funds sold in 1999. These balances made up 2.1 % of total average earning assets in 1999 compared to 1.00% in 1998.

     The tax-equivalent yield earned on securities and federal funds sold was 6.33% in 1999, down fifteen basis points from the 1998 level of 6.48%. The yield in 1997 was 6.57%. The decline in 1999 is due to the large volume of investments made in the first half of 1999, prior to the increases in market rates that occurred after Federal Reserve Board rate hikes later in the year. Another reason for the decline was the Bank's increased investment in federal funds sold, which yielded 4.94% in 1999 versus 5.51 % in 1998.

     Financial Accounting Standard No. 115 outlines accounting and reporting requirements for investment securities. All securities are designated at the time of purchase as either "held to maturity" or "available for sale". Securities designated as held to maturity are stated on the balance sheet at amortized cost. Those designated as available for sale are reported at fair market value. At December 31, 1999, the Bank had designated $3.4 million of its securities as held to maturity. The majority of these bonds represent the Bank's investment in local municipalities.

     Bonds designated as available for sale totaled $59.6 million, or approximately 95% of the Bank's portfolio. Net unrealized gains and losses on available for sale securities resulted in an unrealized loss of $1.7 million at December 31, 1999. Due to the increases in market rates at the end of 1999, all fixed income bonds held in the portfolio decreased in value. Unrealized gains and losses on available for sale securities are reported, net of taxes, as a separate component of shareholders' equity. At December 31, 1999, the impact to equity was a net unrealized loss of $1.2 million. Actual sales from the portfolio totaled $3,122,225 in 1999 for a net loss of less than $1,000. These sales were negotiated for portfolio restructuring purposes.

DEPOSITS

Total deposits increased $25.9 million or 18% in 1999 over 1998. The Bank was especially successful in attracting additional core deposits. Demand deposits increased 14.8% over the course of the year. Regular savings increased 23.4%. Balances in the tiered rate Premium Savings product introduced in May 1997 continue to grow. Average balances in this product increased from $7.5 million in 1998 to $13.8 million in 1999. At year-end, $17.0 million was on deposit in Premium accounts. NOW account balances increased 6.5% in 1999 over 1998 and time deposits increased 16.5% overall. Growth occurred in time deposits over $100,000 that are generally obtained from local municipalities through the competitive bidding process and from commercial and retail customers looking for the safety of an FDIC-insured deposit. Certificates of less than $100,000 also increased in 1999, after a decline the previous year. Although the Bank's products are priced comparatively to those of other banks in the marketplace, other providers of financial services are also aggressively pursuing available funds, intensifying the level of competition.

     Providing excellent customer service remains a key focus for the Bank. Eas-E Line telephone and personal computer banking was introduced in late 1998 to provide customers with access to their accounts during banking and non-banking hours. The Bank also introduced Eas-E Check in late 1999. This is a debit card that works like a check. With the addition of Eas-E Net Internet Banking in 2000, customers will have the added convenience of bill-paying via personal computer. In 1999, the Bank began a process that will be concluded in 2000 to add two subsidiaries, M&W Agency, Inc., an insurance agency specializing in property and casualty insurance, and Evans Associates, Inc., which will sell mutual funds and annuities.

LIQUIDITY

The Bank seeks to manage its liquidity so that it is able to meet day to day loan demand and deposit fluctuations, while attempting to maximize the amount of net interest income on earning assets. Traditionally, the Bank has utilized its federal funds balances and cash flows from the investment portfolio to fulfill its liquidity requirements. As a member and shareholder of the Federal Home Loan Bank ("FHLB") the Bank also has many borrowing options. The FHLB will make cash advances of various terms at competitive rates to its members. Advances of up to $9.2 million can be drawn on the FHLB, via the Overnight Line of Credit Agreement. An amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances. As part of the Year 2000 liquidity contingency plan, the Bank obtained a Guaranteed Liquidity Line of $5 million at the FHLB, which was not in use at December 31, 1999. This line will expire March 31, 2000. The Bank also has the ability to purchase up to $4,000,000 in federal funds from one of its correspondents. Borrowing at the Federal Reserve Discount Window is another option for liquidity. At December 31, 1999, the Bank had approximately $7 million in securities in safekeeping at the Federal Reserve Bank that could be used as collateral for discount window borrowing.

     The cash flows from the investment portfolio are laddered to provide funds from principal and interest payments at such times as liquidity needs may arise. Contractual maturities are also laddered, with consideration as to the volatility of market prices to ensure that a sufficient amount of securities is available that could be sold without incurring significant losses. At December 31, 1999, approximately 8% of the Bank's securities had maturities of one year or less and approximately 32% had maturity dates of five years or less. At December 31, 1999 the Bank had net short-term liquidity of $7.9 million as compared to $4.0 million at December 31, 1998. Available assets of $67.3 million less public and purchased funds of $45.2 million resulted in a long-term liquidity ratio of 149% compared to 128% at December 31, 1998.

     Liquidity needs may also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient amount of US government and government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

INTEREST RATE RISK

Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. The Bank's ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate-sensitive assets and rate-sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice within a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 1999, the Bank was in a negative gap position, with $24.3 million more in rate-sensitive liabilities repricing over the next year than in rate-sensitive assets. The Bank's asset/liability limit, as defined in its asset/liability policy, is a difference of +/-15% of the Bank's total assets, which amounted to +/-$29.8 million at December 31, 1999. The gap ratio (rate-sensitive assets /rate-sensitive liabilities) at that date was 72%.

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

Expected maturity date -
year ended December 31,            2000       2001       2002       2003       2004   There-after   Total   Fair Value

INTEREST-EARNING
ASSETS ($000S)

----------------------------------------------------------------------------------------------------------------------
Loans Receivable, Fixed Rate      10,380      5,693      4,602      4,564      3,202     17,131     45,572    39,996
Average Interest Rate              8.62%      8.48%      8.60%      8.45%      8.30%      8.00%
----------------------------------------------------------------------------------------------------------------------
Loans Receivable, Adj. Rate       22,140      3,498      3,864      3,593      1,819     35,847     70,761    70,761
Average Interest Rate              9.27%      9.24%      9.15%      9.09%      9.15%      8.30%
----------------------------------------------------------------------------------------------------------------------
Federal Funds Sold                 3,450
Average Interest Rate              4.43%
----------------------------------------------------------------------------------------------------------------------
Investments                        8,379      6,390      5,485      6,020      8,295     28,431     63,000    63,000
Average Interest Rate              5.95%      6.52%      6.58%      6.94%      7.00%      7.17%
----------------------------------------------------------------------------------------------------------------------

INTEREST-BEARING
LIABILITIES ($000S)

----------------------------------------------------------------------------------------------------------------------
Deposits                          75,445     19,488     12,876     12,322     11,291      8,843    140,265   140,334
Average Interest Rate              4.73%      3.45%      2.57%      2.48%      2.57%      2.61%
----------------------------------------------------------------------------------------------------------------------
Borrowed Funds                     4,700          0      1,000      2,000      1,000                 8,700     8,700
Average Interest Rate              3.44%      0.00%      4.91%      4.90%      5.07%
----------------------------------------------------------------------------------------------------------------------

     Off-balance sheet financial instruments at December 31, 1999 included $7,064,000 in undisbursed lines of credit at an average interest rate of 10.04%, $2,044,000 in fixed rate loan origination commitments at 11%, $13,489,000 in adjustable rate loan origination commitments at 9.85% and $1,283,000 in adjustable rate letters of credit at an average rate of 10.50%.

MARKET RISK

When rates rise or fall the market value of the Bank's assets and liabilities will increase or decrease. As part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be acceptable. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per Financial Accounting Standard No. 115. A limitation of a negative 25% of total capital before FAS 115 (after tax) has been established as the maximum impact to equity that would be acceptable. At year-end, the impact to equity as a result of marking available for sale securities to market was an unrealized loss of $1,185,096. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 1999, the Bank determined it would take an immediate increase in excess of 200 basis points to eliminate the current capital cushion. The Bank's capital ratios are also reviewed on a quarterly basis. Unrealized gains or losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

The Eas-E Net Internet Banking product is estimated to cost the Bank approximately $82,000 in the year 2000. This product will provide customers with the ability to pay bills via personal computer and will complement Eas-E Line telephone and PC banking which are already operational. Planned software purchases include a Windows upgrade of the Bank's mainframe software and an E-mail program. Miscellaneous equipment is scheduled to be replaced and new equipment will be purchased, which will include additional ATM purchases. Repairs and remodeling totaling approximately $234,500 are also planned at the Bank's various locations. The Bank believes it has a sufficient capital base to support these capital expenditures with current assets and retained earnings.

IMPACT OF INFLATION AND CHANGING PRICES

There will always be economic events, such as the changes in the economic policies of the Federal Reserve Board that will have an impact on the profitability of the Company. Inflation may result in impaired asset growth, reduced earnings and substandard capital ratios. The net interest margin can be adversely impacted by the volatility of interest rates throughout the year. Since these factors are unknown, management attempts to structure the balance sheet and the repricing frequency of its interest-sensitive assets and liabilities to avoid a significant concentration that could result in a material negative impact on earnings.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS

EVANS BANCORP, INC.


     We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Buffalo, New York
January 25, 2000


EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets



December 31, 1999 and 1998                                                                         1999                     1998


ASSETS

Cash and cash equivalents:
  Cash and due from banks                                                                     $   8,528,778           $   7,300,780
  Federal funds sold                                                                              3,450,000                       0
                                                                                              -------------           -------------
    Total cash and cash equivalents                                                              11,978,778               7,300,780
Securities:
  Available for sale, at fair value                                                              59,550,786              45,969,587
  Held to maturity                                                                                3,448,892               4,090,385
Loans, net of allowance for loan losses of
  $838,167 in 1999 and $729,199 in 1998                                                         116,433,438             110,526,449
Properties and equipment, net                                                                     3,834,496               3,696,658
Other assets                                                                                      3,541,993               2,536,371
                                                                                              -------------           -------------
TOTAL ASSETS                                                                                  $ 198,788,383           $ 174,120,230
                                                                                              =============           =============


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
  Demand                                                                                      $  29,683,357           $  25,857,037
  NOW and money market                                                                            8,048,455               7,554,104
  Regular savings                                                                                58,819,156              47,676,615
  Time                                                                                           73,397,931              62,995,880
                                                                                              -------------           -------------
      Total deposits                                                                            169,948,899             144,083,636
Federal funds purchased                                                                                   0               2,225,000
Other borrowed funds                                                                              5,000,000               7,000,000
Other liabilities                                                                                 5,554,546               2,188,181
                                                                                              -------------           -------------
      Total liabilities                                                                         180,503,445             155,496,817
                                                                                              -------------           -------------

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:
Common stock, $.50 par value, 10,000,000 shares authorized;
  1,698,950 shares issued                                                                           849,475                 849,475
Capital surplus                                                                                  10,990,720              10,990,720
Retained earnings                                                                                 7,629,839               6,400,764
Accumulated other comprehensive (loss) income (net of tax)                                       (1,185,096)                443,308
                                                                                              -------------           -------------
                                                                                                 18,284,938              18,684,267
Less: Treasury stock, at cost (1,352 shares at December 31, 1998)                                         0                 (60,854)
                                                                                              -------------           -------------
      Total stockholders' equity                                                                 18,284,938              18,623,413
                                                                                              -------------           -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $ 198,788,383           $ 174,120,230
                                                                                              =============           =============

See notes to consolidated financial statements.


EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income


Years ended December 31, 1999, 1998 and 1997                                                1999             1998             1997


INTEREST INCOME:

Loans                                                                                  $ 9,294,995      $ 9,336,407      $ 8,632,716
Federal funds sold                                                                         180,292           84,316          122,516
Securities:
  Taxable                                                                                1,761,594        1,333,268        1,372,883
  Non-taxable                                                                            1,317,962        1,097,796          944,736
                                                                                       -----------      -----------      -----------
      Total interest income                                                             12,554,843       11,851,787       11,072,851
INTEREST EXPENSE ON DEPOSITS AND BORROWINGS                                              5,043,316        4,946,730        4,588,056
                                                                                       -----------      -----------      -----------
NET INTEREST INCOME                                                                      7,511,527        6,905,057        6,484,795
PROVISION FOR LOAN LOSSES                                                                  170,000          150,000           60,000
                                                                                       -----------      -----------      -----------
NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                                        7,341,527        6,755,057        6,424,795


NON-INTEREST INCOME:

Service charges                                                                            741,232          708,482          670,366
Gains on sales of assets, net                                                               16,103           66,208           33,809
Other                                                                                      585,583          445,504          246,487
                                                                                       -----------      -----------      -----------
      Total non-interest income                                                          1,342,918        1,220,194          950,662
                                                                                       -----------      -----------      -----------


NON-INTEREST EXPENSE:

Salaries and employee benefits                                                           3,212,869        2,807,223        2,592,120
Occupancy                                                                                  909,304          762,380          761,383
Supplies                                                                                   173,698          115,588          101,534
Repairs and maintenance                                                                    232,428          186,772          163,189
Advertising and public relations                                                           160,480          118,021          127,127
Professional services                                                                      245,575          290,858          308,617
FDIC assessments                                                                            17,041           16,395           15,328
Other                                                                                    1,098,780          899,663          779,884
                                                                                       -----------      -----------      -----------
      Total non-interest expense                                                         6,050,175        5,196,900        4,849,182
                                                                                       -----------      -----------      -----------
INCOME BEFORE INCOME TAXES                                                               2,634,270        2,778,351        2,526,275
INCOME TAXES                                                                               607,000          735,000          724,000
                                                                                       -----------      -----------      -----------
NET INCOME                                                                             $ 2,027,270      $ 2,043,351      $ 1,802,275
                                                                                       ===========      ===========      ===========

Net income per common share - basic                                                    $      1.19      $      1.20      $      1.06
                                                                                       ===========      ===========      ===========
Weighted average number of common shares                                                 1,698,523        1,698,612        1,698,950
                                                                                       ===========      ===========      ===========



See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity

Years ended December 31,
1999, 1998 and 1997
                                                                         Accumulated Other
                                Common         Capital       Retained     Comprehensive     Treasury
                                Stock          Surplus       Earnings     (Loss) Income       Stock              Total

Balance, January 1, 1997    $    849,475    $ 10,990,720   $  3,692,659   $    (22,771)   $          0      $ 15,510,083
Comprehensive income:
  1997 net income                                             1,802,275                                        1,802,275
  Unrealized gain (loss) on
  available for sale securities,
  net of reclassification
  adjustment and tax effect
  of $100,638                                                                  236,627                           236,627
                                                                                                            ------------
    Total comprehensive
    income                                                                                                     2,038,902
                                                                                                            ------------
Five-for-one stock split
Purchase of 3,966 shares
  for treasury                                                                               (130,878)          (130,878)
Cash dividends ($.30 per
  common share)                                               (509,685)                                         (509,685)
Reissuance of treasury stock
  under stock dividend plan
  of 3,966 shares                                                                              130,878           130,878
                            ------------    ------------   ------------   ------------    ------------      ------------
Balance, December 31, 1997       849,475      10,990,720      4,985,249        213,856               -        17,039,300
Comprehensive income:
  1998 net income                                             2,043,351                                        2,043,351
  Unrealized gain (loss) on
  available for sale securities,
  net of reclassification
  adjustment and tax effect
  of $107,977                                                                  229,452                           229,452
                                                                                                            ------------
    Total comprehensive
    income                                                                                                     2,272,803
                                                                                                            ------------
Cash dividends ($.37 per
  common share)                                               (627,836)                                         (627,836)
Purchase of 3,881 shares
  for treasury                                                                               (174,645)          (174,645)
Reissuance of treasury stock
  under stock dividend plan
of 2,529 shares                                                                                113,791           113,791
                            ------------    ------------   ------------   ------------    ------------      ------------
Balance, December 31, 1998       849,475      10,990,720      6,400,764        443,308        (60,854)        18,623,413
Comprehensive income:
  1999 net income                                             2,027,270                                        2,027,270
  Unrealized gain (loss) on
  available for sale securities,
  net of reclassification
  adjustment and tax effect
  of $766,297                                                               (1,628,404)                       (1,628,404)
                                                                                                            ------------
    Total comprehensive
    income                                                                                                       398,866
                                                                                                            ------------
Cash dividends ($.47 per
  common share)                                               (798,195)                                         (798,195)
Purchase of 4,434 shares
  for treasury                                                                               (205,368)          (205,368)
Reissuance of treasury stock
  under stock dividend plan
  of 5,786 shares                                                                              266,222           266,222
                            ------------    ------------   ------------   ------------    ------------      ------------
Balance, December 31, 1999  $    849,475    $ 10,990,720   $  7,629,839   $ (1,185,096)   $          0      $ 18,284,938
                            ============    ============   ============   ============    ============      ============

See notes to consolidated financial statements.


EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

Years ended December 31, 1999, 1998 and 1997                                    1999                  1998                   1997


OPERATING ACTIVITIES:
Interest received                                                          $ 12,559,167          $ 11,805,241          $ 11,027,381
Fees received                                                                 1,283,956             1,136,626               968,072
Interest paid                                                                (5,052,915)           (4,952,879)           (4,543,895)
Cash paid to employees and suppliers                                         (5,750,114)           (4,944,895)           (4,680,322)
Income taxes paid                                                              (842,482)             (863,365)             (786,000)
                                                                           ------------          ------------          ------------
      Net cash provided by operating activities                               2,197,612             2,180,728             1,985,236
                                                                           ------------          ------------          ------------

INVESTING ACTIVITIES:
Available for sale securities:
  Purchases                                                                 (30,158,490)          (35,657,818)          (26,075,499)
  Proceeds from sales                                                         3,121,468            19,652,675            22,306,088
  Proceeds from maturities                                                    8,423,564             7,686,003               686,306
Held to maturity securities:
  Purchases                                                                  (3,952,558)           (3,722,629)           (2,618,319)
  Proceeds from maturities                                                    7,099,039             2,790,562             1,736,862
Additions to properties and equipment                                          (643,470)             (414,541)             (466,472)
Increase in loans, net of repayments                                        (11,666,342)          (13,857,709)          (12,236,511)
Proceeds from sales of loans                                                  5,241,973             4,863,285             2,597,162
Proceeds from sale of other real estate owned                                   299,515                49,070                     0
Proceeds from life insurance polices surrendered                                      0               224,009                     0
                                                                           ------------          ------------          ------------
      Net cash used in investing activities                                 (22,235,301)          (18,387,093)          (14,070,383)
                                                                           ------------          ------------          ------------

FINANCING ACTIVITIES:
Proceeds from (repayments of) borrowing                                        (412,234)            8,165,920             1,059,080
Increase in deposits                                                         25,865,263             5,693,383            14,929,948
Dividends paid                                                                 (798,196)             (627,836)             (679,580)
Purchase of treasury stock                                                     (205,368)             (174,645)             (130,878)
Sale of treasury stock                                                          266,222               113,791               130,878
                                                                           ------------          ------------          ------------
      Net cash provided by financing activities                              24,715,687            13,170,613            15,309,448
                                                                           ------------          ------------          ------------

Net increase (decrease) in cash and cash equivalents                          4,677,998            (3,035,752)            3,224,301

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                           7,300,780            10,336,532             7,112,231
                                                                           ------------          ------------          ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                              $ 11,978,778          $  7,300,780          $ 10,336,532
                                                                           ============          ============          ============

(Continued)


EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows


Years ended December 31, 1999, 1998 and 1997                                         1999                1998               1997


RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net income                                                                      $ 2,027,270         $ 2,043,351         $ 1,802,275
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                                     611,579             381,115             356,663
  Provision for loan losses                                                         170,000             150,000              60,000
  Gains on sales of assets                                                          (16,103)            (66,208)            (33,809)
  Gains on life insurance policies surrendered                                            0             (97,580)                  0
  Changes in assets and liabilities affecting cash flow:
    Other assets                                                                   (832,205)           (225,835)           (367,243)
    Other liabilities                                                               237,071              (4,115)            167,350
                                                                                -----------         -----------         -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       $ 2,197,612         $ 2,180,728         $ 1,985,236
                                                                                ===========         ===========         ===========

(Concluded)

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years ended December 31, 1999, 1998 and 1997



1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General - Evans Bancorp, Inc. (the "Company") was organized in October 1988, under the Business Corporation Law of the State of New York as a bank holding company. In January 1989, the shareholders of the Evans National Bank (the "Bank") approved an Agreement and Plan of Reorganization (the "Reorganization") whereby the Bank effectively became a wholly-owned subsidiary of the Company. The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Derby, Evans, Forestville, Hamburg, North Boston, and West Seneca.

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

Foreclosed Real Estate - Foreclosed real estate is initially recorded at the lower of book or fair value (net of costs of disposal) at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management, and an allowance for potential additional losses is established by a charge to operations if the carrying value of a property exceeds fair value. Foreclosed real estate is classified as other assets on the consolidated balance sheets.

Properties and Equipment - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 31 years.

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needs to be recognized for applicable assets in 1999 or 1998.

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

Dividend Reinvestment Plan - The Company has a Dividend Reinvestment Plan (the "Plan") which provides each holder of record of the Bank's common stock the opportunity to reinvest automatically the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner. Fifth Third Bank Corporate Trust Services (the "Agent") is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Bank's common stock.

Employee Benefits and Deferred Compensation Plan - Costs are charged to salaries and employee benefits expense in the periods in which the services are rendered. Pension costs are funded on a current basis in compliance with the Employee Retirement Income Security Act and are accounted for in compliance with SFAS No. 132, "Employers' Accounting for Pensions".

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

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $885,000 and $720,000 at December 31, 1999 and 1998, respectively.

Accounting Standards Pronouncements - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which became effective for the Company in 1998. SFAS No. 130 established standards for reporting and disclosure of comprehensive income and its components in financial statement format. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has elected to display comprehensive income in the statements of stockholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The reclassification adjustments, net of tax, for the years ended December 31, 1999, 1998, and 1997 amounted to $242, $3,026 and $1,357, respectively.

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information was issued in 1997 by the Financial Accounting Standards Board. This statement established standards for the way that public business enterprises report information about operating segments in annual financial statements. Management has determined that the Bank is the Company's only operating segment. As such additional disclosures are not considered necessary.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. The adoption of SFAS No. 133 did not impact the Company's earnings or financial position. As allowed by SFAS No. 133 the Company transferred approximately $2,900,000 of certain securities from held to maturity to the available for sale classification during 1998. The realized and unrealized gains on the securities transferred were not material to the Company.

2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                                       1999
                                                        --------------------------------------------------------------------
                                                                                        Unrealized
                                                                          -------------------------------
                                                        Amortized                                                    Fair
                                                           Cost                 Gains           Losses              Value

Available for Sale:
  U.S. Government and Agency Securities                 $15,506,351        $       312        $  (563,399)        $14,943,264
  Mortgage Backed Securities                             15,136,101                  0           (780,540)         14,355,561
  State and Municipal Securities                         29,476,371             43,679           (442,839)         29,077,211
  Other Securities                                        1,174,750                  0                              1,174,750
                                                        -----------        -----------         ----------         -----------
      Total                                             $61,293,573        $    43,991        $(1,786,778)        $59,550,786
                                                        ===========        ===========        ===========         ===========
Held to Maturity:
  U.S. Government and Agency Securities                 $ 3,405,097        $         0        $         0         $ 3,405,097
  State and Municipal Securities                             43,795                  0                  0              43,795
                                                        -----------        -----------        -----------         -----------
      Total                                             $ 3,448,892        $         0        $         0         $ 3,448,892
                                                        ===========        ===========        ===========         ===========

                                                                                       1998
                                                      -----------------------------------------------------------------------
                                                                                     Unrealized
                                                                           ------------------------------

                                                         Amortized                                                   Fair
                                                            Cost              Gains             Losses               Value

Available for Sale:
  U.S. Government and Agency Securities                 $ 9,648,523        $    27,031        $   (13,104)        $ 9,662,450
  Mortgage Backed Securities                             12,534,756                  0            (92,511)         12,442,245
  State and Municipal Securities                         22,182,635            730,507                  0          22,913,142
  Other Securities                                          951,750                  0                  0             951,750
                                                        -----------        -----------        -----------         -----------
      Total                                             $45,317,664        $   757,538        $  (105,615)        $45,969,587
                                                        ===========        ===========        ===========         ===========
Held to Maturity:
  U.S. Government and Agency Securities                 $    47,565        $         0        $         0         $    47,565
  State and Municipal Securities                          4,042,820                  0                  0           4,042,820
                                                        -----------        -----------        -----------         -----------
      Total                                             $ 4,090,385        $         0        $         0         $ 4,090,385
                                                        ===========        ===========        ===========         ===========

Available for sale securities with a total fair value of $36,478,110 at December 31, 1999 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 1999 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.

                                                                         Available for                     Held to Maturity
                                                                        Sale Securities                        Securities
                                                                ------------------------------        ------------------------------
                                                                 Amortized             Fair           Amortized             Fair
                                                                   Cost                Value            Cost                Value

Due in one year or less                                         $ 1,964,288        $ 1,962,732        $ 2,872,333        $ 2,872,333
Due after year one through five years                            14,919,702         14,825,591            171,664            171,664
Due after five years through ten years                           18,056,128         17,615,570            196,931            196,931
Due after ten years                                              26,353,455         25,146,893            207,964            207,964
                                                                -----------        -----------        -----------        -----------
      Total                                                     $61,293,573        $59,550,786        $ 3,448,892        $ 3,448,892
                                                                ===========        ===========        ===========        ===========

Realized gains and losses from sales of securities for the years ended December 31, 1999 , 1998 and 1997 are summarized as follows:


                                                                                      1999              1998               1997

Gross gains                                                                        $  3,084           $ 55,727           $ 65,150
Gross losses                                                                         (3,841)           (45,664)           (67,145)
                                                                                   --------           --------           --------
Net gain (loss)                                                                    $   (757)          $ 10,063           $ (1,995)
                                                                                   ========           ========           ========



3. LOANS NET

Major categories of loans at December 31, 1999 and 1998 are summarized as follows:


                                                                                         1999               1998

Real estate - mortgages                                                            $  95,330,046      $  92,434,304
Real estate - construction                                                             3,538,079          5,105,251
Commercial                                                                            14,173,095          9,835,866
Installment                                                                            2,356,914          2,166,133
Student loans                                                                            371,453            438,670
Other                                                                                  1,101,391            891,669
Net deferred loan origination costs                                                      400,627            383,755
                                                                                   -------------      -------------
                                                                                     117,271,605        111,255,648
Allowance for loan losses                                                               (838,167)          (729,199)
                                                                                   -------------      -------------
Loans, net                                                                         $ 116,433,438      $ 110,526,449
                                                                                   =============      =============

Changes in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 were as follows:


                                                                                      1999               1998                1997

Balance, beginning of year                                                         $ 729,199          $ 609,539          $ 546,954
Provision for loan losses                                                            170,000            150,000             60,000
Recoveries                                                                             9,511             41,118             49,443
Loans charged off                                                                    (70,543)           (71,458)           (46,858)
                                                                                   ---------          ---------          ---------
Balance, end of year                                                               $ 838,167          $ 729,199          $ 609,539
                                                                                   =========          =========          =========

Loans evaluated for impairment, for which an allowance for loan impairment was not required under SFAS No. 114 due to the adequacy of related collateral values totaled approximately $1,725,000 and $754,000 at December 31, 1999 and 1998, respectively. The average recorded investment in these loans during 1999, 1998, and 1997 was approximately $889,500, $690,500, and $403,500, respectively. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $76,000, $71,000 and $58,000 in 1999, 1998 and 1997, respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 1999.

As of December 31, 1999 and 1998, the Bank had no other loans which were impaired as defined by SFAS No. 114.



4. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:


                                                                  1999                           1998

Land                                                          $   268,485                    $   268,485
Buildings and improvements                                      3,648,930                      3,362,419
Equipment                                                       3,110,305                      2,753,351
                                                              -----------                    -----------
                                                                7,027,720                      6,384,255
Less accumulated depreciation                                  (3,193,224)                    (2,687,597)
                                                              -----------                    -----------
Properties and equipment, net                                 $ 3,834,496                    $ 3,696,658
                                                              ===========                    ===========

Depreciation expense totaled $506,381 in 1999, $428,020 in 1998, and $423,564 in 1997.



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

Commitments to extend credit and standby letters of credit - As described in
Note 12, the Company was a party to financial instruments with off-balance sheet risk at December 31, 1999 and 1998. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 1999 and 1998 approximates the recorded amounts of the related fees, which are not considered material.

At December 31, 1999 and 1998, the estimated fair values of the Company's financial instruments were as follows:

                                                                       1999                          1998
                                                           ---------------------------    ---------------------------

                                                             Carrying         Fair          Carrying         Fair
                                                              Amount          Value          Amount          Value
Financial Assets:
  Cash and cash equivalents                                $  8,528,778   $  8,528,778    $  7,300,780   $  7,300,780
                                                           ============   ============    ============   ============
  Securities                                               $ 62,999,678   $ 62,999,678    $ 50,059,972   $ 50,059,972
                                                           ============   ============    ============   ============
  Loans                                                    $117,271,605                   $111,255,648
  Less: allowance for loan losses                             (838,167)                      (729,199)
                                                           ------------                   ------------
  Loans, net                                               $116,433,438   $110,857,593    $110,526,449   $110,804,706
                                                           ============   ============    ============   ============
Financial Liabilities:
  Deposits                                                 $169,948,899   $170,018,032    $144,083,636   $144,603,189
                                                           ============   ============    ============   ============
  Federal funds purchased                                  $          0   $          0    $  2,225,000   $  2,225,000
                                                           ============   ============    ============   ============
  Other borrowings                                         $  5,000,000   $  5,000,000    $  7,000,000   $  6,986,000
                                                           ============   ============    ============   ============


6. DEPOSITS

Time deposits, with minimum denominations of $100,000 each, totaled $28,856,320 and $24,208,290 at December 31, 1999 and 1998, respectively.

At December 31, 1999, the scheduled maturities of time deposits are as follows:

2000                                                                 $63,323,268
2001                                                                   8,009,272
2002                                                                   1,076,732
2003                                                                     522,048
2004                                                                     442,599
Thereafter                                                                24,012
                                                                     -----------
                                                                     $73,397,931
                                                                     ===========



7. FEDERAL FUNDS PURCHASED AND OTHER BORROWED FUNDS

Other borrowed funds consisted of a $5,000,000 long-term borrowing. The long-term borrowing consisted of various advances with interest rates ranging from 4.83% to 5.07%. The maturities of other borrowed funds are as follows:

2000                                                                $  1,000,000
2001                                                                           0
2002                                                                   1,000,000
2003                                                                   2,000,000
2004                                                                   1,000,000
----                                                                ------------
Total                                                               $  5,000,000
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


                                                                                                 1999                      1998

Change in benefit obligation:
  Benefit obligation at beginning of year                                                    $ 1,696,760                $ 1,518,858
  Service cost                                                                                    89,062                     62,689
  Interest cost                                                                                  132,676                    117,378
  Employer contributions                                                                               0                     80,333
  Actuarial gain                                                                                 (19,488)                   (45,276)
  Benefits paid                                                                                  (47,904)                   (37,222)
                                                                                             -----------                -----------
  Benefit obligations at end of year                                                           1,851,106                  1,696,760
                                                                                             -----------                -----------
Change in plan assets:
  Fair value of plan assets at beginning of year                                               1,828,978                  1,686,230
  Actual return on plan assets                                                                   151,320                     99,637
  Employer contributions                                                                               0                     80,333
  Benefits paid                                                                                  (47,904)                   (37,222)
                                                                                             -----------                -----------
  Fair value of plan assets at end of year                                                     1,932,394                  1,828,978
                                                                                             -----------                -----------
Funded status                                                                                     81,288                    132,218
Unrecognized net actuarial loss (gain)                                                           (25,602)                     7,831
Unrecognized prior service cost                                                                 (227,110)                  (241,817)
                                                                                             -----------                -----------
Accrued benefit cost                                                                         $  (171,424)               $  (101,768)
                                                                                             ===========                ===========

The Plan's assets are primarily invested in a money market fund, stocks, and bonds. Valuations of the pension plan as shown above were conducted as of October 1, 1999 and 1998. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                                        7.50 %
Rate of increase in compensation levels                               4.75 %
Expected long-term rate of return on plan assets                      7.50 %

The components of net periodic benefit cost consisted of the following:

                                                                              1999                    1998                    1997

Service cost                                                              $  89,062               $  62,689               $  51,817
Interest cost                                                               132,676                 117,378                 104,601
Expected return on plan assets                                             (135,913)               (128,242)               (106,550)
Net amortization and deferral                                               (16,169)                (16,169)                (16,169)
                                                                          ---------               ---------               ---------
Net periodic benefit cost                                                 $  69,656               $  35,656               $  33,699
                                                                          =========               =========               =========

The Bank also maintains a nonqualified supplemental executive retirement plan covering certain members of senior management. The plan provides a fixed benefit which is specific to the participant. The obligations related to the plan are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $219,000 and $61,000 at December 31, 1999 and 1998, respectively. The face values of these policies at both dates were approximately $3,400,000. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statement of financial position, and the amounts recognized in the statement of financial position.


                                                                          1999               1998

Change in benefit obligation:
  Benefit obligation at beginning of year                              $ 568,183          $ 480,874
  Service cost                                                            83,898             56,415
  Interest cost                                                           63,592             40,297
  Actuarial (gain) loss                                                  169,579             (9,403)
                                                                       ---------          ---------
  Benefit obligation at end of year                                      885,252            568,183
                                                                       ---------          ---------
Change in plan assets:
  Fair value of plan assets at beginning of year                               0                  0
  Actual return on plan assets                                                 0                  0
  Contributions to the plan                                                    0                  0
  Benefits paid                                                                0                  0
                                                                       ---------          ---------
  Fair value of plan assets at end of year                                     0                  0
                                                                       ---------          ---------
Funded status                                                           (885,252)          (568,183)
Unrecognized net actuarial loss                                          274,069            156,092
                                                                       ---------          ---------
Accrued benefit cost                                                   $(611,183)         $(412,091)
                                                                       =========          =========

Valuations of the nonqualified supplemental executive retirement plans as shown above were conducted as of October 1, 1999 and 1998. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Expected long-term rate of return on plan assets                                                              7.50 %

The components of net periodic benefit cost consisted of the following:


                                                                          1999              1998            1997

Service cost                                                           $ 83,898           $ 56,415        $ 39,900
Interest cost                                                            63,592             40,297          34,194
Net amortization and deferral                                            51,602             22,215          22,215
                                                                       --------           --------        --------
Net periodic benefit cost                                              $199,092           $118,927        $ 96,309
                                                                       ========           ========        ========

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $73,000, $70,000 and $67,000 in 1999, 1998 and 1997, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $772,000 and $734,000 at December 31, 1999 and 1998, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $171,000 and $159,000 at December 31, 1999 and 1998, respectively. The face values of these policies at both dates was approximately $1,036,000. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a deferred contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the employees contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was approximately $39,000, $36,000 and $35,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

9. STOCK OPTION PLAN

On April 21, 1999 the stockholders approved the Company's Stock Option Plan (the "Plan"). Under the provisions of the Plan, awards, up to an aggregated 85,000 shares of common stock, may be granted for employees and consultants under the Plan, awards may consist of stock options, stock appreciation rights (SARs), and Restricted Stock awards. With respect to stock options, the Committee of the Company's Board of Directors determines the option price (not to be less than fair market value) at the date of grant. The Committee will determine the applicable vesting periods for all awards as well as expiration dates, which will generally not be more than ten years. The Committee is authorized to determine all terms, restrictions, and conditions for all types of awards under the Plan. As of December 31, 1999 no awards have been granted.



10. INCOME TAXES

The components of the provision for income taxes were as follows:

                                                                      1999                    1998                   1997

Income taxes currently payable                                    $ 769,000               $ 839,000               $ 798,000
Deferred (benefit) income taxes                                    (162,000)               (104,000)                (74,000)
                                                                  ---------               ---------               ---------
Net provision                                                     $ 607,000               $ 735,000               $ 724,000
                                                                  =========               =========               =========

At December 31, 1999 and 1998 the components of the net deferred tax asset were as follows:

                                                                       1999                 1998

Deferred Tax Assets:
  Allowance for loan losses                                       $  265,000            $  208,000
  Pension premiums                                                   313,000               205,000
  Deferred compensation                                              308,000               293,000
  Unrestricted gains/losses on securities                            696,000                     0
  Other                                                               38,000                32,000
                                                                  ----------            ----------
  Gross deferred tax assets                                        1,620,000               738,000
                                                                  ----------            ----------
Deferred Tax Liabilities:
  Depreciation                                                        24,000                22,000
  Prepaid expenses                                                   160,000               153,000
  Unrestricted gains/losses on securities                                  0               209,000
                                                                  ----------            ----------
  Gross deferred tax liabilities                                     184,000               384,000
                                                                  ----------            ----------
  Net deferred tax assets                                         $1,436,000            $  354,000
                                                                  ==========            ==========

The net deferred tax asset at December 31, 1999 and 1998 is included in other assets in the accompanying consolidated financial statements.

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:


                                                                   December 31,
                                      ------------------------------------------------------------------------------------
                                                1999                          1998                           1997
                                        Amount        Percent        Amount         Percent         Amount         Percent
                                      ---------      ---------      ---------      ---------      ---------      ---------

Tax provision at
  statutory rate                      $ 896,000           34 %      $ 945,000           34 %      $ 859,000           34 %
Increase (decrease) in
  taxes resulting from:
  Tax-exempt income                    (448,000)           (17)      (373,000)           (13)      (321,000)           (13)
  State taxes, net of
    federal benefit                     159,000              6        162,000              6        136,000              5
  Other items, net                            0              0          1,000              0         50,000              2
                                      ---------      ---------      ---------      ---------      ---------      ---------
  Provision for income taxes          $ 607,000             23 %    $ 735,000             27 %    $ 724,000             28 %
                                      =========      =========      =========      =========      =========      =========




11. RELATED PARTY TRANSACTIONS

The Bank has entered into loan transactions with its directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1999 and 1998 was $4,486,346 and $4,226,739, respectively. During 1999 and 1998, new loans to such related parties amounted to $11,290,531 and $6,720,286, respectively, and repayments amounted to $11,030,923 and $6,019,753.



12. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1999 and 1998 is as follows:


                                                                  1999            1998

Commitments to extend credit                                    $22,597,000                   $21,902,497
Standby letters of credit                                         1,283,000                     1,007,055
                                                                -----------                   -----------
      Total                                                     $23,880,000                   $22,909,552
                                                                ===========                   ===========

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



13. CONCENTRATIONS OF CREDIT

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

14. ACQUISITION OF M&W GROUP, INC.

In September 1999, the Company signed a letter of intent to acquire substantially all of the assets and to assume substantially all of the liabilities of M&W Group, Inc. a full service insurance agency, for shares of common stock of the Company. The transaction will be accounted for under the purchase method of accounting. Closing of the transaction, which is anticipated during the first quarter of 2000, is subject to reaching a definitive Purchase Agreement.



15. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1999 , the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:

                                                                       1999
                            ------------------------------------------------------------------------------------------
                                                                                        Minimum To Be Well Capitalized
                                                                Minimum For Capital         Under Prompt Corrective
                                       Actual                    Adequacy Purposes             Action Provisions
                            -------------------------      ------------------------       -------------------------
                               Amount           Ratio         Amount          Ratio          Amount          Ratio

Total Capital (to Risk
  Weighted Assets)          $ 20,304,000        16.6 %     $  9,770,000        8.0 %      $ 12,213,000       10.0 %
                            ============        ====       ============        ===        ============       ====
Tier I Capital (to Risk
  Weighted Assets)          $ 19,466,000        15.9 %     $  4,885,000        4.0 %      $  7,328,000        6.0 %
                            ============        ====       ============        ===        ============        ===
Tier I Capital
  (to Average Assets)       $ 19,466,000        10.1 %     $  7,366,000        4.0 %      $  9,207,000        5.0 %
                            ============        ====       ============        ===        ============        ===

                                                                       1998
                            ------------------------------------------------------------------------------------------
                                                                                        Minimum To Be Well Capitalized
                                                                Minimum For Capital         Under Prompt Corrective
                                       Actual                    Adequacy Purposes             Action Provisions
                               Amount           Ratio         Amount          Ratio          Amount          Ratio
                            -------------------------      ------------------------       -------------------------

Total Capital (to Risk
  Weighted Assets)          $ 18,889,000        16.9 %     $  8,926,000        8.0 %      $ 11,158,000       10.0 %
                            ============        ====       ============        ===        ============       ====
Tier I Capital (to Risk
  Weighted Assets)          $ 18,170,000        16.3 %     $  4,463,000        4.0 %      $  6,695,000        6.0 %
                            ============        ====       ============        ===        ============        ===
Tier I Capital
  (to Average Assets)       $ 18,170,000        10.5 %     $  6,599,000        4.0 %      $  8,249,000        5.0 %
                            ============        ====       ============        ===        ============        ===


16. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

CONDENSED BALANCE SHEETS

December 31, 1999 and 1998                                                         1999                 1998

ASSETS
Cash                                                                          $     39,018         $     38,699
Investment in subsidiary                                                        18,245,920           18,584,714
                                                                              ------------         ------------
      Total assets                                                            $ 18,284,938         $ 18,623,413
                                                                              ============         ============

STOCKHOLDERS' EQUITY
Stockholders' Equity:
  Common stock                                                                $    849,475         $    849,475
  Capital surplus                                                               10,990,720           10,990,720
  Accumulated other comprehensive income                                        (1,185,096)             443,308
  Retained earnings                                                              7,629,839            6,400,764
                                                                              ------------         ------------
                                                                                18,284,938           18,684,267
  Less: Treasury stock, at cost (1,352 shares at December 31, 1998)                      0              (60,854)
                                                                              ------------         ------------
      Total stockholders' equity                                              $ 18,284,938         $ 18,623,413
                                                                              ============         ============


CONDENSED STATEMENTS OF INCOME

Years ended December 31, 1999, 1998 and 1997                                       1999                 1998                 1997

Dividends from subsidiary                                                     $   798,195          $   627,836          $   509,685
Other revenue                                                                      50,000               75,000               50,000
Expenses                                                                          (49,681)             (42,949)             (50,249)
                                                                              -----------          -----------          -----------
Income before equity in undistributed earnings of subsidiary                      798,514              659,887              509,436
Equity in undistributed earnings of subsidiary                                  1,228,756            1,383,464            1,292,839
                                                                              -----------          -----------          -----------
Net income                                                                    $ 2,027,270          $ 2,043,351          $ 1,802,275
                                                                              ===========          ===========          ===========


CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 1999, 1998 and 1997                                       1999                1998                  1997

Operating Activities:
  Net income                                                                  $ 2,027,270          $ 2,043,351          $ 1,802,275
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Undistributed earnings of subsidiary                                       (1,228,756)          (1,383,464)          (1,292,839)
                                                                              -----------          -----------          -----------
  Net cash provided by operating activities                                       798,514              659,887              509,436
Financing Activities - Cash dividends paid                                       (798,195)            (627,836)            (509,685)
                                                                              -----------          -----------          -----------
Net (increase) decrease in cash                                                       319               32,051                 (249)
Cash, beginning                                                                    38,699                6,648                6,897
                                                                              -----------          -----------          -----------
Cash, ending                                                                  $    39,018          $    38,699          $     6,648
                                                                              ===========          ===========          ===========


BOARD OF DIRECTORS
Evans Bancorp, Inc. and Evans National Bank







Board of Directors

(standing)
David M. Taylor
President - Concord Nurseries, Inc.

Richard M. Craig
Chairman of the Board
President and CEO -
Evans National Bank

William F. Barrett
Property and Investment Manager

Robert W. Allen
Secretary
Retired

LaVerne G. Hall
Former Chairman - L.G. Hall Building
Contractors, Inc.

(seated)
Phillip Brothman
Partner - Hurst, Brothman & Yusick

Thomas H. Waring, Jr.
Principal - Waring Financial Group

Richard C. Stevenson
Chairman - Evans Land Corp.

David C. Koch
Chairman and CEO -
New Era Cap Co., Inc.






DIRECTORS EMERITUS

Floyd H. Hurst
Carl F. Ulmer

OFFICERS

Evans Bancorp, Inc.

Richard M. Craig, COB
President and CEO

Robert W. Allen
Secretary

James Tilley
Assistant Secretary

William R. Glass
Treasurer

ADVISORY BOARD

Derby

Richard A. Gradl
Raymond S. Hazard


MANAGEMENT TEAM
(left)
Richard M. Craig, Chairman of the
Board, President and CEO;

(center)
William R. Glass, Senior Vice President -
Loan Division;

(right)
James Tilley, Senior Vice President -
Administration

EVANS NATIONAL BANK OFFICERS

CHAIRMAN OF THE BOARD PRESIDENT
AND CHIEF EXECUTIVE OFFICER
Richard M. Craig

SENIOR VICE PRESIDENT
William R. Glass
James Tilley

VICE PRESIDENT
Katherine M. Allen
George L. Catalano
Mary E. Doeing
Emily S. Hazlett
Susan J. Herold
Timothy F. Jachlewski
William J. Gray
Michael R. Noville
Jeffrey M. Werdein
Jeffrey L. White

ASSISTANT VICE PRESIDENT
Rita A. Boyland
Rose Marie Hinckley
Robert A. Hohti
Elizabeth A. Mac
Howard M. Martin, Jr.
Cathy E. Rohrich
Mary Jo Shults

BANK OFFICER

Karen M. Blecha
Michelle A. Bress
Nadine G. Houghton
Lori L. Kuczka
Mary K. Nytz
Mary D. Philbin


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

                                                                 1999                                       1998
                                                    -----------------------------           -------------------------------
Quarter                                                 High               Low                 High                  Low
                                                    ----------        -----------           ---------           -----------
First                                               $   45.00           $   45.00           $   40.00           $     38.00
Second                                              $   46.00           $   45.00           $   43.00           $     40.00
Third                                               $   47.00           $   46.00           $   45.00           $     43.00
Fourth                                              $   47.00           $   47.00           $   45.00           $     45.00

Total shares outstanding were 1,698,950 as of December 31, 1999. There were 1,193 shareholders of record on December 31, 1999. Upon written request of any shareholder, a copy of the Company's report on Form 10-K for its fiscal year ended December 31, 1999, including the financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, may be obtained, without charge, from Michelle A. Baumgarden, Evans Bancorp, Inc., 14-16 N. Main Street, Angola, N.Y. 14006.


THE ANNUAL MEETING

The Annual Meeting of the Shareholders of the Company will be held on Tuesday, April 18, 2000 at 12:30 p.m. at Romanello's South Restaurant, 5793 South Park Avenue, Hamburg, NY.


INQUIRIES

For information or assistance regarding individual stock records, transactions, dividend reinvestment accounts, dividend checks, or stock certificates, contact:
Corporate Trust Services, Fifth Third Bank, 38 Fountain Square Plaza, Mail Drop 1090F5-4129, Cincinnati, OH 45263.