Form 10-K, Exhibit 13
period 2000-12-31
EVANS BANCORP INC
filed 2001-03-29
CIK 842518

                                                                    Exhibit 13.1

                                                                            2000

                                                      [LOGO] EVANS BANCORP, INC.
                                                              2000 ANNUAL REPORT

Contents

Profile ...........................................   1

President's Message ...............................   2

Selected Financial Information ....................   5

Management Discussion and Analysis ................   6

Independent Auditors' Report ......................  13

Consolidated Financial Statements .................  14

Corporate Information .............................  32

[ICON] PROFILE

Evans Bancorp, Inc. is a bank holding company headquartered in Angola, New York and conducts its business through its wholly-owned subsidiary, Evans National Bank and its wholly-owned subsidiaries, M&W Agency, Inc. and ENB Associates Inc.

The Bank is an FDIC insured full-service commercial bank, and as of December 31, 2000 had total assets of $224,549,143, total deposits of $186,701,319 and total stockholders' equity of $25,179,072. The Bank's primary market area is located in Western New York State and specifically in southern Erie County, northern Chautauqua County and northwestern Cattaraugus County.

The principal business of the Bank is commercial banking and consists of, among other things, attracting deposits from the general public and using these funds to extend credit and to invest in securities. The Bank offers a variety of loan products to its customers including commercial loans, commercial and residential mortgage loans, and consumer loans. The Bank also offers various checking, savings, and premium savings accounts, certificates of deposit and electronic banking services including telephone banking, PC banking, Eas-E check card and is currently developing Internet Banking.

The M&W Agency, Inc. is a retail property and casualty insurance agency headquartered in Silver Creek, New York. Through its several branch offices, M&W sells, for commissions, various premium based insurance policies.

ENB Associates Inc. provides non-deposit investment products, such as mutual funds and annuities, to bank customers at bank branch locations. ENB has an agreement with a licensed broker, through which ENB can purchase and sell securities to its customers.

[ICON] PRESIDENT'S MESSAGE

As I report on 2000 as an excellent business year for Evans Bancorp, Inc. and its subsidiary Evans National Bank, it is also with great sadness and regret that we reflect on the passing of Richard M. Craig, President, Chief Executive Officer and Chairman of the Board of our Company who passed away in December, 2000.

                                    [PHOTO]

After the sudden loss of Mr. Craig, I, James Tilley, was appointed President of Evans National Bank with Phillip Brothman appointed Chairman of the Board and Thomas H. Waring, Jr. appointed Vice Chairman of the Board.

Mr. Craig fought a brief but courageous battle with cancer. His death has meant the loss of not only a respected leader, but also a beloved friend.

Mr. Craig led us into the new millennium with enthusiasm and energy, skillfully directing our business plan and growth strategy to once again achieve record-setting results for the year. On behalf of all employees and Board members, past and present, we acknowledge him for his remarkable and unforgettable contributions.

In Richard M. Craig's memory, we dedicate this annual report as a lasting testament to his leadership, vision and commitment.

Record earnings; record growth in loans and deposits.

Under Mr. Craig's direction, 2000 was once again a year of record growth for our company. A full discussion of the results can be found in the "Management Discussion and Analysis" section of this annual report; however we would like to highlight some accomplishments.

Total assets increased by $25,760,760 to $224,549,143 from $198,788,383, or
13.0%. We achieved strong deposit growth as deposits increased $16,752,420 or 9.9% over the previous year. Loans increased by $12,345,614 in 2000 to $128,779,052, a 10.6% increase over loans of $116,433,438 at the end of 1999.

While the quality of our loan portfolio continues at a high level, the increase to the provision for loan losses reflects our current assessment of the New York State economy, our local economy and recommendations of our regulators. Other considerations include the past and planned growth of our commercial loan portfolio and its concentration in commercial real estate. Our provision for loan losses is now in excess of 1.0% of outstanding loans.

Net charge-offs totaled $105,056 for 2000, which is approximately .08% of outstanding loans, as compared to $70,543, or .06% for 1999.

Net income in 2000 was $3,222,986 compared to $2,027,270 in 1999. The dramatic increase was partially due to year-end adjustments including the receipt of life insurance proceeds of $1,380,000. Other key performance ratios for 2000 include return on average assets of 1.53% as compared to 1.10% in 1999, and 15.25% return on average equity as compared to 10.72% in the previous year.

Positioning for the future.

Our objective continues to be to position Evans Bancorp for sustained long-term growth while providing sound current returns. We believe that our accomplishments in 2000, including increases in commercial loan growth and core deposit growth, are evidence that our strategy is working. But in today's competitive financial services environment, we know we cannot simply rest on past accomplishments. In 2000, we believe we set the stage for future growth with a number of initiatives.

First, our new subsidiary, ENB Associates Inc., is in place to provide customers with a wide choice of non-deposit investment options. This subsidiary enables us to deliver the sale of mutual funds and annuities through our branch network, expanding product lines and providing added convenience to our customers.

We also completed the acquisition of the business and assets of M&W Insurance Group. Our insurance agency, M&W Agency, Inc. allows us to offer customers a range of personal and commercial insurance products for individuals and small businesses. We will seek to grow these two subsidiaries by cross-selling their services through our branch network which continues to expand, including a new facility underway in North Boston.

Similarly, our corporate leasing program extends lending options to our commercial customers. Also, providing customers Internet access improves our service capabilities in retail banking. These initiatives we believe will contribute to Evans National Bank's becoming a more comprehensive financial services provider to our customer base.

Contributing to the community.

In 2000 we continued to strengthen our commitment to the communities in which we do business. An example of this commitment was the opening of the West Seneca East High School Student Banking Center. This innovative program gives students the opportunity to learn the fundamentals of banking, engage in banking activities, while at the same time exposing them to careers in the financial industry.

In 2000 we continued to strengthen our commitment to the communities in which we do business.

Our dedicated officers and employees devote a significant amount of their personal time to local organizations and charities, helping to build on our reputation as a civic-minded company. In 2000, Evans National Bank was named Business of the Year by the West Seneca Chamber of Commerce.

We will continue to encourage employee involvement in leadership roles in the community. In addition, we will seek to increase our public image through a redesigned public relations campaign.

Internet Update.

Development and testing of our Internet Banking Service - Eas-E Net - continues, with the service expected to be up and running during the first quarter of 2001. Eas-E Net completes our family of electronic banking products and will allow both commercial and retail customers to perform a variety of banking transactions, including bill payment, all under the protection of enhanced security.

We have also introduced a company Website to give customers and potential customers access to information about our Company and products, including branch locations and hours. The Website also allows individuals to communicate with the Bank via e-mail.

The Outlook.

Despite the loss of Richard Craig, we believe Evans Bancorp, Inc. has made a successful transition into 2001. Mr. Craig had assembled an exceptionally qualified team of individuals who are now more committed than ever to carry on his vision for the Company. The future holds a time of challenge and change in the banking industry; however, thanks to the direction and foresight of Mr. Craig, and the dedication of our employees, we believe we are well positioned for continued growth.

In 2000, Richard C. Stevenson retired from the Board of Directors after 42 years of service. Mr. Stevenson's contributions to our success have been very significant and he will continue as Director Emeritus. We wish him a long, healthy and happy retirement. Robert G. Miller, Jr., President of M&W Agency, Inc., was appointed as a director by the Board of Directors effective January 1, 2001, to fill the vacancy.

The dedication of our employees makes Evans National Bank successful. During 2000, the following employees were recognized for their years of service: Nadine
G. Houghton (35 years); Katherine M. Allen (25 years), Michelle A. Baumgarden, Lynn M. Fulton, and Mary Jean Williams (20 years); Carol Ann Czora (10 years) and Frederick C. Herold, Amy S. Kester, George L. Catalano, Julie M. Heimburg and Suzanne R. McMillan (5 years).

In closing, we have excellent business momentum and are confident in our ability to continue to build shareholder value. I would like to thank the Board of Directors and employees for their enthusiasm, support and hard work. I would especially like to thank our customers and loyal shareholders for your confidence. We believe 2001 will be another excellent year for Evans Bancorp, Inc.

                                /s/ James Tilley

                                  James Tilley

                                    President

                                    [PHOTO]

[ICON] SELECTED FINANCIAL INFORMATION

For the year ended December 31,           2000            1999            1998          1997            1996

RESULT OF OPERATIONS

Interest Income                     $   15,070,769 $    12,554,843 $   11,851,787 $   11,072,851 $     9,799,815
--------------------------------------------------------------------------------------------------------------------
Interest Expense                         6,490,680       5,043,316      4,946,730      4,588,056       3,912,761
--------------------------------------------------------------------------------------------------------------------
Net Interest Income                      8,580,089       7,511,527      6,905,057      6,484,795       5,887,054
--------------------------------------------------------------------------------------------------------------------
Non-Interest Income                      3,648,181       1,342,918      1,220,194        950,662         930,986
--------------------------------------------------------------------------------------------------------------------
Non-Interest Expense                     7,535,034       6,050,175      5,196,900      4,849,182       4,555,398
--------------------------------------------------------------------------------------------------------------------
Net Income                               3,222,986       2,027,270      2,043,351      1,802,275       1,614,642
--------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA

Total Assets                        $  224,549,143 $   198,788,383 $  174,120,230 $  158,542,163 $   140,898,057
--------------------------------------------------------------------------------------------------------------------
Loans - Net                            128,779,052     116,433,438    110,526,449    101,627,427      92,087,902
--------------------------------------------------------------------------------------------------------------------
Allowance for Loan Losses                1,428,467         838,167        729,199        609,539         546,954
--------------------------------------------------------------------------------------------------------------------
Securities                              73,121,218      62,999,678     50,059,972     40,400,374      36,054,324
--------------------------------------------------------------------------------------------------------------------
Total Deposits                         186,701,319     169,948,899    144,083,636    138,391,327     123,461,379
--------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                    25,179,072      18,284,938     18,623,413     17,039,300      15,510,083
--------------------------------------------------------------------------------------------------------------------

PER SHARE DATA

Net Income                          $         1.83 $          1.19 $         1.20 $         1.06 $          0.95
--------------------------------------------------------------------------------------------------------------------
Cash Dividend                       $         0.52 $          0.47 $         0.37 $         0.30 $          0.22
--------------------------------------------------------------------------------------------------------------------
Book Value at Year End              $        14.31 $         10.76 $        10.96 $        10.03 $          9.13
--------------------------------------------------------------------------------------------------------------------
Market Value                        $        47.00 $         47.00 $        45.00 $        38.00 $         27.20*
--------------------------------------------------------------------------------------------------------------------
Weighted Average Shares                  1,756,695       1,698,523      1,698,612      1,698,950       1,698,950
--------------------------------------------------------------------------------------------------------------------

*Retroactively adjusted for stock dividends and stock splits

[ICON] MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
       OPERATIONS

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

On February 15, 2000 the Bank entered into an agreement with O'Keefe Shaw & Co., Inc. establishing ENB Associates Inc. ("ENB"), a wholly-owned subsidiary of the Bank. As part of the Bank's banking activities, on March 11, 2000 ENB Associates Inc. began the activity of providing non-deposit investment products, such as annuities and mutual funds, to bank customers.

Effective September 1, 2000 the Company completed the acquisition of the assets, business and certain liabilities of M&W Group, Inc., a retail property and casualty insurance agency headquartered in Silver Creek, New York, with offices located in Angola, North Collins, South Dayton, Cattaraugus, Randolph, and West Seneca, New York. The insurance agency acquired is operated through M&W Agency, Inc. a wholly-owned subsidiary of the Bank. M&W Agency, Inc. sells various premium-based insurance policies on a commission basis.

[BAR GRAPH]

Net Income
($ Millions)

 1.6     1.8    2.0      2.0     3.2
1996    1997   1998     1999    2000

Commencing in 2000, the Company operates in two reportable segments - banking and insurance. For the years ended December 31, 1999 and 1998, the Company determined that its business was comprised of banking activity only.

The following discussion of financial condition and results of operations of the Company and the Bank and its wholly-owned subsidiaries should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in this Management Discussion and Analysis may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "may", and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company or the Company's management and are subject to a number of risks and uncertainties, including but not limited to economic, competitive, regulatory, and other factors affecting the Company's operations, markets, products and services, as well as expansion strategies and other factors discussed elsewhere in this report and other filings by the Company with the Securities and Exchange Commision. Many of these factors are beyond the Company's control.

RESULTS OF OPERATIONS

Net interest income, the difference between interest income and fee income on earning assets, such as loans and securities, and interest expense on deposits and borrowings, provides the basis for the Bank's results of operations. These results are also impacted by non-interest income, the provision for credit losses, non-interest expense and income taxes. Net income of $3,222,986 consists of $3,178,293 related to the Company's banking activities and $44,693 related to the Company's insurance activities. The total net income of $3,222,986 or $1.83 per share in 2000 increased considerably over net income of $2,027,270 or $1.19 per share for 1999. This increase is partially attributable to proceeds from a life insurance policy recorded at the end of December 2000, naming the Bank as beneficiary. This policy was purchased to indirectly fund a future obligation of the Bank as part of the

Supplemental Employee Retirement Plan ("SERP"). Without the life insurance proceeds the per share data is comparable to 1999.

NET INTEREST INCOME

Net interest income, before the provision for credit losses, increased 14.2% from 1999 to 2000, compared to an increase of 8.8% from 1998 to 1999. Average earning assets increased $25.4 million in 2000 versus an increase of $19.3 million in average interest-bearing liabilities. The tax-equivalent yield on earning assets increased 36 basis points from 7.71% in 1999 to 8.07% in 2000. The cost of funds increased 45 basis points, from 3.75% in 1999 to 4.20% in 2000. The Bank's net interest margin remained the same, 4.43% at December 31, 2000 and at December 31, 1999. In 1999, the increase in net interest income of 8.8% was due to an increase of $18.5 million in earning assets over 1998. The tax-equivalent yield earned on those assets dropped 40 basis points from the prior year, to 7.71% from 8.11%. The average cost of funds on interest-bearing liabilities decreased 34 basis points over that time period, from 4.09% in 1998 to 3.75% in 1999. The volume of interest-bearing liabilities increased 11.3% in 1999 over 1998 or $13.6 million. The Bank's net interest margin narrowed from 4.52% in 1998 to 4.43% in 1999.

Management believes there are two main factors contributing to the net interest margin remaining the same for 2000 and 1999. One factor is the impact of the interest rate policy of the Federal Reserve. In its efforts to slow down the economy, the Federal Reserve Board increased short-term interest rates three times for a total of 75 basis points in 1999, increasing rates 25 basis points on three occasions beginning in June. In 2000, Federal Reserve raised rates an additional 100 basis points, 25 basis points in February, 25 basis points in March and 50 basis points in May. These moves led to increases in the prime rate. Interest rates on new securities issues have increased as well. Investments were made throughout the year to take advantage of the high yields available.

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

[BAR GRAPH]

Net Interest Income
($ Millions)

 5.9     6.5     6.9     7.5     8.6
1996    1997    1998    1999    2000

PROVISION FOR LOAN LOSSES

The provision for loan losses represents the amount charged against the Bank's earnings to establish a reserve of allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. Factors considered include loan concentrations, charge-off history, delinquent loan percentages, input from regulatory agencies and general economic conditions. In 2000, the Bank increased the amount charged against earnings for loan losses to $689,000 from $170,000 in 1999. In 1998, $150,000 was charged against earnings for this purpose.

The following table summarizes the Bank's actual loan losses, total of non-performing loans and total allowance for loan losses for 2000, 1999 and 1998, both in dollars and as a percentage of total loans outstanding:

                                      2000                    1999                    1998
---------------------------------------------------------------------------------------------------
Actual Loan Losses              $  105,056 0.08%       $   70,543   0.06%       $   71,458  0.06%
---------------------------------------------------------------------------------------------------
Non-Performing Loans            $1,460,000 1.13%       $1,771,625   1.52%       $1,452,000  1.32%
---------------------------------------------------------------------------------------------------
Allowance for Loan Losses       $1,428,467 1.11%       $  838,167   0.72%       $  729,199  0.66%
---------------------------------------------------------------------------------------------------

Although an increase in loan losses was experienced in the past year, the increase in the reserve is reflective of a continued growth trend in commercial loans as well as management's assessment of the local economic environment. The local economy has lagged behind both New York State and national prosperity, while continuing to be hampered by marginal job growth and a declining population base. Although not reflected in the Bank's historical performance, the portfolio may be susceptible in the event of an economic downturn. Management's increase to the reserve during the fourth quarter of 2000 was a result of their analysis of the above factors and the regulations promulgated by the Office of the Comptroller of the Currency.

NON-INTEREST INCOME

Total non-interest income increased approximately $2,305,000 or 171.7% in 2000 over 1999. This compares to an increase of approximately $123,000 from 1998 to 1999. Non-interest income for 2000 included approximately $1,380,000, which the Bank recorded as the beneficiary of a life insurance policy on the former Chairman, President and CEO. Approximately $158,000 was recorded for an increase in the cash surrender value of life insurance policies held on certain bank officers. Approximately $114,000 was recorded for an increase in the cash surrender value of life insurance policies held on certain directors.

[BAR GRAPH]

Net Loans
($ Millions)

92.1   101.6   110.5   116.4    128.8
1996    1997    1998    1999    2000

In 2000, the Bank received a six-month benefit from the service charge increase instituted in July 2000. Loan-related income also increased in 2000. This included prepayment penalties collected on loans and dividends received as a result of the Bank's participation in the New York State Bankers Group Insurance Trust.

Losses realized on the sale of assets totaled approximately $88,000 in 2000 versus approximately $16,000 in gains realized in 1999. In 2000, planned sales of securities resulted in net losses of $53,000. These losses will be offset by additional interest income earned on the reinvestment of proceeds in higher-yielding bonds.

Premiums received on the sale of student loans to the Student Loan Marketing Association ("SLMA") were approximately $5,600. In 1999, gains on sales to SLMA were approximately $6,400. About $2,200 in premiums were received on mortgages sold to the Federal National Mortgage Association ("FNMA") in 2000. This compares to $7,800 received in 1999. The Bank has been affiliated with both SLMA and FNMA since 1995. The Bank also sold in 2000, two properties, which it owned as a result of foreclosure. Total losses of $35,000 were experienced on these sales.

Other non-interest income reflected an increase of approximately $646,000 due to sales of insurance by the M&W Agency, Inc., since it commenced operations in September 2000.

NON-INTEREST EXPENSE

Total non-interest expense increased approximately $1.5 million or 24.5% in 2000 over 1999. In 2000, the ratio of non-interest expense to average assets was 3.55% compared to 3.24% in 1999 and 3.14% in 1998. Non-interest expense categories include those most impacted by branch expansion, the acquisition of the M&W Agency, Inc. and the addition of ENB Associates Inc.-salaries, occupancy, advertising, and supplies, among others. Salary and benefit expense increased 23.0% in 2000. Of the $739,000 increase, approximately $374,000 is attributable to the operation of the M&W Agency, Inc. The remainder of the increase included merit/promotional increases, other additional staffing and expenses related to the Bank's retirement plans. Occupancy expenses increased about $115,000 or 12.7%. The cost of the occupancy expense for M&W Agency, Inc. contributed $42,000 to occupancy expense. Approximately $24,000 in increased expense for supplies included materials purchased as a result of the Bank's Year 2000 initiative in January. This included forms and envelopes used to provide each customer with a bank statement as of December 31, 1999, in addition to their regularly scheduled statement. This also included the purchase of stationery with the Bank's new logo. Repairs and maintenance increased approximately $33,000 or 14.1%. This was largely due to M&W Agency, Inc. Advertising costs went down $13,000 or 8.1% from the total in 1999. In 1999 advertising costs had increased over the prior year by $42,000 or 36.0%. About 75% of the increase was attributed to the promotion of the newly-opened West Seneca branch over that time period. The remaining 25% of that amount was spent on promoting the Bank's PC and telephone banking services. Professional services increased about $41,000 or 16.7% due to increased fees. The FDIC assessment increased 102.3% in 2000. New assessment rates went into effect on January 1, 2000. Other insurance increased approximately $85,000 or 30.9% due to premiums paid for life insurance policies held on certain bank officers and directors.

Miscellaneous other expenses increased 53.9% or approximately $444,000 in 2000. Expenses associated with originating loans, telephone costs, postal costs, maintenance on foreclosed properties and correspondent bank service charges also fall under miscellaneous expenses. All of these categories increased in 2000. Miscellaneous other expenses were impacted by the M&W Agency, Inc. acquisition, of approximately $70,000. Expense also related to the M&W Agency, Inc. acquisition is four months of goodwill expense of approximately $106,000.

TAXES

The provision for income taxes in 2000 of $781,000 reflects an effective tax rate of 19%. This compares to $607,000 or 23% in 1999 and $735,000 or 27% in 1998. The favorable tax position maintained by the bank is attributable to the substantial investments in tax advantaged municipal bonds and the life insurance proceeds recorded as tax exempt income in 2000. The effective tax rate without the life insurance proceeds would have been 31%.

FINANCIAL CONDITION

The Bank had total assets of $224.5 million at December 31, 2000, an increase of $25.8 million or 13.0% over $198.8 million at December 31, 1999. Net loans of $128.8 million increased 10.6% or $12.3 million over the previous year. Securities increased $10.1 million or 16.1% . Cash and cash equivalents decreased $2.6 million or 21.9%. Deposits grew by $16.8 million or 9.9%. Shareholders' equity increased $6.9 million or 37.7%, approximately $2.9 million of which is attributable to the M&W Agency, Inc. acquisition. Unrealized gains/ losses on investment securities held by the Bank increased $1.7 million over 1999.

[BAR GRAPH]

Total Deposits
($ Millions)

123.5  138.4   144.1   169.9   186.7
 1996   1997    1998    1999    2000

LOANS

Loans comprised 61.8% of the Bank's total average earning assets in 2000. Actual year-end balances increased 10.6% versus an increase of 5.3% in 1999 and 8.8% in 1998. The Bank continues to focus its lending on commercial and residential mortgages, commercial loans and home equity loans. Commercial mortgages make up the largest segment of the portfolio at 47.9% of total loans. Residential mortgages comprise 18.9% of the portfolio and commercial loans account for 14.1% of outstanding loans. 15.5% are home equity loans and direct financing lease loans account for 1.0% of outstanding loans.

At December 31, 2000, the Bank had a loan/deposit ratio of 69.7%. This compares to a loan/deposit ratio of 69.0% at December 31, 1999.

The Bank currently retains the servicing rights to $8.9 million in long-term mortgages sold to the Federal National Mortgage Association ("FNMA") since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated interest rate risks, while retaining customer account relationships.

The Bank continues its contractual arrangement with the Student Loan Marketing Association ("SLMA") whereby SLMA services the Bank's loans to borrowers who are still in school and subsequently purchases those loans. Approximately $800,000 in student loans were sold to SLMA in 2000. Student loans presently make up 0.26% of total loans.

SECURITIES AND FEDERAL FUNDS SOLD

Securities and federal funds sold made up the remaining 38.2% of the Bank's total average earning assets at December 31, 2000. These categories provide the Bank with additional sources of liquidity and income. The Bank's securities portfolio increased 16.1% over the prior year. It continues to be strongly concentrated in tax-advantage municipal bonds, which make up 43.0% of the portfolio, US government-guaranteed mortgage-backed securities which make up 21.6% of bonds, and US government-sponsored agency bonds of various types which comprise 32.4% of the total. As a member of both the Federal Reserve System and the Federal Home Loan Bank, the Bank is required to hold stock in those entities. These investments made up 1.7% of the portfolio at December 31, 2000. The credit quality of the portfolio is strong, with 89% of the portfolio carrying the equivalent of a Moody rating of AAA.

Federal funds sold balances are largely maintained for liquidity purposes. The average balance maintained in fed funds sold declined in 2000 to 1.3% of total average earning assets from 2.1% the previous year. In 1999, the Bank maintained higher balances in these overnight investments as part of its liquidity contingency plan for the Year 2000.

The tax-equivalent yield earned on securities and federal funds sold increased 57 basis points in 2000 moving from 6.33% in 1999 to 7.00% in 2000. This compares to 6.58% in 1998. High yields were available on bonds throughout the year, and new investments were concentrated in longer term bonds with call protection. Also, low-yielding bonds were sold and replaced with higher-yielding bonds. Although the Bank experienced $53,000 in net losses on these sales, the losses will be made up in additional interest income. As stated earlier, the volume of federal funds sold decreased in 2000, however, the yield on this category increased from 4.94% in 1999 to 6.04% in 2000.

Statement of Financial Accounting Standard ("SFAS") No. 115 outlines accounting and reporting requirements for investment securities. All securities are designated at the time of purchase as either "held to maturity" or "available for sale". Securities designated as held to maturity are stated on the balance sheet at amortized cost. Those designated as available for sale are reported at fair market value. At December 31, 2000, $3,475,401 in securities were designated as held to maturity. These bonds are primarily investments that the Bank has made in its local trade area.

The available for sale portfolio totaled $69,645,817 or approximately 95.2% of the Bank's securities portfolio at December 31, 2000. Net unrealized gains and losses on available for sale securities resulted in a net unrealized gain of $786,030 at December 31, 2000 as compared to a net unrealized loss of $1.7 million at December 31, 1999. Rates increased at the end of 1999, driving market prices down on fixed income bonds held in the portfolio. Although rates did not decrease until January of 2001, the anticipation of decreasing rates drove market prices up at the end of 2000. Unrealized gains and losses on available for sale securities are reported, net of taxes, as a separate component of shareholders' equity. At December 31, 2000, the impact to equity was a net unrealized gain of $534,500.

DEPOSITS

Total deposits increased $16.8 million or 9.9% in 2000 over 1999. Although all of the Bank's branches have experienced deposit growth, the most significant increases have come from the West Seneca and Hamburg offices opened in 1999 and 1995, respectively. Core deposit growth has been an area the Bank has focused on and success is evident in the 23.3% increase in Demand Deposits and 18.7% increase in NOW accounts. Although the year-end balance in regular savings declined 1.2% from the previous year, the decrease has been concentrated in the traditional passbook and statement savings products. The tiered rate Premium Savings product remains a strong product with balances averaging $18.9 million in 2000. In 2000, the Bank added a new Business Savings account for commercial customers, which has averaged about $3.4 million in balances per month. Time deposits of less than $100,000 increased 15.9% in 2000 as customers took advantage of the favorable rate environment and put money in certificates of deposit of various terms.

Certificates of deposit in excess of $100,000 increased 6.7%. These funds are generally not considered core deposits. Most of these deposits are obtained from municipalities through the competitive bidding process. Others are obtained from commercial and retail customers looking for the safety of a FDIC-insured deposit. These deposits have increased significantly over the past several years due to the Bank's expansion of its trade area.

Evans National Bank remains committed to providing quality products and making banking convenient for its customers. The Eas-E Line services, which include telephone and personal computer banking, will soon be supplemented by Eas-E Net Internet Banking. This new service will enable customers to access account information and pay bills via the Internet. The Bank's recently developed website, evansnationalbank.com, is another resource for obtaining information regarding the Bank's products and services. In March 2000 the Bank formed ENB, an investment subsidiary, which provides customers with the opportunity to purchase mutual funds and annuities at their local branch of the Bank. In September, the Bank acquired an insurance subsidiary, M & W Agency, Inc., which specializes in property and casualty insurance. M & W has seven offices throughout the Bank's trade area, including one conveniently located in the Bank's West Seneca branch.

In 2000, the Bank opened an in-school branch banking facility in West Seneca East High School. This facility is staffed by students, and provides not only access to bank services, but also an educational opportunity for students who may be interested in banking as a career.

LIQUIDITY

The Bank utilizes cash flows from the investment portfolio and federal funds sold balances to manage the liquidity requirements it experiences due to loan demand and deposit fluctuations. The Bank also has many borrowing options. As a member of the Federal Home Loan Bank ("FHLB"), the Bank is able to borrow funds at competitive rates. Advances of up to $10.8 million can be drawn on the FHLB via the Overnight Line of Credit Agreement. An amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances. The Bank also has the ability to purchase $4,000,000 in federal funds from one of its correspondent banks. By placing sufficient collateral in safekeeping at the Federal Reserve Bank, the Bank could also borrow at the discount window.

The cash flows from the investment portfolio are laddered to provide funds principal and interest payments at various times as liquidity needs may arise. Contractual maturities are also laddered, with consideration as to the volatility of market prices to ensure that a sufficient amount of securities is available that could be sold without incurring significant losses. At December 31, 2000 approximately 5.7% of the Bank's securities had maturities of one year or less and approximately 18.6% had maturity dates of five years or less. At December 31, 2000 the Bank had net short-term liquidity of $18.0 million as compared to $7.9 million at December 31, 1999. Available assets of $76.3 million less public and purchased funds of $45.7 million resulted in a long-term liquidity ratio of 167% versus 149% at December 31, 1999.

Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient level of US government and government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

Total cash and cash equivalents decreased approximately $2.6 million or 21.9% from 1999 to 2000. Excess cash was kept for the Y2K contingency for year-end 1999. Since then the excess cash has been reinvested in the securities portfolio resulting in the decrease in total cash and cash equivalents for year-end 2000.

INTEREST RATE RISK

Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate-sensitive assets and rate-sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice within a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 2000 the Bank was in a negative gap position with $13.0 million more in rate-sensitive liabilities repricing over the next year than in rate-sensitive assets. The Bank's asset/liability limit, as defined in its asset/liability policy, is a difference of +/- 15% of the Bank's total assets, which amounted to +/- $33.7 million at December 31, 2000. The gap ratio (rate-sensitive assets/rate-sensitive liabilities) at that date was 84%.

Off-balance sheet financial instruments at December 31, 2000 included $8,546,000 in undisbursed lines of credit at an average interest rate of 11.0%, $2,444,000 in fixed rate loan origination commitments at 10.9%, $16,445,000 in adjustable rate loan origination commitments at 11.1% and $1,203,000 in adjustable rate letters of credit at an average rate of 11.5%.

Expected maturity date -
year ended December 31,          2001       2002       2003       2004       2005   There-after   Total   Fair Value

INTEREST-EARNING
ASSETS ($000S)

Loans Receivable, Fixed Rate    11,581      6,161      5,876      4,336      4,448     18,265     50,667    51,052
Average Interest Rate             8.91%      8.88%      8.76%      8.54%      8.31%      8.03%
--------------------------------------------------------------------------------------------------------------------------
Loans Receivable, Adj. Rate     18,836      4,709      3,898      2,311      6,264     42,282     78,300    78,300
Average Interest Rate             9.83%      9.19%      8.93%      9.35%      8.96%      8.70%
--------------------------------------------------------------------------------------------------------------------------
Federal Funds Sold               1,250
Average Interest Rate             6.00%
--------------------------------------------------------------------------------------------------------------------------
Investments                     13,166      6,483     10,496      7,721      8,030     27,225     73,121    73,121
Average Interest Rate             6.87%      7.32%      7.62%      7.12%      7.21%      7.51%
--------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES ($000S)

Deposits                        71,095     37,260     14,699     14,332     12,151        557    150,094   150,626
Average Interest Rate             5.22%      5.00%      2.50%      2.41%      2.33%      1.07%
--------------------------------------------------------------------------------------------------------------------------
Borrowed Funds                      54      1,033      2,000      1,124         84        114      4,409     4,409
Average Interest Rate            10.60%      5.19%      4.90%      5.51%      8.00%      9.00%
--------------------------------------------------------------------------------------------------------------------------

MARKET RISK

When rates rise or fall, the market value of the Bank's assets and liabilities will increase or decrease. As a part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be acceptable. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per SFAS No. 115. A limitation of a negative 25% of total capital before SFAS No. 115 (after tax) has been established as the maximum impact to equity as a result of marking available for sale securities to market that would be acceptable. At year-end, the impact to equity as a result of marking available for sale securities to market was an unrealized gain of $534,500. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 2000 the Bank determined it would take an immediate increase in rates in excess of 200 basis points to eliminate the current capital cushion. The Bank's capital ratios are also reviewed on a quarterly basis. Unrealized gains and losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

The construction and furnishing of a new office in North Boston is anticipated to cost the Bank approximately $715,000 in 2001. The Bank has leased the existing North Boston office, since that branch was acquired in 1989. The vacant lot was purchased in 1991 and preliminary work has been done on the site. Current plans call for the new facility to be ready to be occupied by mid-year 2001. The present tenant in the Erie Road building adjacent to the Derby Office is expected to vacate the building in 2001. At that time the Bank will renovate the building for its own use. These renovations are expected to total $150,000. Other planned expenditures include replacing a number of personal computers, replacing/adding automated teller machines (ATMs) and miscellaneous other equipment and software upgrades. The Bank believes it has a sufficient capital base to support these capital expenditures with current assets and retained earnings.

IMPACT OF INFLATION AND CHANGING PRICES

There will always be economic events, such as the changes in the economic policies of the Federal Reserve Board that will have an impact on the profitability of the Company. Inflation may result in impaired asset growth, reduced earnings and substandard capital ratios. The net interest margin can be adversely impacted by the volatility of interest rates throughout the year. Since these factors are unknown, management attempts to structure the balance sheet and repricing frequency of assets and liabilities to avoid a significant concentration that could result in a negative impact on earnings.

New Accounting Standards

In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Management has determined that this standard will not have a significant impact on the Company's financial condition and results of operation.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Evans Bancorp, Inc. We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Buffalo, New York
February 1, 2001

EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets

December 31, 2000 and 1999                                                  2000            1999

ASSETS
Cash and cash equivalents:
   Cash and due from banks                                               $  8,108,912   $   8,528,778
   Federal funds sold                                                       1,250,000       3,450,000
                                                                         ------------   -------------
        Total cash and cash equivalents                                     9,358,912      11,978,778
Securities:
   Available for sale, at fair value                                       69,645,817      59,550,786
   Held to maturity                                                         3,475,401       3,448,892
Loans, net of allowance for loan losses of $1,428,467 in 2000
   and $838,167 in 1999                                                   128,779,052     116,433,438
Properties and equipment, net                                               3,776,869       3,834,496
Other assets                                                                9,513,092       3,541,993
                                                                         ------------   -------------
TOTAL ASSETS                                                             $224,549,143   $ 198,788,383
                                                                         ============   =============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
   Demand                                                                $ 36,607,680   $  29,683,357
   NOW and money market                                                     9,550,131       8,048,455
   Regular savings                                                         58,142,285      58,819,156
   Time                                                                    82,401,223      73,397,931
                                                                         ------------   -------------
        Total deposits                                                    186,701,319     169,948,899
Other borrowed funds                                                        4,409,068       5,000,000
Securities sold under agreements to repurchase                              3,869,172       3,699,829
Other liabilities                                                           4,390,512       1,854,717
                                                                         ------------   -------------
        Total liabilities                                                 199,370,071     180,503,445
                                                                         ------------   -------------

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:
Common stock, $.50 par value, 10,000,000 shares authorized;
   1,759,601 and 1,698,950 shares issued and outstanding, respectively        879,801         849,475
Capital surplus                                                            13,810,991      10,990,720
Retained earnings                                                           9,953,780       7,629,839
Accumulated other comprehensive income (loss), net of tax                     534,500      (1,185,096)
                                                                         ------------   -------------
        Total stockholders' equity                                         25,179,072      18,284,938
                                                                         ------------   -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $224,549,143   $ 198,788,383
                                                                         ============   =============


See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income

Years Ended December 31, 2000, 1999 and 1998        2000           1999          1998

INTEREST INCOME:
Loans                                          $ 10,616,225    $ 9,294,995   $ 9,336,407
Federal funds sold                                  158,635        180,292        84,316
Securities:
   Taxable                                        2,746,273      1,761,594     1,333,268
   Non-taxable                                    1,549,636      1,317,962     1,097,796
                                               ------------    -----------   -----------
        Total interest income                    15,070,769     12,554,843    11,851,787

INTEREST EXPENSE ON DEPOSITS AND
BORROWINGS                                        6,490,680      5,043,316     4,946,730
NET INTEREST INCOME                               8,580,089      7,511,527     6,905,057
PROVISION FOR LOAN LOSSES                           689,000        170,000       150,000
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                7,891,089      7,341,527     6,755,057

NON-INTEREST INCOME:
Service charges                                     862,207        741,232       708,482
Net (loss) gains on sales of assets                 (88,114)        16,103        66,208
Premium on loans sold                                 7,818         14,155        56,145
Life insurance proceeds                           1,380,318              0             0
Other                                             1,485,952        571,428       389,359
                                               ------------    -----------   -----------
   Total non-interest income                      3,648,181      1,342,918     1,220,194
                                               ------------    -----------   -----------

NON-INTEREST EXPENSE:
Salaries and employee benefits                    3,951,446      3,212,869     2,807,223
Occupancy                                         1,024,465        909,304       762,380
Supplies                                            197,614        173,698       115,588
Repairs and maintenance                             265,296        232,428       186,772
Advertising and public relations                    147,460        160,480       118,021
Professional services                               286,607        245,575       290,858
FDIC assessments                                     34,481         17,041        16,395
Other Insurance                                     359,206        274,456       173,176
Other                                             1,268,459        824,324       726,487
                                               ------------    -----------   -----------
    Total non-interest expense                    7,535,034      6,050,175     5,196,900
                                               ------------    -----------   -----------
INCOME BEFORE INCOME TAXES                        4,004,236      2,634,270     2,778,351
INCOME TAXES                                        781,250        607,000       735,000
                                               ------------    -----------   -----------
NET INCOME                                     $  3,222,986    $ 2,027,270   $ 2,043,351
                                               ============    ===========   ===========
Net income per common share - basic            $       1.83    $      1.19   $      1.20
                                               ============    ===========   ===========
Weighted average number of common shares          1,756,695      1,698,523     1,698,612
                                               ============    ===========   ===========


See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2000, 1999 and 1998


                                                   Common         Capital      Retained    Accumulated     Treasury
                                                   Stock          Surplus      Earnings       Other          Stock        Total
                                                                                          Comprehensive
                                                                                              Income
                                                                                              (Loss)

Balance, January 1, 1999                         $   849,475    $ 10,990,720    $4,985,249   $   213,856    $      0    $17,039,300
Comprehensive income:
  1998 net income                                                                2,043,351                                2,043,351
  Unrealized gain on available
  for sale securities, net of reclassification
  adjustment and tax effect of $107,977                                            229,452                                  229,452
  Total comprehensive income                                                                   2,272,803
Cash dividends ($.37 per common share)                                            (627,836)                                (627,836)
Purchase of 3,881 shares for treasury                                                                       (174,645)      (174,645)
Reissuance of treasury stock under
  stock dividend plan of 2,529 shares                                                                        113,791        113,791
                                                 -----------    ------------    ----------   -----------    --------    -----------
Balance, December 31, 1998                           849,475      10,990,720     6,400,764       443,308     (60,854)    18,623,413
Comprehensive income:
  1999 net income                                                                2,027,270                                2,027,270
  Unrealized loss on available
  for sale securities, net of reclassification
  adjustment and tax effect of $766,297                                                       (1,628,404)                (1,628,404)
                                                                                                                        -----------
  Total comprehensive income                                                                                                398,866
                                                                                                                        -----------
Cash dividends ($.47 per common share)                                            (798,195)                                (798,195)
Purchase of 4,434 shares for treasury                                                                       (205,368)      (205,368)
Reissuance of treasury stock under
  stock dividend plan of 5,786 shares                                                                        266,222        266,222
                                                 -----------    ------------    ----------   -----------    --------    -----------
Balance, December 31, 1999                           849,475      10,990,720     7,629,839    (1,185,096)       --       18,284,938
Comprehensive income:
  2000 net income                                                                3,222,986                                3,222,986
Unrealized gain on available
  for sale securities, net of reclassification
  adjustment and tax effect of $550,271                                                        1,719,596                  1,719,596
                                                                                                                        -----------
  Total comprehensive income                                                                                              4,942,582
                                                                                                                        -----------
Cash dividends ($.52 per common share)                                            (899,045)                                (899,045)
Purchase of 5,825 shares for treasury                                                                       (273,775)      (273,775)
Reissuance of treasury stock under
  stock dividend plan of 5,825 shares                                                                        273,775        273,775
Issuance of shares for M&W acquisition                30,326       2,820,271                                              2,850,597
                                                 -----------    ------------    ----------   -----------    --------    -----------
Balance, December 31, 2000                       $   879,801    $ 13,810,991    $9,953,780   $   534,500    $      0    $25,179,072
                                                 ===========    ============    ==========   ===========    ========    ===========

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

Years Ended December 31, 2000, 1999 and 1998                    2000            1999            1998
OPERATING ACTIVITIES:
Interest received                                           $ 14,908,370    $ 12,559,167    $ 11,805,241
Fees received                                                  2,202,389       1,283,956       1,136,626
Interest paid                                                 (6,314,332)     (5,052,915)     (4,952,879)
Cash paid to employees and suppliers                          (7,665,183)     (5,750,114)     (4,944,895)
Income taxes paid                                               (992,235)       (842,482)       (863,365)
                                                            ------------    ------------    ------------
   Net cash provided by operating activities                   2,139,009       2,197,612       2,180,728
                                                            ------------    ------------    ------------
INVESTING ACTIVITIES:
Available for sale securities:
   Purchases                                                 (27,931,442)    (30,158,490)    (35,657,818)
   Proceeds from sales                                        15,544,257       3,121,468      19,652,675
   Proceeds from maturities                                    4,786,927       8,423,564       7,686,003
Held to maturity securities:
   Purchases                                                  (2,962,044)     (3,952,558)     (3,722,629)
   Proceeds from maturities                                    2,935,536       7,099,039       2,790,562
Additions to properties and equipment                           (359,547)       (643,470)       (414,541)
Investment in joint venture                                      (10,500)              0               0
Increase in loans, net of repayments                         (14,415,746)    (11,666,342)
                                                                                             (13,857,709)

Proceeds from sales of loans                                   1,513,153       5,241,973       4,863,285
Proceeds from sale of other real estate owned                    411,971         299,515          49,070
Proceeds from life insurance policies surrendered                      0               0         224,009
                                                            ------------    ------------    ------------
   Net cash used in investing activities                     (20,487,435)    (22,235,301)    (18,387,093)
                                                            ------------    ------------    ------------
FINANCING ACTIVITIES:
(Repayments) proceeds from borrowing                            (503,340)       (412,234)      8,165,920
Increase in deposits                                          17,130,945      25,865,263       5,693,383
Dividends paid                                                  (899,045)       (798,196)       (627,836)
Purchase of treasury stock                                      (273,775)       (205,368)       (174,645)
Sale of treasury stock                                           273,775         266,222         113,791
                                                            ------------    ------------    ------------
   Net cash provided by financing activities                  15,728,560      24,715,687      13,170,613
                                                            ------------    ------------    ------------
Net (decrease) increase in cash and cash equivalents          (2,619,866)      4,677,998      (3,035,752)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  11,978,778       7,300,780      10,336,532
                                                            ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $  9,358,912    $ 11,978,778    $  7,300,780
                                                            ============    ============    ============
RECONCILIATION OF NET INCOME TO
NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net income                                                  $  3,222,986    $  2,027,270    $  2,043,351
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                 663,346         611,579         381,115
   Provision for loan losses                                     689,000         170,000         150,000
   Loss (gains) on sales of assets                                80,296         (16,103)        (66,208)
   Gain on life insurance policies surrendered                         0               0         (97,580)
   Proceeds from life insurance                               (1,380,318)              0               0
   Changes in assets and liabilities affecting cash flow:
       Other assets                                             (981,869)       (832,205)       (225,835)
       Other liabilities                                        (154,432)        237,071          (4,115)
                                                            ------------    ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   $  2,139,009    $  2,197,612    $  2,180,728
                                                            ============    ============    ============

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
Years Ended December 31, 2000, 1999 and 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General - Evans Bancorp, Inc. (the "Company") was organized in October 1988, under the Business Corporation Law of the State of New York as a bank holding company. The accompanying consolidated financial statements include the accounts of Evans Bancorp, Inc. and its wholly owned subsidiary, Evans National Bank (the "Bank"), and its wholly owned subsidiaries, M&W Agency, Inc. ("M&W"), and ENB Associates Inc. ("ENB").

The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Derby, Evans, Forestville, Hamburg, North Boston, and West Seneca.

M&W is a retail property and casualty insurance agency headquartered at Silver Creek, New York. Through its several branch offices, M&W sells, for commissions, various premium based insurance policies. M&W commenced operations during the third quarter of 2000.

ENB was established during the first quarter of 2000 and provides non-deposit investment products, such as mutual funds and annuities, to bank customers at bank branch locations. ENB has an agreement with a licensed broker, where by ENB can purchase and sell securities for bank customers.

Commencing in 2000, the Company operates in two reportable segments - banking and insurance.

Regulatory Requirements - The Bank is subject to the rules, regulations, and reporting requirements of various regulatory bodies, including the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC"), and the Office of the Comptroller of the Currency ("OCC").

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the Bank and subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

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

Loans - The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Erie and Chautauqua counties. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted to charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The bank considers a loan to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Payments received on impaired loans are applied against the recorded investment in the loan. For loans other than those that the Bank expects repayment through liquidation of the collateral, when the remaining recorded investment in the impaired loan is less than or equal to the present value of the expected cash flows, income is recorded on a cash basis.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

Management's increase to the provision for loan losses during 2000 reflects its current assessment of the New York State and local economy. Both have lagged behind national prosperity, which is now unsettled. Marginal job growth, in conjunction with a declining population base, has left the Bank's market more susceptible to potential credit problems in the event of an economic downturn. This is particularly true of commercial borrowers, which is a segment of significant past growth as well as concentration in commercial real estate. Commercial real estate values may be susceptible in an adverse economy. Management believes that the increase to the reserve is also in accordance with regulations promulgated by the Office of the Comptroller of the Currency, and is reflective of its assessment of the local environment as well as a continued growth trend in commercial loans.

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

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's acquisition of the M&W Group, Inc. Goodwill is being amortized on a straight-line basis over ten years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amount of goodwill may be impaired.

Properties and Equipment - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 31 years.

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needs to be recognized for applicable assets in 2000 or 1999.

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

Dividend Reinvestment Plan - The Company has a Dividend Reinvestment Plan (the "Plan") which provides each holder of record of the Bank's common stock the opportunity to reinvest automatically the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner. Fifth Third Bank Corporate Services (the "Agent") is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Bank's common stock.

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

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $1,045,000 and $885,000 at December 31, 2000 and 1999, respectively.

Accounting Standards Pronouncements - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which became effective for the Company in 1998. SFAS No. 130 established standards for reporting and disclosure of comprehensive income and its components in financial statement format. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Items considered comprehensive income including foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company has elected to display comprehensive income in the statements of stockholders' equity, net of reclassification adjustments. Reclassification adjustments are made to avoid double counting in comprehensive income items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The reclassification adjustments, net of tax, for the years ended December 31, 2000, 1999, and 1998 amounted to $1,062, $242 and $3,026, respectively.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. The adoption of SFAS No. 133 (as amended by SFAS No.
138) did not impact the Company's earnings or financial position. As allowed by SFAS No. 133 the Company transferred approximately $2,900,000 of certain securities from held to maturity to the available for sale classification during 1998. The realized and unrealized gains on the securities transferred were not material to the Company.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities Accounting, was issued in September 2000. Management has determined that this standard will not have a significant impact on the Company's financial condition.

2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                   2000
                                                                Unrealized
                                            Amortized       Gains         Losses        Fair
                                               Cost                                     Value
Available for Sale:
   U.S. Government and Agency Securities   $23,665,879   $  343,037   $  (120,487)   $23,888,429
   Mortgage Backed Securities               15,817,452       30,138      (249,043)    15,598,547
   State and Municipal Securities           28,111,205      792,368        (9,982)    28,893,591
   Other Securities                          1,265,250            0             0      1,265,250
                                           -----------   ----------   -----------    -----------
        Total                              $68,859,786   $1,165,543   $  (379,512)   $69,645,817
                                           ===========   ==========   ===========    ===========
Held to Maturity:
   U.S. Government and Agency Securities   $    42,181   $        0   $         0    $    42,181
   State and Municipal Securities            3,433,220            0             0      3,433,220
                                           -----------   ----------   -----------    -----------
        Total                              $ 3,475,401   $        0   $         0    $ 3,475,401
                                           ===========   ==========   ===========    ===========

                                                                   1999
                                                                Unrealized
                                            Amortized       Gains         Losses        Fair
                                               Cost                                     Value

Available for Sale:
   U.S. Government and Agency Securities   $15,506,351   $      312   $  (563,399)   $14,943,264
   Mortgage Backed Securities               15,136,101            0      (780,540)    14,355,561
   State and Municipal Securities           29,476,371       43,679      (442,839)    29,077,211
   Other Securities                          1,174,750            0             0      1,174,750
                                           -----------   ----------   -----------    -----------
         Total                             $61,293,573   $   43,991   $(1,786,778)   $59,550,786
                                           ===========   ==========   ===========    ===========
Held to Maturity:
   U.S. Government and Agency Securities   $    43,795   $        0   $         0    $    43,795
   State and Municipal Securities            3,405,097            0             0      3,405,097
                                           -----------   ----------   -----------    -----------
        Total                              $ 3,448,892   $        0   $         0    $3,448,892
                                           ===========   ==========   ===========    ===========



Available for sale securities with a total fair value of $31,860,087 at December 31, 2000 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 2000 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.

                                               Available for           Held to Maturity
                                               Sale Securities             Securities
                                          Amortized       Fair       Amortized        Fair
                                            Cost          Value        Cost          Value

Due in one year or less                  $ 1,697,008   $ 1,697,515   $2,454,711   $2,454,711
Due after year one through five years      8,722,891     8,788,230      655,663      655,663
Due after five years through ten years    23,610,870    24,035,323      181,540      181,540
Due after ten years                       34,829,017    35,124,749      183,487      183,487
                                         -----------   -----------   ----------   ----------
Total                                    $68,859,786   $69,645,817   $3,475,401   $3,475,401
                                         ===========   ===========   ==========   ==========

Realized gains and losses from sales of securities for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                      2000       1999        1998

Gross gains       $ 41,628    $ 3,084    $ 55,727
Gross losses       (94,454)    (3,841)    (45,664)
                      --         --          ---1
Net gain (loss)   $(52,826)   $  (757)   $ 10,063
                  ========    =======    ========

3. LOANS, NET

Major categories of loans at December 31, 2000 and 1999 are summarized as follows:

                                               2000             1999

Real estate - mortgages               $ 107,218,299    $  95,330,046
Real estate - construction                1,965,555        3,538,079
Commercial                               14,783,192       14,173,095
Installment                               3,140,291        2,356,914
Student loans                               337,536          371,453
Other                                     1,350,205        1,101,391
Direct financing lease                    1,040,722                0
Net deferred loan origination costs         371,719          400,627
                                      -------------    -------------
                                        130,207,519      117,271,605
Allowance for loan losses                (1,428,467)        (838,167)
                                      -------------    -------------
Loans, net                            $ 128,779,052    $ 116,433,438
                                      =============    =============

Changes in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                     2000         1999         1998

Balance, beginning of year    $   838,167    $ 729,199    $ 609,539
Provision for loan losses         689,000      170,000      150,000
Recoveries                          6,356        9,511       41,118
Loans charged off                (105,056)     (70,543)     (71,458)
                              -----------    ---------    ---------

Balance, end of year          $ 1,428,467    $ 838,167    $ 729,199
                              ===========    =========    =========

Loans evaluated for
impairment, for which an allowance for loan impairment was not required under SFAS No. 114 due to the adequacy of related collateral values totaled approximately $1,195,000 and $1,725,000 at December 31, 2000 and 1999,
respectively. The average recorded investment in these loans during 2000, 1999, and 1998 was approximately $1,166,500, $889,500, and $690,500, respectively. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $78,000, $76,000 and $71,000 in 2000, 1999 and 1998, respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 2000.

As of December 31, 2000 and 1999, the Bank had no other loans which were impaired as defined by SFAS No. 114.

The Bank participates as a lessor in a leasing agreement that is classified as a direct financing lease. Future minimum lease payments totaled $1,040,722 at December 31, 2000. Unearned income totaled $216,402 at December 31, 2000. All future minimum lease payments are expected to be collected.

At December 31, 2000 the scheduled future minimum lease payments are as follows:

2001                                                                               $  142,844
2002                                                                                  211,265
2003                                                                                  224,469
2004                                                                                  264,082
2005                                                                                  198,062
                                                                                   ----------
Total                                                                              $1,040,722
                                                                                   ==========

4. OTHER ASSETS
Other assets at December 31, were as follows:


                                                               2000           1999

Bank owned life insurance                                  $   689,915    $   664,566
Goodwill                                                     3,182,143              0
Deferred tax asset                                           1,279,585        739,440
Accrued interest receivable                                  1,599,780      1,380,863
Life insurance proceeds receivable                           1,650,000              0
Other                                                        1,111,669        757,123
                                                           -----------    -----------
Total                                                      $ 9,513,092    $ 3,541,992
                                                           ===========    ===========

5. PROPERTIES AND EQUIPMENT
Properties and equipment at December 31 were as follows:

                                                               2000           1999

Land                                                       $   268,485    $   268,485
Buildings and improvements                                   3,737,942      3,648,930
Construction in Progress                                        21,100              0
Equipment                                                    3,520,974      3,110,305
                                                           -----------    -----------
                                                             7,548,501      7,027,720
Less accumulated depreciation                               (3,771,632)    (3,193,224)
                                                           -----------    -----------
Properties and equipment, net                              $ 3,776,869    $ 3,834,496
                                                           ===========    ===========

Depreciation expense totaled $578,407 in 2000, $506,381 in 1999, and $428,020 in 1998. Construction in progress represents the initial expenditures for a commitment to build a new North Boston branch with total budgeted cost of approximately $715,000.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

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

Commitments to extend credit and standby letters of credit - As described in
Note 12, the Company was a party to financial instruments with off-balance sheet risk at December 31, 2000 and 1999. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 2000 and 1999 approximates the recorded amounts of the related fees, which are not considered material.

At December 31, 2000 and 1999, the estimated fair values of the Company's financial instruments were as follows:

                                                  2000                             1999
                                         Carrying          Fair            Carrying       Fair
                                          Amount           Value            Amount        Value

Financial Assets:
   Cash and cash equivalents          $   8,108,912    $   8,108,912    $  8,528,778   $  8,528,778
                                      =============    =============    ============   ============
   Securities                         $  73,121,218    $  73,121,218    $ 62,999,678   $ 62,999,678
                                      =============    =============    ============   ============
   Loans                              $ 130,207,519                     $117,271,605
   Less:  allowance for loan losses      (1,428,467)                        (838,167)
                                      -------------                     ------------
   Loans, net                         $ 128,779,052    $ 129,163,941    $116,433,438   $110,857,593
                                      =============    =============    ============   ============
Financial Liabilities:
   Deposits                           $ 186,701,319    $ 187,233,211    $169,948,899   $170,018,032
                                      =============    =============    ============   ============
   Other borrowed funds               $   4,409,068    $   4,409,068    $  5,000,000   $  5,000,000
                                      =============    =============    ============   ============

7. DEPOSITS

Time deposits, with minimum denominations of $100,000 each, totaled $30,779,658 and $28,856,320 at December 31, 2000 and 1999, respectively.
Interest expense associated with these balances totaled $1,747,316 and $1,202,506 at December 31, 2000 and 1999, respectively.

At December 31, 2000, the scheduled maturities of time deposits are as follows:

2001                                                                              $57,295,059
2002                                                                               23,459,663
2003                                                                                  898,837
2004                                                                                  532,020
2005                                                                                  208,644
Thereafter                                                                              7,000
                                                                                  -----------
                                                                                  $82,401,223
                                                                                  ===========

8. OTHER BORROWED FUNDS

Other borrowed funds include $4,409,068 of long-term borrowing. The long-term borrowing totaling $4,000,000, consisted of various advances from the Federal Home Loan Bank with interest rates ranging from 4.83% to 5.07%. These advances are collateralized by certain qualifying assets. The maturities of other borrowed funds are as follows:

2001                                                                              $  409,068
2002                                                                               1,000,000
2003                                                                               2,000,000
2004                                                                               1,000,000
                                                                                  ----------
Total                                                                             $4,409,068
                                                                                  ==========

9. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
The Bank enters into agreements with depositors to sell to the depositors securities owned by the Bank and repurchase the identical security, generally within one day. No physical movement of the securities is involved. The depositor is informed the securities are held in safekeeping by the Bank on behalf of the depositor.

10. EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLAN

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

                                                           2000           1999

Change in benefit obligation:
   Benefit obligation at beginning of year          $ 1,851,106    $ 1,696,760
   Service cost                                         110,067         89,062
   Interest cost                                        145,860        132,676
   Employer contributions                                93,807              0
   Actuarial gain                                          (444)       (19,488)
   Benefits paid                                       (287,445)       (47,904)
                                                    -----------    -----------
   Benefit obligations at end of year                 1,912,951      1,851,106
                                                    -----------    -----------

Change in plan assets:
   Fair value of plan assets at beginning of year     1,932,394      1,828,978
   Actual return on plan assets                         158,673        151,320
   Employer contributions                                93,807              0
   Benefits paid                                       (287,445)       (47,904)
                                                    -----------    -----------
   Fair value of plan assets at end of year           1,897,429      1,932,394
                                                    -----------    -----------

Funded status                                           (15,522)        81,288
Unrecognized net actuarial loss (gain)                   59,635        (25,602)
Unrecognized prior service cost                        (212,403)      (227,110)
                                                    -----------    -----------
Accrued benefit cost                                $  (168,290)   $  (171,424)
                                                    ===========    ===========

The Plan's assets are primarily invested in a money market fund, stocks, and bonds. Valuations of the pension plan as shown above were conducted as of October 1, 2000 and 1999. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                        7.50%
Rate of increase in compensation levels               4.75%
Expected long-term rate of return on plan assets      7.50%

The components of net periodic benefit cost consisted of the following:

                                      2000         1999         1998

Service cost                     $ 110,067    $  89,062    $  62,689
Interest cost                      145,860      132,676      117,378
Expected return on plan assets    (149,085)    (135,913)    (128,242)
Net amortization and deferral      (16,169)     (16,169)     (16,169)
                                 ---------    ---------    ---------
Net periodic benefit cost        $  90,673    $  69,656    $  35,656
                                 =========    =========    =========

The Bank also maintains a nonqualified supplemental executive retirement plan covering certain members of senior management. The plan provides a fixed benefit which is specific to the participant. The obligations related to the plan are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $119,000 and $219,000 at December 31, 2000 and 1999, respectively. The face values of these policies was approximately $1,750,000 and $3,400,000 at December 31, 2000 and 1999,
respectively. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization.

At December 31, 2000, the Company has recorded a receivable of $1,650,000 from an insurance contract on the former Chairman, President and CEO who passed away on December 29, 2000. Of the total amount recorded, $1,380,318 has been included as life insurance proceeds on the consolidated statement of income. The difference of $269,682 represents the cash surrender value of the policy. A portion of the proceeds will ultimately be used to fund the supplemental executive retirement plan liability associated with the former Chairman, President and CEO.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statement of financial position, and the amounts recognized in the statement of financial position.

                                                        2000         1999
Change in benefit obligation:
   Benefit obligation at beginning of year          $   885,252    $ 568,183
   Service cost                                         194,792       83,898
   Interest cost                                         73,633       63,592
   Actuarial (gain) loss                                 63,012      169,579
                                                    -----------    ---------
   Benefit obligation at end of year                  1,216,689      885,252
                                                    -----------    ---------

Change in plan assets:
   Fair value of plan assets at beginning of year             0            0
   Actual return on plan assets                               0            0
   Contributions to the plan                                  0            0
   Benefits paid                                              0            0
                                                    -----------    ---------
   Fair value of plan assets at end of year                   0            0
                                                    -----------    ---------

Funded status                                        (1,216,689)    (885,252)
Unrecognized net actuarial loss                         285,479      274,069
                                                    -----------    ---------
Accrued benefit cost                                $  (931,210)   $(611,183)
                                                    ===========    =========

Valuations of the nonqualified supplemental executive retirement plans as shown above were conducted as of October 1, 2000 and 1999. The liability calculation pertaining to the former Chairman, President and CEO was updated through December 31, 2000. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                        7.50%
Expected long-term rate of return on plan assets      7.50%

The components of net periodic benefit cost consisted of the following:

                                  2000       1999       1998

Service cost                    $194,792   $ 83,898   $ 56,415
Interest cost                     73,633     63,592     40,297
Net amortization and deferral     51,602     51,602     22,215
                                --------   --------   --------
Net periodic benefit cost       $320,027   $199,092   $118,927
                                ========   ========   ========

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $212,000, $73,000 and $70,000 in 2000, 1999 and 1998, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $959,000 and $772,000 at December 31, 2000 and 1999, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $285,000 and $171,000 at December 31, 2000 and 1999, respectively. The face values of these policies at both dates was approximately $3,200,000. The increase in cash surrender value is included in the "Other" financial statement line on the statement of income. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a deferred contribution Retirement and Thrift 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the employees contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was approximately $43,000, $39,000 and $36,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

11. STOCK OPTION PLAN
On April 21, 1999 the stockholders approved the Company's Stock Option Plan (the "Plan"). Under the provisions of the Plan, awards, up to an aggregated 85,000 shares of common stock, may be granted for employees and consultants under the Plan, awards may consist of stock options, stock appreciation rights (SARs), and Restricted Stock awards. With respect to stock options, the Committee of the Company's Board of Directors determines the option price (not to be less than fair market value) at the date of grant. The Committee will determine the applicable vesting periods for all awards as well as expiration dates, which will generally not be more than ten years. The Committee is authorized to determine all terms, restrictions, and conditions for all types of awards under the Plan. As of December 31, 2000 no awards have been granted.

12. INCOME TAXES

The components of the provision for income taxes were as follows:

                                    2000         1999         1998

Income taxes currently payable   $ 1,250,000    $ 769,000    $ 839,000
Deferred benefit                    (468,750)    (162,000)    (104,000)
                                 -----------    ---------    ---------
Net provision                    $   781,250    $ 607,000    $ 735,000
                                 ===========    =========    =========

At December 31, 2000 and 1999 the components of the net deferred tax asset were as follows:

                                                   2000         1999
Deferred Tax Assets:
   Allowance for loan losses                 $  519,000   $  265,000
   Pension premiums                             554,000      313,000
   Deferred compensation                        383,000      308,000
   Unrestricted gains/losses on securities            0      696,000
   Other                                         85,000       38,000
                                             ----------   ----------
   Gross deferred tax assets                  1,541,000    1,620,000
                                             ----------   ----------

Deferred Tax Liabilities:
   Depreciation                                  24,000       24,000
   SERP premiums                                114,000            0
   Prepaid expenses                             149,000      160,000
   Unrestricted gains/losses on securities      314,000            0
                                             ----------   ----------
   Gross deferred tax liabilities               601,000      184,000
                                             ----------   ----------
   Net deferred tax assets                   $  940,000   $1,436,000
                                             ==========   ==========

The net deferred tax asset at December 31, 2000 and 1999 is included in other assets in the accompanying consolidated balance sheets.

In assessing the realizability of the deferred tax assets and the need for a valuation allowance, the Company believes it is more likely than not that the net deferred assets will be recognized.

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                     December 31
                                                  2000                   1999                1998
                                           Amount     Percent     Amount    Percent    Amount    Percent

Tax provision at statutory rate          $ 1,361,000     34%    $ 896,000     34%    $ 945,000     34%
Increase (decrease) in taxes
  resulting from:
  Tax-exempt income                         (527,000)   (13)     (448,000)   (17)     (373,000)   (13)
  Tax exempt insurance proceeds             (469,000)   (12)            0      0             0      0
  State taxes, net of  federal benefit       210,000      5       159,000      6       162,000      6
  Other items, net                           206,250      5             0      0         1,000      0
                                         -----------    ---     ---------    ---     ---------    ---
  Provision for income taxes             $   781,250     19%    $ 607,000     23%    $ 735,000     27%
                                         ===========    ===     =========    ===     =========    ===

13. RELATED PARTY TRANSACTIONS
The Bank has entered into loan transactions with certain directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2000 and 1999 was $4,689,588 and $4,486,346, respectively. During 2000 and 1999, new loans to such related parties amounted to $9,384,541 and $11,290,531, respectively, and repayments amounted to $9,181,300 and $11,030,923.

14. CONTINGENT LIABILITIES AND COMMITMENTS
The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 2000 and 1999 is as follows:

                                   2000          1999

Commitments to extend credit   $27,435,000   $22,597,000
Standby letters of credit        1,203,000     1,283,000
                               -----------   -----------
Total                          $28,638,000   $23,880,000
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

15. CONCENTRATIONS OF CREDIT
The majority of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group in excess of 15% of capital.

16. SEGMENT INFORMATION

The Company is comprised of two primary business segments: banking and insurance activities.

The reportable segments are separately managed and their performance is evaluated based on net income. All sources of segment specific revenues and expenses are attributed to management's definition of net income. Revenues from transactions between the two segments are not significant. The accounting policies of the segements are the same as those described in Note 1. The following table sets forth information regarding these segments for the year ended December 31, 2000.

                                                                  Banking     Insurance
                                                                Activities    Activities       Total

Net interest income (loss)                                     $  8,596,869   $ (16,780)   $  8,580,089
Provision for credit losses                                         689,000           0         689,000
                                                               ------------   ---------    ------------
Net interest income (loss) after provision for credit losses      7,907,869     (16,780)      7,891,089

Non-interest income                                               3,054,523           0       3,054,523
Insurance commissions and fees                                            0     646,484         646,484
Net securities losses                                                52,826           0          52,826
Non-interest expense                                              6,979,923     555,111       7,535,034

Income before income taxes                                        3,929,643      74,593       4,004,236
Income tax expense                                                  751,350      29,900         781,250
                                                               ------------   ---------    ------------
Net income                                                     $  3,178,293   $  44,693    $  3,222,986
                                                               ============   =========    ============

                                                                                           December 31,
Identifiable Assets, Net                                                                       2000

Banking activities                                                                         $220,798,870
Insurance activities                                                                          3,750,273
                                                                                           ------------
Consolidated Total Assets                                                                  $224,549,143
                                                                                           ============

For the years ended December 31, 1999 and 1998, the Company determined that its business was comprised of banking activities only.

17. ACQUISITION OF M&W GROUP, INC.
Effective September 1, 2000, the Company completed its acquisition of the assets, business and certain liabilities of M&W Group, Inc., a retail property and casualty insurance agency headquartered at Silver Creek, New York, with offices located in Angola, North Collins, South Dayton, Cattaraugus, Randolph, and West Seneca, New York. The Company issued 60,651 shares of its common stock as the purchase price for the assets acquired.

The purchase price (including liabilities assumed) exceeded the fair value of the assets acquired by approximately $3,200,000. Such amount has been recorded by the Company as goodwill and is being amortized on a straight-line basis over 10 years. The insurance agency acquired is being operated through M&W Agency, Inc., a newly formed operating subsidiary of the Bank.

Unaudited, pro forma consolidated net sales, net income and basic earnings per share assuming the acquisition had taken place at the beginning of 1999 was $13,100,000, $3,300,000 and $1.90 per share for fiscal 2000, and $10,500,000,
$2,000,000 and $1.14 per share for fiscal 1999. Such pro forma results are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1999.

18. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios were as follows:

                                                                           2000
                                                 Actual          Minimum for Capital       Minimum To Be Well
                                                                  Adequacy Purposes     Capitalized Under Prompt
                                                                                      Corrective Action Provisions
                                           -----------------------------------------------------------------------
                                              Amount     Ratio      Amount     Ratio      Amount           Ratio

Total Capital (to Risk Weighted Assets)    $22,880,000   16.6%   $11,006,000    8.0%   $13,757,000          10.0%
                                           ===========   ====    ===========    ===    ===========          ====
Tier I Capital (to Risk Weighted Assets)   $21,463,000   15.6%   $ 5,503,000    4.0%   $ 8,254,000           6.0%
                                           ===========   ====    ===========    ===    ===========          ====
Tier I Capital (to Average Assets)         $21,463,000    9.9%   $ 8,677,000    4.0%   $10,846,000           5.0%
                                           ===========   ====    ===========    ===    ===========          ====


                                                                           1999
                                                 Actual          Minimum for Capital       Minimum To Be Well
                                                                  Adequacy Purposes     Capitalized Under Prompt
                                                                                      Corrective Action Provisions
                                           -----------------------------------------------------------------------
                                              Amount     Ratio      Amount     Ratio      Amount           Ratio
Total Capital (to Risk Weighted Assets)    $20,304,000   16.6%   $ 9,770,000    8.0%   $12,213,000          10.0%
                                           ===========   ====    ===========    ===    ===========          ====
Tier I Capital (to Risk Weighted Assets)   $19,466,000   15.9%   $ 4,885,000    4.0%   $ 7,328,000           6.0%
                                           ===========   ====    ===========    ===    ===========          ====
Tier I Capital (to Average Assets)         $19,466,000   10.1%   $ 7,366,000    4.0%   $ 9,207,000           5.0%
                                           ===========   ====    ===========    ===    ===========          ====

19. PARENT COMPANY ONLY FINANCIAL INFORMATION
Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

CONDENSED BALANCE SHEETS
December 31, 2000 and 1999:

                                                         2000            1999

ASSETS
Cash                                                 $     41,205    $     39,018
Investment in subsidiary                               25,137,867      18,245,920
                                                     ------------    ------------
   Total assets                                      $ 25,179,072    $ 18,284,938
                                                     ============    ============

Stockholders' Equity

Stockholders' Equity:
   Common stock                                      $    879,801    $    849,475
   Capital surplus                                     13,810,991      10,990,720
   Accumulated other comprehensive income                 534,500      (1,185,096)
   Retained earnings                                    9,953,780       7,629,839
                                                     ------------    ------------
        Total stockholders' equity                   $ 25,179,072    $ 18,284,938
                                                     ============    ============

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2000, 1999, and 1998                2000            1999           1998

Dividends from subsidiary                            $    899,046    $    798,195    $   627,836
Other revenue                                              50,000          50,000         75,000
Expenses                                                  (47,813)        (49,681)       (42,949)
Income before equity in undistributed
   earnings of subsidiary                                 901,233         798,514        659,887
Equity in undistributed earnings of subsidiary          2,321,753       1,228,756      1,383,464
                                                     ------------    ------------    -----------
Net income                                           $  3,222,986    $  2,027,270    $ 2,043,351
                                                     ============    ============    ===========

CONDENSED STATEMENTS OF CASH FLOW
Years Ended December 31, 2000, 1999, and 1998                2000            1999           1998

Operating Activities:
   Net income                                        $  3,222,986    $  2,027,270    $ 2,043,351
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Undistributed earnings of subsidiary             (2,321,753)     (1,228,756)    (1,383,464)
                                                     ------------    ------------    -----------
      Net cash provided by operating activities           901,233         798,514        659,887

Financing Activities - Cash dividends paid               (899,046)       (798,195)      (627,836)
                                                     ------------    ------------    -----------
Net (increase) decrease in cash                             2,187             319         32,051
Cash, beginning                                            39,018          38,699          6,648
                                                     ------------    ------------    -----------
Cash, ending                                         $     41,205    $     39,018    $    38,699
                                                     ============    ============    ===========

[ICON] BOARD OF DIRECTORS
       Evans Bancorp, Inc. and Evans National Bank



[PHOTO]                 [PHOTO]                   [PHOTO]                     [PHOTO]
Robert W. Allen         William F. Barrett        Phillip Brothman            Laverne G. Hall
Secretary               Property Developer and    Chairman of the Board       Retired
Retired                 Real Estate Manager       Partner - Hurst,
                                                  Brothman & Yusick

[PHOTO]                 [PHOTO]                   [PHOTO]                     [PHOTO]

David C. Koch           Robert G. Miller, Jr.     David M. Taylor             Thomas H. Waring, Jr.
Chairman and CEO        President                 President                   Vice Chairman of the
New Era Cap Co., Inc.   M&W Agency, Inc.          Concord Nurseries, Inc.     Board
                                                                              Principal
                                                                              Waring Financial Group

DIRECTORS EMERITUS
Floyd H. Hurst
Richard C. Stevenson
Carl F. Ulmer
                                                          [PHOTO]
OFFICERS
Evans Bancorp, Inc.
James Tilley
President
Robert W. Allen
Secretary
William R. Glass
Treasurer

                                   MANAGEMENT TEAM

                                   Seated:                  Standing:
                                   Phillip Brothman         William R. Glass
                                   Chairman of the Board    Senior Vice President - Loan Division
                                   James Tilley             Thomas H. Waring, Jr.
                                   President                Vice Chairman of the Board

[ICON] EVANS NATIONAL BANK OFFICERS

CHAIRMAN OF THE BOARD   VICE PRESIDENT          ASSISTANT VICE          BANK OFFICERS
Phillip Brothman        Katherine M. Allen      PRESIDENT               Michelle A. Bress
                        George L. Catalano      Rita A. Boyland         Julie Gornikiewicz
                        Mary E. Doeing          Rose Marie Hinckley     Nadine G. Houghton
President               Susan J. Herold         Cathy E. Rohrich        Lori L. Kuczka
James Tilley            Timothy F. Jachlewski   Mary Jo Schults         Mary K. Nytz
                        Howard M. Martin, Jr.                           Mary D. Philbin
Senior Vice President   Michael R. Noville
William R. Glass        Jeffrey M. Werdein
                        Jeffrey L. White
--------------------------------------------    --------------------------------------------------
M&W AGENCY, INC.                                ENB
PRESIDENT               VICE PRESIDENT          ASSOCIATES INC.
Robert G. Miller, Jr.   Louis Atti              PRESIDENT               VICE PRESIDENT
                        Frederick Gould         James Tilley            Emily S. Hazlett
                        Ronald E. Miller
--------------------------------------------    --------------------------------------------------

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

                2000                 1999
Quarter     High     Low         High     Low
First      $47.00  $47.00       $45.00  $45.00
Second     $47.00  $47.00       $46.00  $45.00
Third      $47.00  $47.00       $47.00  $46.00
Fourth     $47.00  $47.00       $47.00  $47.00


Total shares outstanding were 1,759,601 as of December 31, 2000. There were 1,237 shareholders of record on December 31, 2000.

UPON WRITTEN REQUEST OF ANY SHAREHOLDER, A COPY OF THE COMPANY'S REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2000, THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE OBTAINED, WITHOUT CHARGE, FROM MICHELLE A. BAUMGARDEN, EVANS BANCORP, INC., 14-16 N. MAIN STREET, ANGOLA, N.Y. 14006

THE ANNUAL MEETING
The Annual Meeting of the Shareholders of the Company will be held on Tuesday, April 24, 2001 at 9:00 a.m. at Romanello's South Restaurant, 5793 South Park Avenue, Hamburg, N.Y.

INQUIRIES
For information or assistance regarding individual stock records, transactions, dividend reinvestment accounts, dividend checks, or stock certificates, contact:
Corporate Trust Services, Fifth Third Bank, 38 Fountain Square Plaza, Mail Drop 10AT66, Cincinnati, OH 45263.