Form 10-K, Exhibit 13
period 2001-12-31
EVANS BANCORP INC
filed 2002-03-28
CIK 842518

                                                                  Exhibit 13.1











                                   [GRAPHIC]











                               EVANS BANCORP. INC

                               2001 Annual Report

                                COMPANY PROFILE



EVANS BANCORP, INC. IS THE HOLDING COMPANY FOR EVANS NATIONAL BANK, A COMMERCIAL BANK WITH SEVEN BRANCHES LOCATED IN WESTERN NEW YORK WITH $249.2 MILLION IN ASSETS AND $204.3 MILLION IN DEPOSITS AT DECEMBER 31, 2001. THE BANK SERVES ITS MARKET THROUGH OFFICES LOCATED IN ANGOLA, DERBY, EVANS, FORESTVILLE, HAMBURG, NORTH BOSTON AND WEST SENECA, NEW YORK. THE BANK ANNOUNCED IN FEBRUARY 2002 THE PLANNED CONSTRUCTION OF A NEW BRANCH OFFICE IN AMHERST, NEW YORK, EXTENDING ITS MARKET SERVICE AREA TO THE NORTHEAST SUBURBS OF BUFFALO.

THE M&W AGENCY, INC. IS A WHOLLY-OWNED SUBSIDIARY OFFERING RETAIL PROPERTY AND CASUALTY INSURANCE FROM EIGHT OFFICES IN WESTERN NEW YORK. THE BANK ALSO PROVIDES NON-DEPOSIT INVESTMENT PRODUCTS SUCH AS MUTUAL FUNDS AND ANNUITIES TO BANK CUSTOMERS THROUGH ITS WHOLLY-OWNED SUBSIDIARY ENB ASSOCIATES INC. ENB ASSOCIATES HAS AN AGREEMENT WITH A LICENSED BROKER, THROUGH WHICH IT CAN PURCHASE AND SELL SECURITIES TO ITS CUSTOMERS.


TABLE OF CONTENTS
 2       Letter to Shareholders

 6       Business and Market Profile

 8       Selected Financial Information

 9       Management's Discussion and Analysis

16       Independent Auditor's Report

17       Consolidated Financial Statements

21       Notes to Consolidated Financial Statements

36       Shareholder and Corporate Information

37       Directors and Officers


ABOUT OUR COVER

By any measure, 2001 was a year of solid performance for Evans Bancorp, Inc., and reflective of our total team effort. And what better represents the concept of teamwork and everyone pulling together to achieve a common objective than a four-person shell -- a relatively common sight along the eastern edge of Lake Erie in the summer months.

                             INVESTMENT HIGHLIGHTS

- History of asset strength, with residential mortgage loans at 15.5 percent of the total loan portfolio at December 31, 2001 and history of low loan charge-offs

- Five-year compounded annual growth rate in assets of 12.08 percent and net loans of 9.12 percent

- Management's focus on growth of the commercial loan portfolio, particularly loans secured by real estate

- Diverse financial services and insurance businesses, with 22.4 percent of revenue derived from non-interest income

- A price to book value ratio of 1.55 based on the closing price for Evans Bancorp, Inc. common stock of $18.99 on December 31, 2001

- A dividend yield of approximately 2.58 percent, based on the closing price for Evans common stock of $18.99 on December 31, 2001

                          2001 PERFORMANCE HIGHLIGHTS

- Net income grew to $2.6 million, a 40.0 percent increase over 2000, excluding a $1.4 million one-time receipt of life insurance proceeds in 2000

- Non-interest income increased by 24.1 percent for the year. Excluding a $1.4 million one-time receipt of life insurance proceeds in 2000, non-interest income increased by nearly 100 percent

-   Gross loans increased 10.8 percent in 2001, with commercial loans growing by
    18.0 percent

- The 5 for 4 stock split in June provided the equivalent of a 25.0 percent increase in cash dividends

-   Total deposits increased by 9.4 percent during 2001

- Relocated to larger branch in the Town of Boston, expanding the Bank's market presence and providing exposure to new customers

- Launching of Eas-E Net Internet Banking -- giving customers access to account balances, transfers between accounts, and loan and bill payment options

- The July 2001 listing on the Nasdaq National Market provides a broader public market for the Company's common stock, further enhancing visibility and helping to facilitate future growth

[BAR CHART]

        TOTAL ASSETS
        ------------
       (in millions)
97                    $158.5
98                    $174.1
99                    $198.8
00                    $224.5
01                    $249.2
5-Year CAGR 12.08%

[BAR CHART]

                NET EARNINGS PER SHARE*
                -----------------------
all per share data reflects the  June 2001 5 of 4 split
   97                                       $0.85
   98                                       $0.96
   99                                       $0.95
   00                                       $1.47+
   01                                       $1.17
   5-Year CAGR 9.01%

+ 2000 earnings reflected a one-time recipt of approximately $1.4 million in life insurance proceeds. Excluding the effect of the life insurance proceeds, 2000 net income was $0.84 per share.


CAGR = Compound Annual Growth Rate

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission. See Management's Discussion and Analysis and accompanying Evans Bancorp, Inc. Financial Statements for further information and analysis.

                  TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES

Evans Bancorp, Inc., the holding company for Evans National Bank, began 2001 with both a strong community bank foundation and the strategic objective of significantly growing our financial services revenue. We are pleased to report that your Company's results for 2001 were consistent with our plan. We profitably grew our traditional banking business and further integrated a major acquisition - the M&W Agency, Inc., a Western New York property and casualty insurance agency whose business we acquired in September 2000 - substantially increasing our non-interest income during the year.

                       SOUND STRATEGY, SOLID PERFORMANCE

Despite the economic slowdown affecting the Western New York and national economies which began during 2000, and a continuously challenging interest rate environment, we were able to grow earnings in 2001 by approximately 40 percent, excluding the benefit of a one-time income item in 2000. Net income for 2001 was $2.6 million or $1.17 per share, compared to $3.2 million or $1.47 per share for 2000. However, the 2000 earnings reflected a one-time receipt of approximately $1.4 million in life insurance proceeds. Excluding the effect of the life insurance proceeds, 2000 net income was $1.8 million or $0.84 per share. 1999 net income was $2.0 million or $0.95 per share.

[BAR CHART]

              CASH DIVIDENDS PAID PER SHARE*
              ------------------------------
all per share data reflects the  June 2001 5 of 4 split
   97                               $0.24
   98                               $0.30
   99                               $0.38
   00                               $0.41
   01                               $0.49
5-Year CAGR 19.41%

Our return on equity and return on assets, two key performance measures for financial institutions, were 1.09 percent and 10.18 percent, respectively, in 2001. Excluding the effect of the life insurance proceeds in 2000, return on equity and return on assets were 0.87 percent and 8.72 percent, respectively.

We believe these results reflect the value of our strategy to grow net interest income by further emphasizing commercial loan originations, while also focusing on opportunities to increase non-interest income and grow our core non-time deposits.

During the year we utilized a larger share of our asset mix towards higher-yielding loans, which is reflected in the 18.0 percent growth of our commercial loan portfolio in 2001. While commercial loans are generally higher risk than consumer loans, we believe our commercial loan mix and underwriting guidelines remain conservative, which is reflected in our historical low loan charge-offs. This strategy helped us to grow total assets by 11.0 percent, to $249.2 million, and total loans by 10.8 percent to $143.9 million.

Total deposits at year end were $204.3 million, an increase of 9.4 percent from 2000, an indication of the strength of our community banking brand within our markets and our ability to internally grow our deposit franchise.

Net interest income for 2001 was $9.1 million, an increase of 6.2 percent over the prior year, reflecting strong loan growth for the year during a period of declining interest rates. Non-interest income increased by 24.1 percent, to $4.5 million during 2001, reflecting the inclusion of income for a full year from the M&W Agency. Non-interest expense for 2001 was $9.5 million compared to $7.5 million in 2000, reflecting a number of strategic initiatives including the M&W acquisition, our investments in enhanced technology and the listing of our common stock on a national exchange.

Turning to our balance sheet, I believe that our capital strength remains exceptionally strong. Nonperforming loans at year-end 2001 were 0.8 percent of loans outstanding, compared to 1.1 percent at year-end 2000. Total charge-offs for 2001 were $79.6 thousand or 0.06 percent of loans outstanding, compared to $105 thousand or 0.08 percent of loans outstanding for 2000. In response to general trends in the economy and the changing mix of our loan portfolio, we strengthened our reserves in 2001, and our allowance for possible loan losses now stands at 1.24 percent of total loans and 153.1 percent of nonperforming loans.

Our capital ratios also remain very strong, exceeding all regulatory requirements for a well-capitalized financial institution. The book value (shareholders' equity divided by total shares outstanding, adjusted for the stock split) of your company, a key measure of your ownership interest, increased from $11.45 per share at year-end 2000 to $12.22 per share at year-end 2001. Over the last five years, we have increased the Company's book value at an average-compound-annual-growth rate of 10.85 percent.

                          PROGRESS ON KEY INITIATIVES

In addition to delivering a solid financial performance and maintaining our strong financial position, we completed a number of key initiatives to position Evans Bancorp for continued growth of our business and profitability. In keeping with our commitment to maintain current technology, we enhanced our online banking capabilities, launching our Internet banking service, Eas-E Net Online Banking, in the 2001 second quarter. During 2001 we added three new off-premise ATM's, and in October we opened a new larger branch facility in the Town of Boston to better serve that market. We solidified a new partnership that we announced in January 2002 with M&C Leasing Company to enhance our equipment leasing capabilities.


A 5 for 4 stock split was distributed on June 12, 2001 to shareholders of record as of May 25, 2001, the effect of which was to provide existing shareholders with a 25 percent increase in cash dividends received. The stock split resulted in an increase of the total outstanding shares of the Company from 1.8 million to 2.2 million.

[BAR CHART]


                 BOOK VALUE PER SHARE*
                 ---------------------
all per share data reflects the  June 2001 5 of 4 split
  97                                       $8.02
  98                                       $8.78
  99                                       $8.61
  00                                       $11.45
  01                                       $12.22
  5-Year CAGR 10.85%

To further enhance the visibility and liquidity of Evans Bancorp as an investment for our shareholders, we also took the important step of listing our stock on the Nasdaq National Market. We began trading on the Nasdaq National Market on July 9, 2001 under the trading symbol EVBN. The listing of Evans Bancorp common stock in a major public market has made it easier for investors to buy and sell shares of the Company.

                     2001 DIRECTOR AND OFFICER APPOINTMENTS

During 2001 we also took steps to further strengthen our management and operating capabilities. In September, we announced that James Biddle, Jr. was appointed to the Board of Directors of Evans Bancorp, Inc. and Evans National Bank. Mr. Biddle is Treasurer of Mader Construction Corporation, Inc., and related companies. Mader Construction Corporation is a commercial interior and exterior finish contractor in Elma, NY.

In June, Mark DeBacker joined the Company as Chief Financial Officer. A CPA with a business and public accounting background, Mr. DeBacker serves as a Senior Vice President and a member of our Senior Management Team, directing the Company's financial management and reporting functions.

Also in June, we made two appointments to our branch administration. George Catalano, Vice President, assumed responsibility for the Bank's Branch Office Network which has seven locations in Erie and Northern Chautauqua County. Mr. Catalano continues as Regional Manager of the Southern Region and coordinates the sales and operations of all branch offices. We also added an experienced commercial banker when Linda Noecker was appointed Branch Manager of our Hamburg Office.

Michael C. Schafer also joined the Company in 2001 as Vice President and Commercial Loan Officer of Evans National Bank. Mr. Schafer joins us with significant experience and knowledge of commercial lending in our Western New York market area.

                           2002 - YEAR OF OPPORTUNITY

2001 was a year of solid performance for Evans Bancorp as we set new records for net interest income and non-interest income while achieving strong loan and deposit growth. While we are pleased with these results as well as the other steps taken to position the Bank to better serve our customers, we are even more excited by the opportunities we see for growth, expansion and operational improvement in 2002.

During 2002 we will evaluate opportunities to expand our marketplace to additional communities that we believe will be receptive to our philosophy of using local customer deposits to support business and consumer loans which, in turn, improves the quality of life in the community. In February, we announced, locally, plans for a new branch location in Amherst, New York, where for several years we have had an expanding commercial lending presence. We see opportunities for attracting new customers to our existing locations and for expanding our existing account and product relationships by introducing our customers to our expanded financial services capabilities. By focusing on these opportunities to grow our business, we expect to build additional value into our existing banking franchise and increase shareholder value.

We believe that the best opportunity for building long-term Evans Bancorp shareholder value is provided by remaining an independent Western New York community bank. We plan to seek opportunities to expand or fill-in our current market area through additional branching, promoting our electronic banking services and acquisition opportunities.

As we did in 2001, we will look for opportunities to expand the convenience of our off-premise automated teller machine network. During the first quarter of 2002, a new off-site ATM will be added in Gowanda, New York. To better serve our customers, we recently entered into a cooperative agreement with Lake Shore Savings that allows the customers of both institutions to use the other institution's automated teller machines without incurring a surcharge fee.

With our September 2000 acquisition and the commencement of operations of M&W Agency, Inc., we established a significant presence in the sale of insurance within our market area. We intend to continue to seek opportunities to grow this franchise both internally, by promoting cross-selling opportunities with our existing Bank customers, and externally, through acquisitions. We plan to offer our insurance products and services through our Evans National Bank branches in addition to our M&W Agency locations. In January 2002, the M&W Agency acquired the business and assets of Eden Agency, Inc., which became the eighth office of M&W and gave us our first market presence in Eden.

We are also taking a number of steps that we believe will improve our customer service and internal efficiency. These steps include upgrading our item and data processing technology and operations, relocating and expanding our loan division at a new centralized location in Derby and upgrading our cash management services for business and corporate customers with a new Internet banking product. Additionally, a Real Estate Investment Trust will be established as a subsidiary of the Bank to manage the business activity of our mortgage loan portfolio.

We are also moving to expand the scope of our credit administration area. We are taking steps to strengthen our participation financing alliance with other community banks, thus enhancing our ability to meet the growing borrowing needs of our commercial customers.

As we have throughout our history, we will remain actively engaged with the local communities that we serve. We have established a Regional Advisory Board which is actively involved in community development and serves as a conduit for potential new business opportunities. We will also be opening our second "Student Banking Center" at West Seneca West High School. Designed to introduce teenagers to the concept of personal money management, these centers also serve to raise awareness of Evans National Bank within our market area. We continue to encourage our employees to take an active role by volunteering their time in the local community.

[EVBN NASDAQ LISTED LOGO]

The listing of our common stock on the Nasdaq National Market has created the need for increased shareholder communication and the opportunity to reach a broader segment of potential investors. We will be taking steps in 2002 intended to increase awareness of Evans Bancorp as a potential investment for both individual and institutional investors. During 2002 we will begin to initiate quarterly earnings conference calls and investor presentations, as well as work to develop supplemental investor materials. We also intend to expand the use of our website as a cost-effective option for distributing information to current and potential investors. We will also consider options to elevate and expand our general public relations effort and build on the significant level of community goodwill we have established within our market.

As we begin 2002 there is much to be excited about. We believe that considerable opportunity exists to further grow our business by expanding the products and services we offer customers, particularly in the commercial banking market. M&W Agency enhances our ability to provide more services to our customers, and we are beginning to see some success from these cross-selling efforts. Our significant presence in southern Erie County and northern Chautauqua County, a stable and conservative market, uniquely positions us to capitalize on our status as the leading community bank serving these markets. Also, our recently announced plans to establish a branch location in Amherst will provide access to the northeastern suburbs of Buffalo. We greatly appreciate the continuing support and confidence of our customers and shareholders, which in many cases are one-in-the-same. You can be confident that the entire Evans Bancorp team will be working hard in 2002 to continue to grow our Bank and to increase shareholder value.


[PHOTO]



/s/ JAMES TILLEY
James Tilley
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                BUSINESS SUMMARY



                                    LENDING

Our loan portfolio consists of 66.2 percent commercial and 33.8 percent consumer loans. Loans on real estate, 81.9 percent of total loans, comprise the largest product segment. Some of the products experiencing the largest percentage growth in 2001 over 2000 include commercial lines of credit, 29.1 percent, commercial mortgages, 19.9 percent, and home equity loans, 8.6 percent. Our commitment to commercial and consumer relationship-based community banking has resulted in beneficial, consistent long-term growth and, we believe, a high level of credit worthiness of our customers. In 2001 we focused on increasing our commercial loan portfolio. Of the $14.6 million increase in total commercial loans, $12.2 million represented commercial real estate.

Our lending activities include secured and unsecured commercial loans, consumer loans, educational loans, commercial and consumer mortgages, home equity loans and business loans.

[PIE CHART]

 GROSS LOAN COMPOSITION (December 31, 2001)
Commercial Real Estate                   51.3%

Residential Real Estate                  15.5%

Home Equity                              15.1%

Commercial                               14.9%

Consumer                                  3.2%

GROSS LOANS = $143.9 MILLION

                               FINANCIAL SERVICES

Evans Bancorp has quietly transformed itself into a diversified financial services organization. Non-interest income now accounts for approximately 22.4 percent of revenue, allowing for a reduced reliance on net interest margin for financial performance.

The Company's wholly-owned insurance subsidiary, M&W Agency, whose business was acquired September 1, 2000 offers full lines of personal and commercial insurance products through eight locations throughout Western New York. The agency is also a partner in CFS (Combined Financial Services) Companies, expanding product offerings further. The addition of M&W Agency significantly changed the distribution of Evans Bancorp revenues, generating approximately $2.4 million in commission income or 12.0 percent of 2001 consolidated revenues.

ENB Associates Inc., ("ENB") established in the first quarter of 2000, provides non-deposit investment products, such as mutual funds, annuities, 401K and IRA plans and estate planning. ENB has an agreement with a licensed broker, through which ENB can purchase and sell securities to Bank customers. We are currently in the process of increasing the ENB presence in our existing branches, creating more cross-selling opportunities with existing customers. ENB enjoyed strong revenue growth of approximately 132.2 percent in 2001.

[PIE CHART]

                REVENUE COMPONENTS (2001)
Interest Income - Loans                     54.7%

Interest Income - Securities                22.1%

Insurance Activities                        12.0%

Other                                        6.0%

Bank Deposit Account Service Charges         5.2%

TOTAL REVENUE = $20.2 MILLION

                                    DEPOSITS

Evans National Bank's deposit account services include checking, savings, NOW and money market accounts and time deposits. Total deposits were $204.3 million at December 31, 2001, an increase of 9.4 percent from year end 2000. Our deposits have grown at a compound annual growth rate of 10.59 percent over the last five years. Core deposits -- deposits excluding CD accounts over $100,000 - represent 83.5 percent of this growth.

[PIE CHART]

  DEPOSIT COMPOSITION (December 31, 2001)
Time                                   44.4%

Savings                                31.5%

Demand                                 19.4%

NOW                                     4.7%

TOTAL DEPOSITS = $204.3 MILLION


                                   TECHNOLOGY

During 2001, Evans introduced Eas-E Net, our Internet banking service. Eas-E Net completes our family of electronic banking products and allows both commercial and retail customers to perform a variety of banking transactions, including bill and loan payment, all under the protection of enhanced security. We also added three off-premise ATM's during 2001, and plan to further expand our off-premise ATM network during 2002. Other electronic banking services include full-service telephone banking, PC banking, and the Eas-E check card. We have also enhanced our Company website to give customers and potential customers access to information about our Company and products. The Bank is also in the process of updating item and data processing technology and operations to improve efficiency, reduce cost and better serve our customers.

Evans National Bank conducts its community banking business from seven branch locations in southern Erie and northern Chautauqua counties. The Bank has initiated work on a new branch location in Amherst, New York that is expected to open in the fall of 2002.

M&W Agency offers full lines of personal and commercial insurance products through eight offices located in Erie, Cattaraugus and Chautauqua Counties. M&W's newest office was formerly the Eden Agency, Inc., whose business was acquired in January 2002.

                                   [GRAPHIC]

MARKET AREA

    -   Erie

    -   Chautauqua

    -   Cattaraugus


Corporate Headquarters / Evans National Bank Branch
---------------------------------------------------
Evans National Bank Branch
---------------------------------------------------
M&W Agency
---------------------------------------------------
Proposed Branch - Amherst, New York
---------------------------------------------------

                         SELECTED FINANCIAL INFORMATION


For the Year Ended December 31,              2001         2000           1999         1998         1997
RESULTS OF OPERATIONS (in thousands)
Interest Income                        $   15,647   $   15,071     $   12,555   $   11,852   $   11,073
Interest Expense                            6,537        6,491          5,043        4,947        4,588
Net Interest Income                         9,110        8,580          7,512        6,905        6,485
Non-Interest Income                         4,528        3,648(A)       1,343        1,220          951
Non-Interest Expense                        9,531        7,535          6,050        5,197        4,849
Net Income                                  2,579        3,223(A)       2,027        2,043        1,802

=======================================================================================================

BALANCE SHEET DATA (in thousands)
Total Assets                           $  249,153   $  224,549     $  198,788   $  174,120   $  158,542
Loans - Net                               142,469      128,779        116,433      110,526      101,627
Allowance for Loan Losses                   1,786        1,428            838          729          609
Securities                                 84,065       73,121         63,000       50,060       40,400
Total Deposits                            204,260      186,701        169,949      144,084      138,391
Stockholders' Equity                       26,961       25,179         18,285       18,623       17,039

=======================================================================================================

PER SHARE DATA*
Net Income                             $     1.17   $     1.47     $     0.95   $     0.96   $     0.85
Cash Dividend                          $     0.49   $     0.41     $     0.38   $     0.30   $     0.24
Book Value at Year End                 $    12.22   $    11.45     $     8.61   $     8.78   $     8.02
Market Value                           $    18.99   $    37.60     $    37.60   $    36.00   $    30.40
Weighted Average Shares                 2,200,130    2,195,869      2,123,154    2,123,265    2,123,688

=======================================================================================================

(A) Includes one-time insurance proceeds of approximately $1.4 million
 *  Retroactively adjusted for stock splits

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Evans Bancorp, Inc. (The "Company") is the holding company for Evans National Bank (the "Bank"), its wholly-owned subsidiary which is a nationally chartered bank founded in 1920 and headquartered in Angola, New York. The Bank's principal business is to provide a full range of banking services and other financial services to consumer and commercial customers in Erie, Chautauqua and Cattaraugus Counties of Western New York.

The Bank serves its market through seven banking offices located in Angola, Derby, Evans, Forestville, Hamburg, North Boston and West Seneca, New York. In early 2002, the Bank signed a long term land lease commitment in Amherst, New York, where it plans to construct its eighth branch. The Bank's principal source of funding is through deposits which it reinvests in the community in the form of loans and investments. Deposits are insured to the applicable limit by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of the Comptroller of the Currency.

On March 11, 2000, ENB Associates Inc., a wholly-owned subsidiary of the Bank, began the activity of providing non-deposit investment products, such as annuities and mutual funds, to bank customers. Effective September 1, 2000, the Bank completed the acquisition of the assets, business and certain liabilities of M&W Group, Inc., a retail property and casualty insurance agency headquartered in Silver Creek, New York, with offices located in Angola, North Collins, South Dayton, Cattaraugus, Randolph, and West Seneca, New York. The insurance agency acquired is operated by M&W Agency, Inc., a wholly-owned subsidiary of the Bank. M&W Agency, Inc. sells various premium-based insurance policies on a commission basis. Also, as of January 1, 2002, M&W Agency, Inc., acquired the assets, business and certain liabilities of the Eden Agency in Eden, New York.

Commencing in 2000, the Company operates in two reportable segments-banking and insurance. For the year ended December 31, 1999, the Company determined that its business was comprised of banking activity only.

The following discussion of financial condition and results of operations of the Company and the Bank and its wholly-owned subsidiaries should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in this Management's Discussion and Analysis may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "may", and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company or the Company's management and are subject to a number of risks and uncertainties, including but not limited to economic, competitive, regulatory, and other factors affecting the Company's operations, markets, products and services, as well as expansion strategies and other factors discussed elsewhere in this report and other reports filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control.


RESULTS OF OPERATIONS


Net interest income, the difference between interest income and fee income on earning assets, such as loans and securities, and interest expense on deposits and borrowings, provides the basis for the Bank's results of operations. These results are also impacted by non-interest income, the provision for credit losses, non-interest expense and income taxes. Net income of $2.6 million in 2001 consists of $2.3 million related to the Company's banking activities and $0.3 million related to the Bank's insurance activities. The total net income of $2.6 million or $1.17 per share in 2001 compares to $3.2 million or $1.47 per share for 2000. However, 2000 net income included one-time insurance proceeds of approximately $1.4 million on a life insurance policy on the former Chairman, President and CEO. This policy was purchased to indirectly fund a future obligation of the Bank under a Supplemental Employee Retirement Plan ("SERP"). Excluding the 2000 one-time insurance proceeds, 2001 net income increased by $0.7 million or 40.0%. Net income in 1999 was $2.0 million or $.95 per share. All share and per share information presented is stated after giving effect to a 5 for 4 stock split distributed on June 12, 2001, to shareholders of record on May 25, 2001.

[BAR CHART]

          NET INCOME
         (in millions)
97                       $1.8
98                       $2.0
99                       $2.0
00                       $3.2+
01                       $2.6

+ 2000 earning relected a one-time receipt of approximately $1.4 million in life insurance proceeds. Excluding the effect of thelife insurance proceeds, 2000 net income was approximatley $1.8 million.

NET INTEREST INCOME

Net interest income, before the provision for credit losses, increased 6.2% from 2000 to 2001, compared to an increase of 14.2% from 1999 to 2000. This increase in 2001 is primarily attributable to the increase in average earning assets of $19.1 million versus an increase of $15.9 million in average interest-bearing liabilities over 2000. The tax-equivalent yield on earning assets decreased 49 basis points from 8.07% in 2000 to 7.58% in 2001. The cost of funds decreased only 35 basis points, from 4.20% in 2000 to 3.85% in 2001. The Bank's net interest margin decreased from 4.43% at December 31, 2000 to 4.20% at December 31, 2001.

Management believes there are two main factors contributing to the net interest margin decline from 2000 to 2001. In an effort to stimulate the U.S. economy, the Federal Reserve decreased short-term interest rates 11 times for a cumulative impact of 475 basis points during 2001. These moves led to decreases in the prime rate which reduced the Bank's interest income. The Bank made subsequent adjustments to deposit rate offerings to offset such decreases which lagged behind the changes in the prime rate. The dollar volume and rate volume changes both contributed to the decrease in net interest margin. In addition to the fact that the cost of funds decreased 35 basis points, while the tax-equivalent yield on interest-earning assets decreased 49 basis points, the volume of average interest-earning assets increased by 9.7% or $19.1 million while average interest-bearing liabilities increased 10.4% or $15.9 million in 2001 as compared to 2000.

The second factor is competition. Banks are not only competing with each other for available business, but with other providers of loan and investment products, such as credit unions and insurance companies. As the Bank continues to expand into new markets, competition is likely to increase further, including direct competition with other community banks. A wealth of information regarding competitors is easily obtained by consumers via the Internet, from television and through print media. Competitors exist beyond the geographic trade area and banks generally have increased business volumes by offering higher deposit rates and lower loan rates, looking to other potential sources of income, such as fees and service charges, to increase earnings. The Bank, therefore, has priced its products to be competitive with these competitors which has affected its net interest margin.

The Bank regularly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. The Bank's Asset/Liability Management Committee ("ALCO") meets monthly for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank has adopted an asset/liability policy that specifies minimum limits for liquidity and capital ratios. Maximum limits have been set for the negative impact acceptable on net interest income and the market value of investments as a result of a shift in interest rates. The asset/liability policy also includes guidelines for investment activities and funds management. At its monthly meeting, the ALCO reviews the Bank's status and formulates its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility and the Bank's earnings objectives.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount charged against the Bank's earnings to establish a reserve or allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. Factors considered include future loan concentrations, charge-off history, delinquent loan percentages, input from regulatory agencies and general economic conditions. In 2001, the Bank charged $0.4 million against earnings for loan losses as compared to $0.7 million in 2000. In 1999, $0.2 million was charged against earnings for this purpose.

The amount charged to loan losses over the past three years has been greater than the Bank's actual loan losses. The following table summarizes the Bank's actual loan losses, total of non-performing loans and total allowance for loan losses for 2001, 2000 and 1999, both in dollars and as a percentage of total loans outstanding:

                                      2001                      2000                   1999
Actual Loan Losses          $   79,602      0.06%     $  105,056      0.08%    $   70,543      0.08%
Non-Performing Loans        $1,167,000      0.81%     $1,460,000      1.13%    $1,771,625      1.52%
Allowance for Loan Losses   $1,786,115      1.24%     $1,428,467      1.11%    $  838,167      0.72%

Management's provision for loan losses reflects its current assessment of the New York State and local economy. Both have lagged behind national prosperity, which is now unsettled. Marginal job growth, in conjunction with a declining population base, has left the Bank's market more susceptible to potential credit problems during an economic downturn. This is particularly true of commercial borrowers. Commercial loans represent a segment of significant past growth as well as concentration in the Company's real estate portfolio. Commercial real estate values may be susceptible to decline in an adverse economy.

[BAR CHART]

    NET INTEREST INCOME
      (In millions)
97                    $6.5
98                    $6.9
99                    $7.5
00                    $8.6
01                    $9.1
5-Year CAGR 9.13%

Management believes that the reserve is also in accordance with regulations promulgated by the OCC, and is reflective of its assessment of the local environment as well as a continued growth trend in commercial loans.

NON-INTEREST INCOME

Total non-interest income increased approximately $0.9 million or 24.1% in 2001 over 2000. This compares to an increase of approximately $2.3 million from 1999 to 2000. Non-interest income for 2000 included approximately $1.4 million of life insurance proceeds, which the Bank recorded as the beneficiary of a life insurance policy on its former Chairman, President and CEO. Excluding this one-time item, non-interest income increased $2.3 million or 99.7% from 2000 to 2001. Income from the M&W Agency, Inc. accounted for a substantial portion of this increase in non-interest income, approximately $1.8 million. Income on a property foreclosed on in 2001 accounted for approximately $0.1 million in additional income in 2001.

In 2001, the Bank received a six-month benefit from the increase in service charges on deposit accounts instituted in July 2001. Loan-related income also increased in 2001. This included prepayment penalties collected on loans and dividends received as a result of the Bank's participation in the New York State Bankers Group Insurance Trust.

Gains realized on the sale of assets, primarily planned sales of securities, totaled approximately $0.2 million in 2001 versus an approximate $0.1 million loss realized in 2000.

NON-INTEREST EXPENSE

Total non-interest expense increased approximately $2.0 million or 26.5% in 2001 over 2000. In 2001, the ratio of non-interest expense to average assets was 4.01% compared to 3.55% in 2000 and 3.24% in 1999. Non-interest expense categories include those most impacted by branch expansion and the operations of the M&W Agency, Inc. and ENB Associates Inc.: salaries, occupancy, advertising, and supplies, among others. Salary and benefit expense increased 27.1% in 2001. Of the $1.1 million increase in salary and benefit expenses in 2001, approximately $0.9 million is attributable to the addition of the M&W Agency, Inc. The remainder of the increase included merit/promotional increases, other additional staffing and expenses related to the Bank's retirement plans.

Occupancy expenses increased about $0.1 million or 12.9%. The cost of the occupancy expense for M&W Agency, Inc. contributed $0.1 million to occupancy expense. Repairs and maintenance increased approximately $0.1 million or 38.2%. This was largely due to M&W Agency, Inc. Professional services increased about $0.2 million or 65.7% due to increased fees related to the listing of the Company's common stock on the Nasdaq National Market. Accounting and legal fees comprised a majority of these expenses. M&W Agency, Inc. professional costs increased as a result of additional audit fees required to perform their annual external audit. The FDIC Assessment expense remained stable in 2001 as compared to 2000, however, it increased 102.3% in 2000 over 1999. New assessment rates went into effect on January 1, 2000. Other insurance decreased approximately $0.1 million or 22.9% in 2001 due to one-time premiums paid in 2000 for life insurance policies held on certain bank officers and directors.

Miscellaneous other expenses increased 41.7% or approximately $0.5 million in 2001. Expenses associated with Internet banking, ATM expense, telephone costs, postal costs, maintenance on foreclosed properties, director fees and correspondent bank service charges fall under miscellaneous expenses. All of these categories increased in 2001 as compared to 2000. Amortization of goodwill related to the M&W Agency, Inc. acquisition accounted for approximately $0.2 million of the increase. Due to the January 1, 2002

[BAR CHART]

  Non-Interest Income
      (In millions)
97                  $ 1.0
98                  $ 1.2
99                  $ 1.3
00                  $ 3.6+
01                  $ 4.5
5-Year CAGR 37.21%

+ 2000 Non-interest income relected a one-time receipt of apporximately $1.4 million in life insurance preceeds. Excluding the effect of the life insurance proceeds, 2000 non-interest income was approximately $2.3 million.

Statement of Financial Accounting Standards (SFAS) No. 142 adoption by the Company, systematic goodwill amortization is likely to cease and the net goodwill recorded by the Company will be evaluated for impairment at least on an annual basis. Evans Bancorp, Inc. parent company expense increased approximately $0.1 million due to costs incurred for initial listing and annual fees for listing of the Company's common stock on the Nasdaq National Market. M&W Agency, Inc. miscellaneous costs increased approximately $0.1 million due to a full year of operation as a part of the Company in 2001 versus four months during 2000.

TAXES

The provision for income taxes in 2001 of $1.1 million reflects an effective tax rate of 30%. This compares to $0.8 million or 19% in 2000 and $0.6 million or 23% in 1999. A significant reason for the increase in the effective tax rate in 2001 was a full year of non-tax deductible goodwill amortization expense related to the M&W Agency acquisition. Additionally, the life insurance proceeds recorded in 2000 were tax-exempt income also contributing to the favorable tax position in that year. The Bank maintains a substantial investment in tax-advantaged municipal bonds, which contributes to its favorable tax position.

FINANCIAL CONDITION

The Bank had total assets of $249.2 million at December 31, 2001, an increase of $24.6 million or 11.0% over $224.5 million at December 31, 2000. Net loans of $142.5 million increased 10.6% or $13.7 million over the previous year. Securities increased $10.9 million or 15.0% and cash and cash equivalents increased $1.3 million or 13.6%. Deposits grew by $17.6 million or 9.4%. Shareholders' equity increased $1.8 million or 7.1%. Net unrealized gains/losses on investment securities held by the Bank, after tax effect, increased $0.1 million over 2000.

LOANS

Loans comprised 62.5% of the Bank's total average earning assets in 2001. Actual year-end total loan balances increased 10.8% versus an increase of 10.6% in 2000 and 5.3% in 1999. The Bank continues to focus its lending on commercial and residential mortgages, commercial loans and home equity loans. Commercial mortgages made up the largest segment of the portfolio at 51.3% of total loans. Residential mortgages comprise 15.5% of the portfolio and 15.1% are home equity loans. Other commercial loans account for 14.9% of outstanding loans.

At December 31, 2001, the Bank had a loan/deposit ratio of 70.6%. This compares to a loan/deposit ratio of 69.7% at December 31, 2000.

The Bank currently retains the servicing rights to $16.0 million in long-term mortgages sold to the Federal National Mortgage Association ("FNMA") since becoming a member in 1995. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated interest rate risks, while retaining customer account relationships. In 2001 and 2000 the Bank sold loans to FNMA totaling approximately $8.5 million and $0.7 million respectively.

The Bank continued its contractual arrangement with the Student Loan Marketing Association ("SLMA") during 2001 whereby SLMA services the Bank's loans to borrowers who are still in school and subsequently purchases those loans. Approximately $0.7 million in student loans were sold to SLMA in 2001. Student loans presently make up 0.2% of total loans.

SECURITIES AND FEDERAL FUNDS SOLD

Securities and federal funds sold made up the remaining 37.5% of the Bank's total average earning assets at December 31, 2001. These categories provide the Bank with additional sources of liquidity and income. The Bank's securities portfolio increased 15.0% over the prior year. It continues to be strongly concentrated in tax-advantaged municipal bonds, which make up 47.7% of the portfolio, US government-guaranteed mortgage-backed securities which make up 20.4% of bonds, and US government-sponsored agency bonds of various types which comprise 30.4% of the total. As a member of both the Federal Reserve System and the Federal Home Loan Bank, the Bank is required to hold stock in those entities. These investments made up 1.5% of the portfolio at December 31, 2001. The credit rating of the portfolio is strong, with 93.9% of the portfolio carrying the equivalent of a Moody's rating of AAA.

Federal funds sold balances are largely maintained for liquidity purposes. The average balance maintained in federal funds sold increased slightly in 2001 to 1.5% of total average earning assets from 1.3% the previous year.

[BAR CHART]

      NET LOANS
    (In millions)
  97             $101.6
  98             $110.5
  99             $116.4
  00             $128.8
  01             $142.5

The tax-equivalent yield earned on securities and federal funds sold decreased 30 basis points in 2001 moving from 7.00% in 2000 to 6.70% in 2001. This compares to 6.33% in 1999. Decreasing yields were available on bonds purchased throughout the year, and new investments were concentrated in longer term bonds with call provisions. Also, certain planned sales of securities with accumulated gains were made and replaced with similar-yielding bonds where possible. The Bank experienced $0.2 million in net gains on these sales. As stated earlier, the volume of federal funds sold increased in 2001, however, the yield on this category decreased from 6.04% in 2000 to 4.12% in 2001.

SFAS No. 115 outlines accounting and reporting requirements for investment securities. All securities are designated at the time of purchase as either "held to maturity" or "available for sale". Securities designated as held to maturity are stated on the balance sheet at amortized cost. Those designated as available for sale are reported at fair market value. At December 31, 2001, $2.3 million in securities were designated as held to maturity. These bonds are primarily investments that the Bank has made in its local trade area.

The available for sale portfolio totaled $81.7 million or approximately 97.2% of the Bank's securities portfolio at December 31, 2001. Net unrealized gains and losses on available for sale securities resulted in a net unrealized gain of $1.1 million at December 31, 2001 as compared to $0.8 million at December 31, 2000. Rates decreased throughout 2001 as discussed above, driving market prices up on fixed income bonds held in the portfolio. Unrealized gains and losses on available for sale securities are reported, net of taxes, as a separate component of shareholders' equity. At December 31, 2001, the impact to equity was a net unrealized gain of approximately $0.7 million.

DEPOSITS

Total deposits increased $17.6 million or 9.4% in 2001 over 2000. Although all of the Bank's branches have experienced deposit growth, the most significant increases have come from the West Seneca and Hamburg offices opened in 1999 and 1995, respectively. Core deposit growth has been an area the Bank has focused on which has resulted in an 8.2% increase in demand deposits and 10.7% increase in savings accounts. The tiered rate premium savings product remains a strong product with a 13.0% increase in 2001 over 2000. Time deposits of less than $100,000 increased 19.8% in 2001 partially as a result of the favorable reaction to the CD Plus promotion related to the relocation and grand opening of the Bank's new North Boston branch in September 2001.

Certificates of deposit in excess of $100,000 decreased 6.2%. These funds are generally not considered core deposits. Most of these deposits are obtained from municipalities through the competitive bidding process. Others are obtained from commercial and retail customers looking for the safety of a FDIC-insured deposit. Certificates of deposit in excess of $100,000 have increased significantly over the past several years due to the Bank's expansion of its trade area.

[BAR CHART]

   TOTAL DEPOSITS
   (in millions)
 97              $138.4
 98              $144.1
 99              $169.9
 00              $186.7
 01              $204.3


LIQUIDITY

The Bank utilizes cash flows from the investment portfolio and federal funds sold balances to manage the liquidity requirements it experiences due to loan demand and deposit fluctuations. The Bank also has many borrowing options. As a member of the Federal Home Loan Bank ("FHLB"), the Bank is able to borrow funds at competitive rates. Advances of up to $11.7 million can be drawn on the FHLB via the Overnight Line of Credit Agreement. An amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances.

[BAR CHART]

                CORE DEPOSITS*
                (in millions)
            97                 $115.5
            98                 $119.9
            99                 $141.1
            00                 $156.0
            01                 $175.4
All Bank deposits excluding CD's over $100,000

The Bank also has the ability to purchase $7 million in federal funds from one of its correspondent banks. By placing sufficient collateral in safekeeping at the Federal Reserve Bank, the Bank could also borrow at the discount window.

The cash flows from the investment portfolio are laddered, so that securities mature at regular intervals, to provide funds from principal and interest payments at various times as liquidity needs may arise. Contractual maturities are also laddered, with consideration as to the volatility of market prices, so that securities are available for sale from time to time without the need to incur significant losses. At December 31, 2001 approximately 5.3% of the Bank's securities had maturity dates of one year or less and approximately 14.6% had maturity dates of five years or less. At December 31, 2001, the Bank had net short-term liquidity of $37.0 million as compared to $18.0 million at December 31, 2000. Available assets of $86.7 million less public and purchased funds of $48.9 million resulted in a long-term liquidity ratio of 177% versus 167% at December 31, 2000.

Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient level of US government and government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

Total cash and cash equivalents increased approximately $1.3 million or 13.6% from 2000 to 2001. During 2001, the Bank found itself in a liquid position as funds entered the Bank as a result of uncertainty in major equities markets.

INTEREST RATE RISK

Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or reprice at different times or on a different basis. The ALCO analyzes the gap position on a monthly basis to determine the Bank's exposure to interest rate risk. The gap position is the difference between the total of the Bank's rate-sensitive assets and rate-sensitive liabilities maturing or repricing during a given time frame. A "positive" gap results when more assets than liabilities reprice and a "negative" gap results when more liabilities than assets reprice within a given time period. Because assets historically reprice faster than liabilities, a slightly negative gap position is considered preferable. At December 31, 2001 the Bank was in a negative gap position with $0.4 million more in rate-sensitive liabilities repricing over the next year than in rate-sensitive assets. The Bank had a $13.0 million negative gap position at December 31, 2000. Based on the decrease in the negative gap position, management feels that the Bank is well positioned for potential future prime rate increases in 2002, considering assets typically reprice more quickly than liabilities. The Bank's asset/liability target, as defined in its asset/liability policy, is a difference of +/- 15% of the Bank's total assets, which amounted to +/- $37.4 million at December 31, 2001. The gap ratio (rate-sensitive assets/rate-sensitive liabilities) at that date was 1.00%.

Off-balance sheet financial instruments at December 31, 2001 included $8.4 million in undisbursed lines of credit at an average interest rate of 5.9%, $5.2 million in fixed rate loan origination commitments at 9.4%, $12.8 million in adjustable rate loan origination commitments at 5.9% and $1.9 million in adjustable rate letters of credit at an average rate of 5.8%.

Expected maturity
Year ended December 31      2002         2003          2004         2005         2006      Thereafter       Total     Fair Value

Interest - Assets
($000s)
Loans Receivable, Fixed     8,824        6,044        5,089        5,049         5,040       17,042        47,088        52,723
Average Interest             8.58%        8.69%        8.31%        8.23%         8.08%        7.98%
Loans Receivable, Adj.     26,152        4,570        5,008        6,443         7,692       45,796        95,661        95,661
Average Interest             6.22%        7.54%        7.27%        8.04%         7.87%        7.37%
Federal Funds               2,800
Average Interest             1.75%
Investments                27,317       15,482        6,779        6,323         2,148       26,016        84,065        84,065
Average Interest             6.36%        6.89%        6.99%        7.25%         6.93%        7.33%

Interest - Liabilities
($000s)
Deposits                   76,042       37,689       14,689       14,188        17,100        4,955       164,663       166,995
Average Interest             3.93%        3.26%        2.16%        2.08%         2.71%        2.00%
Borrowed Funds              6,039        3,165        2,318        1,367           674          104        13,667        13,667
Average Interest             3.78%        5.06%        5.36%        5.48%         5.34%        9.00%

MARKET RISK

When rates rise or fall, the market value of the Bank's rate sensitive assets and liabilities will increase or decrease. As a part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be acceptable. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per SFAS No. 115. The Bank has established an acceptable range target of negative 25% of total capital, before SFAS No. 115 (after tax), as the maximum impact to equity as a result of marking available for sale securities to market. At year-end, the impact to equity as a result of marking available for sale securities to market was an unrealized gain of $0.7 million. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 2001 the Bank determined it would take an immediate increase in rates in excess of 200 basis points to eliminate the current capital cushion. The Bank's capital ratios are also reviewed on a quarterly basis. Unrealized gains and losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

The construction and furnishing of the new office planned in Amherst, New York is anticipated to cost the Bank approximately $0.7 million in 2002. The Bank executed a long-term land lease in early 2002 for the site. Based on prior capital improvements, especially in information systems technology, the Bank feels it has the appropriate infrastructure in place to absorb the additional capacity of this expansion without incurring any significant additional overhead costs. The tenant in the Erie Road building adjacent to the Derby Office vacated the building in late fall of 2001. In early 2002, the Bank began to renovate the building for its own use. These renovations and furnishings for such building are expected to total approximately $0.4 million. The Bank also plans on renovating its Angola site in Spring 2002 at an estimated cost of $0.1 million. M&W Agency, Inc. expects to incur approximately $0.1 million in capital costs related to improvement of its information systems infrastructure. Other planned expenditures include replacing a number of personal computers, replacing/adding automated teller machines (ATMs) and miscellaneous other equipment and software upgrades. The Bank believes it has a sufficient capital base to support these capital expenditures with current assets and retained earnings.

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

NEW ACCOUNTING STANDARDS

Several new Statement of Financial Accounting Standards ("SFAS") have been adopted recently, none of which is expected to have a negative impact on the Company's financial statements.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000. This statement replaces SFAS No. 125, and requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities of the Company occurring after March 31, 2001 and did not have a material impact on the Company's financial statements.

SFAS No. 141, Business Combinations issued on June 29, 2001 requires business combinations entered into after June 30, 2001 to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. This pronouncement had no effect on the Company's 2001 financial statements.

SFAS No. 142, Goodwill and Other Intangible Assets, issued on June 29, 2001, addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This statement will result in the end to systematic goodwill and other intangible amortization and require impairment testing on those balances at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. At December 31, 2001, the Company had approximately $2.8 million of goodwill and recorded approximately $0.3 million of goodwill expense for the year ended December 31, 2001. The Company believes this pronouncement will result in the cessation of the regular annual expense for goodwill amortization. However, the Company will continue to evaluate the net amount of goodwill recorded at least annually for impairment and expense any excess.

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS
EVANS BANCORP, INC.

We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Buffalo, New York
January 24, 2002

                       EVANS BANCORP, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

December 31, 2001 and 2000                                                     2001            2000

ASSETS
Cash and cash equivalents:
    Cash and due from banks                                               $  7,835,530   $  8,108,912
    Federal funds sold                                                       2,800,000      1,250,000
                                                                          ------------   ------------
         Total cash and cash equivalents                                    10,635,530      9,358,912
Securities:
    Available for sale, at fair value                                       81,735,376     69,645,817
    Held to maturity                                                         2,329,855      3,475,401
Loans, net of allowance for loan losses of $1,786,000 in 2001
  and $1,428,000 in 2000                                                   142,469,032
                                                                                          128,779,052
Properties and equipment, net                                                4,122,733      3,776,869
Other assets                                                                 7,860,886      9,513,092
                                                                          ------------   ------------
TOTAL ASSETS                                                              $249,153,412   $224,549,143
                                                                          ============   ============



LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
    Demand                                                                $ 39,597,700   $ 36,607,680
    NOW and money market                                                     9,604,537      9,550,131
    Regular savings                                                         64,351,240     58,142,285
    Time                                                                    90,706,585     82,401,223
                                                                          ------------   ------------
         Total deposits                                                    204,260,062    186,701,319
Other borrowed funds                                                         9,660,748      4,409,068
Securities sold under agreements to repurchase                               4,006,669      3,869,172
Other liabilities                                                            4,265,164      4,390,512
                                                                          ------------   ------------
         Total liabilities                                                 222,192,643    199,370,071
                                                                          ------------   ------------

CONTINGENT LIABILITIES AND COMMITMENTS                                               0              0

STOCKHOLDERS' EQUITY:
Common stock, $.50 par value, 10,000,000 shares authorized;
    2,206,467 and 2,199,501 shares issued and outstanding, respectively      1,103,234        879,801
Capital surplus                                                             13,727,084     13,810,991
Retained earnings                                                           11,464,273      9,953,780
Accumulated other comprehensive income, net of tax                             666,178        534,500
                                                                          ------------   ------------
         Total stockholders' equity                                         26,960,769     25,179,072
                                                                          ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $249,153,412   $224,549,143
                                                                          ============   ============

See notes to consolidated financial statements.

                       EVANS BANCORP, INC. AND SUBSIDIARY

                        Consolidated Statements of Income


Years Ended December 31, 2001, 2000 and 1999           2001            2000           1999

INTEREST INCOME:
Loans                                             $ 11,051,419   $ 10,616,225    $  9,294,995
Federal funds sold                                     133,130        158,635         180,292
Securities:
    Taxable                                          2,891,901      2,746,273       1,761,594
    Non-taxable                                      1,570,725      1,549,636       1,317,962
                                                  ------------   ------------    ------------
         Total interest income                      15,647,175     15,070,769      12,554,843

INTEREST EXPENSE ON DEPOSITS AND
BORROWINGS                                           6,537,154      6,490,680       5,043,316
                                                  ------------   ------------    ------------
NET INTEREST INCOME                                  9,110,021      8,580,089       7,511,527

PROVISION FOR LOAN LOSSES                              420,000        689,000         170,000
                                                  ------------   ------------    ------------
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES                                      8,690,021      7,891,089       7,341,527

NON-INTEREST INCOME:
Service charges                                      1,046,615        862,207         741,232
Insurance service and fees                           2,412,900        646,484               0
Net gain (loss) on sales of assets                     166,279        (88,114)         16,103
Premium on loans sold                                   28,791          7,818          14,155
Life insurance proceeds                                      0      1,380,318               0
Other                                                  873,327        839,468         571,428
                                                  ------------   ------------    ------------
         Total non-interest income                   4,527,912      3,648,181       1,342,918
                                                  ------------   ------------    ------------

NON-INTEREST EXPENSE:
Salaries and employee benefits                       5,023,449      3,951,446       3,212,869
Occupancy                                            1,156,215      1,024,465         909,304
Supplies                                               229,031        197,614         173,698
Repairs and maintenance                                366,609        265,296         232,428
Advertising and public relations                       171,248        147,460         160,480
Professional services                                  474,905        286,607         245,575
FDIC assessments                                        34,416         34,481          17,041
Other Insurance                                        276,815        359,206         274,456
Other                                                1,797,918      1,268,459         824,324
                                                  ------------   ------------    ------------
         Total non-interest expense                  9,530,606      7,535,034       6,050,175
                                                  ------------   ------------    ------------

INCOME BEFORE INCOME TAXES                           3,687,327      4,004,236       2,634,270

INCOME TAXES                                         1,108,000        781,250         607,000
                                                  ------------   ------------    ------------
NET INCOME                                        $  2,579,327   $  3,222,986    $  2,027,270
                                                  ============   ============    ============
Net income per common share - basic               $       1.17   $       1.47    $       0.95
                                                  ============   ============    ============
Weighted average number of common shares             2,200,130      2,195,869       2,123,154
                                                  ============   ============    ============

See notes to consolidated financial statements.

                       EVANS BANCORP, INC. AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity



Years Ended December 31, 2001, 2000 and 1999                                                 ACCUMULATED
                                                                                                OTHER
                                                       COMMON       CAPITAL       RETAINED  COMPREHENSIVE  TREASURY
                                                        STOCK       SURPLUS       EARNINGS  INCOME (LOSS)   STOCK         TOTAL
BALANCE, JANUARY 1, 1999                             $ 849,475   $ 10,990,720   $ 6,400,764   $ 443,308  $ (60,854)   $ 18,623,413
Comprehensive income:
   1999 net income                                                                2,027,270                              2,027,270

Unrealized loss on available
   for sale securities, net of reclassification
   adjustment and tax effect of $766,297                                                     (1,628,404)                (1,628,404)
                                                                                                                      ------------
       Total comprehensive income                                                                                          398,866
                                                                                                                      ------------
Cash dividends ($.38 per
   common share)                                                                   (798,195)                              (798,195)

Purchase of 4,434 shares for treasury                                                                     (205,368)       (205,368)

Reissuance of treasury stock under
   stock dividend plan of 5,786 shares                                                                     266,222         266,222
                                                   -----------   ------------  ------------  ----------  ---------    ------------
BALANCE, DECEMBER 31, 1999                             849,475     10,990,720     7,629,839  (1,185,096)         0      18,284,938

Comprehensive income:
   2000 net income                                                                3,222,986                             3, 222,986

Unrealized gain on available
   for sale securities, net of reclassification
   adjustment and tax effect of $550,271                                                      1,719,596                  1,719,596
                                                                                                                      ------------
       Total comprehensive income                                                                                        4,942,582
                                                                                                                      ------------
Cash dividends ($.42 per
   common share)                                                                   (899,045)                              (899,045)

Purchase of 5,825 shares for treasury                                                                     (273,775)       (273,775)

Reissuance of treasury stock under
   stock dividend plan of 5,825 shares                                                                     273,775         273,775

Issuance of shares for M&W acquisition                  30,326      2,820,271                                            2,850,597
                                                   -----------   ------------  ------------  ----------  ---------    ------------
BALANCE, DECEMBER 31, 2000                             879,801     13,810,991     9,953,780     534,500          0      25,179,072
Comprehensive income:
   2001 net income                                                                2,579,327                              2,579,327

Unrealized gain on available
   for sale securities, net of reclassification
   adjustment and tax effect of $42,137                                                         131,678                    131,678
                                                                                                                      ------------
       Total comprehensive income                                                                                        2,711,005
                                                                                                                      ------------
Cash dividends ($.49 per
   common share)                                                                 (1,068,834)                            (1,068,834)

Five for four stock split
   with fractional shares paid in cash                 219,720       (241,317)                                             (21,597)

Issuance of 7,425 shares under
   Dividend Reinvestment Plan                            3,713        157,410                                              161,123

Purchase of 3,086 shares for treasury                                                                     (145,042)       (145,042)

Reissuance of treasury stock under
   stock dividend plan of 3,086 shares                                                                     145,042         145,042
                                                   -----------   ------------  ------------  ----------  ---------    ------------
BALANCE, DECEMBER 31, 2001                         $ 1,103,234   $ 13,727,084  $ 11,464,273  $  666,178  $       0    $ 26,960,769
                                                   ===========   ============  ============  ==========  =========    ============


See notes to consolidated financial statements.

                       EVANS BANCORP, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows


Years Ended December 31, 2001, 2000 and 1999                                   2001            2000             1999

OPERATING ACTIVITIES:
  Interest Received                                                       $ 16,054,390    $ 14,908,370    $ 12,559,167
  Fees received                                                              4,211,410       2,202,389       1,283,956
  Interest paid                                                             (6,523,176)     (6,314,332)     (5,052,915)
  Cash paid to employees and suppliers                                      (6,743,750)     (7,665,183)     (5,750,114)
  Income taxes paid                                                         (1,558,000)       (992,235)       (842,482)
                                                                          ------------    ------------    ------------
       Net cash provided by operating activities                             5,440,874       2,139,009       2,197,612
                                                                          ------------    ------------    ------------
INVESTING ACTIVITIES:
  Available for sale securities:
     Purchases                                                             (47,716,648)    (27,931,442)    (30,158,490)
     Proceeds from sales                                                    15,547,047      15,544,257       3,121,468
     Proceeds from maturities                                               21,390,184       4,786,927       8,423,564
  Held to maturity securities:
     Purchases                                                              (2,453,558)     (2,962,044)     (3,952,558)
     Proceeds from maturities                                                2,595,887       2,935,536       7,099,039
  Additions to properties and equipment                                     (1,119,597)       (359,547)       (643,470)
  Investment in joint venture                                                        0         (10,500)              0
  Increase in loans, net of repayments                                     (23,594,878)    (14,415,746)    (11,666,342)
  Proceeds from sales of loans                                               9,156,096       1,513,153       5,241,973
  Proceeds from sale of other real estate owned                                 12,598         411,971         299,515
                                                                          ------------    ------------    ------------
       Net cash used in investing activities                               (26,182,869)    (20,487,435)    (22,235,301)
                                                                          ------------    ------------    ------------
FINANCING ACTIVITIES:
  Proceeds (repayments) from borrowing                                       5,389,178        (503,340)       (412,234)
  Increase in deposits                                                      17,558,743      17,130,945      25,865,263
  Dividends paid                                                              (907,711)       (899,045)       (798,196)
  Fractional shares paid in cash in stock split                                (21,597               0               0
  Purchase of treasury stock                                                  (145,042)       (273,775)       (205,368)
  Sale of treasury stock                                                       145,042         273,775         266,222
                                                                          ------------    ------------    ------------
       Net cash provided by financing activities                            22,018,613      15,728,560      24,715,687
                                                                          ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                         1,276,618      (2,619,866)      4,677,998

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 9,358,912      11,978,778       7,300,780
                                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $ 10,635,530    $  9,358,912    $ 11,978,778
                                                                          ============    ============    ============
RECONCILIATION OF NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  Net Income                                                              $  2,579,327    $  3,222,986    $  2,027,270
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                           1,316,806         663,346         611,579
     Provision for loan losses                                                 420,000         689,000         170,000
     (Gain) loss on sales of assets                                           (195,070)         80,296         (16,103)
     Proceeds from life insurance                                                    0      (1,380,318)              0
  Changes in assets and liabilities affecting cash flow:
     Other assets                                                            1,749,539        (981,869)       (832,205)
     Other liabilities                                                        (429,728)       (154,432)        237,071
                                                                          ------------    ------------    ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 $  5,440,874    $  2,139,009    $  2,197,612
                                                                          ============    ============    ============


See notes to consolidated financial statements.

                       EVANS BANCORP, INC. AND SUBSIDIARY

   Notes to Consolidated Financial Statements / Years Ended December 31, 2001,
                                  2000 and 1999


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General - Evans Bancorp, Inc. (the "Company") was organized in October 1988, under the Business Corporation Law of the State of New York as a bank holding company. The accompanying consolidated financial statements include the accounts of Evans Bancorp, Inc. and its wholly owned subsidiary, Evans National Bank (the "Bank"), and its wholly owned subsidiaries, M&W Agency, Inc. ("M&W"), and ENB Associates, Inc. ("ENB").

The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Derby, Evans, Forestville, Hamburg, North Boston, and West Seneca.

M&W is a retail property and casualty insurance agency headquartered at Silver Creek, New York. Through its several branch offices, M&W sells, for commissions, various premium-based insurance policies. M&W commenced operations during the third quarter of 2000.

ENB was established during the first quarter of 2000 and provides non-deposit investment products, such as mutual funds and annuities, to bank customers at bank branch locations. ENB has an agreement with a licensed broker whereby ENB can purchase and sell securities for bank customers.

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

Securities classified as available for sale are stated at fair value with unrealized gains and losses excluded from earnings and reported, net of deferred income taxes, in stockholders' equity in accumulated other comprehensive income. Gains and losses on sales of securities are computed using the specific identification method.

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

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

Management's provision for loan losses reflects its current assessment of the New York State and local economy. Both have lagged behind national prosperity, which is now unsettled. Marginal job growth, in conjunction with a declining population base, has left the Bank's market more susceptible to potential credit problems during an economic downturn. This is particularly true of commercial borrowers. Commercial loans represent a segment of significant past growth as well as concentration in the Company's commercial real estate portfolio. Commercial real estate values may be susceptible to decline in an adverse economy. Management believes that the reserve is also in accordance with regulations promulgated by the OCC, and is reflective of its assessment of the local environment as well as a continued growth trend in commercial loans.

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

GOODWILL - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's acquisition of the M&W Group, Inc. Through December 31, 2001 goodwill was being amortized on a straight-line basis over ten years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company believes that this pronouncement will result in the cessation of systematic amortization of its goodwill. At December 31, 2001, the Company had approximately $2.8 million of goodwill and recorded approximately $318,000 of goodwill expense for the year ended December 31, 2001. The Company will continue to evaluate the net amount of goodwill recorded at least annually for impairment.

PROPERTIES AND EQUIPMENT - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 31 years.

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needs to be recognized for applicable assets in 2001, 2000 or 1999.

LOAN SERVICING - The Company, in its normal course of business, sells certain residential mortgages which it originates to the Federal National Mortgage Association ("FNMA"). The Company maintains servicing rights on the loans that it sells to FNMA and earns a fee thereon. At December 31, 2001 and 2000, the Company had approximately $15,997,000 and $8,904,000, respectively, in unpaid principal balances of loans services for FNMA. The Company has recorded no net servicing asset for such loans. For the year ended December 31, 2001, the Company sold $8,500,000 in loans to FNMA.

INTEREST INCOME ON LOANS - Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed and any cash received is credited to the outstanding principal balance. Such loans are returned to accrual status when they are made current and, in the opin-ion of management, the borrower has the ability to continue making timely payments. Loan origination and commitment fees and certain direct loan origination costs are deferred and recognized over the lives of the related assets as an adjustment of the loans' yields using the level yield method.

INCOME TAXES - Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes are actually paid or recovered.

NET INCOME PER COMMON SHARE - Net income per common share is based on the weighted average number of shares outstanding during each year, retroactively adjusted for stock splits. Only basic earnings per share is disclosed because the Company does not have any dilutive securities or other contracts to issue common stock or convert to common stock. All share and per share information presented is stated after giving effect to stock splits.

STOCK SPLIT - A 5 for 4 stock split was distributed on June 12, 2001 to shareholders of record as of May 25, 2001. Fractional shares were redeemed for cash. The stock split resulted in the issuance of 439,441 shares of common stock as well as fractional shares paid in cash totaling $21,597. All share and per share data reflect the split.

DIVIDEND REINVESTMENT PLAN - The Company has a Dividend Reinvestment Plan (the "Plan") which provides each holder of record of the Bank's common stock the opportunity to reinvest automatically the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan continue to receive cash dividends, as declared, in the usual manner. Fifth Third Bank, Corporate Trust Services (the "Agent") is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Company's common stock.

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

CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $1,290,000 and $1,045,000 at December 31, 2001 and 2000, respectively.

RECLASSIFICATIONS - Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with the presentation used in 2001.

ACCOUNTING STANDARDS PRONOUNCEMENTS: SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. The Company adopted the provisions of SFAS No. 133 effective October 1, 1998. The adoption of SFAS No. 133 (as amended by SFAS 138) did not impact the Company's earnings or financial position. As allowed by SFAS No. 133 the Company transferred approximately $2,900,000 of certain securities from held to maturity to the available for sale classification during 1998. The realized and unrealized gains on the securities transferred were not material to the Company.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000. This statement replaces SFAS No. 125, and requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 was effective for transfers and servicing of financial assets and extinguishments of liabilities of the Company occurring after March 31, 2001 and did not have a material impact on the Company's financial statements.

SFAS No. 141, Business Combinations issued on June 29, 2001 requires business combinations entered into after June 30, 2001 to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. This pronouncement had no effect on the Company's 2001 financial statements.

SFAS No. 142, Goodwill and Other Intangible Assets, issued on June 29, 2001, addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This statement will result in the end to systematic goodwill and other intangible amortization and require impairment testing on those balances at least annually. SFAS No. 142 is effective for the Company beginning on January 1, 2002 and is applicable to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized.

2. SECURITIES


The amortized cost of securities and their approximate fair value at December 31 were as follows:




                                                                 2001 - UNREALIZED

                                          AMORTIZED COST        GAINS             LOSSES         FAIR VALUE
Available for Sale:
  U.S. Government and Agency Securities   $ 24,934,682     $    636,940       $    (44,445)     $ 25,527,177

  Mortgage Backed Securities                17,040,697          109,613            (12,236)       17,138,074

  State and Municipal Securities            37,409,765          723,580           (316,320)       37,817,025

  Other Securities                           1,253,100                0                  0         1,253,100
                                          ------------     ------------       ------------      ------------
     Total                                $ 80,638,244     $  1,470,133       $   (373,001)     $ 81,735,376
                                          ============     ============       ============      ============

Held to Maturity:
  U.S. Government and Agency Securities   $     39,610     $          0       $          0      $     39,610
  State and Municipal Securities             2,290,245                0                  0         2,290,245
                                          ------------     ------------       ------------      ------------
     Total                                $  2,329,855     $                  $                 $  2,329,855
                                          ============     ============       ============      ============


                                                                  2000 - UNREALIZED

                                         AMORTIZED COST         GAINS            LOSSES         FAIR VALUE
Available for Sale:
  U.S. Government and Agency Securities    $23,665,879     $    343,037       $   (120,487)     $ 23,888,429
  Mortgage Backed Securities                15,817,452           30,138           (249,043)       15,598,547
  State and Municipal Securities            28,111,205          792,368             (9,982)       28,893,591
  Other Securities                           1,265,250                0                  0         1,265,250
                                           -----------     ------------       ------------      ------------
     Total                                 $68,859,786     $  1,165,543       $   (379,512)     $ 69,645,817
                                           ===========     ============       ============      ============
Held to Maturity:
  U.S. Government and Agency Securities    $    42,181     $          0       $          0      $     42,181
  State and Municipal Securities             3,433,220                0                  0         3,433,220
                                           -----------     ------------       ------------      ------------
     Total                                 $ 3,475,401     $          0       $          0      $  3,475,401
                                           ===========     ============       ============      ============

Available for sale securities with a total fair value of $29,410,581 at December 31, 2001 were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

The scheduled maturities of debt securities at December 31, 2001 are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call premiums.



                                         AVAILABLE FOR SALE SECURITIES     HELD TO MATURITY SECURITIES

                                         AMORTIZED COST     FAIR VALUE    AMORTIZED COST    FAIR VALUE
Due in one year or less                    $ 2,942,893     $ 2,956,009     $ 1,470,993     $ 1,470,993
Due after year one through five years        7,109,443       7,301,378         534,864         534,864
Due after five years through ten years      17,127,051      17,766,599         153,474         153,474
Due after ten years                         53,458,857      53,711,390         170,524         170,524
                                           -----------     -----------     -----------     -----------
Total                                      $80,638,244     $81,735,376     $ 2,329,855     $ 2,329,855
                                           ===========     ===========     ===========     ===========


Realized gains and losses from sales of securities for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

                        2001          2000         1999
Gross gains         $ 184,204      $  41,628   $   3,084
Gross losses             (523)       (94,454)     (3,841)
                   ----------      ---------   ---------
Net gain (loss)     $ 183,681      $ (52,826)  $    (757)
                   ==========      =========   =========

3. LOANS, NET

Major categories of loans at December 31, 2001 and 2000 are summarized as follows:

                                              2001                2000
Real estate - mortgages                 $ 120,765,599      $ 107,218,299
Real estate - construction                  1,520,153          1,965,555
Commercial                                 16,332,735         14,783,192
Installment                                 2,858,944          3,140,291
Student Loans                                 233,678            337,536
Other                                       1,293,279          1,350,205
Direct financing lease                        897,878          1,040,722
Net deferred loan origination costs           352,881            371,719
                                        -------------      -------------
                                          144,255,147        130,207,519
                                        -------------      -------------
Allowance for loan losses                  (1,786,115)        (1,428,467)
Loans, net                              $ 142,469,032      $ 128,779,052
                                        =============      =============

Changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 were as follows:


                                    2001              2000            1999
Balance, beginning of year     $ 1,428,467      $   838,167      $   729,199
Provision for loan losses          420,000          689,000          170,000
Recoveries                          17,250            6,356            9,511
Loans charged off                  (79,602)        (105,056)         (70,543)
                               -----------      -----------      -----------
Balance, end of year           $ 1,786,115      $ 1,428,467      $   838,167
                               ===========      ===========      ===========

Loans evaluated for impairment, for which an allowance for loan impairment was not required under SFAS No. 114 due to the adequacy of related collateral values totaled approximately $724,000 and $1,195,000 at December 31, 2001 and 2000, respectively. The average recorded investment in these loans during 2001, 2000, and 1999 was approximately $601,600, $1,166,500, and $889,500, respectively. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $36,000, $78,000 and $76,000 in 2001, 2000 and 1999, respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 2001.

As of December 31, 2001 and 2000, the Bank had no other loans which were impaired as defined by SFAS No. 114.

The Bank participates as a lessor in a leasing agreement that is classified as a direct financing lease. Future minimum lease payments totaled $897,878 at December 31, 2001. Unearned income totaled $144,658 at December 31, 2001. All future minimum lease payments are expected to be collected.

At December 31, 2001 the scheduled future minimum lease payments are as follows:

2002                                    $   211,265
2003                                        224,469
2004                                        264,082
2005                                        198,062
                                        -----------
Total                                   $   897,878
                                        ===========

4. OTHER ASSETS

Other assets at December 31, were as follows:

                                            2001          2000
Bank owned life insurance           $     832,755   $    689,915
Goodwill                                2,843,363      3,182,143
Deferred tax asset                      1,439,172      1,279,585
Accrued interest receivable             1,469,607      1,599,780
Life insurance proceeds receivable              0      1,650,000
Other                                   1,275,989      1,111,669
                                    -------------   ------------
Total                               $   7,860,886   $  9,513,092
                                    =============   ============

5. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:

                                       2001              2000
Land                              $   268,485      $   268,485
Buildings and improvements          4,468,428        3,737,942
Equipment                           3,931,185        3,520,974
Construction in Progress                    0           21,100
                                  -----------      -----------
                                    8,668,098        7,548,501
Less accumulated depreciation      (4,545,365)      (3,771,632)
                                  -----------      -----------
Properties and equipment, net     $ 4,122,733      $ 3,776,869
                                  ===========      ===========

Depreciation expense totaled $613,117 in 2001, $578,407 in 2000, and $506,381 in 1999.

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

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - As described in
Note 14, the Company was a party to financial instruments with off-balance sheet risk at December 31, 2001 and 2000. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 2001 and 2000 approximates the recorded amounts of the related fees, which are not considered material.

At December 31, 2001 and 2000, the estimated fair values of the Company's financial instruments were as follows:

                                                    2001                               2000
                                     CARRYING AMOUNT    FAIR VALUE     CARRYING AMOUNT    FAIR VALUE
Financial Assets:
  Cash and cash equivalents           $ 10,635,530     $ 10,635,530     $  9,358,912     $  9,358,912
                                      ============     ============     ============     ============
  Securities                          $ 84,065,231     $ 84,065,231     $ 73,121,218     $ 73,121,218
                                      ============     ============     ============     ============
  Loans                               $144,255,147                      $130,207,519
  Less: allowance for loan losses        1,786,115                         1,428,467
                                      ------------                      ------------
  Loans, net                          $142,469,032     $148,103,833     $128,779,052     $129,163,941
                                      ============     ============     ============     ============
Financial Liabilities
  Deposits                            $204,260,062     $206,592,532     $186,701,319     $187,233,211
                                      ============     ============     ============     ============
  Other borrowed funds                $  9,660,748     $  9,660,748     $  4,409,068     $  4,409,068
                                      ============     ============     ============     ============

7. DEPOSITS

Time deposits, with minimum denominations of $100,000 each, totaled $28,864,608 and $30,779,658 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002                                        $ 62,239,972
2003                                          23,889,847
2004                                             888,908
2005                                             387,774
2006                                           3,207,171
Thereafter                                        92,913
                                            ------------
                                            $ 90,706,585
                                            ============

8. OTHER BORROWED FUNDS

Other borrowed funds include $9,660,748 of long-term borrowing at December 31, 2001. The long-term borrowing consisted of various advances from the Federal Home Loan Bank with interest rates ranging from 4.83% to 5.07%. These advances are collateralized by certain qualifying assets. The maturities of other borrowed funds are as follows:


2002                                         $ 2,032,393
2003                                           3,165,143
2004                                           2,318,226
2005                                           1,366,527
2006                                             778,459
                                             -----------
Total                                        $ 9,660,748
                                             ===========

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

                                                           2001             2000
Change in benefit obligation:
  Benefit obligation at beginning of year            $ 1,912,951      $ 1,851,106
  Service cost                                           170,990          110,067
  Interest cost                                          155,046          145,860
  Employer contributions                                  85,835           93,807
  Actuarial gain                                        (270,175)            (444)
  Benefits paid                                          (96,255)        (287,445)
                                                     -----------      -----------
  Benefit obligations at end of year                   1,958,392        1,912,951
                                                     -----------      -----------
Change in plan assets:
  Fair value of plan assets at beginning of year     $ 1,897,429      $ 1,932,394
  Actual return on plan assets                          (151,892)         158,673
  Employer contributions                                  85,835           93,807
  Benefits paid                                          (96,255)        (287,445)
                                                     -----------      -----------
  Fair value of plan assets at end of year             1,735,117        1,897,429
                                                     -----------      -----------
Funded status                                           (223,275)         (15,522)
Unrecognized net actuarial gain                          177,041           59,635
Unrecognized prior service cost                         (197,696)        (212,403)
                                                     -----------      -----------
Accrued benefit cost                                 $  (243,930)     $  (168,290)
                                                     ===========      ===========

The Plan's assets are primarily invested in equity and fixed income mutual funds. Valuations of the pension plan as shown above were conducted as of October 1, 2001 and 2000. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

Weighted-average discount rate                        7.50%
Rate of increase in compensation levels               4.75%
Expected long-term rate of return on plan assets      7.50%

The components of net periodic benefit cost consisted of the following:

                                      2001            2000       1999
Service cost                       $ 170,990      $ 110,067   $  89,062
Interest cost                        155,046        145,860     132,676
Expected return on plan assets      (148,392)      (149,085)   (135,913)
Net amortization and deferral        (16,169)       (16,169)    (16,169)
                                   ---------      ---------   ---------
Net periodic benefit cost          $ 161,475      $  90,673   $  69,656
                                   =========      =========   =========

The Bank also maintains a nonqualified supplemental executive retirement plan covering certain members of senior management. The plan provides a fixed benefit which is specific to the participant. The obligations related to the plan are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $166,000 and $119,000 at December 31, 2001 and 2000, respectively. The face values of these policies were approximately $1,750,000 at December 31, 2001 and 2000. The Bank uses an actuarial method of amortizing unrecognized net gains or losses which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees which exceeds the required amortization.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statement of financial position, and the amounts recognized in the statement of financial position.

                                                          2001             2000
Change in benefit obligation:
  Benefit obligation at beginning of year            $ 1,384,729      $ 1,216,689
  Service cost                                           130,879          194,792
  Interest cost                                          109,902           73,633
  Actuarial gain (loss)                                 (214,574)        (100,385)
                                                     -----------      -----------
  Benefit obligation at end of year                    1,410,936        1,384,729
                                                     -----------      -----------

Change in plan assets:
  Fair value of plan assets at beginning of year               0                0
  Actual return on plan assets                                 0                0
  Contributions to the plan                                    0                0
  Benefits paid                                                0                0
                                                     -----------      -----------
  Fair value of plan assets at end of year                     0                0
                                                     -----------      -----------

Funded status                                         (1,410,936)      (1,384,729)
Unrecognized net actuarial loss                          276,052          453,519
                                                     -----------      -----------
Accrued benefit cost                                 $(1,134,884)     $  (931,210)
                                                     ===========      ===========





Valuations of the nonqualified supplemental executive retirement plan as shown above were conducted as of January 1, 2001 and 2000. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:


Weighted-average discount rate                                           7.50%
Expected long-term rate of return on plan assets                         7.50%


The components of net periodic benefit cost consisted of the following:


                                     2001         2000         1999
Service cost                      $130,879     $194,792     $ 83,898
Interest cost                      109,902       73,633       63,592
Net amortization and deferral       55,669       51,602       51,602
                                  --------     --------     --------
Net periodic benefit cost         $296,450     $320,027     $199,092
                                  ========     ========     ========

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $71,000, $212,000 and $73,000 in 2001, 2000 and 1999, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $983,000 and $959,000 at December 31, 2001 and 2000, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $381,000 and $285,000 at December 31, 2001 and 2000, respectively. The face values of these policies at both dates was approximately $3,200,000. The increase in cash surrender value is included in the "Other" financial statement line on the statement of income. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a defined contribution Employee Savings 401(k) Plan for its employees who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute between 1% and 15% of their annual salary, with a matching contribution by the Bank equal to 25% of the first 4% of the employees contribution plus 1% of the employees base pay. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was approximately $44,000, $43,000 and $39,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

11. STOCK OPTION PLAN

The Company maintains a Stock Option Plan (the "Plan"). Under the provisions of the Plan, awards, up to an aggregate 85,000 shares of common stock, may be granted for employees and consultants under the Plan, awards may consist of stock options, stock appreciation rights (SARs), and Restricted Stock awards. With respect to stock options, the Compensation Committee of the Company's Board of Directors determines the option price (not to be less than fair market value) at the date of grant. The Committee will determine the applicable vesting periods for all awards as well as expiration dates, which will generally not be more than ten years. The Committee is authorized to determine all terms, restrictions, and conditions for all types of awards under the Plan. As of December 31, 2001 no awards have been granted.

12. INCOME TAXES

The components of the provision for income taxes were as follows:

                                       2001             2000          1999
Income taxes currently payable    $ 1,293,000      $ 1,250,000     $ 769,000
Deferred benefit                     (185,000)        (468,750)     (162,000)
                                  -----------        ---------     ---------
Net provision                     $ 1,108,000        $ 781,250     $ 607,000
                                  ===========        =========     =========


At December 31, 2001 and 2000 the components of the net deferred tax asset were as follows:

                                                  2001            2000
Deferred Tax Assets:
  Allowance for loan losses                   $  651,000     $  519,000
  Pension premiums                               654,000        554,000
  Deferred compensation                          386,000        383,000
  Other                                                0         85,000
                                              ----------     ----------
  Gross deferred tax assets                    1,691,000      1,541,000
                                              ----------     ----------

Deferred Tax Liabilities:
  Depreciation                                         0         24,000
  SERP premiums                                  113,000        114,000
  Prepaid expenses                               139,000        149,000
  Unrestricted gains/losses on securities        431,000        314,000
                                              ----------     ----------
  Gross deferred tax liabilities                 683,000        601,000
                                              ----------     ----------
  Net deferred tax assets                     $1,008,000     $  940,000
                                              ==========     ==========


The net deferred tax asset at December 31, 2001 and 2000 is included in other assets in the accompanying consolidated balance sheets.

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

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

December 31,                                                 2001                      2000                         1999
                                                     AMOUNT      PERCENT        AMOUNT     PERCENT        AMOUNT         PERCENT
Tax provision at statutory rate                  $ 1,254,000       34%      $ 1,361,000      34%       $  896,000          34%
Increase (decrease) in taxes resulting from:
  Tax-exempt income                                 (534,000)     (15)         (527,000)    (13)         (448,000)        (17)
  Tax exempt insurance proceeds                                                (469,000)    (12)                0           0
  State taxes, net of federal benefit                240,000        7           210,000       5           159,000           6
  Non-deductible Goodwill                            108,000        3            36,000       1                 0           0
  Other items, net                                    40,000        1           170,250       4                 0           0
                                                 -----------       --       -----------      --         ---------          --
  Provision for income taxes                     $ 1,108,000       30%      $   781,250      19%        $ 607,000          23%
                                                 ===========       ==       ===========      ==         =========          ==

13. RELATED PARTY TRANSACTIONS

The Bank has entered into loan transactions with certain directors, significant shareholders and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was $4,993,555 and $4,689,588, respectively. During 2001 and 2000, new loans to such related parties amounted to $15,613,495 and $9,384,541, respectively, and repayments amounted to $15,304,528 and $9,181,300.

14. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 2001 and 2000 is as follows:

                                     2001            2000
Commitments to extend credit     $26,457,000     $27,435,000
Standby letters of credit          1,843,000       1,203,000
                                 -----------     -----------
Total                            $28,300,000     $28,638,000
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

15. CONCENTRATIONS OF CREDIT

All of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities within the Bank's market area, which is Western New York. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit to any single borrower or group in excess of 15% of capital.

16. SEGMENT INFORMATION

The Company is comprised of two primary business segments: banking and insurance activities.

The reportable segments are separately managed and their performance is evaluated based on net income. All sources of segment specific revenues and expenses are attributed to management's definition of net income. Revenues from transactions between the two segments are not significant. The accounting policies of the segments are the same as those described in Note 1. The following table sets forth information regarding these segments for the years ended December 31, 2001 and 2000.


                                                                                            2001
                                                            BANKING ACTIVITIES     INSURANCE ACTIVITIES        TOTAL
Net Interest income (loss)                                      $ 9,138,090           $   (28,069)         $ 9,110,021
Provision for credit losses                                         420,000                     0              420,000
                                                                -----------            ----------          -----------
Net interest income (loss) after provision for credit loses       8,718,090               (28,069)           8,690,021

Non-interest income                                               1,948,733                     0            1,948,733
Insurance commissions and fees                                                          2,412,900            2,412,900
Net gain (loss) on sales of assets                                  166,279                                    166,279
Non-interest expense                                              7,671,705             1,858,901            9,530,606
                                                                -----------            ----------          -----------
Income before income taxes                                        3,161,397               525,930            3,687,327
Income tax expense                                                  897,400               210,600            1,108,000
                                                                -----------            ----------          -----------
                                                                $ 2,263,997            $  315,330          $ 2,579,327
                                                                ===========            ==========          ===========


                                                                                          2000
                                                               BANKING ACTIVITIES  INSURANCE ACTIVITIES      TOTAL
Net Interest income (loss)                                      $ 8,596,869           $   (16,780)         $ 8,580,089
Provision for credit losses                                         689,000                     0              689,000
                                                                -----------           -----------          -----------
Net interest income (loss) after provision for credit loses       7,907,869               (16,780)           7,891,089

Non-interest income                                               3,054,523                     0            3,054,523
Insurance commissions and fees                                            0               646,484              646,484
Net gain (loss) on sales of assets                                  (52,826)                    0              (52,826)
Non-interest expense                                              6,979,923               555,111            7,535,034
                                                                -----------           -----------          -----------

Income before income taxes                                        3,929,643                74,593            4,004,236
Income tax expense                                                  751,350                29,900              781,250
                                                                -----------           -----------          -----------
                                                                $ 3,178,293           $    44,693          $ 3,222,986
                                                                ===========           ===========          ===========




IDENTIFIABLE ASSETS, NET             DECEMBER 31, 2001       December 31, 2000
Banking activities                     $245,342,374             $220,798,870
Insurance activities                      3,811,038                3,750,273
                                       ------------             ------------
Consolidated Total Assets              $249,153,412             $224,549,143
                                       ============             ============

For the year ended December 31, 1999, the Company determined that its business was comprised of banking activities only.

17. REGULATORY MATTERS


The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2000, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:

                                                                                         2001
                                                                                                           MINIMUM TO BE WELL
                                                                                MINIMUM FOR CAPITAL     CAPITALIZED UNDER PROMPT
                                                         ACTUAL                  ADEQUACY PURPOSES     CORRECTIVE ACTION PROVISIONS
                                                 AMOUNT           RATIO         AMOUNT          RATIO        AMOUNT          RATIO
Total Capital (to Risk Weighted Assets)      $ 25,226,000         16.4%      $ 12,333,000       8.0%     $  15,417,000      10.0%
                                              -----------         ----       ------------       ---      -------------      ----
Tier I Capital (to Risk Weighted Assets)     $ 23,451,000         15.2%      $  6,167,000       4.0%     $   9,250,000       6.0%
                                              -----------         ----       ------------       ---      -------------      ----
Tier I Capital (to Average Assets)           $ 23,451,000          9.6%      $  9,763,000       4.0%     $  12,204,000       5.0%
                                              -----------         ----       ------------       ---      -------------      ----



                                                                             2000
                                                                                                        MINIMUM TO BE WELL
                                                                            MINIMUM FOR CAPITAL     CAPITALIZED UNDER PROMPT
                                                      ACTUAL                 ADEQUACY PURPOSES    CORRECTIVE ACTION PROVISIONS
                                               AMOUNT         RATIO         AMOUNT       RATIO        AMOUNT         RATIO
Total Capital (to Risk Weighted Assets)      $ 22,880,000      16.6%      $11,006,000      8.0 %     $13,757,000      10.0%
                                             ------------      ----       -----------      ---       -----------      ----
Tier I Capital (to Risk Weighted Assets)     $ 21,463,000      15.6%      $ 5,503,000      4.0 %     $ 8,254,000       6.0%
                                             ------------      ----       -----------      ---       -----------      ----
Tier I Capital (to Average Assets)           $ 21,463,000       9.9%      $ 8,677,000      4.0 %     $10,846,000       5.0%
                                             ------------      ----       -----------      ---       -----------      ----

18. PARENT COMPANY ONLY FINANCIAL INFORMATION


Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

                                                                                  2001              2000             1999
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS
Cash                                                                         $     36,779      $     41,205
Investment in subsidiary                                                       26,923,990        25,137,867
                                                                             ------------      ------------
       Total assets                                                          $ 26,960,769      $ 25,179,072
                                                                             ============      ============

STOCKHOLDERS' EQUITY
Stockholders' Equity:
   Common stock                                                              $  1,103,234      $    879,801
   Capital surplus                                                             13,727,084        13,810,991
   Retained earnings                                                           11,464,273         9,953,780
   Accumulated other comprehensive income, net of tax                             666,178           534,500
                                                                             ------------      ------------
       Total stockholders' equity                                            $ 26,960,769      $ 25,179,072
                                                                             ============      ============

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2000, and 1999

Dividends from subsidiary                                                    $  1,068,834      $    899,046      $    798,195
Other revenue                                                                     185,000            50,000            50,000
Expenses                                                                         (189,426)          (47,813)          (49,681)
                                                                             ------------      ------------      ------------
Income before equity in undistributed earnings of subsidiary                    1,064,408           901,233           798,514
Equity in undistributed earnings of subsidiary                                  1,514,919         2,321,753         1,228,756
                                                                             ------------      ------------      ------------
Net income                                                                   $  2,579,327      $  3,222,986      $  2,027,270
                                                                             ============      ============      ============

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000, and 1999

Operating Activities:
   Net income                                                                $  2,579,327      $  3,222,986      $  2,027,270
   Adjustments to reconcile net income to net cash
       provided by operating activities:
       Undistributed earnings of subsidiary                                    (1,514,919)       (2,321,753)       (1,228,756)
                                                                             ------------      ------------      ------------
       Net cash provided by operating activities                                1,064,408           901,233           798,514

Financing Activities - Cash dividends paid                                     (1,068,834)         (899,046)         (798,195)
                                                                             ------------      ------------      ------------
Net (increase) decrease in cash                                                    (4,426)            2,187               319
Cash, beginning                                                                    41,205            39,018            38,699
                                                                             ------------      ------------      ------------
Cash, ending                                                                 $     36,779      $     41,205      $     39,018
                                                                             ============      ============      ============

19. SUBSEQUENT EVENTS

Subsequent to the Balance Sheet date of December 31, 2001, M&W Agency, Inc, completed its acquisition of the assets, business and certain liabilities of the Eden Agency, Inc., a retail property and casualty insurance company located in Eden, New York. The pro forma impact of this acquisition is not material to the revenue, net income or earnings per share assuming the acquisition had taken place at January 1, 2001.

Subsequent to the Balance Sheet date of December 31, 2001, the Bank signed a long-term land lease commitment in Amherst, New York, upon which it plans to construct its eighth branch. Construction of the branch is expected to begin in late spring 2002 with an expected completion date of fall 2002.

Subsequent to the Balance Sheet date of December 31, 2001, the Bank was in the process of establishing a wholly owned subsidiary, Evan National Holding Corp, a New York Corporation that will elect to be taxed as a real estate investment trust. The business activities of this subsidiary will be limited to purchasing and servicing loans and beneficial interest thereunder.


20. QUARTERLY FINANCIAL DATA - UNAUDITED

(In thousands, except per share data)        4TH QUARTER    3RD QUARTER  2ND QUARTER  1ST QUARTER
2001
Interest Income                                 $3,701         $3,947        $3,998     $4,001
Interest Expense                                 1,434          1,611         1,699      1,793
                                                ------         ------        ------     ------
Net Interest Income                              2,267          2,336         2,299      2,208
Net Income                                         548            725           650        655
Earnings per share**                              0.24           0.33          0.30       0.30

2000
Interest Income                                 $3,832         $3,886        $3,754     $3,599
Interest Expense                                 1,788          1,627         1,579      1,497
                                                ------         ------        ------     ------
Net Interest Income                              2,044          2,259         2,175      2,102
Net Income                                       1,350*           695           635        543
Earnings per share**                              0.59           0.32          0.30       0.26


* Fourth quarter 2000 net income includes a one-time life insurance benefit of approximately $1.4 million on the former Chairman, President and CEO.

** All share and per share information is stated after giving effect to the June
   2001, 5 for 4 stock split.

SHAREHOLDER AND CORPORATE INFORMATION

GENERAL SHAREHOLDER INFORMATION

As of December 31, 2001, there were 1,197 shareholders of record of the Company's common stock. Total shares outstanding were 2,206,467.

ANNUAL MEETING
Tuesday, April 23, 2002 at 9:00 a.m.
Romanello's South Restaurant
5793 South Park Avenue
Hamburg, NY 14075

INVESTOR INFORMATION

UPON WRITTEN REQUEST OF ANY SHAREHOLDER, A COPY OF THE COMPANY'S REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2001, THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE OBTAINED, WITHOUT CHARGE, FROM MICHELLE A. BAUMGARDEN, EVANS BANCORP, INC., 14-16 N. MAIN STREET, ANGOLA, NY 14006

Investor and shareholder information regarding Evans Bancorp, Inc., including all filings with the Securities and Exchange Commission, is available through the Company's website at www.evansnationalbank.com.

STOCK TRANSFER AGENT
AND REGISTRAR

Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholders records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment plan should contact:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, OH 45202
1-800-837-2755 or (513) 579-5320

CORPORATE HEADQUARTERS
14-16 North Main Street
Angola, NY 14006
(716) 549-1000

AUDITORS
Deloitte & Touche LLP
50 Fountain Plaza
Buffalo, NY 14202
(716) 843-7200

CORPORATE OFFICERS

EVANS NATIONAL BANK

PRESIDENT AND
CHIEF EXECUTIVE OFFICER
James Tilley

SENIOR VICE PRESIDENT
William R. Glass

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Mark DeBacker

VICE PRESIDENTS
Katherine M. Allen
George L. Catalano
Mary E. Doeing
Susan J. Herold
Timothy F. Jachlewski
Howard M. Martin, Jr.
Michael R. Noville
Michael C. Schafer
Jeffrey M. Werdein
Jeffrey L. White

ASSISTANT VICE PRESIDENTS
Rita A. Boyland
Michelle A.Bress
Rose Marie Hinckley
Nadine G. Houghton
Cathy E. Rohrich
Mary Jo Shults

BANK OFFICERS
Julie Gornikewicz
Lori L. Kuczka
Linda Noecker
Mary K. Nytz
Mary D. Philbin

M&W AGENCY, INC.
PRESIDENT
Robert G. Miller, Jr.

VICE PRESIDENTS
Louis Atti
Frederick Gould
Ronald E. Miller

ENB ASSOCIATES INC.

PRESIDENT
Robert G. Miller, Jr.

VICE PRESIDENT
Emily S. Hazlett



QUARTERLY STOCK PRICES*


           3/31/00       6/30/00       9/30/00     12/31/00            3/31/01     6/30/01       9/30/01      12/31/01
===========================================================  =========================================================
HIGH       $37.60        $37.60        $37.60       $37.60      HIGH    $37.60      $37.60        $30.00       $22.57
-----------------------------------------------------------  ---------------------------------------------------------
LOW        $37.60        $37.60        $37.60       $37.60      LOW     $37.60      $37.60        $18.00       $17.40


* Evans Bancorp, Inc. distributed a 5 for 4 split of its common stock on June 12, 2001 and the information listed has been adjusted to reflect this stock split. The common stock began trading on the NASDAQ National Market system on July 9, 2001. Prior to that time, the stock was not traded on an exchange and the price information listed represents the highest and lowest per share prices known to management at which the stock of the Company was sold in private transactions during the periods indicated, without retail markup, markdown or commission.

                             CORPORATE INFORMATION

BOARD OF DIRECTORS
Phillip Brothman
Chairman of the Board
Partner, Hurst, Brothman & Yusick

Thomas H. Waring, Jr.
Vice Chairman of the Board
Principal, Waring Financial Group

Robert W. Allen, Secretary
Retired

William F. Barrett
Property Developer and Real Estate Manager

James Biddle, Jr.
Treasurer, Mader Construction Corporation, Inc.
and related companies

Laverne G. Hall
Retired

David C. Koch
Chairman and Chief Executive Officer,
New Era Cap Co., Inc.

Robert G. Miller, Jr.
President, M&W Agency

James Tilley
President and Chief Executive Officer,
Evans National Bank

David M. Taylor
President, Concord Nurseries, Inc.



DIRECTORS EMERITUS

Floyd H. Hurst
Richard C. Stevenson
Carl F. Ulmer




OFFICERS

EVANS BANCORP, INC.

James Tilley
President and Chief Executive Officer

Robert W. Allen
Secretary

William R. Glass
Treasurer


[PHOTO]

BOARD OF DIRECTORS
Standing: James Biddle, Jr.; David C. Koch; David M. Taylor;
Robert G. Miller, Jr.; William F. Barrett; Laverne G. Hall

Seated: James Tilley; Robert W. Allen; Philip Brothman; Thomas H. Waring, Jr.


[PHOTO]

EXECUTIVE COMMITTEE
Left to right: Thomas H. Waring, Jr., Vice Chairman of the Board; James Tilley, President and Chief Executive Officer; Phillip Brothman, Chairman of the Board; William R. Glass, Senior Vice President; Mark DeBacker, Senior Vice President and Chief Financial Officer


[PHOTO]

OPERATING COMMITTEE
Left to right: Mark DeBacker, Senior Vice President and Chief Financial Officer; William R. Glass, Senior Vice President; James Tilley, President and Chief Executive Officer; George L. Catalano, Vice President