Form 10-K, Exhibit 13
period 2002-12-31
EVANS BANCORP INC
filed 2003-03-24
CIK 842518

                                                                      EXHIBIT 13

[EVANS NATIONAL BANK LOGO]

insight
diversity
opportunity
service

[EVANS BANCORP, INC. LOGO]
2002 Annual Report

TABLE OF CONTENTS

2     Letter to Shareholders

6     Business and Market Profile

8     Selected Financial Information

9     Management's Discussion and Analysis

22    Independent Auditor's Report

23    Consolidated Financial Statements

27    Notes to Consolidated Financial Statements

46    Shareholder and Corporate Information

47    Directors and Officers

[COVER PAGE]

ABOUT OUR COVER

The insight, diversity, opportunity and service images shown are reflective of the fundamental strategies demonstrated by Evans Bancorp, Inc. in a year of solid performance.

[EVANS BANCORP, INC. LOGO]

CORPORATE PROFILE

Evans Bancorp, Inc. is the holding company for Evans National Bank, a commercial bank with eight branches located in Western New York with $288.7 million in assets and $239.5 million in deposits at December 31, 2002. The Bank serves its market through offices located in Amherst, Angola, Derby, Evans, Forestville, Hamburg, North Boston and West Seneca, New York. The Bank announced in January 2003, its intent to open a new branch in Erie County in late 2003, further extending its market service area in Erie County.

The M&W Agency, Inc. is a wholly-owned subsidiary of the Bank offering retail property and casualty insurance from ten offices in Western New York. The Bank also provides non-deposit investment products such as mutual funds and annuities to bank customers through its wholly-owned subsidiary ENB Associates Inc. ENB Associates has an agreement with a licensed broker, through which it purchases and sells securities to its customers.

This annual report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning future business, revenues and earnings. These statements are not historical facts or guarantees of future performance, events or results. There are risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements. Information on factors that could affect the Company's business and results is discussed in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new, updated information, future events or otherwise.

                                                                         INSIGHT

INVESTMENT HIGHLIGHTS

- Five-year compounded annual growth rate in assets of 12.74 percent and net loans of 7.95 percent

- Management's focus on growth of the commercial loan portfolio, particularly loans secured by real estate

- Diverse financial services and insurance businesses, with 26.5 percent of revenue derived from non-interest income

- A price to book value ratio of 1.76 based on the closing price for Evans Bancorp, Inc. common stock of $23.38 on December 31, 2002

- A dividend yield of approximately 2.40 percent, based on the closing price for Evans Bancorp, Inc. common stock of $23.38 on December 31, 2002

- History of asset strength, with residential mortgage loans at 12.9 percent of the total loan portfolio at December 31, 2002, and history of low loan charge-offs

2002 PERFORMANCE HIGHLIGHTS

-   Net income grew to $3.6 million, a 39.8 percent increase over 2001

-   Non-interest income increased by 20.9 percent for the year

-   Gross loans increased 4.8 percent in 2002, with commercial loans growing by
    10.6 percent. The Bank's loan servicing portfolio with FNMA increased 50.2 percent in 2002 to $24.0 million at December 31, 2002

-   Total deposits increased by 17.3 percent during 2002

- Continued technology improvements including the implementation of a new state of the art imaging system and the launch of the Bank's Cash Manager product which offers business customers significant online banking capabilities

- Established Evans National Holding Corporation ("ENHC"), a real estate investment trust subsidiary of the Bank, intended to provide the Bank with additional flexibility and planning opportunities

- Opened a new branch in Amherst, New York, in December 2002, extending the Bank's market service area to the northeast suburbs of Buffalo

                                  TOTAL ASSETS

[BAR CHART]

  98        99        00        01        02
                 (in millions)
$174.1    $198.8    $224.5    $248.7    $288.7

5-Year CAGR 12.74%

CAGR: Compound Annual Growth rate

                            NET EARNINGS PER SHARE*

[BAR CHART]

  98        99        00        01        02
$0.92     $0.91     $1.40     $1.12     $1.55

5-Year CAGR 13.86%

* All per share data reflects the June 2001 5-for-4 stock split and the 1-for-20 stock dividend paid to shareholders of record on December 2, 2002.

EVANS NATIONAL BANK                                                    DIVERSITY

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES

Evans Bancorp, Inc., the holding company for Evans National Bank and its subsidiaries M&W Agency, Inc., ENB Associates Inc. and the Evans National Holding Company, achieved record earnings in 2002. Strong asset and deposit growth that exceeded our plan, solid loan growth and continued success in our financial services and insurance businesses contributed to these exceptional results.

The volatile interest rate environment of 2001 stabilized during 2002. In 2002, mortgage refinancing continued at a rapid pace because of historically low interest rates, equity markets underperformed, global uncertainties prevailed and economic challenges on a national level continued to impact our local economies. In spite of these uncertainties and challenges, our Company was able to grow net income by 39.8%. Total assets of the Company increased to $288.7 million at December 31, 2002 or 16.1% over 2001. While total gross loans increased by 4.8%, our focus on commercial lending resulted in an increase of $10.1 million in the commercial loan portfolio, at December 31, 2002 or 10.6% over 2001. Consumer loans decreased, primarily due to refinancings of fixed rate residential mortgages and subsequent sales of residential mortgages in secondary markets. The Bank continues to sell fixed rate residential loans originated under a certain interest rate level, while maintaining the servicing rights to such loans. At December 31, 2002, the Bank had retained the servicing rights to $24.0 million in residential mortgages sold to the Federal National Mortgage Association (FNMA).

                         CASH DIVIDENDS PAID PER SHARE*

[BAR CHART]

  98        99        00        01        02
$0.28     $0.36     $0.40     $0.47     $0.56

5-Year CAGR 19.48%

* All per share data reflects the June 2001 5-for-4 stock split and the 1-for-20 stock dividend paid to shareholders of record on December 2, 2002.

Deposits exceeded our plan and increased by $35.2 million at December 31, 2002 or 17.3% over December 31, 2001. Two key performance measures for financial institutions, return on equity and return on assets, were 13.3% and 1.36%, respectively, in 2002 as compared to 10.18% and 1.09%, respectively, in 2001. In recognition of the strong performance of the Company in 2002, and coinciding with the opening of the Bank's new branch in Amherst, New York, the Company in December 2002 declared a special 5% stock dividend to shareholders. I refer you to the Investment Highlights and 2002 Performance Highlights described on the previous page and encourage you to review the Management's Discussion and Analysis section of this report. These sections describe further the growth and financial performance of the Company in 2002.

During the year, we achieved a number of key initiatives consistent with our strategic plan in addition to the financial performance results. These initiatives are the result of our focus on the precepts of insight, diversity, opportunity and service.

Evans National Holding Corporation was established as a real estate investment trust. The availability of a real estate investment trust provides the Bank with additional flexibility in managing our mortgage loan portfolio and will provide cost savings to the Company.

Supporting our growth strategy for the M&W Agency, Inc., we acquired the Eden Agency in Eden, New York, in January 2002. This acquisition compliments our current insurance business and provides the opportunity to bring our financial services to a neighboring community. We also redesigned the Derby, New York Bank branch to provide adequate space for a new M&W Agency, Inc. office.

Our Bank's presence in the Derby community grew during the spring of 2002, when we relocated our entire loan division from Angola to a completely renovated building, which is adjacent to our Derby branch. This move allowed us to centralize the Bank's loan functions, create processing efficiencies and relieve the overcrowded state of our Angola headquarters. Later in 2002, we renovated the interior of our headquarters in Angola to provide new office space for our professional staff, an enlarged conference room and additional space to accommodate our technology department.

We also opened our eighth Bank branch office in Amherst, New York in 2002. We believe our Amherst location is well situated to offer our banking, insurance and financial services to retail and commercial customers in that community. Included in our new office is space for an insurance office of the M&W Agency, Inc., as well space for our loan representative to process residential mortgage and home equity loan requests.

                                                                     OPPORTUNITY

Opening branches is not the only means of bringing our services to a community. In 2002, we placed an ATM on the campus of D'Youville College, on the west side of Buffalo, and in 2003, placed an ATM at Hilbert College in Hamburg, New York. An ATM is now available at West Seneca West High School in conjunction with our second student banking center in the West Seneca School District. These machines are available to students, staff, faculty and others having access to the facility. We will continue to identify appropriate sites throughout Western New York for our ATM services.

We also continued to develop new products and services, as well as delivery channels to service our customers. Our Merchant Credit Card program grew significantly during 2002, and the revenue generated represents an increasing portion of our non-interest income. The Merchant Credit Card program offers efficient, competitively-priced processing for credit card transactions. In an effort to be competitive and better serve our municipal and school district accounts, we restructured our Muni-Vest account to provide improved liquidity and return to these important customers. This effort resulted in approximately $23.1 million in deposits in Muni-Vest accounts at December 31, 2002. Enhancing our web-banking services remains important to us as our traditional customers embrace this technology and we position ourselves for the future. In 2002, we introduced "Cash Manager," a highly functional component of Eas-E Net Banking, to give our commercial customers greater control and access to managing their bank accounts from their place of business.

Another new service to our personal checking account customers was developed in 2002 and introduced in early 2003. This new service was named "Safeguard Overdraft Service" (SOS). It provides our valued retail customers with certain protection against accidental overdrafts. We continue to research ways to ensure that our customer's service experience meets with his or her needs.

A high priority objective in 2002 was improving our communication with you, our shareholders. An "Investor Fact Sheet" was distributed to our shareholders and potential investors in July. We also began distributing "The Quarterly," a newsletter to our shareholders about Company activities and financial results. Our first issue was published following the 3rd quarter of 2002 results and we intend to continue to distribute this report on a quarterly basis. To further support shareholders communications, we introduced our new Evans Bancorp, Inc. website in September 2002. This site features financial highlights, officer and director information, important shareholder relations information and overviews of the Company and its subsidiaries. Access is at www.evansbancorp.com.

The continued development of our electronic banking component with a goal to bring better delivery to our customers with state-of-the-art technology, while being efficient and cost effective, encouraged us to develop a service-bureau approach to the future. Our technology department began this process of transformation in 2002. The first stages were completed this past year when we successfully converted our Item Processing and Check Imaging System to the next-generation technology. Our conversion efforts will continue throughout the coming twelve months.

While these initiatives are important, our people represent the key to continuing our growth plans and managing our strategies. During the year, we added the following persons to our management team:

John B. Connerton, CPA, joined the Bank as controller. John brings significant experience in the field of public accounting with an emphasis on the banking industry. He will be responsible for financial reporting, accounting and the customer service departments.

Ronald J. Kasianowicz joined the Bank as assistant vice president and residential loan officer. He brings over 18 years lending experience in our trade areas. Ron will be focused on the Amherst market.

In addition, Mary Jo Shults, the Bank's manager of residential mortgage originations, was promoted to a vice president. Mary Jo joined the Bank in 1999 with significant experience and knowledge of residential lending in our Western New York market.

                             BOOK VALUE PER SHARE*

[BAR CHART]

  98        99        00        01        02
$ 8.36    $ 8.20    $10.90    $11.64    $13.22

5-Year CAGR 11.59%

* All per share data reflects the June 2001 5-for-4 stock split and the 1-for-20 stock dividend paid to shareholders of record on December 2, 2002.

                                                                         SERVICE

In preparation for the opening of our Amherst office, we made several appointments and additions to the Bank's branch staff. Douglas V. Carlson was appointed branch manager at the new Amherst office. Suzanne M. Funk was appointed assistant manager in Amherst. Mary K. Hosler was promoted to branch manager and Kim M. Heimburg, was appointed assistant manager of the Evans branch. Julie A. Gornikiewicz was promoted to branch manager and Beverly J. Iskra was promoted to assistant manager of the Forestville branch. Pamela L. Catalano was promoted to assistant manager of the Derby office.

As a community bank, we believe in community involvement. It is one of our stated corporate values. We further believe that our success is built on returning the trust placed in us back to the communities we serve. We established the Evans National Bank Foundation in 2002. Funded through corporate donations, the Foundation will be used to channel our financial support for philanthropic organizations and community projects. Beyond the financial support of the Evans National Bank Foundation, our Company's philosophy of community involvement was very evident in the many volunteer efforts of our staff, managers, directors and advisors. Our Company's total level of volunteerism now stands at 10,500 hours annually, an impressive effort that strengthens Evans Bancorp's reputation as a dedicated and respected corporate citizen. The Company also made a significant commitment this year as the major sponsor of the Briercliff Home Show. While this benefits our mortgage business, the event also produced a major financial contribution to the Buffalo Chapter of the Make-A-Wish Foundation.

The year 2002 ended on a sad note for all of us at Evans Bancorp and the Evans community. The passing of David Koch in early December 2002 ended his many years of service to our Company. David had served on our Board of Directors since 1979, and over this time, served on every standing committee of the Board. His leadership, business knowledge, sense of humor, integrity, and presence in the community will be greatly missed.

OUTLOOK

While 2002 provided exciting opportunities to pursue several of our growth strategies, we believe 2003 will be equally exciting, and perhaps more challenging, as we seek to manage these initiatives.

We have identified our theme for 2003 as "Managing for Value". This theme is intended to encourage and influence employees, at every level, to perform in ways that enhance their own personal value, improve the value of the Company and ultimately enhance shareholder value. We believe this theme will help to enable us to meet the challenges of the future and encourage a real sense of ownership throughout the Company as it grows.

To support this philosophy, our Board of Directors has approved an Employee Stock Purchase Plan. Pending shareholder approval, this plan will provide the opportunity for our employees to purchase shares of Evans Bancorp, Inc. stock at a discounted price through a convenient payroll deduction system. We see this as an efficient and effective way of increasing employee ownership and encouraging improved Company performance.

We will continue to evaluate opportunities to expand our market area and bring our style of banking and financial services to new communities. With assistance from our consultant, Verdi & Company, we have identified additional markets in Erie County and beyond, and are formalizing a five to eight-year strategic expansion plan. Our plan will include improved training and efforts in cross-selling to our current customer base, as well as additional financial services facilities. Efforts to identify another branch location are presently underway in order to close the market gap between our West Seneca and Amherst locations. Our expansion plans call for another full-service branch incorporating office space for insurance and investment services. Expansion plans continue to include identification and pursuit of other acquisition opportunities.

This spring, we plan to announce a new program for Trust and Private Wealth Management services. As part of our strategy to grow non-interest income, this program will fill a significant void in our family of products and services and will enable us to serve a whole new market segment.

As a public company, we expect to focus considerable efforts in 2003 in complying with the new requirements of the Sarbanes-Oxley Act of 2002 and other changes in accounting and securities law disclosure requirements. We view these changes as new opportunities to provide information about our Company to our shareholders and the public and to continue our tradition as a community bank accountable to our shareholders, customers and the communities we serve.

As described in the Proxy Statement for our Meeting of Shareholders to be held on April 22, 2003, our Board of Directors has nominated two new directors for election by the shareholders: Nancy Ware, the president of Edu-Kids, Inc.,

                                                                         INSIGHT

an early childhood education center, and John O'Brien, the executive director of financial administration for the Catholic Diocese of Buffalo. These individuals bring strong business and financial experience to our Board. Along with these additions to our governing Board of Directors, the Bank plans to increase the size of its Regional Community Advisory Boards.

Our efforts to upgrade technology will continue in 2003, as we complete the final installation phase of a new loan origination system, designed to provide expedited turnaround on loan applications and disbursement. In addition, we will finalize the conversion of our Item Processing and Check Imaging functions to a service bureau-oriented environment in 2003. We anticipate cost savings and efficiencies when these projects are fully completed.

To improve our balance between loans and deposits, we will continue to seek out new opportunities to increase our commercial loan portfolio. We plan to recruit additional, experienced commercial loan officers to focus on new markets and customer relationships.

We greatly appreciate the support and confidence of our shareholders, customers and the communities we serve. We approach 2003 with the same excitement and enthusiasm that has driven past performance. You can remain certain that the entire Evans Bancorp team is dedicated to our goals for 2003, ever mindful of our mission to increase shareholder value. We know that we face an uncertain economy and many critical issues on both national and local levels. However, we believe our plans are well-formulated, our strategies are sound, and we have the capability to carry them out.

Respectfully,

/s/ James Tilley
James Tilley
President and Chief Executive Officer

[PHOTO OF JAMES TILLEY]

EVANS NATIONAL BANK                                                    DIVERSITY

BUSINESS SUMMARY

LENDING

In 2002, we focused on increasing our commercial loan portfolio. Of the $10.1 million increase in total commercial loans, $6.5 million represented commercial real estate loans. Our loan portfolio at year end consisted of 69.9% commercial and 30.1% consumer loans. Real estate loans comprised the largest product segment totalling 81.4% of total loans. Some of the products experiencing the largest percentage growth at December 31, 2002, over December 31, 2001 include commercial time/term loans, 34.6%, commercial lines of credit, 16.7%, commercial mortgages, 8.9%, and home equity loans, 6.7%. Our commitment to commercial and consumer relationship-based community banking has resulted in beneficial, consistent long-term growth and, we believe, a high level of credit worthiness of our customers.

Our lending activities include secured and unsecured commercial loans, consumer loans, educational loans, commercial and consumer mortgages, home equity loans and business loans.

FINANCIAL SERVICES

Evans Bancorp has quietly transformed itself into a diversified financial services organization. Non-interest income in 2002 accounted for approximately 26.5% of revenue, allowing for a reduced reliance on net interest margin for financial performance.

The Company's wholly-owned subsidiary, M&W Agency, whose business was acquired September 1, 2000, offers full lines of personal and commercial insurance products through ten locations throughout Western New York. The agency is also a member of Combined Financial Services Inc., expanding product offerings further. The addition of M&W Agency, significantly changed the distribution of Evans Bancorp revenues, generating approximately $2.9 million in commission income or 14.2% of 2002 consolidated revenues.

ENB Associates Inc. ("ENB"), established in the first quarter of 2000, provides non-deposit investment products, such as mutual funds, annuities, 401K and IRA plans and estate planning. ENB has an agreement with a licensed broker, through which ENB purchases and sells securities to Bank customers. We are currently in the process of increasing the ENB presence in our existing branches, creating more cross- selling opportunities with existing customers. ENB enjoyed strong revenue growth of approximately 69.7% in 2002.

GROSS LOAN COMPOSITION (DECEMBER 31, 2002)

[PIE CHART]
Gross Loans = $151.1 Million

Commercial Real Estate          51.5%

Residential 1 - 4 Family
 Real Estate                    17.7%

Second Mortgages                 4.6%

Construction Mortgages           1.4%

Home Equity Lines
 of Credit                       9.1%

Commercial Loans                13.5%

Consumer Personal Loans          1.4%

Consumer Credit Cards             .2%

Other Loans                       .6%

                            Revenue Components (2002)

[PIE CHART]
Total Revenue = $20.7 Million

Interest Income - Loans                                 51.2%

Interest Income - Securities                            22.0%

Insurance Activities                                    14.2%

Other (including federal funds sold interest)            7.3%

Bank Deposit Account
Service Charges                                          5.3%

                                                                     OPPORTUNITY

DEPOSITS

Evans National Bank's deposit account services include checking, savings, NOW and time deposits. Total deposits were $239.5 million at December 31, 2002, an increase of 17.3% from year end 2001. Our deposits have grown at a compound annual growth rate of 11.59% over the last five years. Core deposits (excluding CD accounts over $100,000) represent 88.1% of this growth.

TECHNOLOGY

During 2002, the Bank introduced Cash Manager, our Internet driven business banking product which provides our business customers access to their accounts, 24 hours a day, 7 days a week. Cash Manager gives our customers the capability to view and print transactions, transfer funds between accounts at our Bank and elsewhere, make tax payments, and process direct deposit payroll, as well as conduct other business, all under the protection of enhanced security. During 2002, the Bank also upgraded to the next generation of Items Processing/Check Imaging Systems which offers additional flexibility, functionality and the potential for cost savings. We also added two off-premise ATM's during 2002, and plan to further expand our off-premise ATM network during 2003. Other electronic banking services include full-service telephone banking, Internet banking, and the Eas-E check card. We have also enhanced our Company website to give customers and potential customers access to information about our Company and products. During 2002, the Bank also launched a separate website for Evans Bancorp, Inc. accessible through www.evansbancorp.com.

MARKET AREA

Evans National Bank conducts its community banking business from eight branch locations in Erie and northern Chautauqua counties in New York State. The Bank plans to add a new branch in Erie County during late 2003.

M&W Agency, offers full lines of personal and commercial insurance products through ten offices located in Erie, Cattaraugus and Chautauqua counties in New York State. M&W's newest office was formerly the Gutekunst Insurance Agency, whose business was acquired in January, 2003. M&W plans to open additional new offices during the coming year.

DEPOSIT COMPOSITION (DECEMBER 31, 2002)

[PIE CHART]
Total Deposits = $239.5 Million

Savings         39.6%

Demand          18.7%

NOW              4.4%

Time            37.3%

[MAP]

                                                                         SERVICE

SELECTED FINANCIAL INFORMATION

For the Year Ended December 31,                  2002            2001           2000            1999            1998
RESULTS OF OPERATIONS (in thousands)
Interest income                               $    15,212     $   15,647     $   15,071      $   12,555      $   11,852
Interest expense                                    4,817          6,537          6,491           5,043           4,947
Net interest income                                10,395          9,110          8,580           7,512           6,905
Non-interest income                                 5,474 A        4,528          3,648 C         1,343           1,220
Non-interest expense                               10,650 B        9,531          7,535           6,050           5,197
Net income                                          3,606 AB       2,579          3,223 C         2,027           2,043

-----------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA (in thousands)
Total assets                                  $   288,711     $  248,722     $  224,549      $  198,788      $  174,120
Loans - net                                       148,998        142,469        128,779         116,433         110,526
Allowance for loan losses                           2,146          1,786          1,428             838             729
Securities                                        106,672         84,065         73,121          63,000          50,060
Total deposits                                    239,507        204,260        186,701         169,949         144,084
Stockholders' equity                               30,862         26,961         25,179          18,285          18,623

-----------------------------------------------------------------------------------------------------------------------

PER SHARE DATA*
Net income                                    $      1.55     $     1.12     $     1.40      $     0.91      $     0.92
Cash dividend                                 $      0.56     $     0.47     $     0.40      $     0.36      $     0.28
Book value at year end                        $     13.22     $    11.64     $    10.90      $     8.20      $     8.36
Market value at year end                      $     23.38     $    18.09     $    35.81      $    35.81      $    34.29
Weighted average shares                         2,325,414      2,310,137      2,305,662       2,229,311       2,229,428
-----------------------------------------------------------------------------------------------------------------------

A Includes one-time insurance proceeds of approximately $0.2 million

B Includes adjustment to reduce pension expense by approximately $0.2 million

C Includes one-time insurance proceeds of approximately $1.4 million

* Retroactively adjusted for the June 2001 5-for-4 stock split and the 1-for-20 stock dividend paid to shareholders of record on December 2, 2002.

                                                                         INSIGHT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Evans Bancorp, Inc. (the "Company") is the holding company for Evans National Bank (the "Bank"), its wholly- owned subsidiary, which is a nationally chartered bank founded in 1920 and headquartered in Angola, New York. The Bank's principal business is to provide a full range of banking services to consumer and commercial customers in Erie, Chautauqua and Cattaraugus Counties of Western New York.

The Bank serves its market through eight banking offices located in Amherst, Angola, Derby, Evans, Forestville, Hamburg, North Boston and West Seneca, New York. The Bank's principal source of funding is through deposits, which it reinvests in the community in the form of loans and investments. Deposits are insured to the applicable limit by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank is regulated by the Office of the Comptroller of the Currency ("OCC").

On March 11, 2000, ENB Associates Inc., a wholly-owned subsidiary of the Bank, began the activity of providing non- deposit investment products, such as annuities and mutual funds, to bank customers. Effective September 1, 2000, the Company completed the acquisition of the assets, business and certain liabilities of M&W Group, Inc., a retail property and casualty insurance agency headquartered in Silver Creek, New York. The insurance agency acquired is operated as M&W Agency, Inc., a wholly-owned subsidiary of the Bank. M&W Agency, Inc. sells various premium-based insurance policies on a commission basis. M & W Agency, Inc. operates offices located in Angola, Cattaraugus, Colden, Derby, Eden, North Collins, Silver Creek, South Dayton, Randolph, and West Seneca, New York. Evans National Holding Corp. ("ENHC") was incorporated in February 2002, as a subsidiary of the Bank. ENHC is operated as a real estate investment trust ("REIT"), which will provide additional flexibility and planning opportunities for the business of the Bank.

The Company operates in two reportable segments - banking and insurance.

All share and per share information presented is stated after giving effect to a 5-for-4 stock split distributed on June 12, 2001, to shareholders of record on May 25, 2001, and a 1-for-20 stock dividend payable on January 29, 2003, to shareholders of record on December 2, 2002.

The following discussion of financial condition and results of operations of the Company and the Bank and its wholly- owned subsidiaries should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in this Management's Discussion and Analysis may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "may" and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company or the Company's management and are subject to a number of risks and uncertainties, including but not limited to economic, competitive, regulatory, and other factors affecting the Company's operations, markets, products and services, as well as expansion strategies and other factors discussed elsewhere in this report filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new, updated information, future events, or otherwise.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements, are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments, and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

EVANS NATIONAL BANK                                                    DIVERSITY

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and valuation of goodwill to be the accounting areas that require the most subjective or complex judgments and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses.

The amount of goodwill reflected in the Company's consolidated financial statements is required to be tested by management for impairment on at least an annual basis. The test for impairment of goodwill on the identified reporting unit is considered a critical accounting estimate because it requires judgement and the use of estimates related to the growth assumptions and market multiples used in the valuation model.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Note 1 to the consolidated financial statements discusses new accounting policies adopted by the Company during 2002 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent management believes the adoption of new accounting standards materially affects the Company's financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

RESULTS OF OPERATIONS

Net interest income, the difference between interest income and fee income on earning assets, such as loans and securities, and interest expense on deposits and borrowings, provides the primary basis for the Bank's results of operations. These results are also impacted by non-interest income, the provision for credit losses, non-interest expense and income taxes. Net income of $3.6 million in 2002 consists of $3.1 million related to the Company's banking activities and $0.5 million related to the Bank's insurance activities. The total net income of $3.6 million or $1.55 per share in 2002 compares to $2.6 million or $1.12 per share for 2001. The 2002 earnings reflect a one-time life insurance proceeds receipt of approximately $0.2 million and an adjustment to reduce pension expense by approximately $0.2 million. Both items, combined, resulted in a positive impact on 2002 earnings of approximately $0.4 million or $0.16 per share. Also in 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, under which the Company no longer amortizes goodwill. Adjusting 2001 earnings to exclude the effects of goodwill amortization, net income for such year increases by $0.3 million or $0.14 per share. For 2002, net income rose $0.7 million or 24.4% over 2001 after adjusting 2001 results to exclude goodwill amortization.

Net income in 2000 was $3.2 million or $1.40 per share. However, 2000 net income includes a one-time insurance proceeds benefit of $1.4 million on a life insurance policy on the former chairman, president and CEO. This policy was purchased to indirectly fund a future obligation of the Bank as part of the Supplemental Employee Retirement Plan ("SERP"). Excluding the one-time insurance proceeds, 2001 net income increased by $0.7 million or 40.0% over 2000.

NET INCOME

[BAR CHART]


98      99      00      01      02
           (in millions)
$2.0    $2.0    $3.2    $2.6    $3.6

5-Year CAGR 14.88%

                                                                     OPPORTUNITY

NET INTEREST INCOME

Net interest income is dependent on the amounts and yields on interest earning assets as compared to the amounts of and rates on interest bearing liabilities.

The following table segregates changes in interest earned and paid for the past two years into amounts attributable to changes in volume and changes in rates by major categories of assets and liabilities. The change in interest income and expense due to both volume and rate has been allocated in the table to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

                                          2002 COMPARED TO 2001              2001 COMPARED TO 2000
                                        INCREASE (DECREASE) DUE TO         INCREASE (DECREASE) DUE TO
                                                                   ($000)
                                      VOLUME      RATE        TOTAL      VOLUME       RATE        TOTAL
Interest earned on:
 Loans                                $ 1,000    $(1,458)    $  (458)    $   982     $  (547)    $   435
 Taxable securities                       199       (538)       (339)        263        (117)        146
 Tax-exempt securities                    481        (65)        416         (16)         37          21
 Federal funds sold                       150       (209)        (59)         51         (77)        (26)
 Time deposits in other banks               5          0           5           0           0           0
                                      -------    -------     -------     -------     -------     -------
Total interest-bearing assets         $ 1,835    $(2,270)    $  (435)    $ 1,280     $  (704)    $   576
                                      =======    =======     =======     =======     =======     =======

Interest paid on:
 NOW accounts                         $    12    $   (44)    $   (32)    $    (2)    $    (7)    $    (9)
 Savings deposits                         319       (893)       (574)        105        (354)       (249)
 Time deposits                            274     (1,393)     (1,119)        414        (226)        188
 Federal funds purchased &
  other borrowings                         72        (67)          5         149         (33)        116
                                      -------    -------     -------     -------     -------     -------
Total interest-bearing liabilities    $   677    $(2,397)    $(1,720)    $   666     $  (620)    $    46
                                      =======    =======     =======     =======     =======     =======

Net interest income, before the provision for credit losses, increased to $10.4 million or 14.1% in 2002, as compared to $9.1 million in 2001, an increase of 6.2% from 2000 to 2001. This increase in 2002 is attributable to the increase in average earning assets of $25.8 million versus an increase of $19.1 million in average interest-bearing liabilities over 2001. This accounts, as indicated in the table above, for a net increase due to volume of approximately $1.2 million in net interest income. The tax-equivalent yield on earning assets decreased 87 basis points from 7.58% in 2001 to 6.71% in 2002, while the cost of funds had a greater decrease of 131 basis points, from 3.85% in 2001 to 2.54% in 2002. This resulted in a greater decrease in rate related changes on interest expense versus interest income, or a net increase in net interest income of approximately $0.1 million. The Bank's net interest margin increased from 4.20% during 2001 to 4.32% during 2002.

The increase in net interest income, before the provision for credit losses, in 2001 was primarily attributable to the increase in average earning assets of $19.1 million versus an increase of $15.9 million in average interest-bearing liabilities over 2000. The tax-equivalent yield on earning assets decreased 49 basis points from 8.07% in 2000 to 7.58% in 2001. The cost of funds decreased only 35 basis points, from 4.20% in 2000 to 3.85% in 2001. The Bank's net interest margin decreased from 4.43% at December 31, 2000, to 4.20% at December 31, 2001.

Management believes the increase in net interest margin from 2001 to 2002 is a result of a more stable interest rate environment during 2002. After the Federal Reserve cut key interest rates eleven times in 2001, 2002 had only one decrease of 50 basis points. The more stable rate environment allowed the Bank to more effectively manage within the current environment.

                                                                         SERVICE

The Bank believes net interest margin will be challenged in 2003 due to two main factors. Banks are not only competing with each other for available business, but with other providers of loan and investment products, such as credit unions and insurance companies. A wealth of information is easily obtained by consumers via the Internet, from television and through print media. Competitors exist beyond the geographic trade area and banks generally have increased business volumes by offering higher deposit rates and lower loan rates, looking to other potential sources of income, such as fees and service charges, to increase earnings.

Secondly, as the Bank responds to competitive pricing for assets, the current low interest rate environment will make it difficult to competitively adjust the pricing of liabilities much further. The historically low environment provides the Bank a smaller interval to move rates on deposits to offset any decrease on assets.

The Bank regularly monitors its exposure to interest rate risk. The proper management of interest-sensitive funds will help protect the Bank's earnings against extreme changes in interest rates. The Bank's Asset/Liability Management Committee ("ALCO") meets monthly for the purpose of evaluating the Bank's short-range and long-range liquidity position and the potential impact on capital and earnings as a result of sudden changes in interest rates. The Bank has adopted an asset/liability policy that specifies minimum limits for liquidity and capital ratios. Ranges have been set for the negative impact acceptable on net interest income and on the market value of equity as a result of a shift in interest rates. The asset/ liability policy also includes guidelines for investment activities and funds management. At its monthly meeting, the ALCO reviews the Bank's status and formulates its strategy based on current economic conditions, interest rate forecasts, loan demand, deposit volatility and the Bank's earnings objectives.

NET INTEREST INCOME

[BAR CHART]

  98    99   00    01    02
        (in millions)
$6.9   $7.5 $8.6  $9.1  $10.4

5-Year CAGR 9.90%

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the amount charged against the Bank's earnings to establish a reserve or allowance sufficient to absorb expected loan losses based on management's evaluation of the loan portfolio. Factors considered include current loan concentrations, charge-off history, delinquent loan percentages, input from regulatory agencies and general economic conditions.

On a quarterly basis, management of the Bank meets to review the adequacy of the allowance for loan losses. In making this determination, the Company analyzes the ultimate collectibility of the loans in its portfolio by incorporating feedback provided by internal loan staff, an independent loan review function and information provided by examinations performed by regulatory agencies.

The analysis of the allowance for loan losses is composed of three components: specific credit allocation, general portfolio allocation and subjectively by determined allocation. The specific credit allocation includes a detailed review of the credit in accordance with SFAS No. 114 and No. 118, and allocation is made based on this analysis. The general portfolio allocation consists of an assigned reserve percentage based on the credit rating of the loan.

The subjective portion of the allowance reflects management's current assessment of the New York State and local economies. Both have lagged behind national prosperity, which has continued to remain unsettled. Marginal job growth, in conjunction with a declining population base, has left the Bank's market more susceptible to potential credit problems. This is particularly true of commercial borrowers. Commercial loans represent a segment of significant past growth as well as concentration in the Company's real estate portfolio. Commercial real estate values may be susceptible to decline in an adverse economy. Management believes that the reserve is also in accordance with regulations promulgated by the OCC, and is reflective of its assessment of the local environment as well as a continued growth trend in commercial loans.

In 2002, the Bank charged $0.4 million against earnings for loan losses as compared to $0.4 million in 2001. In 2000, $0.7 million was charged against earnings for this purpose. Total non-performing loans amounted to $1,197,000 at December 31, 2002, as compared to $1,167,000 at December 31, 2001 and $1,460,000 at December 31, 2000.

                                                                         INSIGHT

The amount charged to loan losses over the past three years has been greater than the Bank's actual loan losses. The following table provides an analysis of the allowance for loan losses, the total of non-performing loans and total allowance for loan losses as a percentage of total loans outstanding for the three years ended December 31:

                                 2002           2001            2000
Balance, beginning of year    $ 1,786,115    $ 1,428,467     $   838,167
Provisions for loan losses        420,000        420,000         689,000
Recoveries                         15,689         17,250           6,356
Loans charged off                 (76,198)       (79,602)       (105,056)
                              -----------    -----------     -----------
Balance, end of year          $ 2,145,606    $ 1,786,115     $ 1,428,467
                              -----------    -----------     -----------

Actual loan losses                   0.05%          0.06%           0.08%
Non-performing loans                 0.79%          0.81%           1.13%
Allowance for loan losses            1.42%          1.24%           1.11%

An allocation of the funding allowance for loan losses by portfolio type over the past five years follows:

                                                                   (ALL AMOUNTS IN $000)
                                             BALANCE AT    BALANCE AT    BALANCE AT    BALANCE AT    BALANCE AT
                                              12/31/02      12/31/01      12/31/00      12/31/99      12/31/98
                                            ATTRIBUTABLE  ATTRIBUTABLE  ATTRIBUTABLE  ATTRIBUTABLE  ATTRIBUTABLE
                                                 TO:           TO:           TO:           TO:           TO:
Real estate loans                             $    844     $     455     $     600      $   716        $  457
Commercial loans & leases                          259            96            96           50            78
Installment loans (including credit cards)          72            74            66           56            53
Student loans                                        0             0             0            0             0
All other loans                                      0             0             0            0             0
Unallocated                                        971         1,161           666           16           141
                                              --------     ---------     ---------      -------        ------
   Total                                      $  2,146     $   1,786     $   1,428      $   838        $  729
                                              ========     =========     =========      =======        ======

Both the total increase in allowance for loan losses and allocation of the allowance to commercial loans and leases are in response to the increase in total commercial loans. Commercial real estate mortgages represent 61.1% or $77.9 million of total real estate mortgages at December 31, 2002, as compared to 57.9% or $70.8 million at December 31, 2001. Commercial real estate contains mortgage loans to developers and owners of commercial real estate. Additionally, commercial loans, which represent loans to a wide variety of businesses, small and moderate across varying industries, has increased to 13.5% of total loans or $20.5 million at December 31, 2002, as compared to 11.3% or $16.3 million at December 31, 2001. The increased allowance and allocation to commercial categories are to provide for the current economic condition deterioration. Commercial loans are more susceptible to decreases in credit quality in cyclical downturns and the larger individual balances of commercial loans expose the Company to larger losses. In addition, growth in the size of the commercial loan portfolio during 2002 required additional allowance to provide for probable losses inherent but undetected in the new loans originated during the year.

The unallocated portion of the allowance reflects estimated probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss models.

The Company has changed its portfolio mix in recent years. As a result, historical loss experience data used to establish allocation estimates might not precisely correspond to the current portfolio. The longer-term consequences of the September 11, 2001 terrorist attacks and the recessionary environment also affect the precision of the allocation model's estimates of loss. Given these recent factors, the losses in the historical testing period may not be representative of the actual losses inherent in the portfolio that have not yet been recognized.

The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. The methodology to determine the adequacy of the allowance for loan losses is consistent with prior years.

EVANS NATIONAL BANK                                                    DIVERSITY

NON-INTEREST INCOME

Total non-interest income increased approximately $0.9 million or 20.9% in 2002 over 2001. This compares to an increase of approximately $0.9 million from 2000 to 2001. Non-interest income for 2002 included approximately $0.2 million of life insurance proceeds, which the Bank recorded as the beneficiary of a life insurance policy on a director. Excluding this one-time item, non-interest income increased $0.7 million or 16.8% from 2001 to 2002. Income from the M&W Agency, Inc. accounted for a substantial portion of this increase in non-interest income, approximately $0.5 million. The competitive interest rate environment resulted in prepayment fees collected on refinanced loans totaling an additional $0.1 million. New mortgage volume and refinancings also increased appraisal fees and premiums received on residential mortgages sold to the Federal National Mortgage Association ("FNMA") for approximately $0.1 million. ENB Associates also benefited in the low interest rate environment as customers searched for higher yields in mutual funds and annuities. ENB Associates' revenue increased $0.1 million in 2002 as compared to 2001.

Additionally, the Bank has grown its ATM network with the addition of one at the new Amherst branch and two new offsite locations during 2002. Also, the usage of the Bank's point-of-sale debit cards has increased. Both data services have provided approximately an additional $0.1 million in fees as compared to 2001.

These increases were offset by a decrease of approximately $0.1 million in gains realized on the sale of assets, primarily planned sales of securities, totaling approximately $0.1 million in 2002 versus an approximate $0.2 million gain realized in 2001. During 2002, the Bank also recognized losses on sales and write downs in the carrying value of foreclosed real estate of $0.1 million.

NON-INTEREST INCOME

[BAR CHART]

 98      99      00     01      02
            (in millions)
$1.2    $1.3    $3.6   $4.5    $5.5

5-Year CAGR 41.92%

Non - interest income for 2000 included approximately $1.4 million of life insurance proceeds, which the Bank recorded as the beneficiary of a life insurance policy on its former chairman, president and CEO. Excluding this one-time item, non-interest income increased $2.3 million or 99.7% from 2000 to 2001. Income from the M&W Agency, Inc. accounted for a substantial portion of this increase in non-interest income, approximately $1.8 million in 2001, which was the first full year it was operated by the Company. Income on a property foreclosed on in 2001 accounted for approximately $0.1 million in additional income in 2001.

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

NON-INTEREST EXPENSE

Total non-interest expense increased approximately $1.1 million or 11.7% in 2002 over 2001. In 2002, the ratio of non-interest expense to average assets was 4.01% compared to 4.01% in 2001 and 3.55% in 2000. Non-interest expense categories include those most impacted by branch expansion and the operations of the M&W Agency, Inc. and ENB Associates Inc.: salaries, occupancy, advertising, and supplies, among others. Salary and benefit expense increased 10.1% in 2002. Of the $0.5 million in salary and benefit expense increases in 2002, the Bank's operations contributed approximately $0.3 million of the increase and M&W Agency contributed approximately $0.2 million of the increase from 2001. The addition of the Amherst branch, increased loan staffing, M&W Agency expansion and promotional increases contributed to the increased salary costs. M&W Agency acquired the business, assets and certain liabilities of the Eden Agency in the beginning of 2002, and opened an additional office at the Derby Bank branch location, which led to its increased salary and benefits. The increased costs were offset by an adjustment to reduce pension expense of approximately $0.2 million related to the supplemental executive retirement plan ("SERP").

Occupancy expense increased approximately $0.2 million or 15.7%. The Bank's capital expenditures completed in 2002 included a new branch in Amherst, renovation of an owned building to house the Bank's loan operations, renovations to the Bank's administrative offices in Angola, New York, and M&W Agency's addition of the Eden location. All additions increased related occupancy expenses: utilities, rent, and depreciation, among others. Professional services increased $0.1 million or 29.6%. The Bank engaged outside consulting firms and attorneys for a revenue enhancement project, strategic expansion study and assistance in formation of ENHC.

                                                                     OPPORTUNITY

Miscellaneous other expenses increased $0.2 million or approximately 11.2% in 2002. Expenses associated with Internet banking, ATM expense, telephone and data line costs, postage costs, maintenance on foreclosed properties, director fees and correspondent bank service charges fall under miscellaneous expenses. All of these categories increased in 2002 as compared to 2001, for approximately $0.5 million. Due to the January 1, 2002, SFAS No. 142 adoption by the Company, systematic goodwill amortization ceased and the net goodwill recorded by the Company is evaluated for impairment on an annual basis. The cessation of amortization expense offsetthe increases mentioned above by approximately $0.3 million, which was the expense recognized in 2001.

Salary and benefit expense increased 27.1% in 2001, over 2000. Of the $1.1 million increase in salary and benefit expenses in 2001, approximately $0.9 million is attributable to the addition of the M&W Agency, Inc. The remainder of the increase included merit/promotional increases, other additional staffing and expenses related to the Bank's retirement plans.

In 2001, occupancy expenses increased about $0.1 million or 12.9%. The cost of the occupancy expense for M&W Agency, Inc. contributed $0.1 million to occupancy expense. Repairs and maintenance increased approximately $0.1 million or 38.2%. This was largely due to M&W Agency, Inc. Professional services increased about $0.2 million or 65.7% due to increased fees related to the listing of the Company's common stock on the Nasdaq National Market. Accounting and legal fees comprised a majority of these expenses. M&W Agency, Inc. professional costs increased as a result of additional audit fees required to perform their annual external audit. The FDIC Assessment expense remained stable in 2001 as compared to 2000. New assessment rates went into effect on January 1, 2000. Other insurance decreased approximately $0.1 million or 22.9% in 2001 due to onetime premiums paid in 2000 for life insurance policies held on certain bank officers and directors.

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

Evans Bancorp, Inc. parent company expense increased approximately $0.1 million due to costs incurred for initial listing and annual fees for listing of the Company's common stock on the Nasdaq National Market. M&W Agency., Inc. miscellaneous costs increased approximately $0.1 due to a full year of operation as a part of the Company in 2001 versus four months during 2000.

PENSION

The Company maintains a qualified defined benefit pension plan, which covers substantially all employees. Additionally, the Company has entered into individual retirement agreements with certain current executives providing for unfunded supplemental pension benefits. Our pension expense for all pension plans, including the SERP, approximated $215,000 and $458,000 for the years ended December 31, 2002, and December 31, 2001, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our plan assets of 6.75%.

In developing our expected long-term rate of return assumption, we evaluated input from our actuary in conjunction with our historical returns based on the asset allocation of our portfolio. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

We base our determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a three-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a three-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

The discount rate utilized for determining future pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from 7.50% at September 30, 2001, for purposes of our deferred benefit pension plan and at December 31, 2001, for purposes of our SERP, both of which are the measurement dates, to 6.75% for both plans at September 30, 2002 and December 31, 2002, respectively.

TAXES

The provision for income taxes in 2002 of $1.2 million reflects an effective tax rate of approximately 24.9%. This compares to $1.1 million or 30.0% in 2001 and $0.8 million or 19.5% in 2000. There were two main factors for the decrease in the effective tax rate in 2002. The first was due to the establishment of ENHC as a REIT. In addition to the flexibility and planning opportunities for the Bank, it also provided state tax benefits. Additionally, the life insurance proceeds recorded in 2002 were tax exempt and contributed

                                                                         SERVICE

to a more favorable tax position. The Bank also continues to maintain a substantial investment in tax-advantaged municipal bonds, which contributes to its favorable tax position.

A significant reason for the increase in the effective tax rate in 2001 over 2000 was a full year of non-tax deductible goodwill amortization expense related to the M&W Agency acquisition. Additionally, the life insurance proceeds recorded in 2000 were tax-exempt income also contributing to the favorable tax position in that year.

FINANCIAL CONDITION

The Bank had total assets of $288.7 million at December 31, 2002, an increase of $40.0 million or 16.1% over $248.7 million at December 31, 2001. Net loans of $149.0 million increased 4.6% or $6.5 million over the previous year. Securities increased $22.6 million or 26.9% and cash and cash equivalents increased $9.1 million or 84.8%. Deposits grew by $35.2 million or 17.3%. Shareholders' equity increased $3.9 million or 14.5%. Net unrealized gains/losses on investment securities held by the Bank increased $1.3 million over 2001.

LOANS

Loans comprised 59.8% of the Bank's total average earning assets in 2002. Actual year-end balances increased 4.6% versus an increase of 10.8% in 2001 and 10.6% in 2000. The Bank continues to focus its lending on commercial and residential mortgages, commercial loans and home equity loans. Commercial mortgages make up the largest segment of the portfolio at 53.2% of total loans. Residential mortgages comprise 12.9% of the portfolio and 15.3% are home equity loans. Other commercial loans account for 16.6% of outstanding loans. Commercial loans total $105.5 million at December 31, 2002, reflecting a 10.6% or $10.1 million increase for the year. Total loan growth was in spite of a decrease in total consumer loans of 6.6% or $3.2 million for the year, primarily due to the refinancings of fixed rate residential mortgages and corresponding sales of such mortgages in the secondary market, as a result of the low interest rate environment and to minimize interest rate risk in the Bank's portfolio. Given the current low interest rate environment, the Bank continues to sell certain fixed rate residential loans originated under a certain interest rate level, while maintaining the servicing right to such loans.

NET LOANS

[BAR CHART]

  98       99        00         01        02
                (in millions)
$110.5   $116.4    $128.8     $142.5    $149.0

5-Year CAGR 7.95%

At December 31, 2002, the Bank had a loan/deposit ratio of 63.1%. This compares to a loan/deposit ratio of 70.6% at December 31, 2001.

At December 31, 2002, the Bank retained the servicing rights to $24.0 million in long-term mortgages sold to the FNMA since becoming a member in 1995. This compares to a loan servicing portfolio principal balance of $16.0 million at December 31, 2001. This arrangement allows the Bank to offer long-term mortgages without exposure to the associated interest rate risks, while retaining customer account relationships. In 2002 and 2001, the Bank sold loans to FNMA totaling approximately $11.6 million and $8.5 million respectively. The Bank did not record any related asset to the servicing portfolio rights as management determined it immaterial.

SECURITIES AND FEDERAL FUNDS SOLD

Securities and federal funds sold made up the remaining 40.2% of the Bank's total average earning assets at December 31, 2002. These categories provide the Bank with additional sources of liquidity and income. The Bank's securities portfolio increased 26.9% over the prior year. It continues to be strongly concentrated in tax-advantaged municipal bonds, which make up 47.7% of the portfolio, US government-guaranteed mortgage-backed securities which make up 41.9% of the portfolio, and US government-sponsored agency bonds of various types which comprise 9.2% of the total. As a member of both the Federal Reserve System and the Federal Home Loan Bank, the Bank is required to hold stock in those entities. These investments made up 1.2% of the portfolio at December 31, 2002. The credit quality of the securities portfolio is strong, with 93.9% of the securities portfolio carrying the equivalent of a Moody's rating of AAA.

Federal funds sold balances are largely maintained for liquidity purposes. The average balance maintained in federal funds sold increased slightly in 2002 to 2.1% of total average earning assets from 1.5% in 2001.

The tax-equivalent yield earned on securities and federal funds sold decreased 79 basis points in 2002 moving from 6.70% in 2001 to 5.91% in 2002. This compares to 7.00% in 2000. Available yields on investments have declined throughout the year. The Bank's investment strategy has been focused on the purchase of seasoned and new production mortgage-backed securities of moderate average lives (3 to 5 years), which have been purchased at discounts, at par, and at premiums, to par. Based on the Company's evaluation,

                                                                         INSIGHT

mortgage-backed securities are an appropriate investment vehicle in response to a low interest rate environment. Mortgage-backed securities offer competitive yields, provide monthly cash flows, serve as acceptable collateral, and have most of the liquidity characteristics of US Treasury notes and bonds. Total mortgage-backed securities increased $15.1 million, or 51.0% from 2001.

All fixed and adjustable rate mortgage pools contain a certain amount of risk related to the uncertainty of prepayments of the underlying mortgages. Interest rate changes have a direct impact on prepayment rates. The Company uses a third party's computer simulation model to monitor the average life and yield volatility of mortgage pools under various interest rate assumptions.

The Company manages its securities available for sale portfolio on a total return basis. In this respect, management regularly reviews the performance of its securities and sells specific securities to enhance net interest income and net interest margin. The Bank experienced $0.1 million in net gains on these sales in 2002.

SFAS No. 115 outlines accounting and reporting requirements for investment securities. All securities are designated at the time of purchase as either "held to maturity" or "available for sale". Securities designated as held to maturity are stated on the balance sheet at amortized cost. Those designated as available for sale are reported at fair market value. At December 31, 2002, $3.6 million in securities were designated as held to maturity. These bonds are primarily municipal investments that the Bank has made in its local trade area.

                                 TOTAL DEPOSITS

[BAR CHART]

  98      99      00      01       02
             (in millions)
$144.1  $169.9  $186.7  $204.3   $239.5

5-Year CAGR 11.59%

The available for sale portfolio totaled $103.0 million or approximately 96.6% of the Bank's securities portfolio at December 31, 2002. Net unrealized gains and losses on available for sale securities resulted in a net unrealized gain of $3.4 million at December 31, 2002, as compared to $1.1 million at December 31, 2001. Interest rates decreased in 2002 as discussed above, driving market prices up on fixed income bonds held in the portfolio. Unrealized gains and losses on available for sale securities are reported, net of taxes, as a separate component of shareholders' equity. At December 31, 2002, the impact to equity was a net unrealized gain of approximately $1.9 million.

DEPOSITS

Total deposits increased $35.2 million or 17.3% in 2002 over 2001. Core deposit growth has been an area the Bank has focused on and its success is evident in the 12.8% increase in demand deposits, 9.7% increase in NOW accounts, and 47.5% increase in savings accounts. Savings deposit growth is primarily due to the Bank's success in attracting municipal deposits with a revamped money market type product called Muni-Vest. Muni-Vest is geared at paying higher money market equivalent rates of return to municipalities and school districts in markets where the Bank operates. Time deposits of less than $100,000 decreased 1.4% in 2002, as the Bank was less aggressive in 2002 in pursuing these generally more costly deposits.

Certificates of deposit in excess of $100,000 decreased 1.5%. These funds are generally not considered core deposits. Many of these deposits are obtained from municipalities through the competitive bidding process. Others are obtained from commercial and retail customers looking for the safety of an FDIC-insured deposit. Certificates of deposit in excess of $100,000 have increased significantly in 2002 over the past several years prior to 2002 due to the Bank's expansion of its trade area.

                                 CORE DEPOSITS*

BAR CHART]

  98      99      00      01      02
             (in millions)
$119.9  $141.1  $156.0  $175.4  $211.1

5-Year CAGR 12.81%

                     *All Bank deposits excluding CD's over
                                    $100,000

LIQUIDITY

The Bank utilizes cash flows from the investment portfolio and federal funds sold balances to manage the liquidity requirements it experiences due to loan demand and deposit fluctuations. The Bank also has many borrowing options. As a member of the Federal Home Loan Bank ("FHLB"), the Bank is able to borrow funds at competitive rates. Advances of up to $13.1 million can be drawn on the FHLB via the Overnight Line of Credit Agreement. An

EVANS NATIONAL BANK                                                    DIVERSITY

amount equal to 25% of the Bank's total assets could be borrowed through the advance programs under certain qualifying circumstances. The Bank also has the ability to purchase up to $7 million in federal funds from one of its correspondent banks. By placing sufficient collateral in safekeeping at the Federal Reserve Bank, the Bank could also borrow at the discount window. Additionally, the Bank has access to capital markets as a funding source.

The cash flows from the investment portfolio are laddered, so that securities mature at regular intervals, to provide funds from principal and interest payments at various times as liquidity needs may arise. Contractual maturities are also laddered, with consideration as to the volatility of market prices, so that securities are available for sale from time-to-time without the need to incur significant losses. At December 31, 2002, approximately 6.4% of the Bank's securities had maturity dates of one year or less and approximately 19.2% had maturity dates of five years or less. At December 31, 2002, the Bank had net short-term liquidity of $36.9 million as compared to $37.0 million at December 31, 2001. Available assets of $115.1 million, less public and purchased funds of $73.0 million, resulted in a long-term liquidity ratio of 158% at December 31, 2002, versus 177% at December 31, 2001.

Liquidity needs can also be met by aggressively pursuing municipal deposits, which are normally awarded on the basis of competitive bidding. The Bank maintains a sufficient level of US government and government agency securities and New York State municipal bonds that can be pledged as collateral for these deposits.

CAPITAL

The Bank has consistently maintained regulatory capital ratios at, or above "well capitalized" standards. For further detail on capital and capital ratios, see Note 18 to the Consolidated Financial Statements.

Total stockholders' equity was $30.9 million at December 31, 2002, up from $27.0 million at December 31, 2001. Equity as a percentage of assets was 10.7% at December 31, 2002, compared to 10.8% at December 31, 2001. Book value per common share rose to $13.22 at December 31, 2002, up from $11.64 at December 31, 2001.

In September 2001, the Company's Board of Directors authorized the repurchase of up to 50,000 shares of Evans Bancorp's outstanding common stock over the following two years. In July of 2002, the Board approved an extension of the repurchase plan for two years from the July 2002 date.

Shares are held for reissue in connection with the Company's "Stock Dividend Reinvestment Plan" and general corporate purposes. During 2002 and 2001 the Company repurchased under the plan 1,100 shares and 0 shares, respectively. Subject to ongoing capital and investment considerations, management intends to continue to repurchase shares in 2003 on an opportunistic basis.

Evans Bancorp paid dividends per share of common stock of $0.56 in 2002, $0.47 in 2001 and $0.40 in 2000. The dividend payout is continually reviewed by management and the Board of Directors. The dividend payout ratio, which represents dividends per share divided by earnings per share, was 36.1%, 42.0% and 28.6% for the years 2002, 2001 and 2000, respectively.

INTEREST RATE RISK

The Company's asset/liability management strategy is to maximize earnings and return on capital while limiting exposure to risks associated with a volatile interest rate environment. The Company's exposure to interest rate risk is managed primarily through the Company's strategy of selecting the type and terms of interest earning assets and interest bearing liabilities that generate favorable earnings, while limiting the potential negative effects of changes in market interest rates.

Management uses income simulation models to quantify the potential impact on earnings and capital with changes in interest rates. The model uses cash flows and repricing information from loans and certificates of deposit, plus repricing assumptions on products without specific repricing dates (e.g. savings and interest bearing demand accounts), to calculate durations of each of the Bank's assets and liabilities. In addition, the model uses management assumptions on growth with duration to project income. The model also projects the effect on income due to changes in interest rates as well as the value of the Company's equity in each of the theoretical rate environments.

The Company maintains specific interest rate risk management policy limits. Based on simulation modeling, these guidelines include a +/- 5.25% of net interest income and a 6% of capital threshold on the value of the Company's economic value of equity. At December 31, 2002, the effect of an immediate 200 basis point increase in interest rate would increase the Company's annual net interest income by 2.7%, or $0.3 million. A 200 basis point decrease in interest rate would decrease annual net interest income by 3.8% or approximately $0.4 million.

                                                                     OPPORTUNITY

The Company and its subsidiary, M&W Agency, Inc., lease certain offices, land and equipment under long-term operating leases. The aggregate minimum annual rental commitments under these leases total approximately $293,000 in 2003, $265,000 in 2004, $175,000 in 2005, $173,000 in 2006, $179,220 in 2007 and
$1,727,000 thereafter.

Financial instruments with off balance sheet risk at December 31, 2002 included $10.4 million in undisbursed lines of credit at an average interest rate of 5.1%, $3.9 million in fixed rate loan origination commitments at 8.9%, $25.7 million in adjustable rate loan origination commitments at 5.5% and $1.7 million in adjustable rate letters of credit at an average rate of 5.3%.

The following table represents expected maturities of interest-bearing assets and liabilities and their corresponding average interest rates.

For the Year Ended
December 31,                    2003      2004    2005    2006    2007   THEREAFTER   TOTAL   FAIR VALUE
INTEREST - ASSETS
Loans receivable, fixed         7,441    5,178   4,434   5.312   4,696     16,246     43,307    56,380
Average interest                 7.60%    8.20%   8.03%   7.92%   7.52%      7.58%
Loans receivable, adjustable   22,395    6,455   7,585   8,453   6,182     56,766    107,836   107,836
Average interest                 5.53%    6.69%   7.28%   6.95%   6.88%      6.63%
Federal funds                   8,450
Average interest                 1.25%
Time demand other banks           877
Average interest                 2.60%
Investment securities          17,711   15,431   6,607   3,673   4,529     58,721    106,672   106,672
Average interest                 4.44%    5.46%   5.32%   5.58%   5.88%      6.85%

INTEREST - LIABILITIES
Deposits                      169,844   15,869   3,320   3,901   1,908          0    194,842   196,095
Average interest                 1.75%    2.68%   3.98%   5.30%   4.16%         0%
Borrowed funds                  9,933    2,437   1,467     707      91         19     14,654    14,654
Average interest                 2.70%    5.24%   5.43%   5.49%   8.91%      9.00%

MARKET RISK

When rates rise or fall, the market value of the Bank's rate-sensitive assets and liabilities increases or decreases. As a part of the Bank's asset/liability policy, the Bank has set limitations on the negative impact to the market value of its balance sheet that would be acceptable. The Bank's securities portfolio is priced monthly and adjustments are made on the balance sheet to reflect the market value of the available for sale portfolio per SFAS No. 115. The Bank has established an acceptable range target of negative 25% of total capital, before SFAS No. 115 (after tax), as the maximum impact to equity as a result of marking available for sale securities to market. At year-end, the impact to equity as a result of marking available for sale securities to market was an unrealized gain of $1.9 million. On a quarterly basis, the available for sale portfolio is shocked for immediate rate increases of 100 and 200 basis points. At December 31, 2001, the Bank determined it would take an immediate increase in rates in excess of 200 basis points to eliminate the current capital cushion. The Bank's capital ratios are also reviewed on a quarterly basis. Unrealized gains and losses on available for sale securities are not included in the calculation of these ratios.

CAPITAL EXPENDITURES

The Bank has approved the construction and furnishing of a new branch office in 2003. The cost to the Bank is expected to be approximately $0.9 million. Other planned expenditures include replacing a number of personal computers, replacing/adding automated teller machines (ATMs) and miscellaneous other equipment. The Bank believes it has a sufficient capital base to support these capital expenditures with current assets and retained earnings.

IMPACT OF INFLATION AND CHANGING PRICES

There will always be economic events, such as the changes in the economic policies of the Federal Reserve Board that will have an impact on the profitability of the Company. Inflation may result in impaired asset growth, reduced earnings and substandard capital ratios. The net interest

                                                                         SERVICE

margin can be adversely impacted by the volatility of interest rates throughout the year. Since these factors are unknown, management attempts to structure the balance sheet and repricing frequency of assets and liabilities to avoid a significant concentration that could result in a negative impact on earnings.

FOURTH QUARTER RESULTS

Net income for the fourth quarter of 2002 was approximately $0.9 million or $0.37 per share, which reflects an increase of approximately $0.3 million or 57.7% from approximately $0.5 million or $0.24 per share in the fourth quarter 2001. Adjusting fourth quarter 2001 earnings to exclude the effects of goodwill amortization, net income for such quarter increases $80 thousand or $0.03 per share. For the fourth quarter of 2002, net income rose $236 thousand or 37.6%, after adjusting 2001 results to exclude goodwill amortization. All per share results reflect the 5-for-4 stock split distributed in June 2001 and the 5% stock dividend payable to shareholders of record as of December 2, 2002, on January 29, 2003.

During the fourth quarter of 2002, net interest income was $2.5 million, which reflects an increase of $0.3 million or 11.3% over the same time period in 2001. An increase in average earning assets and a widening of the Bank's net interest margin were the most significant factors contributing to the improvement in net interest income.

Non-interest income was $1.4 million in the fourth quarter of 2002, which reflects a $0.4 million or 35.7% increase over the same time period in 2001. Insurance sales and fees comprised $0.2 million of this increase due to growth in the business of M&W Agency, Inc. Also, approximately $0.2 million of the increase was due to an adjustment in the actuarial retirement calculations, which is reflected as a decrease in SERP expense in the consolidated statements of income.

Non-interest expense for the fourth quarter of 2002 was $2.8 million, which reflects a $0.3 million or 13.9% increase over the same time period in 2001. Occupancy expense comprised $0.1 million of the increase due to costs related to Company expansion including the new Bank branch in Amherst, New York, M&W Agency growth and Bank administrative space remodeling. Goodwill amortization expense decreased in the fourth quarter of 2002 by approximately $0.1 million from the same time period in 2001, due to the cessation of goodwill amortization as a result of implementation of SFAS No. 142 on January 1, 2002. Professional services increased in the fourth quarter of 2002 by approximately $0.1 million from the same time period in 2001, due to fees related to two consulting projects related to market expansion strategy and revenue enhancement in 2002. Other non-interest expense increased $0.2 million in the fourth quarter 2002, over the same time period in 2001. This was due to a number of factors including: ATM card fees due to increased off-premise ATM activity, telephone and data line expenses due to Bank branch and M&W Agency expansion, appraisal expense as a result of increased mortgage origination and refinancing activity and greater charitable contributions in funding the Bank's newly created Foundation for charitable giving purposes.

During the fourth quarter 2002, net loans increased by $0.7 million or 0.5% to $149.0 million at December 31, 2002. During the fourth quarter 2002, commercial loans increased by $1.5 million or 1.5% to $105.5 million at December 31, 2002. During the fourth quarter 2002, consumer loans decreased $0.7 million or 1.6% to $45.3 million at December 31, 2002. These changes are primarily due to the Company's strategy to continue emphasizing commercial loan originations, while selling fixed rate residential mortgages originated under a certain interest rate level.

During the fourth quarter, deposits increased $23.5 million or 10.9% to $239.5 million at December 31, 2002, due primarily to growth in municipal savings with the Bank's revamped product called Muni-Vest, which provides municipalities and school districts with a money market type of product.

SEGMENT INFORMATION

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company's reportable segments have been determined based upon its internal profitability reporting system, which are comprised of banking and insurance activities.

The banking activities segment includes all of the activities of Evans National Bank in its function as a full-service commercial bank. This includes the operations of ENB Associates Inc., which provides non-deposit investment products. Net income from banking activities was $3.1 million in 2002, which represents a $0.9 million or 38.2% increase over 2001. The increase in net income from banking activities was driven significantly by an improvement in net interest income as a result of the more stable interest rate environment during 2002 as compared to 2001. Total assets of the banking activities segment increased $39.2 million or 16.0% during 2002 to $284.1 million at December 31, 2002, due primarily to normal banking activities and growth in deposits which were utilized to fund loans and the investment securities portfolio.

The insurance activities segment includes activities of the M&W Agency, Inc., which is a retail property and casualty insurance agency with ten locations in the Western New York area. Net income from insurance activities was $0.5 million in 2002, which represents a $0.2 million or 51.0% increase over 2001. Growth in the overall M&W Agency property and casualty lines of business as well as the acquisition of the business of the Eden Agency on January 1, 2002,

                                                                         INSIGHT

contributed to the improvement in net income in 2002 over 2001. Total assets of the insurance activities segment increased $0.8 million or 20.4% during 2002 to $4.6 million at December 31, 2002, due primarily to the acquisition of the business of the Eden Agency and Frontier Claim Services during 2002.

NEW ACCOUNTING STANDARDS

SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, was issued August 2001. This statement supercedes SFAS 121, APB No. 30, and amends ARB No. 51. The Statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolve significant implementation issues related to SFAS No. 121. However, this Statement retains fundamental provisions of SFAS No. 121, APB Opinion 30, and ARB No. 51. The Statement was effective for the Company beginning on January 1, 2002 and did not have a material impact on the Company's financial statements.

SFAS No. 147, Acquisitions of Certain Financial Institutions, was issued October 2002. This statement amends SFAS Nos. 72 and 144 and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit card holder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for the other long-lived assets that are held and used. The Statement is effective after September 30, 2002 and did not have a material impact on the Company's financial statements.

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued by the FASB in November 2002. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordination interests in an Special Purpose Entity (SPE), and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and guarantee, which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 did not have a material impact on the results of operations, financial position or liquidity.

FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, was issued by FASB in January 2003. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and to determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in a entity will need to consolidate the entity if the company's interests in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The requirements of FIN 46 did not have a material impact on the results of operations, financial position or liquidity.

SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, was issued in December 2002, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company currently has no outstanding stock-based employee compensation.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS EVANS BANCORP, INC.

We have audited the accompanying consolidated balance sheets of Evans Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

DELOITTE & TOUCHE LLP

BUFFALO, NEW YORK
JANUARY 28, 2003

EVANS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001                                                        2002                  2001
ASSETS
Cash and cash equivalents:
    Cash and due from banks                                                  $   11,308,727        $    7,894,087
    Federal funds sold                                                            8,450,000             2,800,000
                                                                             --------------        --------------
        Total cash and cash equivalents                                          19,758,727            10,694,087
Interest bearing accounts in other banks                                            877,230                     0
Securities:
    Available for sale, at fair value                                           103,031,200            81,735,376
    Held to maturity, at cost                                                     3,640,714             2,329,855
Loans, net of allowance for loan losses of $2,145,606 in 2002
    and $1,786,115 in 2001                                                      148,997,646           142,469,032
Properties and equipment, net                                                     5,348,994             4,122,733
Goodwill assets                                                                   2,944,913             2,760,113
Intangible assets                                                                   787,115               368,729
Other assets                                                                      3,324,321             4,242,533
                                                                             --------------        --------------

TOTAL ASSETS                                                                 $  288,710,860        $  248,722,458
                                                                             ==============        ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
    Demand                                                                   $   44,664,537        $   39,597,700
    NOW and money market                                                         10,535,456             9,604,537
    Regular savings                                                              94,907,508            64,351,240
    Time                                                                         89,399,334            90,706,585
                                                                             --------------        --------------
        Total deposits                                                          239,506,835           204,260,062
Other borrowed funds                                                              8,110,964             9,660,748
Securities sold under agreements to repurchase                                    6,543,456             4,006,669
Other liabilities                                                                 3,687,604             3,834,210
                                                                             --------------        --------------
        Total liabilities                                                       257,848,859           221,761,689
                                                                             ==============        ==============

CONTINGENT LIABILITIES AND COMMITMENTS

STOCKHOLDERS' EQUITY:
Common stock, $.50 par value, 10,000,000 shares authorized;
    2,334,162 and 2,316,790 shares issued and outstanding, respectively           1,167,081             1,103,234
Capital surplus                                                                  16,578,868            13,727,084
Retained earnings                                                                11,179,871            11,464,273
Accumulated other comprehensive income, net of tax                                1,942,295               666,178
Less: Treasury stock, at cost (300 shares)                                           (6,114)                    0
                                                                             --------------        --------------
           Total stockholders' equity                                           30,862,001            26,960,769
                                                                             --------------        --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $  288,710,860        $  248,722,458
                                                                             ==============        ==============

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000                     2002             2001           2000
INTEREST INCOME:
Loans                                                        $  10,592,702   $  11,051,419   $  10,616,225
Federal funds sold & interest on deposits in other banks            78,824         133,130         158,635
Securities:
    Taxable                                                      2,553,604       2,891,901       2,746,273
    Non-taxable                                                  1,987,285       1,570,725       1,549,636
                                                             -------------   -------------   -------------
        Total interest income                                   15,212,415      15,647,175      15,070,769

INTEREST EXPENSE ON DEPOSITS AND BORROWINGS                      4,816,722       6,537,154       6,490,680
                                                             -------------   -------------   -------------

NET INTEREST INCOME                                             10,395,693       9,110,021       8,580,089

PROVISION FOR LOAN LOSSES                                          420,000         420,000         689,000
                                                             -------------   -------------   -------------

NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                              9,975,693       8,690,021       7,891,089

NON-INTEREST INCOME:
Service charges                                                  1,095,611       1,046,615         862,207
Insurance service and fees                                       2,947,381       2,412,900         646,484
Commission fees                                                    227,666         134,134          57,767
Net gain (loss) on sales of securities                             111,302         183,681         (52,825)
Loss on other real estate owned                                   (138,992)        (17,402)        (35,289)
Premium on loans sold                                               59,017          28,791           7,818
Life insurance proceeds                                            184,745               0       1,380,318
Other                                                              987,011         739,193         781,701
                                                             -------------   -------------   -------------
    Total non-interest income                                    5,473,741       4,527,912       3,648,181
                                                             -------------   -------------   -------------

NON-INTEREST EXPENSE:
Salaries and employee benefits                                   5,532,613       5,023,449       3,951,446
Occupancy                                                        1,337,469       1,156,215       1,024,465
Supplies                                                           231,521         229,031         197,614
Repairs and maintenance                                            411,696         366,609         265,296
Advertising and public relations                                   205,662         171,248         147,460
Professional services                                              615,613         474,905         286,607
FDIC assessments                                                    35,002          34,416          34,481
Other Insurance                                                    280,695         276,815         359,206
Other                                                            1,999,858       1,797,918       1,268,459
                                                             -------------   -------------   -------------
    Total non-interest expense                                  10,650,129       9,530,606       7,535,034
                                                             -------------   -------------   -------------

INCOME BEFORE INCOME TAXES                                       4,799,305       3,687,327       4,004,236

INCOME TAXES                                                     1,193,258       1,108,000         781,250
                                                             -------------   -------------   -------------

NET INCOME                                                   $   3,606,047   $   2,579,327   $   3,222,986
                                                             =============   =============   =============

Net income per common share - basic                          $        1.55   $        1.12   $        1.40
                                                             =============   =============   =============

Weighted average number of common shares                         2,325,414       2,310,137       2,305,662
                                                             =============   =============   =============

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           ACCUMULATED
                                                                                               OTHER
                                                    COMMON        CAPITAL      RETAINED     COMPREHENSIVE   TREASURY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000        STOCK         SURPLUS      EARNINGS     INCOME (LOSS)     STOCK        TOTAL
BALANCE - JANUARY 1, 2000                        $    849,475   $10,990,720   $ 7,629,839   $ (1,185,096)   $       0   $18,284,938
Comprehensive income: 2000 net income                                          3,222,986                                  3,222,986
Unrealized gain on available
  for sale securities, net of reclassification
  adjustment and tax effect of $550,271                                                        1,719,596                  1,719,596
                                                                                                                        -----------
     Total comprehensive income                                                                                           4,942,582
                                                                                                                        -----------
Cash dividends ($.40 per common share)                                           (899,045)                                 (899,045)
Purchase of 6,116 shares for treasury                                                                        (273,775)     (273,775)
Reissuance of 6,116 shares of
  treasury stock under dividend
  reinvestment plan                                                                                           273,775       273,775
Issuance of 79,604 shares for
  M&W acquisition                                      30,326     2,820,271                                               2,850,597
                                                 ------------   -----------   -----------   ------------    ---------   -----------
BALANCE - DECEMBER 31, 2000                           879,801    13,810,991     9,953,780        534,500            0    25,179,072
Comprehensive income: 2001 net income                                           2,579,327                                 2,579,327
Unrealized gain on available
  for sale securities, net of reclassification
  adjustment and tax effect of $42,137                                                           131,678                    131,678
                                                                                                                        -----------
     Total comprehensive income                                                                                           2,711,005
                                                                                                                        -----------
Cash dividends ($.47 per common share)                                         (1,068,834)                               (1,068,834)
Five for four stock split
  with 481 fractional shares paid in cash             219,720      (241,317)                                                (21,597)
Issuance of 7,796 shares under
  dividend reinvestment plan                            3,713       157,410                                                 161,123
Purchase of 3,240 shares for treasury                                                                        (145,042)     (145,042)
Reissuance of 3,240 shares of treasury
  stock under dividend reinvestment plan                                                                      145,042       145,042
                                                 ------------   -----------   -----------   ------------    ---------   -----------

BALANCE - DECEMBER 31, 2001                         1,103,234    13,727,084    11,464,273        666,178            0    26,960,769
Comprehensive income: 2002 net income                                           3,606,047                                 3,606,047
Unrealized gain on available
  for sale securities, net of reclassification
  adjustment and tax effect of $910,633                                                        1,436,616                  1,436,616
Additional minimum pension liability,
  net of tax effect - $102,393                                                                  (160,499)                  (160,499)
                                                                                                                        -----------
     Total comprehensive income                                                                                           4,882,164
                                                                                                                        -----------
Cash dividends ($.56 per common share)                                         (1,304,585)                               (1,304,585)
Issued 9,423 shares under dividend
  reinvestment plan                                     4,487       158,481                                                 162,968
Purchases of 1,100 shares for treasury                                                                        (22,831)      (22,831)
Issued 8,546 shares under dividend
  reinvestment plan                                     4,068       163,024                                                 167,092
Reissuance of 800 shares of treasury stock
  under dividend reinvestment plan                                                   (293)                     16,717        16,424
Stock dividend 1-for-20 with 598
  fractional shares to be paid in cash                 55,292     2,530,279    (2,585,571)                                        0
                                                 ------------   -----------   -----------   ------------    ---------   -----------
BALANCE - DECEMBER 31, 2002                      $  1,167,081   $16,578,868   $11,179,871   $  1,942,295    $  (6,114)  $30,862,001
                                                 ============   ===========   ===========   ============    =========   ===========

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000                       2002              2001              2000
OPERATING ACTIVITIES:
    Interest received                                          $ 15,733,836      $ 16,054,390      $ 14,908,370
    Fees received                                                 5,140,994         4,211,410         2,202,389
    Interest paid                                                (4,951,700)       (6,523,176)       (6,314,332)
    Cash paid to employees and suppliers                        (10,188,956)       (6,685,194)       (7,665,183)
    Income taxes paid                                            (1,314,877)       (1,558,000)         (992,235)
                                                               ------------      ------------      ------------
     Net cash provided by operating activities                    4,419,297         5,499,430         2,139,009
                                                               ------------      ------------      ------------
INVESTING ACTIVITIES:
    Available for sale securities:
     Purchases                                                  (70,218,780)      (47,716,648)      (27,931,442)
     Proceeds from sales                                          7,554,063        15,547,047        15,544,257
     Proceeds from maturities                                    43,580,011        21,390,184         4,786,927
    Held to maturity securities:
     Purchases                                                   (4,113,680)       (2,453,558)       (2,962,044)
     Proceeds from maturities                                     1,925,595         2,595,887         2,935,536
    Additions to properties and equipment                        (1,891,860)       (1,119,597)         (359,547)
    Investment in joint venture                                           0                 0           (10,500)
    Increase in loans, net of repayments                        (18,954,336)      (23,594,878)      (14,415,746)
    Proceeds from sales of loans                                 11,989,008         9,156,096         1,513,153
    Proceeds from sale of other real estate owned                    69,420            12,598           411,971
    Acquisition of agencies                                         (62,000)                0                 0
                                                               ------------      ------------      ------------
     Net cash used in investing activities                      (30,122,559)      (26,182,869)      (20,487,435)
                                                               ------------      ------------      ------------
FINANCING ACTIVITIES:
  Proceeds (repayments) from borrowing                              502,002         5,389,179          (503,340)
  Increase in deposits                                           35,246,773        17,558,743        17,130,945
  Dividends paid                                                   (974,759)         (907,711)         (899,045)
  Fractional shares paid in cash in stock split                           0           (21,597)                0
  Purchase of treasury stock                                        (22,831)         (145,042)         (273,775)
  Sale of treasury stock                                             16,717           145,042           273,775
                                                               ------------      ------------      ------------
     Net cash provided by financing activities                   34,767,902        22,018,614        15,728,560
                                                               ------------      ------------      ------------
Net increase (decrease) in cash and cash equivalents              9,064,640         1,335,175        (2,619,866)
CASH AND CASH EQUIVALENTS:
  Beginning of year                                              10,694,087         9,358,912        11,978,778
                                                               ------------      ------------      ------------
  End of year                                                  $ 19,758,727      $ 10,694,087      $  9,358,912
                                                               ============      ============      ============
RECONCILIATION OF NET INCOME TO
    NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Net income                                                 $  3,606,047      $  2,579,327      $  3,222,986
    Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                1,062,390         1,316,806           663,346
     Provision for loan losses                                      420,000           420,000           689,000
     (Gain) loss on sales of assets                                 (31,328)         (195,070)           80,296
     Proceeds from life insurance                                  (184,745)                0        (1,380,318)
    Changes in assets and liabilities affecting cash flow:
     Other assets                                                  (111,954)        1,808,095          (981,869)
     Other liabilities                                             (341,113)         (429,728)         (154,432)
                                                               ------------      ------------      ------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                    $  4,419,297      $  5,499,430      $  2,139,009
                                                               ============      ============      ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
    AND FINANCIAL ACTIVITIES
    Acquisition of insurance agencies
     Debt incurred                                             $    472,800      $          0      $     87,500
                                                               ------------      ------------      ------------

See notes to consolidated financial statements.

EVANS BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Organization and General--Evans Bancorp, Inc. (the "Company") was organized in October 1988, under the Business Corporation Law of the State of New York as a bank holding company. The accompanying consolidated financial statements include the accounts of Evans Bancorp, Inc. and its wholly owned subsidiary, Evans National Bank (the "Bank"), and its wholly owned subsidiaries, M&W Agency, Inc. ("M&W"), ENB Associates Inc. ("ENB"), and Evans National Holding Corp. ("ENHC").

The Bank is in the commercial banking business, attracting deposits from and making loans to the general public in its immediate geographical area. The Bank's main office is located in Angola, New York and it has branches in Amherst, Derby, Evans, Forestville, Hamburg, North Boston, and West Seneca, New York.

M&W is a retail property and casualty insurance agency headquartered at Silver Creek, New York. Through its several branch offices, M&W sells, for commissions, various premium-based insurance policies. M&W commenced operations during the third quarter of 2000.

ENB was established during the first quarter of 2000 and provides non-deposit investment products, such as mutual funds and annuities, to bank customers at bank branch locations. ENB has an agreement with a licensed broker whereby ENB purchases and sells securities to bank customers. ENB commission revenue is reflected as commission fees in the Consolidated Statements of Income.

ENHC was incorporated in February, 2002, as a subsidiary of the Bank. In March 2002, the Bank assigned its interests in approximately $65.7 million in real estate mortgages to Evans National Holding Corp. in exchange for 10 shares of common stock, 1,600 shares of preferred stock and 2,400 shares of excess stock, which represented all of the outstanding stock at that time. ENHC also entered into a Management and Servicing Agreement with the Bank to provide management and other services to it. ENHC is operated as a real estate investment trust ("REIT"), which will provide additional flexibility and planning opportunities for the business of the Bank.

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

ACCOUNTING ESTIMATES - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Securities, which have experienced an other than temporary decline in fair value, are written down to a new cost basis, with the amount of the writedown included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Factors which management considers in determining whether an impairment in value of an investment is other than temporary include the issuer's financial performance and near term prospects, the financial condition and prospects for the issuer's geographic region and industry, and recoveries in fair value subsequent to the balance sheet date.

The Bank does not engage in securities trading activities.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - Effective October 1, 1998 the Company early adopted the Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, which require that an entity recognize all derivatives as either assets or liabilities on a balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives must be recognized in earnings when they occur, unless the derivative qualifies as a hedge. If a derivative qualifies as a hedge, a company can elect to use hedge accounting to eliminate or reduce income statement volatility that would arise from reporting changes in a derivative's fair value in income. SFAS No. 133 was amended by SFAS No. 137, which delayed the effective date of SFAS No. 133 to the first quarter of fiscal years beginning after June 15, 2000. SFAS No. 133 was also amended by SFAS No.

138, which addresses and clarifies issues causing implementation difficulties for numerous entities applying SFAS No. 133. SFAS No. 138 includes amendments to SFAS No. 133, which resulted from decisions made by the Financial Accounting Standards Board ("FASB") related to the Derivatives Implementation Group ("DIG") process. The DIG was created by the FASB to facilitate implementation by identifying issues that arise from applying the requirements of SFAS No. 133 and to advise the FASB on how to resolve those issues. Management reviewed contracts from various functional areas of the Company to identify potential derivatives embedded within selected contracts. In accordance with the guidance provided by DIG Issue C13, management identified embedded derivatives in some loan commitments for residential mortgages where the Company has intent to sell to an investor such as the Federal National Mortgage Association ("FNMA"). Due to the short-term nature of these loan commitments (30 days or less) and the historical dollar amount of commitments outstanding at period end, the adoption of SFAS No. 133 did not have a material impact on the Company's financial condition or results of operations.

LOANS - The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Erie and Chautauqua counties. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

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

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90-days delinquent, unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses. Recoveries on loans previously charged off are credited directly to the allowance for loan losses. The allowance is an amount that management believes is adequate to absorb losses on existing loans that will ultimately be uncollectible. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan-loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions.

In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Management's provision for loan losses reflects its current assessment of the New York State and local economy. Both have lagged behind national prosperity, which is now unsettled. Marginal job growth, in conjunction with a declining population base, has left the Bank's market more susceptible to potential credit problems. This is particularly true of commercial borrowers, which is a segment of significant past growth as well as a concentration in the Company's commercial real estate portfolio. Commercial real estate values may be susceptible to decline in an adverse economy. Management believes that the reserve is also in accordance with regulations promulgated by the OCC, and is reflective of management's assessment of the local environment as well as a continued growth trend in commercial loans.

FORECLOSED REAL ESTATE - Foreclosed real estate is initially recorded at the lower of book value or fair value (net of costs of disposal) at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management, and an allowance for potential additional losses is established by a charge to operations, if the carrying value of a property exceeds fair value. Foreclosed real estate is classified as other assets on the consolidated balance sheets.

GOODWILL - Goodwill primarily represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's acquisition of the M&W Agency, Inc. Through December 31, 2001, goodwill was amortized on a straight-line basis over ten years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. See Note 5 for further information.

BUSINESS COMBINATIONS - Since the issuance of SFAS No. 141, Business Combinations by the FASB, business combinations initiated after June 30, 2001, are required to be accounted for by the purchase method. Under the purchase method, net assets of the business acquired are recorded at their estimated fair values as of the date of acquisition, with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

BANK-OWNED LIFE INSURANCE - The Company has purchased insurance on the lives of a certain group of employees. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as retirement benefits. Increases in the cash surrender value are recorded as other income in the Consolidated Statements of Income.

PROPERTIES AND EQUIPMENT - Properties and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from 3 to 39 years.

The Bank regularly assesses all of its long-lived assets for impairment and recognizes a loss when the carrying value of an asset exceeds its fair value. The Bank determined that no impairment loss needed to be recognized for applicable assets in 2002, 2001 or 2000.

LOAN SERVICING - The Company, in its normal course of business, sells certain residential mortgages which it originates to FNMA. The Company maintains servicing rights on the loans that it sells to FNMA and earns a fee thereon. At December 31, 2002, and 2001, the Company had approximately $24,026,000 and $15,997,000, respectively, in unpaid principal balances of loans serviced for FNMA. The Company has recorded no net servicing asset for such loans, as such amount is considered immaterial by management. For the years ended December 31, 2002, and 2001, the Company sold $11,617,000 and $8,500,000, respectively, in loans to FNMA.

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

NET INCOME PER COMMON SHARE - Net income per common share is based on the weighted average number of shares outstanding during each year, retroactively adjusted for stock splits and stock dividends. Only basic earnings per share is disclosed because the Company does not have any outstanding dilutive securities or other contracts to issue common stock or, which convert to common stock. All share and per share information presented is stated after giving effect to stock splits and stock dividends.

STOCK SPLIT - A 5-for-4 stock split was distributed on June 12, 2001 to shareholders of record as of May 25, 2001. Fractional shares were redeemed for cash. The stock split resulted in the issuance of 439,441 shares of common stock as well as fractional shares paid in cash totaling $21,597. All share and per share data reflect the split.

STOCK DIVIDEND - A 1-for-20 stock dividend was declared on November 19, 2002, for shareholders of record on December 2, 2002. The stock dividend will result in the issuance of 110,589 shares of common stock on January 29, 2003. The Company valued the dividend stock price on December 31, 2002, at the amount of $23.38 per share, as determined by the Nasdaq National Market December 31, 2002 close price. The appropriate amount of retained earnings was reclassified to common stock and capital surplus. All share and per share data reflect the stock dividend.

COMPREHENSIVE INCOME - Comprehensive income includes both net income and other comprehensive income, including the change in unrealized gains and losses on securities available for sale and the change in additional minimum liability related to pension costs, net of tax.

DIVIDEND REINVESTMENT PLAN - The Company has a Dividend Reinvestment Plan (the "Plan"), which provides each holder of record of the Bank's common stock the opportunity to automatically reinvest the cash dividends they receive on shares of the Bank's common stock. Stockholders who do not wish to participate in the Plan continue to receive cash dividends, as declared, in the usual manner. Fifth Third Bank Corporate Services (the "Agent") is the administrator of the Plan. Shares purchased under the Plan are held in safekeeping by the Agent until the stockholder terminates his/her participation in the Plan. The Agent also acts as transfer agent and registrar for the Company's common stock.

EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLAN - Costs are charged to salaries and employee benefits expense in the periods in which the services are rendered. Pension costs are funded on a current basis in compliance with the Employee Retirement Income Security Act and are accounted for in compliance with SFAS No. 132, Employers' Accounting for Pensions.

FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK - In the ordinary course of business, the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when the transactions are executed.

CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

Cash and due from banks includes reserve balances that the Bank is required to maintain with Federal Reserve Banks. The required reserves are based upon deposits outstanding and were approximately $1,221,000 and $1,290,000, at December 31, 2002 and 2001, respectively.

RECLASSIFICATIONS - Certain reclassifications have been made to the 2001 and 2000 financial statements to conform with the presentation used in 2002.

ACCOUNTING STANDARDS PRONOUNCEMENTS - SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, was issued August 2001. This Statement supercedes SFAS No. 121, Accounting Principle Board Opinion (APB) No. 30, and amends Accounting Research Bulletin (ARB) No. 51. The Statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolve significant implementation issues related to SFAS No. 121. However, this Statement retains fundamental provisions of SFAS No. 121, APB 30, and ARB No.
51. The Statement was effective for the Company beginning on January 1, 2002 and did not have a material impact on the Company's financial statements.

SFAS No. 147, Acquisitions of Certain Financial Institutions, was issued October 2002. This Statement amends SFAS Nos. 72 and 144 and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit card holder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for the other long-lived assets that are held and used. The Statement was effective for the Company beginning October 1, 2002 and did not have a material impact on the Company's financial statements.

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued by the FASB in November 2002. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordination interests in Special Purpose Entity (SPE), and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45, but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and guarantee, which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The requirements of FIN 45 did not have a material impact on the results of operations, financial position or liquidity.

FASB Interpretation No. ("FIN") 46, Consolidation of Variable Interest
Entities, was issued by the FASB in January 2003. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and to determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in a entity will need to consolidate the entity if the company's interests in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The requirements of FIN 46 did not have a material impact on the results of operations, financial position or liquidity.

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, was issued in December 2002, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company currently has no outstanding stock-based employee compensation.

2. SECURITIES

The amortized cost of securities and their approximate fair value at December 31 were as follows:

                                                                                    2002
                                                                                 ----------
                                                                                 UNREALIZED
                                                   AMORTIZED COST             GAINS                LOSSES               FAIR VALUE
Available for sale:
    U.S. government and agency securities          $    9,477,460        $       369,503         $         0          $   9,846,963
    Mortgage backed securities                         44,282,736                481,778             (68,351)            44,696,163
    State and municipal securities                     44,578,271              2,688,872             (27,419)            47,239,724
    Other securities                                    1,248,350                      0                   0              1,248,350
                                                   --------------        ---------------         -----------          -------------
      Total                                        $   99,586,817        $     3,540,153         $   (95,770)         $ 103,031,200
                                                   ==============        ===============         ===========          =============
Held to maturity:
    U.S. government and agency securities          $       37,201        $             0         $         0          $      37,201
    State and municipal securities                      3,603,513                      0                   0              3,603,513
                                                   --------------        ---------------         -----------          -------------
      Total                                        $    3,640,714        $             0         $         0          $   3,640,714
                                                   ==============        ===============         ===========          =============

                                                                                    2001
                                                                                 ----------
                                                                                 UNREALIZED
                                                   AMORTIZED COST             GAINS                LOSSES               FAIR VALUE
Available for sale:
    U.S. government and agency securities          $   12,553,896        $       531,045         $   (19,249)         $  13,065,692
    Mortgage backed securities                         29,421,483                215,508             (37,432)            29,599,559
    State and municipal securities                     37,409,765                723,580            (316,320)            37,817,025
    Other securities                                    1,253,100                      0                   0              1,253,100
                                                   --------------        ---------------         -----------          -------------
      Total                                        $   80,638,244        $     1,470,133         $  (373,001)         $  81,735,376
                                                   ==============        ===============         ===========          =============
Held to maturity:
    U.S. government and agency securities          $       39,610        $             0         $         0          $      39,610
    State and municipal securities                      2,290,245                      0                   0              2,290,245
                                                   --------------        ---------------         -----------          -------------
      Total                                        $    2,329,855        $             0         $         0          $   2,329,855
                                                   ==============        ===============         ===========          =============


Other securities contain both Federal Reserve and Federal Home Loan Bank stock, which are restricted and carried at cost.

Available for sale securities with a total fair value of $50,623,651 at December 31, 2002, were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

Mortgage backed securities include mortgage backed obligations of U.S. Government agencies and corporations, mortgage backed securities issued by other organizations and other asset backed securities. These obligations have contractual maturities ranging from less than one year to 30 years and have an anticipated average life to maturity ranging from less than one year to 17 years. All mortgage backed securities contain a certain amount of risk related to the uncertainty of prepayments of the underlying mortgages. Interest rate changes have a direct impact upon prepayment speeds, therefore, the Company uses a third party's computer simulation model to test the average life and yield volatility of all mortgage backed securities under various interest rate scenarios to insure that volatility falls within acceptable limits. At December 31, 2002 and 2001, the Company owned no high risk mortgage backed securities as defined by the Federal Financial Institutions Examination Council's Supervisory Policy Statement on Securities Activities.

The scheduled maturities of debt securities at December 31, 2002, are summarized below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with, or without call premiums.

                                                       AVAILABLE FOR SALE SECURITIES                  HELD TO MATURITY SECURITIES
                                                   AMORTIZED COST            FAIR VALUE           AMORTIZED COST          FAIR VALUE
Due in one year or less                            $    4,003,286        $     4,040,160        $    2,773,438        $   2,773,438
Due after year one through five years                  12,675,305             13,056,320               609,359              609,359
Due after five years through ten years                 27,876,311             29,268,414               220,716              220,716
Due after ten years                                    55,031,915             56,666,306                37,201               37,201
                                                   --------------        ---------------        --------------        -------------
Total                                              $   99,586,817        $   103,031,200        $    3,640,714        $   3,640,714
                                                   ==============        ===============         =============        =============

Realized gains and losses from sales of securities for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

                                                                               2002                   2001                 2000
Gross gains                                                              $      127,284         $      184,204        $      41,629
Gross losses                                                                    (15,982)                 ( 523)            ( 94,454)
                                                                         --------------         --------------        -------------
Net gain (loss)                                                          $      111,302         $      183,681        $     (52,825)
                                                                         ==============         ==============        =============

3. LOANS, NET

Major categories of loans at December 31, 2002 and 2001 are summarized as follows:

                                                                                                 2002             2001
Mortgage loans on real estate:
 Residential 1 - 4 family                                                                   $  26,712,205     $  31,034,992
 Multi-family commercial                                                                       77,918,498        70,858,450
 Construction                                                                                   2,174,277         1,520,153
 Second mortgages                                                                               6,919,081         8,188,040
 Equity lines of credit                                                                        13,779,526        10,684,118
Commercial loans                                                                               20,460,244        16,332,735
Consumer installment loans:
 Personal                                                                                       2,054,117         2,525,272
 Credit cards                                                                                     297,964           333,671
 Student loans                                                                                          0           233,678
 Other                                                                                            491,175         1,293,279
Direct financing lease                                                                                  0           897,878
Net deferred loan origination costs                                                               336,165           352,881
                                                                                            -------------     -------------
                                                                                              151,143,252       144,255,147
Allowance for loan losses                                                                      (2,145,606)       (1,786,115)
                                                                                            -------------     -------------
Loans, net                                                                                  $ 148,997,646     $ 142,469,032
                                                                                            =============      ============

Changes in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                                               2002              2001             2000
Balance, beginning of year                                                 $  1,786,115     $   1,428,467     $     838,167
Provision for loan losses                                                       420,000           420,000           689,000
Recoveries                                                                       15,689            17,250             6,356
Loans charged off                                                               (76,198)          (79,602)         (105,056)
                                                                           ------------     -------------     -------------
Balance, end of year                                                       $  2,145,606     $   1,786,115     $   1,428,467
                                                                           ============     =============     =============

Loans evaluated for impairment, for which an allowance for loan impairment was not required under SFAS No. 114 due to the adequacy of related collateral values, totaled approximately $1,197,000 and $724,000 at December 31, 2002 and 2001, respectively. The average recorded investment in these loans during 2002, 2001, and 2000 was approximately $637,500, $601,600 and $1,166,500, respectively. If such loans had been in an accruing status, the Bank would have recorded additional interest income of approximately $68,000, $36,000 and $78,000 in 2002, 2001 and 2000, respectively.

The Bank had no loan commitments to borrowers in non-accrual status at December 31, 2002.

As of December 31, 2002 and 2001, the Bank had no other loans which were impaired as defined by SFAS No. 114.

4. OTHER ASSETS

Other assets at December 31, were as follows:

                                                                                                2002              2001
Bank owned life insurance                                                                   $     662,733     $     547,276
Deferred tax asset                                                                                 55,941         1,008,218
Accrued interest receivable                                                                     1,405,887         1,469,607
Life insurance proceeds receivable                                                                184,744                 0
Prepaid expenses                                                                                  374,081           394,354
Other real estate owned                                                                           275,000           483,412
Other                                                                                             365,935           339,666
                                                                                            -------------     -------------
Total                                                                                       $   3,324,321     $   4,242,533
                                                                                            =============     =============

5. GOODWILL AND INTANGIBLE ASSETS

As of January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption, which was performed during 2002 and no impairment was identified.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002, which decreased non-interest expense and increased net income in 2002 as compared to 2001 and 2000. A reconciliation of previously reported net income and earnings per share to the pro forma amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect follows:

                                                                               2002             2001               2000
Reported net income                                                       $   3,606,047     $   2,579,327     $    3,222,986
Goodwill amortization                                                                 0           318,480            106,158
                                                                          -------------     -------------     --------------
Pro forma adjusted net income                                             $   3,606,047     $   2,897,807     $    3,329,144
                                                                          -------------     -------------     --------------
Reported earnings per share                                               $        1.55     $        1.12     $         1.40
Goodwill amortization per share                                                    0.00              0.14               0.04
                                                                          -------------     -------------     --------------
Pro forma adjusted earnings per share                                     $        1.55     $        1.26     $         1.44
                                                                          =============     =============     ==============

Changes in the carrying amount of goodwill for the twelve-month period ended December 31, 2002, by operating segment, are as follows:

                                                                              BANKING        INSURANCE
                                                                            ACTIVITIES       ACTIVITIES            TOTAL
Balance as of January 1, 2002                                              $          0     $    2,760,113    $   2,760,113
Goodwill acquired during the period                                                   0            184,800          184,800
                                                                           ------------     --------------    -------------
Balance as of December 31, 2002                                            $          0     $    2,944,913    $   2,944,913
                                                                           ============     ==============    =============

As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of the Company's analysis, no reclassifications were required as of December 31, 2002.

Information regarding the Company's other intangible assets follows:

                                                                             CARRYING        ACCUMULATED
                                                                              AMOUNT        AMORTIZATION            NET
Noncompete agreements                                                      $    459,000     $     (44,050)    $     414,950
Capitalized pension costs                                                       247,665                 0           247,665
Insurance expirations                                                           185,000           (60,500)          124,500
                                                                           ------------     -------------     -------------
Total                                                                      $    891,665     $    (104,550)    $     787,115
                                                                           ============     =============     =============

Amortization expense related to intangibles for the years ended December 31, 2002, 2001 and 2000 was $78,800, $21,800 and $3,950, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

YEAR ENDING DECEMBER 31                                                                                            AMOUNT
2003                                                                                                          $     111,800
2004                                                                                                                111,800
2005                                                                                                                106,350
2006                                                                                                                107,000
2007                                                                                                                 50,000

6. PROPERTIES AND EQUIPMENT

Properties and equipment at December 31 were as follows:

                                                                                                 2002              2001
Land                                                                                        $     268,485     $     268,485
Buildings and improvements                                                                      5,557,263         4,468,428
Equipment                                                                                       4,773,451         3,931,185
                                                                                            -------------     -------------
                                                                                               10,599,199         8,668,098
Less accumulated depreciation                                                                  (5,250,205)       (4,545,365)
                                                                                            -------------     -------------
Properties and equipment, net                                                               $   5,348,994     $   4,122,733
                                                                                            =============     =============

Depreciation expense totaled $665,530 in 2002, $613,117 in 2001, and $578,407 in 2000.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments, for which it is practicable to estimate that value.

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

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - As described in
Note 15, the Company was a party to financial instruments with off-balance sheet risk at December 31, 2002 and 2001. Such financial instruments consist of commitments to extend permanent financing and letters of credit. If the options are exercised by the prospective borrowers, these financial instruments will become interest-earning assets of the Company. If the options expire, the Company retains any fees paid by the counterparty in order to obtain the commitment or guarantee. The fair value of commitments is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements. The fair value of these off-balance sheet items at December 31, 2002 and 2001 approximates the recorded amounts of the related fees, which are not considered material.

At December 31, 2002 and 2001, the estimated fair values of the Company's financial instruments were as follows:

                                                         2002                           2001
                                                CARRYING        FAIR          CARRYING         FAIR
                                                 AMOUNT         VALUE          AMOUNT          VALUE
Financial assets:
   Cash and cash equivalents                  $ 19,758,727   $ 19,758,727   $ 10,694,087   $ 10,694,087
   Interest bearing accounts in other banks        877,230        877,230              0              0
                                              ============   ============   ============   ============
   Securities                                 $106,671,914   $106,733,021   $ 84,065,231   $ 84,065,231
                                              ============   ============   ============   ============
   Loans                                      $151,143,252                   144,255,147
   Less: allowance for loan losses               2,145,606                     1,786,115
                                              ------------   ------------   ------------   ------------
   Loans, net                                 $148,997,646   $162,071,427   $142,469,032   $148,103,833
                                              ============   ============   ============   ============
Financial liabilities:
   Deposits                                   $239,506,835   $240,759,785   $204,260,062   $206,592,532
                                              ============   ============   ============   ============
   Other borrowed funds                       $  8,110,964   $  8,110,964   $  9,660,748   $  9,660,748
                                              ============   ============   ============   ============

8. DEPOSITS

Time deposits, with minimum denominations of $100,000 each, totaled $28,440,994 and $28,864,608 at December 31, 2002 and 2001, respectively. Additionally, the interest expense related to these deposits for the years ended December 31, 2002, 2001 and 2000 was $981,000, $1,544,000 and $1,747,000 respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows:

2003            $   64,400,671
2004                17,869,442
2005                 1,320,451
2006                 3,901,056
2007                 1,907,714
                --------------
                $   89,399,334
                ==============

9. OTHER BORROWED FUNDS

Other borrowed funds include $8,110,964 of long-term borrowing at December 31, 2002. The long-term borrowing consisted of various advances from the Federal Home Loan Bank with interest rates ranging from 4.90% to 5.34%. These advances are collateralized by certain qualifying assets. The maturities of other borrowed funds are as follows:

2003           $    3,389,551
2004                2,437,042
2005                1,467,368
2006                  706,971
2007                   90,899
Thereafter             19,133
               --------------
Total          $    8,110,964
               ==============

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank enters into agreements with depositors to sell to the depositors securities owned by the Bank and repurchase the identical security, generally within one day. No physical movement of the securities is involved. The depositor is informed the securities are held in safekeeping by the Bank on behalf of the depositor.

11. EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLAN

The Bank has a defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on the employees' compensation and years of service. The Bank uses an actuarial method of amortizing prior service cost and unrecognized net gains or losses, which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the prior service cost and net gains or losses over the average remaining service period of active employees, which exceeds the required amortization.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statements of financial position, and the amounts recognized in the statement of financial position.

                                                                              2002           2001
Change in benefit obligation:
  Benefit obligation at beginning of year                                 $ 1,958,392    $ 1,912,951
  Service cost                                                                168,533        170,990
  Interest cost                                                               160,857        155,046
  Actuarial loss (gain)                                                       266,140       (184,340)
  Benefits paid                                                               (39,728)       (96,255)
                                                                          -----------    -----------
  Benefit obligations at end of year                                      $ 2,514,194    $ 1,958,392
                                                                          -----------    -----------
Change in plan assets:
  Fair value of plan assets at beginning of year                          $ 1,735,117    $ 1,897,429
  Actual return on plan assets                                                (19,647)      (151,892)
  Employer contributions                                                      335,306         85,835
  Benefits paid                                                               (39,728)       (96,255)
                                                                          -----------    -----------
  Fair value of plan assets at end of year                                $ 2,011,048    $ 1,735,117
                                                                          -----------    -----------
Funded status                                                             $  (503,146)   $  (223,275)
Unrecognized net actuarial loss                                               585,429        177,041
Unrecognized prior service cost                                              (182,989)      (197,696)
                                                                          -----------    -----------
Net amount recognized                                                     $  (100,706)   $  (243,930)
                                                                          ===========    ===========
Amount recognized in the statement of financial position consists of:
  Accrued benefit liability                                                  (100,706)      (243,930)
                                                                          -----------    -----------
  Net amount recognized                                                   $  (100,706)   $  (243,930)
                                                                          ===========    ===========

The Plan's assets are primarily invested in equity and fixed income mutual funds. Valuations of the pension plan as shown above were conducted as of October 1, 2002 and 2001. Assumptions used by the Bank in the determination of pension plan information consisted of the following:

                                                                   2002        2001
Weighted-average discount rate                                     6.75%       7.50%
Rate of increase in compensation levels                            4.75%       4.75%
Expected long-term rate of return on plan assets                   6.75%       7.50%

The components of net periodic cost consisted of the following:

                                    2002        2001          2000
Service cost                     $ 168,533    $ 170,990    $ 110,067
Interest cost                      160,857      155,046      145,860
Expected return on plan assets    (121,139)    (148,392)    (149,085)
Net amortization and deferral      (16,169)     (16,169)     (16,169)
                                 ---------    ---------    ---------
Net periodic cost                $ 192,082    $ 161,475    $  90,673
                                 =========    =========    =========

The Bank also maintains a non-qualified supplemental executive retirement plan ("SERP") covering certain members of senior management. The plan provides a fixed benefit, which is specific to the participant. The obligations related to the plan are indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $225,986 and $166,000 at December 31, 2002 and 2001, respectively. The face values of these policies were approximately $1,750,000 at December 31, 2002 and 2001. The Bank uses an actuarial method of amortizing unrecognized net gains or losses, which result from actual experience and assumptions being different than those that are projected. The amortization method the Bank is using recognizes the net gains or losses over the average remaining service period of active employees, which exceeds the required amortization. During 2002, the Bank reduced pension expense by approximately $180,000 to correct a prior over accrual.

The following are reconciliations of the benefit obligation and the fair value of plan assets, the funded status of the plan, the amounts not recognized in the statement of financial position and the amounts recognized in the Statements of Financial Position.


                                                                             2002          2001
Change in benefit obligation:
  Benefit obligation at beginning of year                                $ 1,410,936    $ 1,384,729
  Service cost                                                                49,147        130,879
  Interest cost                                                              109,084        109,902
  Actuarial loss (gain)                                                      112,715       (121,798)
  Benefits paid                                                              (92,776)       (92,776)
                                                                         -----------    -----------
  Benefit obligation at end of year                                      $ 1,589,106    $ 1,410,936
                                                                         -----------    -----------

Change in plan assets:
  Fair value of plan assets at beginning of year                         $         0    $         0
  Actual return on plan assets                                                     0              0
  Contributions to the plan                                                   92,776         92,776
  Benefits paid                                                              (92,776)       (92,776)
                                                                         -----------    -----------
  Fair value of plan assets at end of year                               $         0    $         0
                                                                         -----------    -----------

Funded status                                                            $(1,589,106)   $(1,410,936)
Unrecognized actuarial loss                                                  262,892              0
Unrecognized prior service cost                                              247,665        276,052
                                                                         -----------    -----------
Net amount recognized                                                    $(1,078,549)   $(1,134,884)
                                                                         ===========    ===========

Amounts recognized in the statement of financial position consists of:
  Accrued benefit liability                                              $(1,589,106)   $(1,410,936)
  Intangible asset                                                           247,665        276,052
  Accumulated other comprehensive income                                     262,892              0
                                                                         -----------    -----------
  Net amount recognized                                                  $(1,078,549)   $(1,134,884)
                                                                         ===========    ===========

Valuations of the non-qualified supplemental executive retirement plan as shown above were conducted as of January 1, 2002 and 2001. Assumptions used by the Bank in both years in the determination of pension plan information consisted of the following:

                                                     2002      2001
Weighted-average discount rate                      6.75%     7.50%
Expected long-term rate of return on plan assets    6.75%     7.50%

The components of net periodic cost consisted of the following:

                                              2002       2001       2000
Service cost                                $ 49,147   $130,879   $194,792
Interest cost                                109,084    109,902     73,633
Net amortization and deferral                 61,824     55,669     51,602
                                            --------   --------   --------
Net periodic cost                           $220,055   $296,450   $320,027
                                            ========   ========   ========

The Bank also maintains a non-qualified deferred compensation plan for certain directors. Accrued costs under this plan were approximately $71,000, $71,000 and $212,000 in 2002, 2001 and 2000, respectively. The estimated present value of the benefit obligation, included in other liabilities, was $1,006,000 and $983,000 at December 31, 2002 and 2001, respectively. This obligation is indirectly funded by life insurance contracts (naming the Bank as beneficiary) with aggregate cash surrender values of approximately $436,000 and $381,000 at December 31, 2002 and 2001, respectively. The face values of these policies at December 31, 2002 and 2001 was approximately $3,000,000, and $3,200,000, respectively. The increase in cash surrender value is included in the "Other" financial statement line on the Consolidated Statements of Income. Premiums on the aforementioned life insurance contracts were paid by the Bank in lieu of payment of directors' fees.

The Bank also has a defined contribution Retirement and Thrift 401(k) Plan for employees, who meet certain length of service and age requirements. The provisions of the 401(k) Plan allow eligible employees to contribute up to the maximum IRS allowance with a base contribution by the Bank equal to 1% of the employees' base compensation plus a 25% match of the employees' contribution up to 4% of their annual salary. The Bank can also make discretionary contributions to the Plan. The Bank's expense under this Plan was approximately $50,000, $44,000 and $43,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

12. STOCK OPTION PLAN

The Company maintains a Stock Option Plan (the "Plan"). Under the provisions of the Plan, awards, up to an aggregate of 106,250 shares of common stock, may be granted for employees and consultants under the Plan. Awards may consist of stock options, stock appreciation rights (SARs) and Restricted Stock awards. With respect to stock options, the Human Resources Committee of the Company's Board of Directors ("The Committee") determines the option price (not to be less than fair market value) at the date of grant. The Committee will determine the applicable vesting periods, for all awards, as well as expiration dates, which will not generally be more than ten years. The Committee is authorized to determine all terms, restrictions, and conditions for all types of awards under the Plan. As of December 31, 2002, no awards have been granted. Refer to Note 1 for information regarding a new accounting pronouncement, which provides guidance on valuing stock options.

13. INCOME TAXES

The components of the provision for income taxes were as follows:

                                                              2002           2001            2000
Income taxes currently payable                            $ 1,045,000    $ 1,293,000     $ 1,250,000
Deferred tax expense (benefit)                                148,258       (185,000)       (468,750)
                                                          -----------    -----------     -----------
Total provision                                           $ 1,193,258    $ 1,108,000     $   781,250
                                                          ===========    ===========     ===========

At December 31, 2002 and 2001, the components of the net deferred tax assets were as follows:

                                                                                   2002         2001
Deferred tax assets:
  Allowance for loan losses                                                     $  767,000   $  651,000
  Pension premiums                                                                 556,000      654,000
  Deferred compensation                                                            392,000      386,000
  Additional minimum liability                                                     102,000            0
                                                                                ----------   ----------
  Gross deferred tax assets                                                     $1,817,000   $1,691,000
                                                                                ----------   ----------

Deferred tax liabilities:
  Depreciation                                                                  $  193,000   $        0
  SERP premiums                                                                     96,000      113,000
  Prepaid expenses                                                                 131,000      139,000
  Net unrestricted gains on securities available for sale                        1,341,000      431,000
                                                                                ----------   ----------
  Gross deferred tax liabilities                                                $1,761,000   $  683,000
                                                                                ----------   ----------
  Net deferred tax asset                                                        $   56,000   $1,008,000
                                                                                ==========   ==========

The net deferred tax asset at December 31, 2002 and 2001 is included in "Other" assets in the accompanying consolidated balance sheets.

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

The Company's provision for income taxes differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

                                                                               DECEMBER 31
                                                          2002                    2001                    2000
                                                  AMOUNT       PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT
Tax provision at statutory rate                $ 1,632,000       34%    $ 1,254,000      34%    $ 1,361,000       34%
(Decrease) increase in taxes resulting from:
   Tax-exempt income                              (628,000)     (13)       (534,000)    (15)       (527,000)     (13)
   Tax exempt insurance proceeds                   (63,000)      (1)              0       0        (469,000)     (12)
   State taxes, net of federal benefit             132,000        3         240,000       7         210,000        5
   Non-deductible goodwill                               0        0         108,000       3          36,000        1
   Other items, net                                120,258        2          40,000       1         170,250        4
                                               --------------------     -------------------     --------------------
   Provision for income taxes                  $ 1,193,258       25%    $ 1,108,000      30%    $   781,250       19%
                                               ====================     ===================     ====================

14. RELATED PARTY TRANSACTIONS

The Bank has entered into loan transactions with certain directors, significant shareholders and their affiliates (related parties). The Company extends credit under substantially the same terms as comparable third-party arrangements, and is in compliance with applicable banking regulations. The aggregate amount of loans to such related parties at December 31, 2002 and 2001 was $3,997,786 and $4,993,555, respectively. During 2002 and 2001, new loans to such related parties amounted to $886,090 and $15,613,495, respectively, and repayments amounted to $1,881,860 and $15,304,528.

15. CONTINGENT LIABILITIES AND COMMITMENTS

The consolidated financial statements do not reflect various commitments and contingent liabilities, which arise in the normal course of business, and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 2002 and 2001 is as follows:

                                   2002         2001
Commitments to extend credit   $40,094,000   $26,457,000
Standby letters of credit        1,739,000     1,843,000
                               -----------   -----------
Total                          $41,833,000   $28,300,000
                               ===========   ===========

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the consolidated balance sheets. Because these instruments have fixed maturity dates, and because they may expire without being drawn upon, they do not necessarily represent cash requirements to the Bank. The Bank has not incurred any losses on its commitments during the past three years.

Certain lending commitments for conforming residential mortgage loans to be sold into the secondary market are considered derivative instruments under the guidelines of SFAS No. 133. The changes in the fair value of these commitments due to interest rate risk are not recorded on the balance sheet as these derivatives are not considered material. Further discussion on derivative instruments is included in Note 1.

The Company has entered into contracts with third parties which have indemnification clauses included. Examples of such contracts include third party service providers, agreements with brokers and dealers, correspondent banks, purchasers of residential mortgages and certain directors and officers. Due to the nature of these indemnification provisions, it is not possible to quantify the aggregate exposure to the Company resulting from them.

The Company and its subsidiary, M&W Agency, Inc., lease certain offices, land and equipment under long-term operating leases. The aggregate minimum annual rental commitments under these leases total approximately $293,000 in 2003, $265,000 in 2004, $175,000 in 2005, $173,000 in 2006, $179,220 in 2007 and
$1,727,000 thereafter.

The Company is subject to possible litigation proceedings in the normal course of business. As of December 31, 2002, the Company did not have any asserted claims pending against the Company.

16. CONCENTRATIONS OF CREDIT

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

17. SEGMENT INFORMATION

The Company is comprised of two primary business segments - banking and insurance activities. The reportable segments are separately managed and their performance is evaluated based on net income. All sources of segment specific revenues and expenses are attributed to management's definition of net income. Revenues from transactions between the two segments are not significant. The accounting policies of the segments are the same as those described in Note 1. The following table sets forth information regarding these segments for the years ended December 31, 2002 and 2001.

                                                                                  2002
                                                                 BANKING         INSURANCE
                                                                ACTIVITIES       ACTIVITIES       TOTAL
Net interest income (loss)                                     $ 10,416,225    $    (20,532)   $ 10,395,693
Provision for credit losses                                         420,000               0         420,000
                                                               ------------    ------------    ------------
Net interest income (loss) after provision for credit losses      9,996,225         (20,532)      9,975,693

Non-interest income                                               2,554,050               0       2,554,050
Insurance commissions and fees                                            0       2,947,381       2,947,381
Net loss on sales of assets                                         (27,690)              0         (27,690)
Non-interest expense                                              8,513,837       2,136,292      10,650,129
                                                               ------------    ------------    ------------

Income before income taxes                                        4,008,748         790,557       4,799,305
Income tax expense                                                  878,815         314,443       1,193,258
                                                               ------------    ------------    ------------
                                                               $  3,129,933    $    476,114    $  3,606,047
                                                               ============    ============    ============

                                                                                   2001
                                                                  BANKING        INSURANCE
                                                                ACTIVITIES       ACTIVITIES       TOTAL
Net interest income (loss)                                     $  9,138,090    $    (28,069)   $  9,110,021
Provision for credit losses                                         420,000               0         420,000
                                                               ------------    ------------    ------------
Net interest income (loss) after provision for credit losses      8,718,090         (28,069)      8,690,021

Non-interest income                                               1,948,733               0       1,948,733
Insurance commissions and fees                                            0       2,412,900       2,412,900
Net gain on sales of assets                                         166,279               0         166,279
Non-interest expense                                              7,671,705       1,858,901       9,530,606
                                                               ------------    ------------    ------------

Income before income taxes                                        3,161,397         525,930       3,687,327
Income tax expense                                                  897,400         210,600       1,108,000
                                                               ------------    ------------    ------------
                                                               $  2,263,997    $    315,330    $  2,579,327
                                                               ============    ============    ============

                                                                                    2000
                                                                  BANKING         INSURANCE
                                                                ACTIVITIES       ACTIVITIES       TOTAL
Net interest income (loss)                                     $  8,596,869    $    (16,780)   $  8,580,089
Provision for credit losses                                         689,000               0         689,000
                                                               ------------    ------------    ------------
Net interest income (loss) after provision for credit losses      7,907,869         (16,870)      7,891,089

Non-interest income                                               3,054,523               0       3,054,523
Insurance commissions and fees                                            0         646,484         646,484
Net loss on sales of assets                                         (52,826)              0         (52,826)
Non-interest expense                                              6,979,923         555,111       7,535,034
                                                               ------------    ------------    ------------

Income before income taxes                                        3,929,643          74,593       4,004,236
Income tax expense                                                  751,350          29,900         781,250
                                                               ------------    ------------    ------------
                                                               $  3,178,293    $     44,693    $  3,222,986
                                                               ============    ============    ============


                            DECEMBER 31,   DECEMBER 31,
IDENTIFIABLE ASSETS, NET        2002          2001
Banking activities          $284,120,833   $244,911,420
Insurance activities           4,590,027      3,811,038
                            ------------   ------------
Consolidated Total Assets   $288,710,860   $248,722,458
                            ============   ============

The majority of the insurance segment assets are related to net goodwill of approximately $2.9 million. The related amortization of goodwill for 2001 was reported as an expense on the banking segment.

18. REGULATORY MATTERS

The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2002, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios were as follows:

                                                                                 2002
                                                                                                     MINIMUM TO BE WELL
                                                                                                     CAPITALIZED UNDER
                                                                            MINIMUM FOR CAPITAL      PROMPT CORRECTIVE
                                                            ACTUAL          ADEQUACY PURPOSES        ACTION PROVISIONS

                                                       AMOUNT     RATIO       AMOUNT     RATIO         AMOUNT      RATIO
Total capital (to risk weighted assets)             $27,554,000   16.2%    $13,635,000    8.0%      $17,044,000    10.0%
                                                    ==================     ==================       ===================
Tier I capital (to risk weighted assets)            $25,434,000   14.9%    $ 6,818,000    4.0%      $10,226,000     6.0%
                                                    ==================     ==================       ===================
Tier I capital (to average assets)                  $25,434,000    9.3%    $10,901,000    4.0%      $13,626,000     5.0%
                                                    ==================     ==================       ===================

                                                                                 2001
                                                                                                     MINIMUM TO BE WELL
                                                                                                     CAPITALIZED UNDER
                                                                            MINIMUM FOR CAPITAL      PROMPT CORRECTIVE
                                                             ACTUAL         ADEQUACY PURPOSES        ACTION PROVISIONS

                                                       AMOUNT     RATIO    AMOUNT        RATIO         AMOUNT      RATIO
Total capital (to risk weighted assets)             $25,226,000   16.4%    $12,333,000    8.0%      $15,417,000    10.0%
                                                    ==================     ==================       ===================
Tier I capital (to risk weighted assets)            $23,451,000   15.2%    $ 6,167,000    4.0%      $ 9,250,000     6.0%
                                                    ==================     ==================       ===================
Tier I capital (to average assets)                  $23,451,000    9.6%    $ 9,763,000    4.0%      $12,204,000     5.0%
                                                    ==================     ==================       ===================

19. PARENT COMPANY ONLY FINANCIAL INFORMATION

Parent company (Evans Bancorp, Inc.) only condensed financial information is as follows:

CONDENSED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001                                         2002            2001            2000
ASSETS
Cash                                                           $     48,171    $     36,779
Investment in subsidiary                                         30,813,830      26,923,990
                                                               ------------    ------------
    Total assets                                               $ 30,862,001    $ 26,960,769
                                                               ============    ============

STOCKHOLDERS' EQUITY
Stockholders' equity:
  Common stock                                                 $  1,167,081    $  1,103,234
  Capital surplus                                                16,578,868      13,727,084
  Retained earnings                                              11,179,871      11,464,273
  Accumulated other comprehensive income, net of tax              1,942,295         666,178
  Treasury stock                                                     (6,114)              0
                                                               ------------    ------------
    Total stockholders' equity                                 $ 30,862,001    $ 26,960,769
                                                               ============    ============

CONDENSED STATEMENTS OF INCOME
DECEMBER 31, 2002, 2001 AND 2000
Dividends from subsidiary                                      $  1,304,585    $  1,068,834    $    899,046
Other revenue                                                       163,213         185,000          50,000
Expenses                                                           (151,821)       (189,426)        (47,813)
                                                               ------------    ------------    ------------
Income before equity in undistributed earnings of subsidiary      1,315,977       1,064,408         901,233
Equity in undistributed earnings of subsidiary                    2,290,070       1,514,919       2,321,753
                                                               ------------    ------------    ------------
Net income                                                     $  3,606,047    $  2,579,327    $  3,222,986
                                                               ============    ============    ============

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Operating activities:
  Net income                                                   $  3,606,047    $  2,579,327    $  3,222,986
  Adjustments to reconcile net income to
     net cash provided by operating activities:
     Undistributed earnings of subsidiary                        (2,290,070)     (1,514,919)     (2,321,753)
                                                               ------------    ------------    ------------
     Net cash provided by operating activities                    1,315,977       1,064,408         901,233

Financing activities - cash dividends paid                       (1,304,585)     (1,068,834)       (899,046)
                                                               ------------    ------------    ------------
Net increase (decrease) in cash                                      11,392          (4,426)          2,187
Cash, beginning of year                                              36,779          41,205          39,018
                                                               ------------    ------------    ------------
Cash, ending of year                                           $     48,171    $     36,779    $     41,205
                                                               ============    ============    ============

20. ACQUISITION

On January 1, 2002, M&W Agency, Inc. completed its acquisition of assets, business and certain liabilities of Eden Agency, Inc., a retail property and insurance company located in Eden, New York. The purchase price of $764,800 included $50,000 in cash, $250,000 of notes payable, and $172,800 of liabilities assumed. The assets and liabilities assumed included certain fixed assets, goodwill, intangible assets and notes payable.

On December 30, 2002, M&W Agency, Inc., completed its acquisition of the assets, business and certain liabilities of Frontier Claim Services, Inc., an insurance adjusting business, located in Buffalo, New York. The pro forma impact of this acquisition is not material to the revenue, net income or net income per share assuming the acquisition had taken place at January 1, 2002. The acquisition cost of $292,000 included $42,000 in cash and $250,000 in notes payable. The assets purchased included certain fixed assets and an intangible asset.

21. SUBSEQUENT EVENTS

Subsequent to December 31, 2002, M&W Agency, Inc, completed its acquisition of the assets, business and certain liabilities of the Gutekunst Insurance Agency, a retail property and casualty insurance company, located in Colden, New York. The pro forma impact of this acquisition is not material to the net sales, net income or basic earnings per share assuming the acquisition had taken place at January 1, 2002.

Subsequent to December 31, 2002, ENHC accepted the subscription of 119 shares of non-voting preferred stock. These subscriptions raised approximately $60,000 in capital to be used in the business and activities of ENHC.

22. QUARTERLY FINANCIAL DATA -  UNAUDITED

(IN THOUSANDS, EXCEPT PER SHARE DATA)  4TH QUARTER  3RD QUARTER  2ND QUARTER  1ST QUARTER
2002
Interest income                            $3,571      $3,794      $3,903       $3,944
Interest expense                            1,046       1,168       1,275        1,327
                                           ------      ------      ------       ------
Net interest income                         2,525       2,626       2,628        2,617
Net income                                    865         935         927          879
Earnings per share *                         0.37        0.40        0.40         0.38

2001

Interest income                            $3,701      $3,947      $3,998       $4,001
Interest expense                            1,434       1,611       1,699        1,793
                                           ------      ------      ------       ------
Net interest income                         2,267       2,336       2,299        2,208
Net income                                    548         725         650          655
Earnings per share *                         0.24        0.32        0.28         0.28

* All share and per share information is stated after giving effect to the June 2001 5-for-4 stock split, and the 1-for-20 stock dividend, payable on January 29, 2003 to shareholders of record as of December 2, 2002.

SHAREHOLDER AND CORPORATE INFORMATION

GENERAL SHAREHOLDER INFORMATION

As of December 31, 2002, there were 1,152 shareholders of record of the Company's common stock. Total shares outstanding were 2,334,162.

ANNUAL MEETING

Tuesday, April 22, 2003 at 9:00 a.m.
Romanello's South Restaurant
5793 South Park Avenue
Hamburg, NY 14075

INVESTOR INFORMATION

UPON WRITTEN REQUEST OF ANY SHAREHOLDER, A COPY OF THE COMPANY'S REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2002, THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE OBTAINED, WITHOUT CHARGE, FROM MICHELLE A. BAUMGARDEN, EVANS BANCORP, INC., 14-16 N. MAIN STREET, ANGOLA, NY 14006.

Investor and shareholder information regarding Evans Bancorp, Inc., including all filings with the Securities and Exchange Commission, is available through the Company's website at www.evansbancorp.com.

STOCK TRANSFER AGENCY AND REGISTRAR

Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholders records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment plan should contact:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop # 10AT66
Cincinnati, OH 45202
1-800-837-2755 or (513) 579-5320
Monday through Friday 8 a.m. to 5 p.m. EST

CORPORATE HEADQUARTERS

14 - 16 North Main Street
Angola, New York 14006
(716) 549-1000

AUDITORS

Deloitte & Touche LLP
50 Fountain Plaza
Buffalo, New York 14202
(716) 843-7200

QUARTERLY STOCK PRICES* AND CASH DIVIDENDS PAID**

                             3/31/01  6/30/01  9/30/01  12/31/01
================================================================
HIGH                         $35.81   $35.81   $28.57   $21.49
----------------------------------------------------------------
LOW                          $35.81   $35.81   $17.14   $16.57
================================================================
CASH DIVIDENDS PER SHARE**   $ 0.21   $ 0.00   $ 0.00   $ 0.26
----------------------------------------------------------------

                             3/31/02  6/30/02  9/30/02  12/31/02
================================================================
HIGH                         $18.81   $21.09   $24.55   $23.38
----------------------------------------------------------------
LOW                          $17.19   $17.10   $15.48   $19.04
================================================================
CASH DIVIDENDS PER SHARE**   $ 0.00   $ 0.26   $ 0.00   $ 0.30
----------------------------------------------------------------

* Evans Bancorp, Inc. distributed a 5-for-4 split of its common stock on June 12, 2001, and a 1-for-20 stock dividend payable on January 29, 2003, to sharehold- ers of record on December 2, 2002. This information listed has been adjusted to reflect the stock split and stock dividend. The common stock began trading on the Nasdaq National Market system on July 9, 2001. Prior to that time, there was no established public trading market for the stock and the price information listed rep- resents the highest and lowest prices known to management at which the stock of the Company was sold in private transactions during the periods indicated, with- out retail markup, markdown or commission.

** Cash dividends are paid by Evans Bancorp, Inc. on a semi-annual basis. The amounts listed are stated in the quarter paid and are adjusted to reflect the stock split and stock dividend noted in * above.

CORPORATE OFFICERS

EVANS NATIONAL BANK

PRESIDENT AND CHIEF EXECUTIVE OFFICER
James Tilley

SENIOR VICE PRESIDENT
William R. Glass

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Mark DeBacker

VICE PRESIDENTS
Katherine M. Allen
George L. Catalano
Susan J. Herold
Timothy F. Jachlewski
Howard M. Martin, Jr.
Michael R. Noville
Michael C. Schafer
Mary Jo Shults
Jeffrey M. Werdein
Jeffrey L. White

CONTROLLER
John B. Connerton

ASSISTANT VICE PRESIDENTS
Michelle A. Bress
Rose Marie Hinckley
Mary K. Hosler
Nadine G. Houghton
Ronald J. Kasianowicz
Lori L. Kuczka
Linda C. Noecker
Cathy E. Rohrich

BANK OFFICERS
Douglas V. Carlson
Julie Gornikiewicz
Cindy A. Gracon
Kim M. Heimburg
Mary D. Philbin
Robin L. Roseman

M&W AGENCY, INC.

PRESIDENT
Robert G. Miller, Jr.

VICE PRESIDENTS
Louis Atti
Frederick E. Gould
Ronald E. Miller

ENB ASSOCIATES INC.

PRESIDENT
Robert G. Miller, Jr.

VICE PRESIDENT
Emily S. Hazlett

EVANS NATIONAL BANK COMMUNITY ADVISORY BOARD MEMBERSHIP

NORTH REGION:

Timothy F. Jachlewski
Chairperson (Evans National Bank)
Roy Emerling
Emerling Chevrolet, Inc.
William J. Gray
retired Evans National Bank commercial loan officer
Kenneth Kirst
Kirst Construction, Inc.
David Paulus
Paulus & Co.
Dr. Barbara Radolinski
Private practice
Charles Spinner
Attorney

SOUTH REGION:

George L. Catalano
Chairperson (Evans National Bank)
Mary Addison
Heimburg-Addison Funeral Home
Dr. Maria Rita P. Andaya
Private practice
Anthony Borrello
Pro Oil, Inc.
Robert Drago, Jr.
Entrepreneur
Michael Gacioch
National Property Management, Inc.
Richard Gradl
Gradl Landscaping
David Mackowiak
Johnson Mackowiak Moore & Myott LLP
Thomas Syroczynski
Jubilee

BOARD OF DIRECTORS

Phillip Brothman
Chairman of the Board
Partner - Hurst, Brothman & Yusick

Thomas H. Waring, Jr.
Vice Chairman of the Board
Principal, Waring Financial Group

Robert W. Allen, Secretary
Retired

William F. Barrett
Property Developer and Real Estate Manager

James Biddle, Jr.
Chairman, Mader Construction Company, Inc.
and related companies

Laverne G. Hall
Retired

Robert G. Miller, Jr.
President,
M&W Agency, Inc.

David M. Taylor
President,
Concord Nurseries, Inc.

James Tilley
President and Chief Executive Officer,
Evans National Bank

DIRECTORS EMERITUS

Floyd H. Hurst
Richard C. Stevenson
Carl F. Ulmer

OFFICERS

EVANS BANCORP, INC.

James Tilley
President and Chief Executive Officer

Robert W. Allen
Secretary

William R. Glass
Treasurer

[PHOTO OF DAVID KOCH]

In memory of David Koch, who served on the Board of Directors from 1979 through 2002, for his many years of service, leadership, knowledge and integrity.

BOARD OF DIRECTORS

STANDING:

Robert G. Miller, Jr., James Biddle, Jr., William F. Barrett, Laverne G. Hall, David M. Taylor

SEATED:

Robert W. Allen, James Tilley, Phillip Brothman, Thomas H. Waring, Jr.

[PHOTO OF BOARD OF DIRECTORS]

EXECUTIVE COMMITTEE

STANDING:

Mark DeBacker, Senior Vice President and Chief Financial Officer; William R. Glass, Senior Vice President

SEATED:

James Tilley, President and Chief Executive Officer; Phillip Brothman, Chairman of the Board; Thomas H. Waring, Jr., Vice Chairman of the Board

[PHOTO OF EXECUTIVE COMMITTEE]

OPERATING COMMITTEE

STANDING:

George L. Catalano, Vice President; Mark DeBacker, Senior Vice President

SEATED:

James Tilley, President and Chief Executive Officer; William R. Glass, Senior Vice President

[PHOTO OF OPERATING COMMITTEE]

[EVANS BANCORP, INC. LOGO]
EVANS BANCORP, INC.
14 - 16 North Main Street
  Angola, New York 14006
   www.evansbancorp.com